
04030619

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EpiTan Limited

*CURRENT ADDRESS Level 10
52 Collins Street
Melbourne, Victoria 3000

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34790 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/8/04



Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

Quarter ended ("current quarter")

31 March 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(87)	(379)
		(b) advertising and marketing	-	-
		(c) research and development	(563)	(2,926)
		(d) leased assets	-	-
		(e) other working capital	(736)	(692)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		76	244
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (GST refunds)		29	209
	Net operating cash flows		(1,281)	(3,544)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,281)**	**(3,544)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(14)	(27)
	(d) physical non-current assets	-	(14)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(14)	(41)
1.14	**Total operating and investing cash flows**	(1,295)	(3,585)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	449	7,678
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (Intersuisse Underwriting Fees)	-	-
	Net financing cash flows	449	(7,678)
	Net increase (decrease) in cash held	(846)	4,093
1.21	Cash at beginning of quarter/year to date	7,551	2,612
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	6,705	6,705

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	92
1.25	Aggregate amount of loans to the parties included in item 1.11 (see note 1)	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	343	1,031
4.2 Deposits at call	2,386	3,538
4.3 Bank overdraft	-	-
4.4 Other (including bank bills & income security)	3,976	2,982
Total: cash at end of quarter (item 1.22)	6,705	7,551

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Date: 29 April 2004

(~~Director~~/Company secretary)

Print name: Iain Kirkwood

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a)- policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

epitan

14 April 2004

Rick Iversen
Companies Advisor
Australian Stock Exchange
Level 3, 530 Collins Street,
Melbourne, Victoria 3000

Dear Mr Iversen,

Re: Price Query

I refer to your letter of 13 April and respond to your question items as:

ITEM 1: No

EpiTan (the "Company") made an announcement on 26 March 2004 reporting that, following a comprehensive review of its clinical trial strategy in Europe, it would be substantially expanding its clinical trials for polymorphous light eruption (PMLE) – otherwise known as sun poisoning - during 2004. The company reported that it would be lodging a Clinical Trial Exemption (CTX) application with the European Medicines Evaluation Agency (EMEA) to expand the number of PMLE trial sites in Europe to include Great Britain and Sweden.

The Company issued a media release on 25 March 2004 reporting that new research by the Melanoma and Skin Cancer Research Institute at Sydney's Royal Prince Alfred Hospital, indicating that ultraviolet-A light – now found to be a serious cause of skin cancer and which is not blocked out by many sunscreens – represents a further reason to develop and use an Australian drug which produces melanin and which protects against both forms of UV light.

The Company made an announcement on 23 March 2004 reporting that it had appointed former FDA dermatology specialist Dr Ella Toombs as a regulatory advisory consultant. Dr Toombs' prime focus will be to assist the Company prepare its Investigational New Drug (IND) application for Melanotan, which will be submitted to the US Food & Drug Administration in mid-2004.

The Company made a presentation on 11 February 2004 at a Securities Institute of Australia biotech showcase. In this presentation, which was lodged with ASX, it reported it is actively seeking a partnership with a larger pharmaceutical company to assist with bringing Melanotan to market. It also reported it is evaluating expanding

its capital base to the USA or UK to tap apparent investor appetite. These activities are ongoing.

The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the company.

ITEM 3: No

Outside of the statement in item 1 above, the company has no other explanation for the price change and increase in volume in the securities of the company.

ITEM 4: The Company is in compliance with the listing rules and in particular listing rule 3. 1.

Yours sincerely

Iain Kirkwood
Company Secretary

EpiTan Limited A.B.N. 88 089 644 119
Level 10, 52 Collins Street, Melbourne Victoria Australia 3000
Tel: +613 9662 4688 Fax: +613 9662 4788
www.epitan.com.au

RECEIVED
2004 MAY -7 A 9: 13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,185,937 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 1,185,937 unquoted (directors) options at 30 cents each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	30 cents per option. Total $335,781.10
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 1,185,937 unquoted (directors) options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	113,303,239 EPT	ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,462,402	EpiTan Incentive Option Plan

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 5 April 2004

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Elmer Agersborg
Date of last notice	22 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	NA
Date of change	30 March 2004
No. of securities held prior to change	Nil
Class	Fully paid ordinary shares
Number acquired	50,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,000.00
No. of securities held after change	50,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 50,000 directors' options at $0.30 per share

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

epitan

Friday 26 March 2004

Company Announcement

European clinical trials for PMLE to be expanded

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited [ASX:EPT] today announced that, following a comprehensive review of its clinical trial strategy in Europe, it will be substantially expanding its clinical trials for polymorphous light eruption (PMLE) - otherwise known as sun poisoning - during 2004.

The company will now lodge a Clinical Trial Exemption (CTX) application with the European Medicines Evaluation Agency (EMEA) to expand the number of PMLE trial sites in Europe to include Great Britain and Sweden. Twenty-one percent of Swedes suffer from PMLE, one of the highest rates in the world.

The company's current German PMLE proof-of-concept study will be deferred, despite receiving ethics committee approval, to facilitate this expansion and to allow the use of the new lower dosage sustained release solid injectable, which will be used in place of the larger implant.

The company announced in February this year that, as a result of better than expected efficacy in its Queensland implant dose escalation trial, a much smaller sustained release solid injectable containing significantly less drug is now being produced.

In the Queensland trial the first six volunteers, who received the two lowest levels of the melanin-producing drug Melanotan®, quickly demonstrated substantial increases in melanin levels. After 60 days the volunteers still had a profound natural tan.

The CTX application is expected to be lodged in mid 2004 and trials should begin in the European winter.

Dr Wayne Millen, EpiTan's Managing Director said, "We are confident that elevating melanin levels with Melanotan will help those affected by PMLE. After a thorough review of our European clinical trial strategy we concluded it would be more pragmatic to standardise all future studies and trials around the new sustained release solid dose injectable. This is going to be the formulation with which we expect Melanotan to be commercialised first so we didn't want to waste any time with formulations which have been superseded."

-End-

epitan

Media Announcement

Tanning drug gives extra protection following research showing sunscreens are failing, say leading dermatologists in the US and Australia

Thursday 25 March 2004

New research by the Melanoma and Skin Cancer Research Institute at Sydney's Royal Prince Alfred Hospital, indicating that ultraviolet-A light – now found to be a serious cause of skin cancer and which is not blocked out by many sunscreens – represents a further reason to develop and use an Australian drug which produces melanin and which protects against both forms of UV light, dermatologists in the US and Australia said today.

Research from Sydney's Royal Prince Alfred Hospital – led by Dr Nita Agar and published in the latest issue of the *Proceedings of the National Academy of Sciences* – shows that many sunscreens do not block out UVA light, which scientists now believe leads to potentially cancer-causing mutations.

Dr James Spencer, Vice Chairman Dermatology at New York's Mt Sinai School of Medicine, acknowledges that many sunscreens do not give people the protection that they want, and that melanin-producing drug Melanotan – which human trials have proven helps protect people against sunburn –would allow people to develop a tan, while pushing the sun-safe message.

"The current sunscreens are not perfect," Dr Spencer said. "They come off, people don't put them on enough, and yet we still recommend the regular use of sunscreens because it's the best we've got. The population clearly is not going to spend the rest of their lives living in a cave. Nor do we want them to. We'd like people to be able to enjoy life, to work and to go to sports in a safe fashion. I think potentially having natural melanin which would be evenly distributed is probably going to be a better UV blocker than our current sunscreens."

Dr Spencer said that Americans currently spend $US 5 billion a year on tanning salons, which indicates the demand in the US for cosmetic tans.

"People want a cosmetic tan and many are not very interested in the health message. We physicians want to give a health message. We don't want them tanning. So Melanotan offers a way to bridge this gap. The public want the cosmetic tan, they can achieve it safely. The doctors want to protect the public from skin cancers and this is a way to do it."

Professor Ross Barnetson, a dermatologist at Royal Prince Alfred Hospital, recently headed a clinical trial into the protective qualities of melanin. Volunteers in the trial were subject to both UVA and UVB radiation before and after a regime of Melanotan and levels of sunburn were measured.

"The fair-skinned people who took Melanotan had half the skin damage after they took the drug compared to before," he said. "The results showed that fair-skinned people who have developed a tan are less likely to burn."

The latest research into the dangers of UVA light and the inadequacy of some sunscreens further supports research last year in Britain, which indicated that many sunscreens do not block out harmful UVA light. Professor Roy Sanders, a consultant plastic surgeon with the Restoration of Appearance and Function Trust (RAFT), said sunscreens were inadequate at blocking out UVA light, which can cause melanoma.

Until now scientists thought that ultraviolet-B light was by far the most dangerous form of light. However researchers in both Australia and the USA now say that UVA light causes more skin cancer than previously thought.

"The problem is that many people have been using sunscreens under the assumption that they are protected from all forms of cancer-causing UV light," said Dr Wayne Millen, Managing Director of EpiTan Limited, the company developing Melanotan. "Many people have been taking in unhealthy levels of UVA light in the process.

"Clearly, greater protection is needed in the fight against skin cancer, which is where Melanotan fits in. Melanotan stimulates the production of melanin in the skin, giving people a natural protective tan without prolonged sun exposure. It gives people more protection for the time that they have to spend in the sun – just like wearing shirts and hats – and would be used in conjunction with other skin-protection methods. Importantly, melanin does not discriminate against UVA and UVB light. It protects against both."

In the pivotal Phase II human trials, Melanotan was tested on 81 volunteers of varying skin types. The results of the trial, released in November last year, were:

- Sunburn injury was reduced by more than 50% in the fair- skinned volunteers who had Melanotan and who were subject to both UVA and UVB light
- There was a highly-significant increase in skin melanin in Melanotan-treated volunteers
- And fairer-skin volunteers recorded increases in melanin of up to 100% in some areas

End

For more information:

Dr Wayne Millen MD, EpiTan Limited, Ph: 03 9662 4688

Iain Kirkwood CAO, EpiTan Limited, Ph: 03 9662 4688

Richard Allen Monsoon Communications, Ph: 9620 3333

epitan

Tuesday 23 March 2004

Company Announcement

EpiTan appoints former FDA Dermatologist as Regulatory Advisory Consultant

---

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Drug-development company EpiTan Limited (ASX:EPT) today announced that it had appointed former FDA dermatology specialist Dr Ella Toombs as a regulatory advisory consultant.

Dr Toombs' prime focus will be to assist EpiTan prepare its Investigational New Drug (IND) application for Melanotan, which will be submitted to the US Food & Drug Administration in mid-2004.

Dr Toombs, based in Washington, spent 13 years between 1989 and 2002 at the US Food & Drug Administration including ten years working in the Division of Dermatologic Drugs – Centre for Drug Evaluation and Research (CDER). EpiTan's IND application will be submitted to this FDA division for approval.

Dr Toombs is now working as a private consultant specialising in aesthetic dermatology.

Dr Toombs said, "I am impressed with what I have seen with Melanotan and the trial results that it has produced. I am very interested in helping EpiTan get Melanotan to market."

Dr Wayne Millen, Managing Director of EpiTan, said he was delighted to welcome a person of Dr Toombs' calibre and regulatory expertise to the company.

This appointment complements that of New York-based dermatologist Professor Perry Robins earlier this year and is an important step in facilitating the expansion of Epitan's clinical trials into the USA and Europe.

The multi-centre trials to be co-ordinated under the auspices of the regulatory authorities of the US and Europe will be the final piece of Melanotan's exhaustive clinical trial programme.

-End-


RECEIVED
2004 MAY -7 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 300,000 employee incentive options at 12 cents each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents per employee incentive option. Total $36,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 300,000 employee incentive options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 March 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
112,117,302 EPT	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,648,339	EpiTan Incentive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 17 March 2004

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

Computershare

Tuesday 16 March 2004

Investor Services

Computershare Investor Services Pty Limited
ABN 48078279277
Level Twelve 565 Bourke St
Melbourne Victoria 3000 Australia
GPO Box 2975EE
Melbourne Victoria 3001 Australia
DX Box 30941
Investor Enquiries 1300 850 505
Telephone 61 3 9611 5711
Facsimile 61 3 9611 5710
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
New Zealand
South Africa
United Kingdom
USA

Australian Stock Exchange Limited
Company Announcements
Attention: Ms Pam Ross

Fax - 1900 999 279 - 5 Pages

Change Of Address Notification

Dear Ms Ross,

With effect from commencement of business on 22 March 2004, the Melbourne Office of Computershare Investor Services Pty Limited (CIS) is moving:

From
Level 12, 565 Bourke Street, Melbourne Victoria 3000

To
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
Main Switchboard – 03 9415 5000
Enquiries outside Australia - +61 3 9415 4000
Facsimile - +61 3 9473 2500

The postal address remains unchanged:
GPO Box 2975, Melbourne, Victoria 3001

Our 1300 and 1800 prefixed numbers also remain unchanged.

Lodgement of documentation by member organisations, security holders, and other interested parties must be made to the new address with effect from 22 March 2004.

Attached is a list of the clients of CIS Melbourne Office who are affected by this move. Could you please arrange for the details concerning the location of the securities registers to be amended.

Should you have any further questions relating to this matter, please contact the undersigned.

Yours Sincerely,

Peter Vaughan
Computershare Investor Services Pty Limited

Computershare

AAT	Autron Corporation Limited
ADA	Adacel Technologies Limited
ADL	Admerex Limited
ADT	Advent Limited
AEO	Austereo Group Limited
AET	Ausmelt Limited
AFL	Australian Pure Fruits Limited
AGS	Alliance Resources Limited
AIX	Australian Infrastructure Fund
ALH	Australian Leisure & Hospitality Group Limited
AMC	Amcor Limited
AML	AMRAD Corporation Limited
AMZ	Amcor Investments (New Zealand) Limited
ANN	Ansell Limited
ANP	Antisense Therapeutics Limited
ANX	Anadis Limited
ANZ	Australia and New Zealand Banking Group Limited
ARP	ARB Corporation Limited
ASK	Amskan Limited
ASU	Alpha Technologies Corporation Limited
ATG	Austin Group Limited
ATH	A Tech Holdings Limited
AUI	Australian United Investment Company Limited
AVC	Australian Visual Communications Limited
AVF	Australian Value Funds Management Limited
AVJ	A V Jennings Homes Limited
AWB	AWB Limited
AWC	Alumina Limited
AXA	AXA Asia Pacific Holdings Limited
AXH	Adex Holdings Limited
AXN	Axon Instruments Inc.
BOC	Bougainville Copper Limited
BAX	Baxter Group Limited
BDG	Bendigo Mining NL
BDM	Biodiem Limited
BER	Berklee Limited
BFL	Bonlac Foods Limited
BGF	Ballarat Goldfields NL
BHP	BHP Billiton Limited
BKA	Buka Minerals Limited
BKV	Big Kev's Limited
BOL	Boom Logistics Limited
BSN	Bisan Limited
CAL	Citic Australia Trading Limited
CBC	China Convergent Corporation Limited
CBD	CBD Energy Limited
CDC	Child Care Centres Australia Limited
CDL	Canada Land Ltd
CDX	CDS Technologies Limited
CEQ	Central Equity Limited
CGO	CPT Global Limited
CID	Citadel Pooled Development Limited
CIH	China Construction Holdings Limited
CIR	Circadian Technologies Limited
CLL	P. Cleland Enterprises Limited

Computershare

CML	Coles Myer Limited
CPI	CPI Group Limited
CRO	Crown Limited
CRP	Cryptome Pharmaceutical Limited
CSL	CSL Limited
CST	Cellestis Limited
CUE	Cue Energy Resources Limited
CTY	Country Road Limited
DFT	Datafast Telecommunications Limited
DMY	Dromana Estates Limited
DNI	Digital Now Inc
DPL	Daily Planet Limited, The
DUI	Diversified United Investment Limited
EAC	East African Coffee Plantations Limited
EIF	Eiffel Technologies Limited
EMI	emitch Limited
EPR	Essential Petroleum Resources Limited
EPT	Epitan Limited
EQT	Equity Trustees Limited
ERH	Eromanga Hydrocarbons NL
EWL	Entertainment World Limited
EWN	Erawan Company Limited
FEA	Forest Enterprises Australia Limited
FGL	Foster's Group Limited
FRM	Farm Pride Foods Limited
FUN	Funtastic Limited
GAN	CFS Gandel Retail Trust
GAP	Gale Pacific Limited
GAS	Gaanet Australia Group
GCN	GoConnect Limited
GHG	Grand Hotel Group Limited
GNS	Gunns Limited
GUD	GUD Holdings Limited
HLT	Healthpoint Technologies Limited
HWI	Housewares International Limited
IAS	IASBet Limited
IAT	Iatia Limited
ICP	International Concert Attractions Limited
IGP	Investor Group Limited
INO	Innovonics Limited
INT	Intermoco Limited
ION	ION Limited
IRN	Indophil Resources NL
ITE	I T & E Limited
IWL	IWL Limited
IXL	IXLA Limited
JBH	JB Hi-Fi Limited
JRV	Jervois Mining Limited
KNH	Koon Holdings Ltd
LKO	Lakes Oil NL
LKP	Lake Pacific Limited
LMC	Lemarne Corporation Limited
LSG	Lion Selection Group Limited
MBF	MBF Carpenters Limited
MBP	Metabolic Pharmaceuticals Limited
MCH	Murchison Holdings Limited

Computershare

MCL	M2M Corporation Limited
MCP	McPherson's Limited
MDL	Mineral Deposits Limited
MMS	McMillan Shakespeare Limited
MPM	MPI Mines Limited
MRY	Monteray Group Limited
MSI	Multistack International Limited
MUL	Multiemedia Limited
MVP	Medical Developments International Limited
MWC	Media World Communications Limited
MYO	MYOB Limited
NAL	Norwood Abbey Limited
NCI	National Can Industries Limited
NFO	Network Foods Limited
NHM	New Holland Mining Limited
NLX	Nylex Limited
NNZ	Nylex (New Zealand) Limited
NPH	New Privateer Holdings Limited
NUF	Nufarm Limited
NWK	Network Limited
OCO	Oriel Communications Limited
OIL	Optiscan Imaging Limited
OKN	Oakton Limited
PAS	Pasminco Limited
PBT	Prana Biotechnology Limited
PCE	Pinnacle VRB Limited
PCO	Pracom Limited
PHL	Pearl Healthcare Limited
PMV	Premier Investments Limited
POH	Phosphagenics Limited
PPX	PaperlinX Limited
PRG	Programmed Maintenance Services Limited
PRM	Plenty River Corporation Limited
PRV	Premium Investors Limited
PSG	Palm Springs Limited
QST	Quest Investments Limited
RBS	Roberts Limited
RCL	Repco Corporation Limited
RDF	Redflex Holdings Limited
REH	Reece Australia Limited
RIO	Rio Tinto Limited
RMG	RMG Limited
RNG	Range River Gold Ltd.
SCE	Suntech Environmental Group Limited
SED	Sedimentary Holdings Limited
SEE	Sun Capital Group Limited
SEN	Senetas Corporation Limited
SHV	Select Harvests Limited
SIG	Sigma Company Limited
SKE	Skilled Engineering Limited
SKS	Stokes (Australasia) Limited
SMX	SMS Management & Technology Limited
SNO	Snowball Group Limited
SPC	SPC Ardmona Limited
SPD	Strategic Pooled Development Limited
SPL	Starpharma Pooled Development Limited

Computershare

SPT	Spotless Group Limited
SSI	Sino Securities International Ltd
STP	SteriCorp Limited
STS	Structural Systems Limited
SWG	Swish Group Limited, The
TAW	Tawana Resources NL
TCL	Transurban Group
TCS	Transurban CARS Trust
TGG	Templeton Global Growth Fund Ltd
TGR	Tassal Group Limited
TIM	Timbercorp Limited
TKG	Takoradi Limited
TOD	Timbercorp Orchard Trust
TOL	Toll Holdings Limited
TOR	Ticor Limited
TPX	Tasmanian Perpetual Trustees Limited
TRG	Treasury Group Limited
TRU	Trust Company of Australia Limited
TRY	Troy Resources NL
TSS	Tassal Limited
TTI	Traffic Technologies Ltd
TXT	Text Media Limited
TZL	TZ Limited
UEC	UECOMM Limited
USH	US Masters Holdings Limited
UXC	UXC Limited
VHL	Virax Holdings Limited
VIA	Viagold Capital Limited
VRL	Village Roadshow Limited
WBA	Webster Limited
WFL	Willmott Forests Limited
WIF	Wine Investment Fund Limited
WWA	Wridgways Australia Limited
WWH	Water Wheel Holdings Limited
XQA	Queensland Electricity Board
XQB	Brisbane City Council
XQL	Queensland Treasury Corporation
XSQ	South Australian Government Financing Authority
XTA	Hydro Electricity Commission of Tasmania
XVG	Treasury Corporation of Victoria
XWD	Western Australian Treasury Corporation
ZEL	Zeolite Australia Limited

[illegible]

AuSelect Limited
Contango Microcap Limited
Mount Rommel Mining Limited
Pacific Brands Limited
Warrenmang Limited
Zinifex Limited

epitan

25 February 2004

ASX Release

Half yearly report – 31 December 2003

Commentary and Highlights

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Australian drug development company EpiTan Limited [ASX:EPT] is pleased to announce its half yearly report for the six months ended 31 December 2003. A financial report and Appendix 4D follow this commentary.

Key points:

- The clinical development of the melanin-producing drug, Melanotan®, continues to be very successful
- Successful discussions with the FDA in a pre-IND meeting in October 2003. Outcomes of this meeting included an indication from the FDA that use of Melanotan as a "prescription sunscreen" would be an appropriate endpoint to follow. EpiTan expects to submit an IND in Q3 2004 to continue the Phase II programme in the USA to validate this endpoint
- The drug completed pivotal Phase IIb clinical trials in November 2003. These trials, which used the daily aqueous injection, conclusively demonstrated that Melanotan consistently elevated skin melanin levels all over the body. This elevated melanin in skin type I/II correlated with a 50% reduction in sunburn injury as well as a significant reduction in damage to DNA in skin cells. This is the first time that a drug has been demonstrated to induce a protective level of melanin in people who normally do not make any significant amounts of melanin. It is also the first time that the protective elements of melanin can be clearly shown in humans by the fact that the level of melanin could be increased in the skin by means other than by damaging the cells with UV radiation
- A more user friendly delivery formulation of Melanotan in the form of a single sustained-release (SR) solid injectable (or implant) was

successfully developed to replace the daily aqueous injections used in all previous trials

- A dose escalation trial began in late November 2003 to determine the optimal dose for the new SR solid injectable. By January 2004 better than expected efficacy had been demonstrated. The first six volunteers, who received the two lowest levels of Melanotan, quickly demonstrated, a substantial increase in melanin levels. After 60 days the volunteers still had a profound natural tan
- $9.1 million additional capital raised during the first half year
- Cash resources totalled $7.6 million at 31 December 2003
- Market capitalisation $74.9 million at 31 December 2003

Outlook

The company is now very well poised to capitalise on the excellent clinical trial progress made during the first half of the financial year. The company's success has continued into 2004 with the better than expected efficacy from the SR solid injectable trial underway in Queensland. This is particularly encouraging because, importantly, the new formulation has been shown to work and the physical size of the SR solid injectable has been reduced significantly to enable easier administration. The focus remains to determine the optimal dose for the SR solid injectable and EpiTan now expects the trials to conclude in the third quarter 2004.

The appointment of the eminent New York-based skin-cancer specialist Professor Perry Robins as a Medical Advisory Consultant will facilitate the expansion of EpiTan's clinical trials into the USA and Europe this year. He is also introducing the company to a select group of large pharmaceutical companies with whom Epitan will be actively discussing partnering arrangements. This is a key corporate objective in 2004 to assist, inter alia, with the funding of Phase III trials.

Considerable interest is now being shown by several large pharmaceutical companies and discussions have opened on a number of fronts.

A clinical trial to determine the prophylactic effect of Melanotan on reducing the clinical symptoms related to Polymorphous Light Eruption ("PMLE") has received ethics committee approval and is scheduled to commence at two sites in Germany in March 2004.

The planned Phase III trials will be the final piece of Melanotan's exhaustive clinical programme. They will be multi-centred and worldwide studies under the auspices of the regulatory authorities of Australia, USA and Europe. It is planned to submit marketing applications for Melanotan in parallel in all of the major world markets.

-End-

epitan

25 February 2004

ASX Release

Half yearly report – 31 December 2003

Commentary and Highlights

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Australian drug development company EpiTan Limited [ASX:EPT] is pleased to announce its half yearly report for the six months ended 31 December 2003. A financial report and Appendix 4D follow this commentary.

Key points:

- The clinical development of the melanin-producing drug, Melanotan®, *continues to be very successful*
- Successful discussions with the FDA in a pre-IND meeting in October 2003. Outcomes of this meeting included an indication from the FDA that use of Melanotan as a "prescription sunscreen" would be an appropriate endpoint to follow. EpiTan expects to submit an IND in Q3 2004 to continue the Phase II programme in the USA to validate this endpoint
- The drug completed pivotal Phase IIb clinical trials in November 2003. These trials, which used the daily aqueous injection, conclusively demonstrated that Melanotan consistently elevated skin melanin levels all over the body. This elevated melanin in skin type I/II correlated with a 50% reduction in sunburn injury as well as a significant reduction in damage to DNA in skin cells. <u>This is the first time that a drug has been demonstrated to induce a protective level of melanin in people who normally do not make any significant amounts of melanin.</u> It is also the first time that the protective elements of melanin can be clearly shown in humans by the fact that the level of melanin could be increased in the skin by means other than by damaging the cells with UV radiation
- A more user friendly delivery formulation of Melanotan in the form of a single sustained-release (SR) solid injectable (or implant) was

successfully developed to replace the daily aqueous injections used in all previous trials

- A dose escalation trial began in late November 2003 to determine the optimal dose for the new SR solid injectable. By January 2004 better than expected efficacy had been demonstrated. The first six volunteers, who received the two lowest levels of Melanotan, quickly demonstrated, a substantial increase in melanin levels. After 60 days the volunteers still had a profound natural tan
- $9.1 million additional capital raised during the first half year
- Cash resources totalled $7.6 million at 31 December 2003
- Market capitalisation $74.9 million at 31 December 2003

Outlook

The company is now very well poised to capitalise on the excellent clinical trial progress made during the first half of the financial year. The company's success has continued into 2004 with the better than expected efficacy from the SR solid injectable trial underway in Queensland. This is particularly encouraging because, importantly, the new formulation has been shown to work and the physical size of the SR solid injectable has been reduced significantly to enable easier administration. The focus remains to determine the optimal dose for the SR solid injectable and EpiTan now expects the trials to conclude in the third quarter 2004.

The appointment of the eminent New York-based skin-cancer specialist Professor Perry Robins as a Medical Advisory Consultant will facilitate the expansion of EpiTan's clinical trials into the USA and Europe this year. He is also introducing the company to a select group of large pharmaceutical companies with whom Epitan will be actively discussing partnering arrangements. This is a key corporate objective in 2004 to assist, inter alia, with the funding of Phase III trials.

Considerable interest is now being shown by several large pharmaceutical companies and discussions have opened on a number of fronts.

A clinical trial to determine the prophylactic effect of Melanotan on reducing the clinical symptoms related to Polymorphous Light Eruption ("PMLE") has received ethics committee approval and is scheduled to commence at two sites in Germany in March 2004.

The planned Phase III trials will be the final piece of Melanotan's exhaustive clinical programme. They will be multi-centred and worldwide studies under the auspices of the regulatory authorities of Australia, USA and Europe. It is planned to submit marketing applications for Melanotan in parallel in all of the major world markets.

-End-

Appendix 4D

Half Yearly Report
Half Year Ended 31 December 2003

Name of entity

EPITAN LIMITED

ABN or equivalent company reference	Half year ended ('current period')
88 089 644 119	31 December 2003 (Previous corresponding period: 31 December 2002)

Results for announcement to the market

				$A'000
Revenues from ordinary activities	Up	96%	to	168
Profit (loss) from ordinary activities after tax attributable to members	Down	103%	to	(3,807)
Net profit (loss) for the period attributable to members	Down	103%	to	(3,807)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *	*Nil ¢	*Nil ¢
Interim dividend	*Nil ¢	*Nil ¢

EpiTan Limited has not paid any dividends during the 2003 financial year.

Previous corresponding period (30 June 2002)	Nil ¢	Nil ¢
Record date for determining entitlements to the dividend	N/A	N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

- Not applicable

Commentary on Results

For commentary on the results of EpiTan Limited refer to the Half-Year Report in conjunction with the details and explanations provided herewith.

Ratios and Other measures

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	6 cents	4 cents

Additional Disclosure

As per ASX listing rule 4.2A.3, for the six month period ending 31 December 2003:

Control gained over entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or groups of entities) since the date in the current period on which control was +acquired	N/A
Date from which such profit has been calculated	N/A
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity 9or group of entities) fro the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

Name of entity (or group of entities)	N/A
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
Date to which the profit (loss) has been calculated	N/A
Consolidated profit (loss) from ordinary activities and extra ordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A

Dividends (in the case of a trust, distributions)

Date the dividend (distribution) is payable	N/A
+Record date determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if +securities are not +CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH business Rules if +securities are +CHESS approved)	N/A
If it is a final dividend, has it been declared?	N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint ventures entities':	Current Period $A'000	Previous Corresponding period - $A'000
Profit (loss) from ordinary activities before tax	N/A	N/A
Income tax on ordinary activities	N/A	N/A
Profit (loss) from ordinary activities after tax	N/A	N/A
Extraordinary items net of tax	N/A	N/A
Net profit (loss)	N/A	N/A
Adjustments	N/A	N/A
Share of net profit (loss) of associates and joint venture entities	N/A	N/A

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY
FINANCIAL REPORT
HALF YEAR ENDED
31 DECEMBER 2003

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

INDEX

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entity for the half year ended 31 December 2003.

DIRECTORS

The names of directors in office at any time during or since the end of the half year are:

Dr W.A. Millen
Dr H.P.K. Agersborg
Dr T.E. Winters
Mr S.R. McLiesh

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

REVIEW AND RESULTS OF OPERATIONS

Highlights for the half year period

- The clinical development of the melanin-producing drug, Melanotan®, continues to be very successful
- Successful discussions with the FDA in a pre-IND meeting in October 2003. Outcomes of this meeting included an indication from the FDA that use of Melanotan as a "prescription sunscreen" would be an appropriate endpoint to follow. EpiTan expects to submit an IND in Q3 2004 to continue the Phase II programme in the USA to validate this endpoint
- The drug completed pivotal Phase IIb clinical trials in November 2003. These trials, which used the daily aqueous injection, conclusively demonstrated that Melanotan consistently elevated skin melanin levels all over the body. This elevated melanin in skin type I/II correlated with a 50% reduction in sunburn injury as well as a significant reduction in damage to DNA in skin cells. This is the first time that a drug has been demonstrated to induce a protective level of melanin in people who normally do not make any significant amounts of melanin. It is also the first time that the protective elements of melanin can be clearly shown in humans by the fact that the level of melanin could be increased in the skin by means other than by damaging the cells with UV radiation
- A more user friendly delivery formulation of Melanotan in the form of a single sustained-release (SR) solid injectable (or implant) was successfully developed to replace the daily aqueous injections used in all previous trials
- A dose escalation trial began in late November 2003 to determine the optimal dose for the new SR solid injectable. By January 2004 better than expected efficacy had been demonstrated. The first six volunteers, who received the two lowest levels of Melanotan, quickly demonstrated, a substantial increase in melanin levels. After 60 days the volunteers still had a profound natural tan
- $9.1 million additional capital raised during the first half year
- Cash resources totalled $7.6 million at 31 December 2003
- Market capitalisation $74.9 million at 31 December 2003

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

Signed in accordance with a resolution of the Board of Directors:

S.R. MCLIESH	**W.A. MILLEN**
DIRECTOR	**DIRECTOR**

Dated this 25th day of February, 2004.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

		Consolidated	
	Note	31 December 2003 $	31 December 2002 $
Revenues from ordinary activities	2	168,066	85,617
Total expenses from ordinary activities	2	(3,975,081)	(1,956,553)
Profit(loss) from ordinary activities before related income tax expense		(3,807,015)	(1,870,936)
Income tax expense (benefit) relating to ordinary activities		-	-
Profit(loss) from ordinary activities after related income tax expense		(3,807,015)	(1,870,936)
Net profit(loss)		(3,807,015)	(1,870,936)
Net profit(loss) attributable to members of EpiTan Limited		(3,807,015)	(1,870,936)
Total changes in equity other than those resulting from transactions with owners as owners		(3,807,015)	(1,870,936)
Basic earnings per share - cents per share		(3.6)	(2.1)

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CONDENSED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2003

	Consolidated	
	31 December 2003 $	30 June 2003 $
CURRENT ASSETS		
Cash assets	4,568,479	2,611,853
Receivables	10,545	30,832
Investments	2,982,283	-
Other	73,439	105,643
TOTAL CURRENT ASSETS	7,634,746	2,748,328
NON CURRENT ASSETS		
Property, plant and equipment	141,236	147,176
Intangible assets	4,810,252	5,170,662
TOTAL NON CURRENT ASSETS	4,951,488	5,317,838
TOTAL ASSETS	12,586,234	8,066,166
CURRENT LIABILITIES		
Payables	551,506	465,826
Provisions	83,047	69,625
TOTAL CURRENT LIABILITIES	634,553	535,451
TOTAL LIABILITIES	634,553	535,451
NET ASSETS	11,951,681	7,530,715
EQUITY		
Contributed equity	24,808,422	16,580,441
Accumulated losses	(12,856,741)	(9,049,726)
TOTAL EQUITY	11,951,681	7,530,715

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CONDENSED STATEMENT OF CASH FLOWS

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Consolidated	
	31 December 2003 $	31 December 2002 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Refund from ATO	194,781	25,313
Payments to suppliers and employees	(3,602,344)	(1,533,014)
Interest received	145,274	102,205
Net cash provided by (used in) operating activities	(3,262,289)	(1,405,496)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property, plant and equipment	(13,545)	(57,863)
Payments for trademarks	(10,742)	(3,558)
Payments for patents	(2,496)	-
Payments for investments	(2,982,283)	-
Net cash provided by (used in) investing activities	(3,009,066)	(61,421)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of ordinary shares	9,108,237	-
Payment of share issue costs	(880,256)	-
Net cash provided by (used in) financing activities	8,227,981	-
Net increase/(decrease) in cash held	1,956,626	(1,466,917)
Cash at beginning of the year	2,611,853	4,414,100
Cash at end of the year	4,568,479	2,947,183

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

1. BASIS OF PREPARATION OF THE HALF YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial report of EpiTan Limited as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by EpiTan Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accountancy Standards Board and the Corporations Act 2001. The half-year financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies applied in this report are consistent with those applied in the 30 June 2003 Annual Financial Report.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

	Consolidated	
	31 December 2003 $	31 December 2002 $
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES		
(a) Specific Items		
Profit/(loss) from ordinary activities before income tax expense includes the following revenue and expenses whose disclosure is relevant in explaining the financial performance of the entity.		
(i) Revenues from ordinary activities		
Interest revenue – other persons	168,066	85,617
(ii) Expenses from ordinary activities		
Depreciation	19,485	22,284
Amortisation of sub-licence	373,649	373,649
Research & development costs	880,461	940,372

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF YEAR ENDED 31 DECEMBER 2003

3. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or provided for in either the half year or prior reporting periods.

4. SEGMENT INFORMATION

The economic entity operates solely in the biotechnology industry. The economic entity operates predominantly in Australia.

5. CONTINGENT ASSETS AND LIABILITIES

The economic entity has no material contingent assets or liabilities. This is consistent with the last annual reporting date.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' DECLARATION

In the opinion of the directors:

1. the financial statements and notes, of the company and of the consolidated entity, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2003 and of their performance for the half year ended on that date;
   (b) complying with Accounting Standards and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

S.R. MCLIESH
DIRECTOR

W.A.MILLEN
DIRECTOR

Dated this 25th day of February, 2004.


William Buck
Business Advisors
Chartered Accountants

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF EPITAN LIMITED & CONTROLLED ENTITY

Scope

We have reviewed the half year financial report of Epitan Limited & controlled entity for the half year ended 31 December 2003 comprising the Consolidated Statement of Financial Performance, Consolidated Statement of Financial Position, Consolidated Statement of Cash Flows, notes to and forming part of the financial statements and the Directors' Declaration.

The half year financial report includes the financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the half year financial report.

We have performed an independent review of the half year financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the half year financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section of Epitan Limited & controlled entity is not in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

WILLIAM BUCK
Chartered Accountants

Ken Glynn
Partner

Dated this 25th day of February 2004


Level 2, 215 Spring Street, Melbourne VIC 3000 Australia
Telephone (61 3) 8663 6000 • Facsimile (61 3) 8663 6333

epitan

An emerging biotechnology company

Securities Institute of Australia

Biotech Showcase

Company Presentation

11 February 2004

EpiTan's business

- EpiTan has the exclusive worldwide development and commercialisation rights to the drug "Melanotan" which was developed by leading scientists at the University of Arizona
- Melanotan is a more powerful (synthetic) copy of a naturally occurring hormone (α-MSH) which stimulates the body to make melanin.
- The technology is covered by strong patent positions in the major jurisdictions around the world
- Melanin is known to protect the body from sunburn damage (it gives you a "tan")

Skin cancer / skin disorders

- Skin cancer is the No.1 cancer in the world today
- Skin cancer is a serious problem for caucasian populations especially those with fair skin types (always burn/difficulty in tanning)
- The incidence of skin cancer has increased exponentially in northern latitudes during the past several decades, particularly in the USA and UK
- PLME ("Polymorphous Light Eruption" or sunburn poisoning) is a significant UV induced skin allergy in northern latitudes. It is a skin disorder which affects 10-20% of people in the US, Scandinavia and Britain

Patent position



<2003
2006
2008
2013
2023
>>
Melanotan market launch
USA
Original Arizona patents
Hatch-Waxman Act market excl. - 5 yrs
New indications market excl. – + 3 yrs
EU
Original Arizona patents
European market excl. - 11 yrs
Additional IP on action of Melanotan in tanning
New IP from Phase II (sunburn injury) clinical trial data

Potential markets

<u>There are two potential markets open to EpiTan's product</u>

1. **Dermatology**

- The global dermatology market is estimated at >$2.5 billion p.a.

  Made up of:

➢ Skin cancer treatment costs -	USA	$1.1 billion
	AUS	$0.25 billion
➢ UV-associated skin disorders and diseases - e.g.		$1.0 billion

  - PMLE ("Polymorphous Light Eruption" or sunburn poisoning) is a condition which affects 10-20% of people in the US, Scandinavia and Britain
  - Vitiligo – this condition affects 1-2% of the US population

➢ Sun protection product sales -	USA	$0.44 billion
	AUS	$0.02 billion

Potential markets (cont)

2. **Fashion/cosmetic**

- The global fashion market is estimated at >$5 billion p.a.

  For example:-

  - **USA** > 1 million Americans are visiting tanning salons every day and there were approx. 28 million visits to approx. 25,000 solariums in 2001, and over $100 million was spent on self-tanning products.
  - **UK** this market is flooded with > 20,000 places to tan
  - **Europe** Germany has > 25,000 tanning salons; In Italy there are approx. 4000 tanning salons

Market Competition

- Ethical Market
  - No comparable drug known to be in clinical trials
- Cosmetic
  - Tanning salons or “solariums”
  - “Fake (self tanners) tanning” stains & dyes

Market Conclusion

- Strong dermatological need for an ethical drug to assist in reduction of skin damage from sunburn injury – notwithstanding success of campaign's such as "slip, slop, slap", the public's compliance with sunscreen use is an issue. Melanotan will be the "airbag to go with the seatbelt ".
- A tanned skin remains very fashionable in Western societies. A "cosmetic pharmaceutical" that can provide a tan with no UV damage (no "aging") will tap this fashion market.
- Ethical Market - >US$2.5b *p.a.*
- Cosmetic Market - >US$5.0b *p.a.*



Clinical Trial Progress (sunburn injury – primary focus)
2002
2003
2004
2005
2006
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Q1 Q2 Q3 Q4
Phase I&II (inj)
Phase Ib (implant)
IND application
Phase IIb (implant)
Phase III (implant)
Marketing Application
Available to Market
epitan

Epitan's achievements to date

- ✓ Phase I/IIa clinical trial completed in Q1 2002.
- ✓ Phase IIb "sunburn" trial completed in Q3 2003. Excellent results:-
  - ✓ Significant increase in melanin density measured
  - ✓ Sunburn damage reduced 50%
  - ✓ the <u>first time</u> that the protective effects of melanin clearly shown *in vivo* – melanin levels are increased in the skin by means other than by damaging the cells with UV radiation
- ✓ More user friendly sustained release formulation developed - a small implant (or pellet) is injected under the skin.
- ✓ Study underway to establish optimum dose of implant/pellet. Early results are exceeding expectations
- ✓ Clinical trial pathway agreed with FDA – EpiTan to submit an IND application to begin trials in USA in mid 2004
- ✓ Clinical trial for PMLE in place in Germany (awaiting regulatory approval)
- ✓ Topical formulation development underway (Restoraderm™ technology)

Clinical Trial Summary (sunburn injury)

	No of volunteers	Indicative cost (US$,000)	Start/finish	Where
Phase I/II (injection)	16	170	Q4'01/Q2'02	AU
Phase IIb (injection)	80	560	Q4'02/Q3'03	AU
Phase Ib (implant)	24	475	Q4'03/Q3'04	AU
Phase II (implant)	95	750	Q3'04/Q1'05	USA (under IND)
Phase III (implant)	~ 3000	15,000+	Q1'05/Q4'05	USA & AU (IND) & UK/EU (EMEA reg. Guidelines)

2004: Drug development - key objectives

- ✓ Complete trials of the sustained release formulation (implant/pellet) to confirm optimal dose for implant as well as usual safety/efficacy compliance. Early results exceed expectations of efficacy and quantity of drug required
- ✓ Complete clinical trial to investigate therapeutic indication (PMLE) – trial start awaiting regulatory approval
- ✓ Lodge IND application to USA's FDA (sunburn injury indication)
- ✓ Begin US clinical trials (sunburn injury indication) - essentially same as 2003 Phase IIb trial in Australia except with implant formulation
- ✓ Begin genotype study (Australia - targeting skin types resistant to the natural hormone and therefore at higher risk of skin cancers)
- ✓ Complete prototype of topical delivery lotion to begin trials

2004: Corporate – key objectives

- Secure partners to fund the extensive, global Phase III trials
- These partnering arrangements may involve more than one party – e.g. USA, UK/EU and ANZ
- First steps taken with the appointment of leading New York based skin cancer specialist, Professor Robins, to assist with discussions with select pharmaceutical companies
- EpiTan now has conclusive Phase I and II data on sunburn injury with a clear clinical trial pathway and end point including opening an IND with the FDA in USA
- EpiTan also trades in the USA via an unsponsored OTC market listed on "pink sheets" as EPTNF. This is an illiquid market
- Evaluating expanding capital base to USA (NASDAQ) or UK (AIM) to tap apparent investor appetite

Capital structure

• Ordinary shares ("EPT")	111.8m
• Incentive options	6.8m
• Market capitalisation	$75m
• Debt	Nil
• Cash on hand (12/03)	$7.6m
• Shareholders (Jan'04)	3,742
• 2 substantial shareholders	29.8%
• Top 40 shareholders	53.7%

Key investment considerations

- ✓ No product (ethical or OTC) has been invented or is currently available to protect against sunburn injury except sunscreens
- ✓ No other comparable drug known to be in clinical trials – this puts EpiTan several years ahead of any "me too" competitor
- ✓ Strong patent position
- ✓ Phase I & II trials completed
- ✓ Clinical trial pathway in the world's biggest pharmaceutical market (USA) now agreed
- ✓ Partners now being actively sought to fund global Phase III trials
- ✓ Phase III trials (sunburn injury) to begin late 2004/early 2005
- ✓ On schedule to be 'in market' in 2006
- ✓ Significant in-market sales potential

About the Company

The company has the exclusive worldwide rights to develop Melanotan that, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin who are most at risk of sunburn injury and therefore of developing skin cancers.

To date, the clinical development of Melanotan has been very successful and has now progressed through to the completion of a multi-centre Phase IIb clinical trial in Australia. Inter alia the trials showed, for the first time, that a drug has been demonstrated to induce a protective level of melanin in people who normally cannot be induced to make any significant amounts of melanin. It is also the first time that the protective effects of melanin can be clearly shown *in vivo* by the fact that the level of melanin could be increased in the skin by means other than by damaging the cells with UV radiation

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. A clinical trial to determine the optimal dose is currently underway. The implant will be used in the remaining clinical programme and the commercialised product.

The company expects to lodge an Investigational New Drug (IND) application with the Food and Drug Administration in order to open the path for sunburn injury clinical trials in the United States starting in the third quarter of 2004.

EpiTan is also investigating Melanotan as a therapeutic agent for UV-induced skin allergies such as PMLE and solar urticaria. PMLE is a significant UV-induced skin allergy in northern latitudes.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.

α-MSH vs. Melanotan



α-MSH
Skin Type
Melanotan
No Melanin Production
MC1R
Fitzpatrick Type I
(always burns, never tans)
Increased Melanin Production
Increased Melanin Production
Fitzpatrick Type II
(usually burns, rarely tan)
Fitzpatrick Type III
(mild burns, average tan)
Fitzpatrick Type IV
(rarely burns, good tan)

PMLE

- Rash that occurs as a result of photosensitivity
- 2 – 5 mm pink or red raised spots
- Arms, chest & lower legs



epitan

Wednesday 11 February 2004

Company Announcement

Implant trial exceeds expectation

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Renate Krelle, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited [ASX:EPT] today announced better than expected efficacy in its implant dose escalation trial which commenced in November 2003. The first six volunteers, who received the two lowest levels of the melanin-producing drug Melanotan®, quickly demonstrated, a substantial increase in melanin levels. After 60 days the volunteers still had a profound natural tan.

The trial is being conducted at Q-Pharm, which is based at the Clive Berghofer Cancer Research Centre at the Queensland Institute of Medical Research (QIMR) in Queensland.

The objective of the trial is to determine an optimal dose for a long-acting implant, as well as safety, compliance and efficacy.

Dr Stuart Humphrey, Clinical Development Manager at EpiTan, said: "We are delighted that the implants have worked so well and so quickly in these first volunteers. However, we didn't anticipate that so little drug would be needed to achieve increased melanin levels. The dose escalation study to determine the optimal dose has been amended to use smaller implants containing much less drug."

Mr Michael Kleinig, Pharmaceutical and Business Development Manager, said: "This is good news because less than one tenth of the drug is likely to be required compared to the amount used in last year's successful Phase II aqueous injection trial. This translates into substantial cost benefits for the product when commercialised. A new batch of implants containing a lower dose range is now being produced."

EpiTan now expects the implant trials to conclude in the third quarter 2004. An IND application is still on schedule to be lodged with the USA Food and Drug Administration in mid 2004.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin types who are most at risk of sunburn injury and therefore of developing skin cancers.

To date the clinical development of Melanotan has been very successful and has now progressed through to the completion in November 2003 of pivotal Phase IIb clinical trials in Australia. These trials conclusively demonstrated that Melanotan consistently elevated skin melanin levels all over the body. This elevated melanin in skin type I/II correlated with a 50% reduction in sunburn injury. A significant reduction in the damage to DNA in the skin cells was also measured. This is the first time that a drug has been demonstrated to induce a protective level of melanin in people who normally cannot be induced to make any significant amounts of melanin. It is also the first time that the protective elements of melanin can be clearly shown *in vivo* by the fact that the level of melanin could be increased in the skin by means other than by damaging the cells with UV radiation.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. The implant is injected under the skin and is designed to release the drug at a low level over several days. The single daily aqueous injections used in all previous trials resulted in a high initial dose which rapidly reduced to zero after a few hours. The implant is made from the same material as is used in self-dissolving stitches, is biodegradable and does not have to be removed at the end of the treatment. The implant will be used in the remaining clinical programme and the commercialised product.

The company expects to lodge an Investigational New Drug (IND) application with the Food and Drug Administration in order to open the path for sunburn injury clinical trials in the United States starting in mid 2004.

EpiTan is also investigating Melanotan as a therapeutic agent for UV-induced skin allergies such as PMLE and solar urticaria. PMLE is a significant UV-induced skin allergy in northern latitudes and the company expects to begin trials in Europe in early 2004 to examine the ability of Melanotan to alleviate or cure this disorder.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.

-End-

epitan

Monday 9 February 2004

Company Announcement

EpiTan appoints New York Professor of Dermatology as Medical Advisory Consultant

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Renate Krelle, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Drug-development company EpiTan Limited (ASX:EPT) today announced that the eminent New York-based skin-cancer specialist Dr Perry Robins had joined the company as a Medical Advisory Consultant.

Dr Robins is Professor of Dermatology and Chief of the Mohs Micrographic Surgery Unit at New York University Medical Centre. He will work with EpiTan to develop its Melanotan technology.

Dr Wayne Millen, Managing Director of EpiTan, said he was delighted to welcome a person of Dr Robins' calibre and international standing to the company.

"Dr Robins' eminent position in dermatology will facilitate the expansion of EpiTan's clinical trials into the USA and Europe this year," said Dr Millen. "We will be actively pursuing partnering opportunities now that we have conclusive Phase I & II data showing that Melanotan can reduce sunburn injury."

Dr Robins said: "I contacted EpiTan to get involved as I believe that the Melanotan technology will save lives. Results of the recent Phase II clinical trial clearly demonstrated that increased levels of melanin protect skin from UV damage. The ability to increase the levels of melanin in the skin safely, combined with sunscreen use, will provide individuals with greater protection from the damaging effects of UV radiation."

Dr Robins has practised as a dermatologist for more than 35 years. He is founder and president of the Skin Cancer Foundation, an international organisation dedicated to skin cancer research and public and medical education. The Advisory Board and Medical Councils of the Skin Cancer Foundation comprise more than 144 leading international physicians who are distinguished members of the scientific and medical communities and members of the business and professional sectors

Dr Robins is also the founder/president of the International Society of Dermatologic Surgery, founder/former president of the American College of Mohs Micrographic Surgery, and former president of the American Society of Dermatologic Surgery.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan that, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin who are most at risk of sunburn injury and therefore of developing skin cancers.

To date the clinical development of Melanotan has been very successful and has now progressed through to the completion in November 2003 of pivotal Phase IIb clinical trials in Australia. These trials conclusively demonstrated that Melanotan consistently elevated skin melanin levels all over the body. This elevated melanin in skin type I/II correlated with a 50% reduction in sunburn injury. A significant reduction in the damage to DNA in the skin cells was also measured. This is the first time that a drug has been demonstrated to induce a protective level of melanin in people who normally cannot be induced to make any significant amounts of melanin. It is also the first time that the protective elements of melanin can be clearly shown *in vivo* by the fact that the level of melanin could be increased in the skin by means other than by damaging the cells with UV radiation.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. A clinical trial to determine the optimal dose is currently being conducted by Q-Pharm in Brisbane. The implant will be used in the remaining clinical programme and the commercialised product.

The company expects to lodge an Investigational New Drug (IND) application with the Food and Drug Administration in order to open the path for sunburn injury clinical trials in the United States starting in mid 2004.

EpiTan is also investigating Melanotan as a therapeutic agent for UV-induced skin allergies such as PMLE and solar urticaria. PMLE is a significant UV-induced skin allergy in northern latitudes and the company expects to begin trials in Europe in early 2004 to examine the ability of Melanotan to alleviate or cure this disorder.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.

-End-

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

Quarter ended ("current quarter")

31 December 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(210)	(291)
		(b) advertising and marketing	-	-
		(c) research and development	(1,515)	(2,364)
		(d) leased assets	-	-
		(e) other working capital	(327)	(1,716)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		131	167
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (GST refunds)		87	180
	Net operating cash flows		(1,834)	(4,024)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,834)**	**(4,024)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(13)	(13)
	(d) physical non-current assets	(7)	(14)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(20)	(27)
1.14	**Total operating and investing cash flows**	(1,854)	(4,051)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	42	8,990
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	42	8,990
	Net increase (decrease) in cash held	(1,812)	4,939
1.21	Cash at beginning of quarter/year to date	9,363	2,612
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	7,551	7,551

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	164
1.25	Aggregate amount of loans to the parties included in item 1.11 (see note 1)	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,031	256
4.2	Deposits at call	3,538	9,107
4.3	Bank overdraft	-	-
4.4	Other (including bank bills & income security)	2,982	-
	Total: cash at end of quarter (item 1.22)	7,551	9,363

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 30 January 2004

(~~Director~~/Company secretary)

Print name: Iain Kirkwood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Millen
Date of last notice	4 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect - 19,656,144 Direct - 10,000
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Weighton Pty Ltd (trustee of Millen Family Trust)
Date of change	17 December 2003
No. of securities held prior to change	19,666,144
Class	Ordinary Shares Fully Paid ("EPT")
Number acquired	Nil
Number disposed	1,398,269
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$435,000
No. of securities held after change	18,267,875

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade - 250,000 Off market trade - 1,148,269

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Media Release

Sunburn Trial Results Show Drug Can Reduce Sun Damage by 50% for Fair-Skinned People, says Trial Head

Friday 28 November 2003: Fair-skinned people – who traditionally burn the most in the sun – benefited most from an anti-sunburn drug which has finished Phase II human trials, the Professor of Dermatology at Sydney University said today.

Professor Ross Barnetson – a world authority in the field of photobiology, ultraviolet skin damage and the immunology of skin tumours – ran the Phase II human trials at Sydney University, alongside a concurrent trial at Royal Adelaide Hospital. Eighty volunteers took part in the trial.

Results of the trial into the drug Melanotan – which stimulates the production of melanin in the skin – showed that:

- There was a highly-significant increase in skin melanin in Melanotan-treated volunteers
- Fairer-skin people (Types I/II) recorded increases in melanin of up to 100% in some areas
- Sunburn injury was reduced by more than 50% in the fair- skinned volunteers
- People vastly underestimated their natural skin-protection levels. Only 7% of volunteers thought they had Fitzpatrick Skin Type I (always burns/ never tans). The real number was 36%

"The aim of the trial was to determine how Melanotan could reduce the degree and toxicity of sunburn in 80 healthy volunteers exposed to ultraviolet light both before and after a regime of the drug," said Professor Barnetson. "The fair-skinned people who took Melanotan had half the skin damage after the study compared to before the study. The results showed that fair-skinned people who have developed a tan are less likely to burn."

The drug was administered daily for ten days in each of three consecutive months. Twenty volunteers received placebos. The volunteers, of varying skin types, received controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar to spending 30–120 minutes in strong sun without sunscreen. A skin biopsy was taken from each to measure the level of resulting sunburn injury. The volunteers then received a regime of Melanotan, the same UV radiation exposure, and another skin biopsy.

A volunteer in the trial, Rachel Preece, a 25-year-old medical student, said that the drug gave her an even, all-over tan. She said she recognised the protective elements of the tan. "I am not a sun-lover and don't go on the beach often. Being a medical student I see a lot of bad effects of sun-baking with skin cancers. I would take this drug if it was commercialised."

Professor Alan Cooper, Head of the Department of Dermatology at Sydney's Royal North Shore Hospital, said: "I think its reasonable that we can consider Melanotan to be an internal sunscreen. Melanin is the body's natural sunscreen and this is a way of increasing the amount of melanin we have."

Dr Wayne Millen, Managing Director of EpiTan – the biotechnology company developing Melanotan – said he was delighted with the results. "The results improve our chances of commercialising the world's first prescription sunscreen. There is no other product available today to prevent sunburn apart from sunscreen. We expect Melanotan to be especially beneficial to those people with fair skin types who are most at risk of sunburn injury and therefore of developing skin cancers."

EpiTan recently announced that, following a successful meeting with the United States Food & Drug Administration, it would lodge an Investigational New Drug application in mid-2004. Clinical trials for a newly-developed long-acting implant has begun at Q-Pharm in Queensland. This trial is expected to conclude in May 2004.

For more information contact:
Professor Ross Barnetson, Sydney University, 02 9515-6861
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662-4688 or 0408 473 496
Mr Richard Allen, Monsoon Communications, Tel: 03 9620-3333 or 0403 493 049

A media conference will be held at Sydney University at 9.30am on Friday 28 November in Room 672, Blackburn Building.

epitan

Friday, 28 November 2003

Company Announcement

Phase II clinical trial with Melanotan® shows significant reduction in sunburn injury

---

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced final results from its definitive sunburn clinical trial. The trial's key objective of demonstrating the effectiveness of Melanotan on reducing sunburn injury by increasing melanin density was achieved. For the first time, results showed that, in particular, in fair-skinned volunteers, a drug could achieve a 50% reduction in sunburn injury following exposure to UV radiation.

A major effect of sunburn injury is DNA and skin damage.

Trial data was examined by Professor Ross Barnetson, head of dermatology at the Royal Prince Alfred Hospital, Sydney, a leading hospital in Australia for clinical research. Professor Barnetson is a world authority in the field of photobiology, ultraviolet skin damage and the immunology of skin tumours.

Key findings from the data were:

- A highly significant increase in skin melanin was seen in Melanotan-treated volunteers compared to placebo at all body sites measured.
- Melanin density increases, as high as 100% percent, were observed in fairer skin volunteers, in particular.
- Sunburn injury, as induced with solar-simulated UV radiation, was reduced by more than 50% in the fair-skinned volunteers.

The trial was performed at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The double blind, randomised, placebo-controlled comparative study involved 81 Caucasian volunteers, 48 males and 33 females.

Prior to receiving Melanotan, the volunteers were subjected to controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar

to spending 30 – 120 minutes in strong sun without sunscreen. A skin biopsy was taken to measure the level of resulting sunburn injury.

After the volunteers had received the regime of Melanotan, they were re-exposed to the same amount of UV radiation and a second skin biopsy was taken. Melanin density levels at various skin sites were monitored throughout the three-month study period.

An analysis of the skin types revealed that several genotypes in the volunteer population were specifically identified as having a higher risk of developing skin cancer. These subjects performed better than the normal population after taking Melanotan.

Following this successful sunburn injury trial, a new provisional patent has been filed.

Dr Stuart Humphrey, Clinical Development Manager of EpiTan, said, "it is estimated that 20% of the world's Caucasian population have skin types that produce low levels of melanin and are therefore very susceptible to sunburn injury following exposure to UV radiation. By using Melanotan these skin types are now able to reduce sunburn injury significantly by increasing their melanin density."

Dr Wayne Millen, EpiTan's Managing Director, said, "we are obviously delighted with these results, as there is no ethical or OTC product available to prevent sunburn injury other than sunscreens. We know from the results of the RAFT report, recently published in the UK, some sunscreens may fall short of the protection expected. Now, by using Melanotan, it has been shown that fair-skinned people can reduce sunburn injury by as much as 50%. This is a huge advance, and when used in conjunction with existing skin protection methods, should ensure that people have the ability to protect themselves better from the harmful effects of UV radiation.

The worldwide potential market for Melanotan is significant, either as a new prescription-based sunscreen or sunless tanning product. EpiTan is now in a very select group of Australian biotechnology companies with an advanced drug candidate on the road to commercialisation. Earlier this month the company commenced a dose escalation trial at Q-Pharm in Queensland for the newly developed Melanotan implant."

EpiTan has recently announced its intention to expand its clinical trials programme into Europe to include the therapeutic indication of Polymorphous Light Eruption (PMLE). The company also expects to lodge an Investigational New Drug (IND) application with the US Food & Drug Administration in order to open the path for clinical trials in the United States starting in the third quarter of 2004.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technobgy platform centred on its leading drug candidate Melanotan, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan that, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin who are most at risk of sunburn injury and therefore of developing skin cancers.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. A clinical trial to determine the optimal dose is currently being conducted by Q-Pharm in Brisbane. The implant will be used in the remaining clinical programme and the commercialised product.

The company expects to lodge an Investigational New Drug (IND) application with the Food and Drug Administration in order to open the path for sunburn injury clinical trials in the United States starting in the third quarter of 2004.

EpiTan is also investigating Melanotan as a therapeutic agent for UV-induced skin allergies such as PMLE and solar urticaria. PMLE is a significant UV-induced skin allergy in northern latitudes and the company expects to begin trials in Europe in early 2004 to examine the ability of Melanotan to alleviate or cure this disorder.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.

-End-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Millen
Date of last notice	22 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect - 18,257,875 Direct - 10,000
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Weighton Pty Ltd (trustee of Millen Family Trust)
Date of change	24 December 2003
No. of securities held prior to change	18,267,875
Class	Ordinary Shares Fully Paid ("EPT")
Number acquired	Nil
Number disposed	241,500
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,612
No. of securities held after change	18,026,375

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market trade – 241,500

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helmer Agersborg
Date of last notice	22 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	30 March 2004
No. of securities held prior to change	Nil
Class	Fully paid ordinary shares
Number acquired	750,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$225,000.00
No. of securities held after change	750,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of 750,000 directors' options at $0.30 per share

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

epitan

Thursday, 20 November 2003

Company Announcement

Implant clinical trial starts

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced that the first six volunteers (representing cohorts 1 and 2) in its implant trial have successfully received the newly developed implant containing melanin-producing drug Melanotan®.

The trial is being conducted at Q-Pharm, which is based at the Clive Berghofer Cancer Research Centre at Royal Brisbane Hospital in Queensland.

The key objective of this trial is to confirm an optimal dose for the implant as well as the usual safety compliance and efficacy.

Twenty-four healthy volunteers, in cohorts of three, will receive escalating doses of Melanotan in the long-acting implant. This trial is scheduled to conclude in May 2004.

The implant is made from the same material as is used in self-dissolving stitches and is therefore known to be safe and reliable. The implant is biodegradable and does not have to be removed at the end of the treatment.

The implant is a more commercially viable delivery mechanism and is a major advancement on the daily aqueous injections used in the company's Phase IIb clinical trial which concluded in September 2003.

Similar implants, such as Zoladex® (AstraZeneca) for the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

ABUT THE COMPANY : EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin types who are most at risk of sunburn injury and therefore of developing skin cancers.

Melanotan has concluded its Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials demonstrated that Melanotan significantly increased skin melanin density and reduced sunburn injury.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for UV-induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV-induced skin allergy in northern latitudes and the company expects to begin trials in Europe in early 2004 to examine the ability of Melanotan to alleviate or cure this disorder.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.

-End-

epitan

An emerging biotechnology company

Company Update Briefing

November 2003

EpiTan's business

- EpiTan has the exclusive worldwide development and commercialisation rights to the drug "Melanotan"
- Melanotan is a more powerful (synthetic) copy of a naturally occurring hormone (α-MSH) which stimulates the body to make melanin. This unique biochemical process is called "melanogenesis".
- Melanin is known to protect the body from sunburn damage (it gives you a "tan")
- Skin cancer is the No.1 cancer in the world today
- Skin cancer is a serious problem for caucasian populations especially those with fair skin types (always burn/difficulty in tanning)
- The incidence of skin cancer has increased exponentially, for example, in the USA and UK during the past several decades
- PLME ("Polymorphous Light Eruption" or sunburn poisoning) is a significant UV induced skin allergy in northern latitudes. It is a skin disorder which affects 10-20% of people in the US, Scandinavia and Britain

Key investment considerations

- ✓ No product (ethical or OTC) has been invented or is currently available to protect against sunburn injury except sunscreens
- ✓ No other comparable drug known to be in clinical trials – this puts EpiTan several years ahead of any "me too" competitor
- ✓ Strong patent position
- ✓ Phase I/IIa clinical trial successfully completed (Mar '02)
- ✓ Phase IIb clinical trial successfully completed (Sept '03)
- ✓ Clinical trial pathway in the world's biggest market (USA) now agreed
- ✓ Phase III trials on schedule to begin late 2004/early 2005
- ✓ On schedule to be 'in market' in 2006
- ✓ Major international market US$7.5 billion+ per annum
- ✓ Experienced board and management team

Melanotan's markets

There are two potential markets open to EpiTan's product

1. Dermatology

- The global dermatology market is estimated at >$2.5 billion p/a.

  Made up of:

➢ Skin cancer treatment costs -	USA	$1.1 billion
	AUS	$0.25 billion
➢ UV-associated skin disorders and diseases - e.g.		$1.0 billion

  - PMLE ("Polymorphous Light Eruption" or sunburn poisoning) is a condition which affects 10-20% of people in the US, Scandinavia and Britain
  - Vitiligo – this condition affects 1-2% of the US population

➢ Sun protection product sales -	USA	$0.44 billion
	AUS	$0.02 billion

(all figures quoted are in USD)

Melanotan's markets (cont)

2. Fashion/cosmetic

- The global fashion market is estimated at >$5 billion p/a.

  For example:-

  - **USA** > 1 million Americans are visiting tanning salons every day and there were approx. 28 million visits to approx. 25,000 solariums in 2001, and over $100 million was spent on self-tanning products.
  - **UK** this market is flooded with > 20,000 places to tan
  - **Europe** Germany has > 25,000 tanning salons with annual sales of >$1.5 billion; In Italy there are approx. 4000 tanning salons

(all figures quoted are in USD)

EpiTan's achievements to date

- ✓ Phase I/IIa clinical trial successfully completed in March 2002.
- ✓ Phase IIb "sunburn" trial successfully completed mid September 2003. Excellent results which demonstrated
  - ✓ Statistically highly significant increase in melanin density, especially in fairer skin types
  - ✓ Sunburn damage is markedly reduced following Melanotan treatment.
- ✓ Sustained release formulation developed. This (new) formulation in the form of a small implant (or pellet) is designed to be placed under the skin.
- ✓ Sustained release clinical trials to begin at Q-Pharm, Brisbane in November to establish optimum dose of implant/pellet.
- ✓ Clinical trial pathway agreed with FDA – EpiTan will now submit an IND application to begin trials in USA in mid 2004
- ✓ Developing a topical formulation using Restoraderm™ technology.

Alternative delivery mechanisms for Melanotan


2002
2003
2004
2005
2006
2007
Aqueous injection
Will not progress into Phase III; however drug may be sold for severe/orphan indications
Slow release implant (or pellet)
Will accelerate Phase I&II trials so that implant can be used in Phase III (extensive) trials. Expect this delivery mechanism to be first available to market
Topical formulation (CollaGenex/Sköld)
"Patch" technology (Monash Univ)
Oral (Monash Univ)
Work has started on these alternative delivery mechanisms; likely to be available 2006/08

2003/04 programme

- ✓ Clinical trials of the sustained release formulation (implant/pellet) of Melanotan will commence at Q-Pharm in Queensland on 17 November. Key objective of this trial is to confirm optimal dose for implant as well as usual safety/efficacy compliance
- ✓ Clinical trial planned to begin in early 2004 in Europe (probably Germany) to investigate therapeutic indication (PMLE)
- ✓ 2nd quarter 2004 – IND application in USA (sunburn injury indication)
- ✓ 3rd quarter 2004 – US clinical trials (sunburn injury indication, essentially same as Phase IIb trial in Australia except with implant formulation)
- ✓ 3rd quarter 2004 – Australian clinical trials (genotype study targeting skin types resistant to the natural hormone and therefore at higher risk of skin cancers)
- ✓ Topical delivery lotion – prototype available to start trials early 2004

Patent position

<2003 2006 2008 2013 2023 >>

Melanotan market launch

USA

Original Arizona patents

Hatch-Waxman Act market excl. - 5 yrs

New indications market excl. – + 3 yrs

EU & RoW

Original Arizona patents

Additional IP on action of Melanotan in tanning

New IP from Phase II (sunburn injury) clinical trial data

Partnership position & timing

- EpiTan plans to partner the Melanotan project
- Successful completion of the Phase IIb trial and agreeing the clinical trial pathway in USA with FDA will allow EpiTan to engage more positively in discussions towards a partnership or joint venture deal
- These (partnering) arrangements may involve more than one party depending on regions and use of Melanotan (e.g. preventative/therapeutic/cosmetic)

Capital structure

- Ordinary shares ("EPT") 111.8m
- Incentive options 6.8m
- Market capitalisation $81m
- Debt Nil
- Cash on hand $9m
- Shareholders (Oct '03) 3,277
- 2 largest (Dr Millen & Melanotan, USA) 31.0%
- Top 40 shareholders 54.8%

α-MSH vs Melanotan



α-MSH
Skin Type
Melanotan
No Melanin Production
Increased Melanin Production
Increased Melanin Production
MC1R
Fitzpatrick Type I
(always burns, never tans)
Fitzpatrick Type II
(usually burns, rarely tan)
Fitzpatrick Type III
(mild burns, average tan)
Fitzpatrick Type IV
(rarely burns, good tan)

Polymorphous Light Eruption ("PMLE")

- Rash that occurs as a result of photosensitivity
- 2 – 5 mm pink or red raised spots
- Arms, chest & lower legs



About the Company

EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin types who are most at risk of sunburn injury and therefore of developing skin cancers.

Melanotan has concluded its Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials demonstrated that Melanotan significantly increased skin melanin density and reduced sunburn injury.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product. EpiTan is also investigating Melanotan as a therapeutic agent for UV induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV induced skin allergy in northern latitudes and the company expects to begin trials in Europe in early 2004 to examine the ability of Melanotan to alleviate or cure this disorder.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.

Epitan

11 November 2003

Company Announcement

US Food & Drug Administration gives EpiTan go ahead to file application for Investigational New Drug

---

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced that, following a successful meeting with the United States Food & Drug Administration last month, the company expects to lodge an Investigational New Drug (IND) application in mid-2004 and begin clinical trials shortly thereafter.

Importantly, from EpiTan's discussions with the FDA an acceptable indication for Melanotan is expected to be for the prevention or reduction of UV-induced skin damage (sunburn indication) in subjects at high risk (genetic or occupational). The IND application will be for Melanotan® in a sustained-release implant formulation.

Dr Stuart Humphrey, EpiTan's Manager, Clinical Development said, "Agreeing the proposed clinical development pathway with the FDA is a major step forward. This should allow EpiTan to develop an ethical product for the US market essentially in the form of a prescription sunscreen using EpiTan's newly developed long-acting implant.

"Melanotan is one of a new breed of pharmacogenomic drugs which is expected to be of significant benefit to those people with fair skin types who are most at risk of sunburn injury and of developing skin cancers."

Dr Wayne Millen, EpiTan's CEO said, "We are delighted with the outcome of this meeting with the FDA. This opens the way for EpiTan to start clinical trials next year in the world's biggest pharmaceutical market. Melanotan is a new photo-protective tool that can be used safely in the fight against the harmful effects of UV radiation.. We are working flat out to bring Melanotan to commercialisation as soon as possible."

EpiTan's recently completed a Phase IIb "sunburn injury" clinical trial in both Sydney and Adelaide.

This month, clinical trials for the sustained-release implant formulation will begin at Q-Pharm in Queensland. This trial is expected to conclude in May 2004, following which clinical trials are expected to begin in the US once the FDA has approved the company's IND application.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin types who are most at risk of sunburn injury and therefore of developing skin cancers.

Melanotan has concluded its Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials demonstrated that Melanotan significantly increased skin melanin density and reduced sunburn injury.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for UV-induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV-induced skin allergy in northern latitudes and the company expects to begin trials in Europe in early 2004 to examine the ability of Melanotan to alleviate or cure this disorder.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.
-End-

epitan

31 October 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting
EPITAN LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To re-elect Dr Winters as a director of the company

❑ Votes where the proxy directed to vote 'for' the motion	29,713,070
❑ Votes where the proxy was directed to vote 'against' the motion	116,215
❑ Votes where the proxy may exercise a discretion how to vote	829,034
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	7,670

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To ratify the placement of 14,500,000 shares

❑ Votes where the proxy directed to vote 'for' the motion	23,971,427
❑ Votes where the proxy was directed to vote 'against' the motion	773,912
❑ Votes where the proxy may exercise a discretion how to vote	375,842
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	41,600

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

epitan
EpiTan Limited
Level 10, 52 Collins Street
Melbourne 3000
Australia
tel +61 3 9662 4688
fax +61 3 9662 4788
www.epitan.com.au

To approve the issue of options to non-executive directors

- Votes where the proxy directed to vote 'for' the motion 27,793,982
- Votes where the proxy was directed to vote 'against' the motion 1,926,373
- Votes where the proxy may exercise a discretion how to vote 385,842

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 69,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To re-appoint Dr Agersborg as a Director of the Company

- Votes where the proxy directed to vote 'for' the motion 29,566,631
- Votes where the proxy was directed to vote 'against' the motion 241,654
- Votes where the proxy may exercise a discretion how to vote 843,034

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 14,670

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

Dated this 31st day of October 2003

Iain Kirkwood
Company Secretary

epitan
EpiTan Limited
Level 10, 52 Collins Street
Melbourne 3000
Australia
tel +61 3 9662 4688
fax +61 3 9662 4788
www.epitan.com.au

EpiTan Limited

Annual General Meeting 2003

Chairman's Report

Good morning ladies and gentlemen and welcome to EpiTan's 2003 Annual General Meeting.

Introduction

It is with great pleasure that I can report to you of your company's significant and exciting progress over the past 12 months. As Melanotan® continues to progress successfully through the clinical trial regime and we develop more user-friendly delivery formulations, local and international interest in EpiTan has increased considerably.

We believe this increased interest is warranted as your company has achieved much in the past 12 months.

This has resulted in our shareholder base increasing significantly from 1,300 12 months ago to over 3,000 registered shareholders today. Even more pleasing is the recognition of the potential value of our Melanotan drug through the increase in your company's share price from 11 cents with a market cap of $9.5 million when I last addressed you at the 2002 AGM, to 73 cents at the close of trading yesterday - valuing EpiTan at $81.5 million.

Since the end of May this year when our share price started to recover from below 20 cents, it has been volatile - influenced by excellent progress both on the clinical trial front and drug development, but tempered by some uncertainties in the market. Since May when we announced that the Phase IIb sunburn injury trials were showing promise our share price started to improve. The markets are now developing a greater appreciation of our clinical results and what this can mean to EpiTan's future. We are confident that, with this, a greater stability will occur in our valuation.

Key milestones achieved during the year

Before I talk about the exciting outlook for EpiTan, let me outline briefly the major developments over the last year.

- A sustained-release implant formulation was developed in collaboration with Southern Research Institute, of Alabama in the USA. This new formulation is a small implant or pellet, designed to be placed under the skin. It is made of the same material that has been used for many years in "self-dissolving" stitches and is therefore known to be safe and reliable. As the implant is totally biodegradable it does not have to be removed at the end of the treatment. The formulation is a major advancement on the daily protocol of injections which were used in our Phase IIb clinical trial and which finished in September. From now on, future trials will use these implants and this is what we expect to be available on the market first. The implants will commence clinical trials in November at the Q-Pharm human trial facility in Queensland.

- In June this year EpiTan signed a strategic collaborative agreement with Thomas Sköld of Sweden and CollaGenex Pharmaceuticals Inc. of Pennsylvania in the USA, to develop a lotion or gel topical formulation.

  Given previous technology was unable to achieve this objective, we believe that Mr Sköld's Restoraderm technology improves the feasibility of developing a topical formulation for Melanotan.

  We have brought in Melbourne's Monash University and the Institute of Medical and Veterinary Science (IMVS), based in Adelaide, to work with Mr Sköld. The company believes these collaborative arrangements will lead to a faster development of a formulation for topical application and we expect to have a prototype ready for testing by mid-2004.

- In September we signed a collaborative agreement pSivida, a Perth-based nanotechnology company which is listed on the ASX.

The agreement aims to develop a new liquid-based sustained release method of administration for Melanotan incorporating pSivida's BioSilicon™ nanotechnology. We consider this is an outstanding opportunity to combine Melanotan with this new sophisticated nanotechnology. Initial proof-of-concept studies are expected to be completed by the end of this year.

We are always looking to the future and the outcome of this work could lead to a second-generation Melanotan product. As this product would be a liquid-based sustained-release product delivered via a single dose of approximately 0.5ml, it would give consumers further choice as to how they could have Melanotan administered. In the future, conceivably, consumers could choose between an implant, a liquid injection or a topical application.

- You will have noticed that, earlier this week, we announced the results of our Phase IIb trial. The results supported the interim announcement made by the company in May of this year outlining that very encouraging levels of melanin production had emerged from the trial.

  Due to the likelihood of patent applications emerging from this study, full disclosure of the data cannot yet be made. However, key information that can be revealed is that:

- Clinically visible tanning was noted in a large proportion of volunteers;

- The difference between the Melanotan-treated group and the placebo group was highly significant at all skin sites measured.

- Importantly, the percentage increase in melanin density for fairer skin types (Fitzpatrick I/II) was approximately double that for those with darker skin types (Fitzpatrick III/IV).

- Only 6 volunteers, or 7.4% of the total, thought they had Fitzpatrick Skin Type I, (which means they always burn and never tan). After being measured clinically, 29 or 35.8% were assessed by the Investigators as Skin Type I. The inference is that Australians overestimate their in-built skin protection levels, and that consequently, they need more protection than they think they do.

The key data regarding these volunteers with fairer skin types confirms that Melanotan may be effectively used as a prescription sunscreen to provide protection against both Ultraviolet A (UVA) and Ultraviolet B sunlight (UVB). It is a significant benefit to these people who normally produce little melanin and consequently are most at risk of sunburn injury.

- FDA IND meeting

  Your company also announced recently that we had completed a meeting with the Food and Drug Administration in the USA. The meeting was a "pre-IND discussion meeting" requested by the company for the purpose of reviewing EpiTan's proposal to submit a formal Investigational New Drug ("IND") application. An IND application must be submitted to a regulatory agency (the FDA in the United States) before a drug can be studied in humans and, accordingly, is a prerequisite to starting (human) clinical trials.

We are conscious that the market is anticipating an announcement concerning the result of this meeting. However, as previously stated, we cannot make a definitive announcement until we have received the formal FDA minutes of the meeting.

- Financially, EpiTan is in good shape. In the period between the end of June and August we successfully raised over $10 million to secure our immediate financial position. Firstly as our share price reached 30 cents just before the end of June, we received $2.7 million from the exercise

of our listed 30 June 2003 options. Secondly, your directors decided to take advantage of the strong surge in the company's share price which reacted positively to the excellent pipeline of progress I have just detailed above. A placement of 14,500,000 shares was successfully completed to institutional and sophisticated investors at 51 cents per share, raising $7.4 million.

The funds raised will be used to expand and accelerate the company's clinical trial programme including the addition of studies in the USA and Europe in 2004 and a genotype study in Australia to identify the skin cancer risk among Caucasians. Additional volumes of drug and implants will also be manufactured to support this acceleration and expansion of the company's clinical trial strategy.

Why Melanotan is such an important breakthrough in skin management

As a background to EpiTan's core endeavours I would like to review for you the origin of the Melanotan project and where we see its place in the important world of skin protection.
Sunlight arrives on earth in three forms: infrared (heat), visible and ultraviolet (UV) light, with UV light being classified into three categories:

- The first is UVA, which is also known as black light, which causes tanning
- The second is UVB which causes damage in the form of sunburn
- The third is UVC which is filtered out by the atmosphere and never reaches us.

99% of the sun's UV radiation at sea level is UVA. It is the UVB that causes things like reddening, aging, wrinkles, and some skin cancers. Research is increasingly implicating UVA as the main cause of melanoma.

One of the interesting things about UV radiation is that it is reflected by different surfaces. These reflections can amplify the effects of UV exposure. For example, snow reflects 90% of UV light. That is why you can get snow blindness and severe sunburns from skiing on a sunny day. Sand can reflect up to 20% of UVB that hits it, meaning that you can get extra UV exposure at the beach.

On the other hand, certain things absorb almost all UV radiation partially or completely. Glass is one of these substances - many glasses are very good absorbers of UV (which is why you may have heard that you cannot get sunburn in a greenhouse). Most sunscreens use chemicals that have the same UV-absorbing properties.

As a flow on from this, much is known regarding the harmful effects of UV radiation on the skin. Increasing research continues to highlight the real danger of the impact of sun exposure and other sources of UV radiation upon particularly fair skinned populations. At EpiTan we believe that Melanotan will prove to be a crucial breakthrough as a photo-protective tool.

Melanotan can be safely used in the fight against sunburn injury particularly for those people who have fair skin types. To date nothing other than stronger and more broad-spectrum sunscreens have been available to assist with sun protection.

Until Melanotan becomes available, the current, practical steps to achieve optimal sun protection other than simply not going out into the sun, are wearing photo-protective clothing or diligent application of broad-spectrum sunscreens. However, notwithstanding the availability of sunscreens for many years, the incidence of skin cancer is increasing and melanoma cases are, for example, rising faster than any other type of cancer in, of all places, the UK.

Scientists there are warning of a possible epidemic in young women, especially those who seek the all-fashionable tanned look. The results of the recently completed Phase IIb trial show that Melanotan will preferentially assist those genotypes with fair skin and therefore with a higher predisposition to skin cancer by increasing their in-built "SPF" factor. Importantly, melanin protects against both UVB and UVA, something not all sunscreens afford.

We know that when you get a tan, what is actually happening is that the melanocytes are producing melanin pigment in reaction to UV light in sunlight. Melanin pigment has the effect of absorbing the UV radiation in sunlight, so it protects the cells from UV damage. But the real problem is that melanin production takes a fair amount of time - that is why most people cannot get a tan in one day, and most fair skin people burn first. You have to first expose yourself to UV for a period of time to activate the melanocytes for them to produce melanin over the course of hours. By repeating this process over 5 to 7 days pigment builds up in your cells to a level that is protective. Unfortunately, during this time of melanin build up, the skin is vulnerable to damage.

It is against this background that Melanotan has its profound effect by enabling the skin to produce the natural melanin pigment. By engineering melanin production with Melanotan prior to exposure to UV radiation the body is able to counteract the full damaging effects of UV when subsequently exposed to it.

Melanotan is one of the series of drugs now catergorised in the new area of "Pharmacogenomics".

As Australia's most recent Nobel Prize laureate, Dr Peter Doherty, stated in The Australian this month, "The new science of genomics will also lead to dramatic improvements in the way diseases are diagnosed and treated. Knowing the sequence of the whole human genome has given us new, rapid,

DNA array technologies that can be used to identify abnormal patterns of gene read-out in cancer cells and to determine which genetic profiles are associated with increased risk".

At EpiTan we have, through our recent Phase IIb clinical trials, been able to determine that Melanotan can selectively enhance the melanin production capability of those pale-skinned people who previously burnt in the sun and could not tan easily. This is the only drug ever to have an effect on these individuals with a propensity to develop skin cancer, and our ongoing work in this area is groundbreaking.

Therapeutic applications for Melanotan

Now that our financial position is more secure, the company can expand its clinical trial strategy to include therapeutic indications such as polymorphous light eruption, which is a significant UV-induced skin allergy in northern latitudes. It is estimated that between 10-20% of the population of North America, Britain and Scandinavia suffer from PMLE in spring and early summer. We are becoming increasingly confident from our studies that Melanotan can be used to address this and other sun-induced skin disorders.

A vitiligo study is also planned once the topical formulation is ready.

Outlook for Remaining 2003 and 2004

Our clinical programme is planned to continue with even greater momentum both in Australia and overseas during the coming year.

In November our implant trials will get underway at the Queensland Institute of Medical Research in Brisbane.

The start of PMLE trials is scheduled for the second quarter of 2004, probably in Germany.

The IND submission to the FDA to commence trials in the USA is also scheduled for the second quarter of 2004.

Commencement of the genotype study at the Queensland Institute of Medical Research and the sunburn injury trials in the USA are planned for the third quarter of 2004.

Following the excellent results from our clinical programmes, the understanding that Melanotan represents the first, and to our understanding the only drug that can deliver control over "Melanogenesis", the body's melanin production, is now being digested by the financial and scientific communities. As our clinical programmes evolve in Europe and the USA, and as the significance of the beneficial medical implications of Melanotan for millions around the globe becomes better appreciated, there will be a larger impact on the valuation of EpiTan.

To date, we firmly believe that we don't have a better mousetrap - we have the mousetrap.

It is a significant fact that Epitan is one of a select few biotech companies in Australia with a drug having completed a Phase II trial.

In conclusion, I thank you our shareholders and stakeholders for the patience you have shown as EpiTan has evolved under difficult market forces over the last year. I can assure you the next 12 months will be more exciting than the last, and I seek your continuing support.

I personally have enjoyed, and have been invigorated by my many contacts and discussions with you and look forward to continuing with the interactions this coming year.

I also extend my thanks to my fellow directors whose support and valuable guidance is always welcome, and is always readily available. The demands

on them will be even greater in this coming year as we look ever increasing overseas to the global markets for our destiny.

Finally, a special tribute to the team at EpiTan who continue to work tirelessly to make our company a success. There are only six of them, and they achieved much in the past year. Their quest for the holy grail of commercialisation of Melanotan is infectious and compelling. It is a pleasure to stand here today, as part of that team in pursuit of what is fast becoming a realistic event.

Thank you.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN	Quarter ended ("current quarter")
88 089 644 119	30 September 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(82)	(82)
		(b) advertising and marketing	-	-
		(c) research and development	(849)	(849)
		(d) leased assets	-	-
		(e) other working capital	(1,389)	(1,389)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		37	37
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (GST refunds)		94	94
	Net operating cash flows		(2,189)	(2,189)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(2,189)**	**(2,189)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(7)	(7)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(7)	(7)
1.14	**Total operating and investing cash flows**	(2,196)	(2,196)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	8,947	8,947
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	8,947	8,947
	Net increase (decrease) in cash held	6,751	6,751
1.21	Cash at beginning of quarter/year to date	2,612	2,612
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	9,363	9,363

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	47
1.25	Aggregate amount of loans to the parties included in item 1.11 (see note 1)	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	256	256
4.2	Deposits at call	9,107	9,107
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	9,363	9,363

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 30 October 2003

(~~Director~~/Company secretary)

Print name: Iain Kirkwood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	141,556 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 141,556 director options at 30 cents each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	30 cents per director option. Total $42,466.80
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 141,556 director options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 October 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	111,817,302 EPT	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,823,339	EpiTan Incentive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregis ters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 28 October 2003

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

epitan

Tuesday 28 October 2003

Company Announcement

Phase IIb clinical trial an outstanding success

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced that the outstanding results recorded in its recently completed Phase IIb "sunburn injury" clinical trial represent a massive step forward in the drug's commercialisation progress.

EpiTan also announced that new data generated from this successful trial is being examined by medical and legal experts and is expected to be the subject of new patent applications. Consequently, to avoid compromising the company's intellectual property rights, full disclosure of data from the clinical trial is being withheld until the relevant patent applications have been lodged.

The trial's key objective was the measurement of the effectiveness of Melanotan® on increasing skin melanin density and reducing sunburn injury. A major effect of sunburn injury is DNA and skin damage. The trial was performed at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital.

The double blind, randomised, placebo-controlled comparative study involved 81 caucasian volunteers, 48 males and 33 females with an average age of 39.3 years. Prior to receiving Melanotan, the volunteers were subjected to controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar to spending 30 – 120 minutes in strong sun without sunscreen. A skin biopsy was taken to measure the level of resulting sunburn injury. After the volunteers had received the regime of Melanotan, they were re-exposed to the same UV radiation exposure, and another skin biopsy. Melanin density levels at various skin sites were monitored throughout the three month study period.

Key information available from the trial data, that the company is in a position to disclose at this stage, revealed:

- Clinically visible tanning was noted in a large proportion of volunteers;

- The difference between the Melanotan-treated group and the placebo group was highly significant at all skin sites measured.

- Importantly, the percentage increase in melanin density for fairer skin types (Fitzpatrick I/II) was approximately double that for those with darker skin types (Fitzpatrick III/IV).

- Only 6 volunteers, or 7.4% of the total, thought they had Fitzpatrick Skin Type I, (always burns/ never tans). After being measured clinically, 29 or 35.8% were assessed by the Investigators as Skin Type I.

Dr Stuart Humphrey, Clinical Development Manager of EpiTan, said, "The key data regarding those volunteers with fairer skin types confirms that Melanotan may be effectively used as a prescription sunscreen to provide both UVA and UVB protection when commercialised. We are very excited about the trial results which provide substantial support for our understanding of melanogenesis. Melanotan is one of a new breed of pharmacogenomic drugs which is expected to be of significant benefit to those people with fair skin types who normally produce little melanin and consequently are most at risk of sunburn injury and therefore of developing skin cancers"

Dr Humphrey also added, "It is worthwhile noting that half the number of volunteers who subjectively declared themselves as having the ability to tan and rarely burn (Fitzpatrick III/IV skin type) turned out, in fact, to be Fitzpatrick Type I/II (usually burn/ tan with difficulty) The use of Melanotan in conjunction with other skin protection methods should ensure that people have the ability to protect themselves better from the harmful effects of UV radiation".

Dr Wayne Millen, EpiTan's Managing Director, said "This is a massive step forward and EpiTan is now in a very select group of Australian biotechnology companies with an advanced drug candidate on the road to commercialisation. Next month we start a dose escalation trial for the newly developed implant containing Melanotan. This trial is scheduled to conclude in May 2004, after which we will be in a strong position to advance our clinical trial programme towards Phase III."

As previously announced, EpiTan is expanding its clinical trials into Europe to include the therapeutic indication of PMLE and expects to lodge an Investigational New Drug (IND) application with the Food and Drug Administration in order to open the path for clinical trials in the United States.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®, one of a new breed of pharmacogenomic drugs.

The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. However, and most importantly, the body's melanin levels are increased before exposure to harmful UV radiation. This will become a new photo-protective tool which will be of significant benefit to people with fair skin types who are most at risk of sunburn injury and therefore of developing skin cancers.

Melanotan concluded its Phase IIb clinical trials in September at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital.
EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism and psoriasis and UV induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV induced skin allergy in northern latitudes.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (prescription) sunscreen drug.
-End-

Epitan

Friday 10 October 2003

Company Announcement

EpiTan meeting with US Food & Drug Administration

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today confirmed that it had met with the United States Food & Drug Administration in Washington, USA on 7 October 2003.

The meeting was a "pre-IND discussion meeting" requested by the company for the purpose of reviewing EpiTan's proposal to submit a formal Investigational New Drug ("IND") application. An IND application must be submitted to a regulatory agency (the FDA in the United States) before a drug can be studied in humans and, accordingly, is a prerequisite to starting (human) clinical trials.

EpiTan is aware that the market is anticipating an announcement concerning the result of this meeting. The company advises that it is not in a position to make a definitive announcement until it has received the formal FDA minutes of the meeting. The company understands that the FDA's normal practice is to finalse the minutes in approximately two weeks.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. A resulting natural tan develops without exposure to harmful levels of UV light.

Melanotan has concluded its Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to UV light. The last of 80 volunteers completed their participation in the trial in mid-September and preliminary results are anticipated early November 2003.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism and psoriasis and UV induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV induced skin allergy in northern latitudes.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

epitan

Thursday, 2 October 2003

Media Announcement

Increasing melanin levels could aid protection against malignant melanoma, says leading Australian dermatologist following UK research into ineffective sunscreens

---

For more information contact:
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
Royal Prince Alfred Hospital, Tel: 02 9515 6111

Melbourne, Australia

A drug that increases melanin levels in the skin could be a significant addition to traditional skin cancer protection, a leading Sydney dermatologist has said in the wake of British studies that show sunscreens a not protecting people enough against malignant melanoma, the worst form of skin cancer.

Professor Ross Barnetson, from Sydney's Royal Prince Alfred Hospital, said the studies in Britain – which found that sunscreens fail to stop harmful ultraviolet A (UVA) rays from penetrating the skin – were especially worrying for Australians, who have among the highest rates of skin cancer in the world.

Professor Barnetson said he had high hopes for a new drug, Melanotan®, which he is currently taking through Phase II "sunburn" trials in Sydney. Melanotan increases melanin levels in the skin, which increas protection against harmful UVA rays.

"The British research shows that our traditional methods of protection against the worst form of skin cance malignant melanoma, are not working," said Professor Barnetson. "If Melanotan is shown to be effective, then it could be another key bullet to fire in the fight against malignant melanoma."

In Britain this week Professor Roy Sanders, a consultant plastic surgeon with the Restoration of Appearan and Function Trust (RAFT), said sunscreens were much less effective at blocking UVA light, which can cause the skin cancer melanoma, than UVB.

The RAFT study examined skin samples that had been exposed to UVA light at intensities similar to that c sunlight. The skin had been treated with three popular high-factor sunscreens, all of which said they conta some UVA protection. The results showed that, while the creams prevented the sun from burning the skin they did not stop UVA rays from penetrating it.

"When ultraviolet A impinges on the skin, it triggers the release of highly reactive chemicals called free radicals, which we believe can induce a malignant change," Professor Sanders told BBC Radio. "Since ambient sunlight is principally ultraviolet A and since sunscreens protect mostly against ultraviolet B, if we use the sunscreens, it may increase the risk of us developing malignant melanoma."

In Britain, cases of malignant melanoma have doubled every 10 years since the 1950s and the cancer no kills around 1,500 British people every year. RAFT predicts that by the year 2010, the lifetime risk of the disease will approach one in 50 of the British population.

Professor Sanders said the concern was that people were using the creams believing that they offered protection against cancer and, comforted by that, might be putting themselves at risk. "We're lulled into a sense of false security ... and so people are inclined to take a much greater dose of the sun," he said.

Melanotan, developed by Melbourne based biotechnology company EpiTan Limited, is currently completing Phase IIb "sunburn" trials at both the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital, where it was tested on 80 healthy volunteers. Results of the trial are expected by early November 2003

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology *company with a pre-eminent position on the prevention of DNA and skin damage from ultra-*violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. A resulting natural tan develops without exposure to harmful levels of UV light.

Melanotan has concluded its Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to UV light. The last of 80 volunteers completed their participation in the trial in mid-September and preliminary results are anticipated early November 2003.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism and psoriasis and UV induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV induced skin allergy in northern latitudes.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

EpiTan Limited

ABN 88 089 644 119

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

EPT



19 September 2003

Dear Shareholder

I enclose a Notice of Meeting for the 2003 Annual General Meeting of the Company which is to be held at 10.00am on 31 October 2003 in the Edinburgh Room, Level 1, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria.

In addition to receiving the Company's financial reports, shareholders will be asked to consider and vote on the following proposals:

Ordinary Resolutions:

- the re-election of Dr Winters as a Director of the Company;
- the ratification of a placement of 14,500,000 million shares completed on 25 August 2003; and
- the issue of a total of 750,000 options to the non-executive Directors;

Special Resolution:

- the re-appointment of Dr Agersborg as Director of the Company.

Further details of the resolutions to be put before the members are set out in the Explanatory Memorandum, which accompanies and forms part of this Notice of Annual General Meeting.

Your directors (excluding the Directors concerned with the respective resolutions) consider the proposed resolutions to be in the best interests of the Company and its shareholders and recommend that shareholders vote in favour of all resolutions.

If any shareholders are unable to attend the Annual General Meeting, they are strongly urged to complete the attached proxy form and return it by mail or facsimile (to be received no later than 10.00am on 29 October 2003).

I look forward to welcoming you to EpiTan's 2003 Annual General Meeting.

Yours faithfully
EPITAN LIMITED

[signature]

Dr W. A. Millen
Executive Chairman

EpiTan Limited

ABN 88 089 644 119

KEEP INFORMED OF OUR MOVEMENTS!

We have updated our website http://www.epitan.com.au/ to deliver more information on Epitan's products and locations; our activities within the market and keep you abreast of exciting developments.

In the Investor Centre section of our website a feature now exists that will automatically notify you via Email each time we release company news and information.

We highly recommend that all shareholders register for Email Alerts.

Register via the Internet

- Simply visit our website at www.epitan.com.au and click on the "INVESTOR RELATIONS" tab at the top of the page.
- On the left, a menu will open showing all the options contained within our Investor Centre. Click on the "EMAIL ALERTS" option.
- To register, fill in your details and choose which information you would like us to update you on. The current options are:
  - ASX Announcements
  - Latest News and
  - Analyst Reports

Registration only takes a minute and Email Alerts are free, so why not subscribe!

Register via Paper Form

If you would rather not register online, we can sign you up for the Email Alerts service manually. All you need to do is:

- Fill in the paper form attached with your personal details.
- Fax or mail the form back to us using the details printed on it.
- We will then register you for Email Alerts. You will receive an email confirming your subscription once we have set you up.

We Take Your Privacy Very Seriously.

Our Privacy Policy can be viewed by clicking the Privacy link in the bottom, right hand corner of our website. Additional questions can be phoned through on 03 9662-4688 or emailed to privacy@epitan.com.au

We hope to be alerting you via email soon!

REGISTER FOR EMAIL ALERTS

To register for Email Alerts, simply fill in the information requested on this form and fax or mail it back to us. Our details are as follows:

Fax: 03 9662 4788

Mail: Epitan Limited
Email Alerts Registration
Level 10, 52 Collins Street
Melbourne VIC 3000

Please Fill In Your Details

First Name: ____________________

Last Name: ____________________

Email Address: ____________________

Contact Phone No: ____________________

Postcode: ____________________

Country: ____________________

Please tick the boxes to indicate which information would like us to send you:

ASX Announcements: ☐
Latest News: ☐
Analyst Reports ☐

Please tick one box below to indicate which group you best fit into:

Analyst: ☐
Broker ☐
Financial Adviser: ☐
Fund Manager: ☐
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Sophisticated Investor: ☐
Private Investor: ☐
Media Representative: ☐

Once we've received your form, we will register you for Email Alerts within two weeks.

A confirmation will be sent to the Email address noted on this form once you are registered successfully.

Do you currently hold shares in this company?

Yes ☑ No ☐

EpiTan Limited

ABN 88 089 644 119



Proxy Form



All correspondence to:

Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

EPT



Securityholder Reference Number (SRN)



I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of EpiTan Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of EpiTan Limited to be held at the Stamford Plaza Melbourne, 111 Collins Street, Melbourne in the Edinburgh Room on Level 1 on Friday, 31 October 2003 at 10.00am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 2 AND 3 BELOW





If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 2 and 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 2 and 3 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman of the Meeting intends to vote undirected proxies in favour of each Item.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
	Ordinary Business			
Item 1	To re-elect Dr Winters as a director of the Company			
Item 2	To ratify the placement of 14,500,000 Shares			
Item 3	To approve the issue of options to non executive directors			
	Special Resolution			
Item 4	To re-appoint Dr Agersborg as a director of the Company			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy



Mark with an 'X' if you wish to appoint a second proxy. **AND**



% **OR**



State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1



Individual/Sole Director and Sole Company Secretary

Securityholder 2



Director

Securityholder 3



Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /



EPT 7PR



How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.00am on Friday, 31 October 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to EpiTan Limited share registry at the address opposite, or
- by delivery to the Registered Office of EpiTan Limited being
  Level 10, 52 Collins Street
  Melbourne Victoria 3000
  Australia

EpiTan Limited share registry
Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Australia
Facsimile 61 3 9473 2555

EPITAN LIMITED
ABN 88 089 644 119

NOTICE OF MEETING

Notice is given that the 2003 Annual General Meeting of shareholders will be held in the Edinburgh Room, Level 1 Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria on Friday 31 October, 2003 commencing at 10.00am.

BUSINESS

A. Financial Statements

To table the financial statements of the Company for the year ended 30 June 2003 and to provide shareholders with the opportunity to raise any issues or ask questions of the Directors (and the auditor) generally concerning the financial statements and the business operations of the Company.

B. Ordinary Resolutions

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

Re-election - Dr Winters

1. That Dr Terence Winters, a Director retiring in accordance with the Constitution of the Company, being eligible and having signified his candidature for the office, is re-elected as a Director.

Placement of shares

2. That, in accordance with the requirements of Listing Rule 7.4, shareholders ratify the issue on 25 August 2003 of 14,500,000 fully paid ordinary shares in the Company at an issue price of $0.51 per share, to the placees listed below:

Allottee	No of Shares
UBS Nominees Pty Ltd	3,000,000
Chartport Financial Services Pty Ltd	2,000,000
Intersuisse Issues Pty Ltd	1,390,000
Permanent Trustee Australia Limited	1,000,000
Manikato Financial Services Pty Ltd	920,000
Janette Mary Waterhouse	500,000
Droga Capital Pty Ltd	500,000
Peters Investments Pty Ltd	500,000
Roscious Pty Ltd	400,000
Dixson Trust Pty Limited	300,000
Westpac Custodian Nominees Ltd	250,000
Penleigh Banner Pty Ltd	240,000
Alfred Murray Estates Pty Ltd	200,000
Calibrate Recruitment Pty Ltd	200,000
Forty Fifth Sepeida Pty Ltd	200,000
Hollywell Investments Pty Ltd	200,000
Intersuisse Nominees Pty Ltd	200,000
Koy Pty Ltd	200,000
MM & E Capital Pty Ltd	200,000
Ohio Holdings Pty Ltd	200,000
Runyon Pty Ltd	200,000
Wrap Pty Ltd	200,000
Bruce Birnie Pty Ltd	200,000

Commodity Traders (NZ) Ltd	200,000
Delbairn Pty Ltd	200,000
Golden Words Pty Limited	200,000
Victory Capital Pty Ltd	200,000
Westpac Custodian Nominees Limited	200,000
JFR Investments Pty Ltd	150,000
Mr Doug McLachlan & Mrs Wendy McLachlan	150,000

Issue of options to non-executive directors

3. That, in accordance with Listing Rules 10.11 and 10.13, the members approve the issue of 750,000 options to subscribe for a like number of fully paid ordinary shares in the capital of the Company ('**Options**') to the following non-executive Directors of the Company in the numbers and on the terms set out in the Explanatory Memorandum attached to and forming part of this Notice:

Non-executive Director	Number of Options
Mr Stanley McLiesh	250,000
Dr Terence Winters	250,000
Dr Helmer (Hank) Agersborg	250,000

C. Special Resolution

To consider and, if thought fit, to pass the following resolution as a special resolution:

Re-election - Dr Agersborg

4.. That pursuant to section 201C(8) of the *Corporations Act 2001*, Dr Helmer (Hank) Agersborg, aged 74 years, being a candidate for election as a Director who has turned 72, is re-elected as a Director to hold office until the conclusion of the next annual general meeting of the Company.

BY ORDER OF THE BOARD
Iain Kirkwood
Company Secretary
19 September 2003

EPITAN LIMITED
ABN 88 089 644 119

VOTING EXCLUSION

Resolution 2

The Company will disregard any votes cast on Resolution 2 by:

- all persons who participated in the issue of the shares; and
- any associate of any such person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote and it is cast in accordance with the directions on the proxy form; or

- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote and it is cast in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3

The Company will disregard any votes cast on Resolution 3 by:

- any non-executive Director; and
- any associate of any such person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote and it is cast in accordance with the directions on the proxy form; or

- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote and it is cast in accordance with a direction on the proxy form to vote as the proxy decides.

NOTES:

1. The details of the resolutions contained in the Explanatory Memorandum accompanying this Notice of Annual General Meeting should be read together with and form part of this Notice of Annual General Meeting.

2. The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001*, that the shares of the Company that are quoted on the Australian Stock Exchange as at 5.00pm on 30 October 2003 will be taken, for the purposes of the Annual General Meeting, to be held by the persons who held them at that time. Accordingly those persons will be entitled to attend and vote at the meeting.

EPITAN LIMITED
ABN 88 089 644 119

PROXIES:

1. A member entitled to attend and vote at the meeting is entitled to appoint not more than two persons as the member's proxy to attend and vote for the member at the meeting.

2. If a member is entitled to cast two or more votes at the meeting, they may appoint two proxies (but no more). Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights. Neither proxy may vote on a show of hands

3. A proxy need not be a member of the Company.

4. The Form of Proxy must be signed by the member or his or her attorney. Proxies given by corporations must be signed in accordance with the constitution of the corporation giving the proxy and either in accordance with the requirements of section 127 of the *Corporations Act 2001* or under the hand of a duly authorised officer or attorney.

5. If any shareholder is unable to attend the Annual General Meeting, he/she is strongly urged to complete the attached proxy form. To be valid, the Form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be returned by hand, facsimile or mail (to be received no later than 10.00am on 29 October 2003) to either of the following offices:

   EpiTan Limited
   Level 10, 52 Collins Street
   Melbourne Victoria 3000
   Facsimile number: (03) 9662 4788

   or

   Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne Victoria 3001
   Facsimile number: (03) 9473 2555

6. If the Form of Proxy is signed but is blank in all other material respects, it will be taken to mean that it is in favour of the Chairperson of the Meeting for the full voting rights and the Chairperson intends to vote, as proxy for that shareholder, in favour of the resolution or resolutions at the meeting.

7. A proxy may decide whether to vote on any motion, except where the proxy is required by law or the constitution of the Company to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may vote on that item only in accordance with the direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

8. The Form of Proxy accompanies this Notice of Annual General Meeting.

EPITAN LIMITED
ABN 88 089 644 119

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

The purpose of this Explanatory Memorandum (which is included in and forms part of the Notice of Annual General Meeting dated 19 September 2003) is to provide shareholders with an explanation of the resolutions to be proposed and considered at the Annual General Meeting on 31 October 2003.

Shareholders should read the full text of this Explanatory Memorandum before deciding how to vote.

If you are in any doubt about the action which you should take in relation to the proposals contemplated in this Explanatory Memorandum, you should consult your financial or other professional adviser immediately.

Words or expressions used in this Explanatory Memorandum are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

DEFINITIONS

In this Explanatory Memorandum the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Board means the Board of Directors of the Company.

Company means EpiTan Limited ACN 089 644 119.

Constitution means the constitution of the Company.

Director means a director of the Company from time to time.

Listing Rules means the official Listing Rules of the ASX.

Notice of Meeting means the notice of Annual General Meeting dated 19 September 2003 referred to in and which accompanies this Explanatory Memorandum.

Resolution means a resolution referred to in the Notice of Meeting.

Shares means ordinary fully paid shares in the Company.

Shareholders means the holders of Shares.

THE RESOLUTIONS

(a) To re-elect Dr Terence (Terry) Winters as a Director;

(b) To ratify the issue of 14,500,000 Shares;

(c) To approve the issue of 250,000 options to each of the non-executive directors

(d) To re-elect Dr Helmer (Hank) Agersborg as a Director.

EPITAN LIMITED
ABN 88 089 644 119

WHY THE MEETING NEEDS TO BE HELD

(a) Financial Statements and Reports

Pursuant to the *Corporations Act 2001*, the directors of a public company that is required to hold an annual general meeting must table the financial statements and reports of the company for the previous year before the members at that annual general meeting.

The Company's financial statements and reports for the year ended 30 June 2003 are included in the Company's Annual Report for the year ended on that date. A copy of the Annual Report has been forwarded to each Shareholder. A copy of the Annual Report will be tabled at the meeting.

Shareholders should note that the sole purpose of tabling the financial statements of the Company at the Annual General Meeting is to provide Shareholders with the opportunity to ask questions of the Directors (or the auditor) or discuss matters arising from the financial statements or the reports on the Company's operations at the meeting. It is not the purpose of the meeting that the financial statements be accepted, rejected or modified in any way. Further, as it is not required by the *Corporations Act 2001*, no resolution to adopt, receive or consider the Company's financial statements will be put to the members at the meeting.

(b) Resolution 1: Re-election of Director (Dr Winters)

Under clause 57 of the Company's Constitution, at each Annual General Meeting, one third of the Directors (or, if their number is not a multiple of 3, then the number nearest to but not exceeding one third) must retire from office.

The Directors retire by rotation, with the Directors who have been the longest in office since being elected or re-elected being the Directors who must resign in any year. The Company's Constitution ensures that no Director is able to remain in office for longer than 3 years without facing re-election.

Under the Constitution of the Company, the Managing Director (i.e. Dr Millen) is exempt from the requirement to retire by rotation. Further, under the Constitution, any Director who is required to retire under clause 55.2 of the Constitution is not to be taken into account when determining the directors who must retire by rotation.

Likewise, under the *Corporations Act 2001* a Director whose office is vacated under s 201C(3) of the *Corporations Act 2001* (ie Dr Agersborg) is not to be taken into account when determining the Directors who must retire by rotation.

Accordingly, if the Company is to comply with the requirements of clause 57 of its Constitution and the ASX Listing Rules, Dr Winters, being the Director longest in office since his last re-election, must retire at the forthcoming Annual General Meeting. As Dr Winters wishes to continue as a Director of the Company, and is entitled under the Constitution to seek re-election as a Director at the Annual General Meeting which coincides with his retirement, Dr Winters offers himself for re-election as a Director.

(c) Resolution 2: Ratification of placement of Shares

This explanation and information concerning the placement of 14,500,000 Shares at $0.51 per Share completed on 25 August 2003 ('**Placement**') is provided under Rule 7.5 of the Listing Rules.

Under Listing Rule 7.1, the approval of the Shareholders is not required prior to an issue of securities by a listed company if the number of securities to be issued will, when aggregated with the other securities issued by the Company during the previous 12 months, not exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Under Listing rule 7.4, the shareholders of a listed company can ratify an issue of securities made without approval under Listing Rule 7.1 if the issue, at the time it was undertaken, did not breach Listing Rule 7.1. As the number of Shares constituting the Placement plus the number of other securities issued by the Company in the 12 month period to 25 August 2003 did not exceed the 15% limit, the Placement was not in breach Listing Rule 7.1 and the issue of the Placement Shares can be ratified under Listing Rule 7.4..

The effect of ratifying the Placement is that all the Placement Shares are immediately deemed to have been on issue prior to the commencement of the 12 month period applicable under Listing Rule 7.1 for determining the 15% limit. By ratifying the Placement, the Company regains immediately the ability to issue securities comprising up to 15% of its expanded capital without the need for shareholder approval. If the Resolution is approved, the Company will be able to raise more capital by the issue of further securities without the delay involved in obtaining shareholder approval. In that regard, it will be well placed to readily take advantage of opportunities as they arise.

As required by Listing Rule 7.5, the terms and conditions of the Placement were as follows:

- The number of Shares issued was 14,500,000 Shares.
- The issue price of the Shares was $0.51 per share.
- The placees of the Shares are institutional, sophisticated and other professional investor clients (within the meaning of section 708 of the *Corporations Act 2001*)of the Melbourne based broker, Intersuisse Limited.
- The Shares ranked equally with the existing issued Shares from the date of issue.
- The funds raised by the Placement will be used to expand and accelerate the Company's clinical trial programme for its leading drug candidate Melanotan. This includes the addition of studies in the USA and Europe in 2004 and a genotype study in Australia to identify the skin cancer risk among caucasians. Additional volumes of drug and implants will also be manufactured to support this acceleration and expansion of the Company's clinical trial strategy.
  A voting exclusion statement relating to this Resolution is included in the Notice of Annual General Meeting.

(d) Resolution 3: Approval of the Issue of Options to the Non-executive Directors

Listing Rule 10.11 requires that no securities may be issued to a director of a listed company without the approval of shareholders by ordinary resolution.

Subject to the approval of the Shareholders, it is proposed to issue further options to the non-executive Directors. The Company has recently completed a full review of its remuneration arrangements for its executive officers, senior management and non-executive Directors. The review was conducted by an independent remuneration consultant, Geoffrey Nunn & Associates Pty Ltd.

For the non-executive Directors, after assessing all relevant factors, including but not limited to the recent changes in the regulatory environment and risks confronting directors of listed companies and the remuneration paid to the non-executive directors of comparable listed companies, the independent report concluded that the non-executive Directors were not currently being fairly remunerated by reference to their peers and community expectations. The Remuneration Committee of the Board has acted on the recommendations of Geoffrey Nunn & Associates Pty Ltd and has approved an increase in the annual fee payable to each of the non-executive Directors to $40,000 (applicable from 1 November 2003). This increase does not require Shareholder approval. Further, even after the increase in the fees, the non-executive Director annual fee remain less than the median fee level for listed Chemicals, Healthcare & Biotechnology companies - 2003. This is reflective of the Company's decision, subject to Shareholder approval, to issue options to the non-executive Directors.

In addition, the Remuneration Committee has recommended that further options be issued to the non-executive Directors. The Resolution will, if approved, authorise the Board to issue of 250,000 Options to each of Dr Agersborg, Dr Winters and Mr McLiesh on the terms and *conditions set out in this Explanatory Memorandum (including Annexure A). As this would be* an issue of securities to a director of a listed company, in accordance with Listing Rule 10.11 Shareholder approval is sought for the issue of the following Options:

Directors	Number of Options
Mr Stanley McLiesh	250,000
Dr Terence Winters	250,000
Dr Helmer (Hank) Agersborg	250,000

The maximum number of Options for which approval is sought under the Resolution is 750,000.

If approved by the Shareholders, the Options to be issued to the non-executive Directors will be issued within 1 month of the date of the meeting. No funds will be raised by the issue of the Options.

Shareholders should note the following terms of the Options:

(a) the Exercise Price will be equal (to the nearest whole cent) the volume weighted average sale price of the Shares on ASX in the 5 trading days commencing on (and including) 3 November 2003.

(b) the final date for exercise of the Options will be 31 December 2007;

(c) No Options will be capable of exercise for 12 months after the date of issue. Thereafter, subject to the limitations in the following sentence, one third of the Options will vest in the following 12 months, a further one third of the Options will vest in the next 12 month period and all Options will vest in the holder and be able to be exercised on and after 3 years from the date of issue. Importantly, vesting of the Options is dependent on the recipient remaining a Director and continuing to be an active participate in the activities of the Board;

(d) the issue of the Options is not under any form of employee incentive scheme. It is separate to and is not part of the Company's Employee Option Plan; and

(e) an approval by the Shareholders under Listing Rule 10.11 will obviate the need for approval of the issue of the Options as an exception to Listing Rule 7.1.

The full terms of the Options are annexed to this Explanatory Memorandum as Annexure A.

(e) Special Resolution: Re-election of Director (Dr Agersborg)

Under section 201C of the *Corporations Act 2001*, any director aged in excess of 72 years can only be re-elected as a director to hold office until the conclusion of the company's next annual general meeting. Further, if the director wishes to be re-elected, his/her re-election must be approved by the members by special resolution and the resolution must state the person's age and that the person is a candidate for election as a director who has turned 72. Under the *Corporations Act 2001* a special resolution is a resolution passed by at least 75% of the votes cast by members attending the meeting (in person or by proxy/representative) and entitled to vote on the resolution.

As Dr Agersborg is aged 74, that being an age in excess of 72 years, his re-election as a Director is subject to the satisfaction of the requirements of section 201C of the *Corporations Act 2001*. Dr Agersborg wishes to seek re-election as a Director of the Company. Accordingly, Resolution 4 is proposed in order to comply with the requirements of section 201C(8) of the *Corporations Act 2001*.

HOW TO VOTE

To vote on the Resolutions you will need to follow these steps:

EITHER **1.** Complete the Form of Proxy and return it by facsimile or mail (to be received no later than 10.00am on 29 October 2003 to the following offices or facsimile numbers:

EpiTan Limited
Level 10, 52 Collins Street
Melbourne Victoria 3000
Facsimile number: (03) 9662 4788

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne Victoria 3001
Facsimile number: (03) 9473 2555

OR **2.** Attend the meeting.

The lodging of a completed Form of Proxy will not prevent you from attending and voting at the meeting.

EPITAN LIMITED
ABN 88 089 644 119

DIRECTORS' RECOMMENDATION

Your Directors recommend that you vote in favour of the Resolutions being put to you at this meeting for the reasons outlined above. Each Director who has an interest in the outcome of a particular Resolution has abstained from making a recommendation on those Resolutions.

The Directors recommend that all Shareholders consider very carefully all the information set out in this Explanatory Memorandum before deciding how to vote on the Resolutions.

QUERIES

If your have any queries about the meeting, the financial statements to be put to the meeting or the Resolutions being considered, please contact the Managing Director, Dr Wayne Millen at EpiTan Limited on (03) 9662 4688

COPIES OF DOCUMENTS

This document may be inspected at the Company's registered office at Level 10, 52 Collins Street, Melbourne, Victoria at any time during business hours.

Iain Kirkwood
Company Secretary
EpiTan Limited

19 September 2003

EPITAN LIMITED
ABN 88 089 644 119

ANNEXURE A

TERMS OF ISSUE OF OPTIONS

Each option ('**Option**') entitles the holder of the Option ('**Option Holder**') to subscribe for and be issued one fully paid ordinary share ('**Share**') in EpiTan Limited ABN 88 089 644 119 ('**Company**') on the terms and conditions set out below:

1.1 Subject to clauses 1.2 to 1.8 inclusive and 12, each Option is exercisable during the period commencing on the date the Company grants the Option and concluding at 5.00 pm (AEST) on 31 December 2007 ('**Expiry Date**').

1.2 Subject to clauses 1.3 to 1.7 inclusive the following restrictions on exercise of the Options will apply:

(i) no Options may be exercised on or before the first anniversary of the Issue Date;

(ii) no more than 33% of the Options may be exercised on or before the second anniversary of the Issue Date

(iii) no more than 67% of the Options may be exercised on or before the third anniversary of the Issue Date; and,

(iv) no restrictions on the exercise of the Options will apply after the third anniversary of the Issue Date (ie the remaining 33% of the Options will become capable of exercise).

1.3 If:

(a) a takeover offer or a takeover announcement is made in respect of the Shares; and

(b) the takeover offer or offer pursuant to the announcement (as the case may be) is accepted by the holders of not less than 50% in number of the Shares,

all Options currently held by the Option Holder will become immediately capable of exercise.

1.4 If an offer for the Shares is made to the members of the Company under a scheme of arrangement which has been approved in accordance with the *Corporations Act 2001*, all Options currently held by the Option Holder will become immediately capable of exercise within the period notified by the Company.

1.5 If the Option Holder ceases for any reason to be a director of the Company on or before 31 October 2004, all Options held by the Option Holder will lapse.

1.6 If the Option Holder ceases for any reason to be a director of the Company in the period between 1 November 2004 and before 31 October 2006, the following number of Options held by the Option Holder will immediately lapse:

$$L = \frac{X}{24} x Y$$

where L = the number of Options that will automatically lapse on the Option Holder ceasing to be a Director;

Y = the number of Options equal to 67% of the Options initially granted to the Option Holder;

X = the number of completed months in the period beginning on the date that the Option Holder ceases to be a Director and ending on 31 October 2006. (For the purpose of this definition, a part only of a month will not count as a month.)

1.7 If in the 12 month periods commencing on 1 November 2004 and 1 November 2005 respectively, the Option Holder does not attend (personally or by telephone or by other effective telecommunication service) at least 80% of the meetings of the Board, then, for each year in which that occurs, the number of Options determined by application of the following formula that would otherwise become exercisable by the Option Holder for the first time at the commencement of the following year (under clause 1.2) will lapse:

$$L = Nx\frac{A}{12}x\frac{[(B-Z)]}{B}$$

whereL = the number of Options to lapse;

N = the number of Options which, under clauses 1.2(iii) or 1.2(iv), as the case may be, will vest in the Option Holder for the first time on the commencement of the following 12 month period;

A = the number of months during the relevant year that the Option Holder was a Director;

Z = the number of Board meetings attended by the Option Holder during the year or, if the Option Holder ceases to hold office as a Director during the year, in the period prior to the date that he ceased to hold that office; and

B = the total number of Board meetings held during the year or, if the Option Holder ceases to hold office as a Director during the year, in the period prior to the date that he ceased to hold that office.

[Note: Clause 1.5, 1.6 and 1.7 have operative effect independently and cumulatively. For example: if an Option Holder (who was allocated 1,000,000 Options) ceases to be a Director in the sixth month of the second year (ie during April 2005) and in the second year attended only 3 of the 4 Board meetings in that six month period, the number of Options that would lapse is as follows:

Under clause 1.5, the following Options would lapse:

$$L = \frac{X}{24}xY$$

[where X = 6 and Y = 670,000]

= 167,500 Options would lapse

Under clause 1.7, because the Option Holder only attended 75% of the meetings in the relevant part of the second year, the following further Options would lapse:

$$L = Nx \frac{A}{12} x \frac{[(B-Z)]}{B}$$

where N = 330,000 (the number of Options that will vest at the commencement of year 3 under clause 1.2 (iii)

A = $\frac{6}{12}$

B = 4 (the number of Board meetings in the relevant period)

Z = 3 (the number of Board meetings attended by the Option Holder in the relevant period)

$$= 300{,}000x\frac{6}{12}x\frac{(4-3)}{4}$$

= 41,250 further Options would lapse

Therefore, in the present example, owing to the cumulative effect of clauses 1.5 and 1.7, 208,750 Options originally granted to the Option Holder would lapse.]

1.8 The Company may, at its sole discretion, waive the conditions set out in clauses 1.5, 1.6 and 1.7. If so, then subject to clauses 1.2, 1.3 and 1.4, which will continue to be applicable, the Option Holder will be entitled to exercise the Options notwithstanding that he/she may have ceased to be a director of the Company.

2. The Options may be exercised wholly or in part by giving notice in writing ('**Notice of Exercise**') in the form provided to the Company at any time during the Option Period.

3. If the fully paid ordinary shares of the Company are listed on the ASX, the Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all share(s) issued on the exercise of an Option within 10 business days (as defined in the Listing Rules of the ASX) of issue. The Company gives no assurance that such quotation or listing will be granted.

4. The exercise price for each Option is $##[the volume weighted average sale price of the Company's shares on ASX in the 5 trading days on and from 3 November 2003] ('**Exercise Price**') and is payable immediately on exercise.

5. On receipt by the Company of the Notice of Exercise and payment of the Exercise Price, the Company must, within 14 business days (as defined in the Listing Rules of Australian Stock Exchange Limited ('**ASX**')), allot to the Option Holder one ordinary share in respect of each Option exercised by the Option Holder and despatch the relevant acknowledgment of issue as soon as is reasonably practicable.

6. Shares issued on the exercise of an Option will rank equally in all respects with the then existing issued ordinary fully paid shares in the Company and will be subject to the provisions of the constitution of the Company.

7. An Option does not confer the right to participate in any new issue of securities of the Company, unless the Option Holder has first exercised the Option.

8. No adjustment to the number of shares over which each Option exists and/or the Exercise Price will be made except in accordance with clause 9.

9. Adjustments to the number of shares over which Options exist and/or the Exercise Price will be made to take account of changes to the capital structure of the Company by way of pro rata bonus and cash issues as follows:

(a) Pro-Rata Cash issues

Where a pro-rata issue is made (except a bonus issue) to the holders of underlying securities, the Exercise Price of an Option may be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

where:
O' = the new exercise price of the Option.
O = the old exercise price of the Option.
E = the number of underlying securities into which one Option is Exercisable.
P = the average market Price per security (weighted by reference to volume) of the underlying securities during the 5 trading days ending on the day before the ex rights date or ex entitlements date.
S = the Subscription price for a security under the pro rata issue.
D = the Dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue).
N = the Number of securities with rights or entitlements that must be held to receive a right to one new security.

(b) Pro-Rata Bonus Issues

If there is a bonus issue to the holders of the underlying securities, on the exercise of any Options, the number of shares received will include the number of bonus shares that would have been issued if the Options had been exercised prior to the record date for bonus issues. The Exercise Price will not change.

10. In the event of any reorganisation (including consolidation, sub-division, reduction or return) of the issued capital of the Company, the rights of the Option Holder including the number of Options or the Exercise Price or both shall be reorganised (as appropriate) to the extent necessary to comply with the Listing Rules of Australian Stock Exchange Limited applying to a reorganisation of capital at the time of the reorganisation.

11. It is not the intention of the Company to apply for quotation or listing of the Options on the ASX.

12. In the event of the liquidation of the Company, all unexercised Options will lapse.

13. Except for transfers to superannuation funds or trusts associated with and controlled by the Option Holder, the Options are not transferable except with the prior written consent of the Company. If the Options are transferred to superannuation funds or trusts associated with and controlled by the Option Holder or the Company consents to the transfer of the Options, the Company may impose any conditions on the transferee, including a condition that the transferee agree to be bound by the above terms and conditions, that it in its sole discretion determines to be appropriate.

14. Notices may be given by the Company to the Option Holder in the manner prescribed by the constitution of the Company for the giving of notices to the Shareholders of the Company and the relevant provisions of the constitution will apply with all necessary modification to notices to be given.

epitan

Wednesday, 24 September 2003

Company Announcement

EpiTan joins with pSivida to develop liquid-based sustained-release formulation for Melanotan

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For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced it has signed a collaborative agreement with pSiMedica Limited, a subsidiary of pSivida (ASX:PSD), a Perth-based nanotechnology company.

The agreement aims to develop a new liquid-based sustained-release formulation for Melanotan□ incorporating pSivida's BioSilicon™ nanotechnology.

pSivida is committed to the biomedical applications of nanotechnology and has as its core focus the development and commercialisation of nano-structured porous silicon (BioSilicon™) in biocompatible and biodegradable forms for use in human and animal healthcare.

Michael Kleinig, EpiTan's Pharmaceutical and New Business Development Manager, said: "We aim to use pSivida's nanotechnology to load up microscopic porous particles – which have a honeycomb structure – with Melanotan. After injecting perhaps as little as one millilitre of this solution into the body the drug would be released into the body over 20-30 days."

"This is an outstanding opportunity to combine Melanotan with this new sophisticated nanotechnology. Initial proof-of-concept studies are expected to be completed by the end of this year. This work follows the successful development of the sustained-release implant which will commence clinical trials in November at Q-Pharm in Queensland."

"We are always looking to the future and the outcome of this work could lead to a second-generation Melanotan product," said Dr Wayne Millen, EpiTan's Managing Director. "As this product would be a liquid-based sustained-release product delivered via a single dose, it would give consumers further choice as to how they could have Melanotan administered. They could now conceivably have the choice of an implant, a liquid injection or a topical application."

Mr Gavin Rezos, pSivida's Managing Director, said: "We believe BioSilicon™ is an ideal drug delivery vehicle for Melanotan. BioSilicon™ provides significant control over the timing of drug release, which can be altered from hours, days, weeks and months by simply adjusting the porosity of BioSilicon™. Importantly BioSilicon™ is

biodegradeable and dissolves to produce silicic acid, the natural form of silicon which is found in everyday foodstuffs."

Today EpiTan also announced that the volunteer participation aspect of the company's Phase IIb "sunburn injury" clinical trials with Melanotan concluded in mid-September. The data collected from these trials is currently being processed and preliminary results are anticipated in early November.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin or "melanogenesis" – a unique biochemical process. A resulting natural tan develops without exposure to harmful levels of UV light.

Melanotan has concluded its Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to UV light. The last of 80 volunteers completed their participation in the trial in mid-September and preliminary results are anticipated early November 2003.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism and psoriasis and UV induced skin allergies such as polymorphous light eruption ("PMLE") and solar urticaria. PMLE is a significant UV induced skin allergy in northern latitudes.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

ABOUT pSIVIDA Limited

pSivida is an Australian-based biotechnology company committed to the biomedical applications of nano-technology and which has as its core focus the development and commercialisation of nano-structured porous silicon (BioSilicon™) in biocompatible and biodegradable forms for use in human and animal healthcare through its UK subsidiary pSiMedica Limited, and in conjunction with UK Government owned QinetiQ plc. As a true 'platform technology', BioSilicon™ has multiple potential applications across the high growth healthcare sector, including controlled drug delivery, tissue engineering and orthopaedics.

pSivida is listed on the Australian Stock Exchange (**ASX Code: PSD**).
www.pSivida.com.au

-End-



Monday 8 September 2003

Company Announcement – Annual Results

Year of Success in Human Trials, Drug Delivery Formulations & Collaborations

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For more information contact:

Dr Wayne Millen, CEO, EpiTan Limited, Tel: 03 9662 4688
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
www.epitan.com.au mail@epitan.com.au

Melbourne, Australia

Significant progress on development of the melanin-producing drug Melanotan®, securing collaborations to develop different formulations for the drug, leading to a major capital raising post-year end, were significant achievements for drug-development company EpiTan Limited for the year ending July 2003, Managing Director Dr Wayne Millen said today.

"EpiTan made enormous progress on a number of fronts in the last financial year", said Dr Millen. "Progress on development of the melanin-producing drug Melanotan® was excellent, as announced in May, and important collaborations were secured to develop more user friendly delivery formulations. Our major capital raising post-year end has put the company in a strong financial position to accelerate its clinical trial programme".

EpiTan announced a loss for the year ending June 2003 of $4.0 million, following a year of major development of Melanotan, the company's leading drug candidate in the field of melanogenesis, the process in which the body produces melanin.

This result was achieved after fully expensing all clinical development and drug delivery research costs totalling $2.6 million. Income for the period, representing bank interest, totalled $136,404. The company has no borrowings and had cash reserves at the end of the year of $2.6 million.

Since the year-end the company has successfully raised a further $9 million from a combination of options exercise and a placement of ordinary shares to institutional and sophisticated investors. The money will be used to expand and accelerate the company's clinical trial programme for its leading drug candidate Melanotan. This includes the addition of studies in the USA and Europe in 2004 and a genotype study in Australia to identify the skin cancer risk among Caucasians. Additional volumes of drug and implants will also be manufactured to support this acceleration and expansion of the company's clinical trial strategy.

Dr Millen said that 2003 was a "very pleasing year", highlighted by:

- Excellent progress on human trials with Melanotan at different sites throughout Australia;
- Securing important collaborations for additional drug delivery formulations;
- Securing a meeting with the US Food & Drug Administration for the purpose of obtaining approval to begin trials in the USA;
- An increase in the company's market capitalisation to over $70 million at the end of August.

"The successful capital raising underscores the excellent progress made during the year and is recognition from investors that our leading drug candidate, Melanotan, is advancing towards commercialisation," said Dr Millen. "The reality is that very few drugs in Australia have got to the stage of undertaking Phase II trials whereas our drug is just about to conclude its Phase II study."

Phase IIb "sunburn injury" trial

During the year EpiTan's Phase II clinical "sunburn" trial began at two sites – Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The trial involves eighty healthy volunteers being administered Melanotan and the key objective is to measure the effectiveness of the drug to increase skin melanin density and reduce sunburn injury which results in DNA and skin damage

In May 2003 the company announced that the first group of subjects had completed the three-month study and that the results were "excellent". EpiTan reported that it was "extremely encouraged by the progress reports and fully expects the results to show that sunburn damage is markedly reduced following Melanotan treatment". The last of the 80 volunteers are expected to complete their regime in mid September 2003 with preliminary results available in early November 2003.

Head of the trial, Professor Ross Barnetson from Royal Prince Alfred Hospital, said he was happy with the progress of the trial. "A number of the volunteers developed a tan as expected," he said. "Australia has the highest incidence of skin cancer in the world and it is a very expensive problem. I think Melanotan will cut down the incidence of skin cancer in the long term."

Sustained release implant formulation

In February 2003, EpiTan announced the successful development of a sustained-release formulation for Melanotan which the company considers a major improvement on the current daily injection being used in the Phase IIb "sunburn injury" trial. The new formulation was the product of a successful strategic collaborative agreement with Southern Research Institute (Alabama, USA) initiated in May 2002.

The new formulation is a small implant designed to be placed under the skin. It is made of the same material that has been used for many years in self-dissolving stitches and is therefore known to be safe and reliable. As the implant is totally biodegradable it does not have to be removed at the end of the treatment. The new formulation allows Melanotan to be released into the body over a period of time

In June 2003 EpiTan announced that it had obtained approval from the Queensland Institute of Medical Research (QIMR) to begin its first human implant trials (Phase I & II). These trials are scheduled to take six months to complete.

In the trials up to 24 healthy volunteers will receive only one injection of Melanotan contained in a long acting implant. This formulation is a much more commercially viable delivery mechanism. Similar implants, such as Zoladex□ (AstraZeneca) for the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

Collaborative agreements

In early June, EpiTan announced it had signed collaborative research agreements with Monash University, based in Melbourne, and the Institute of Medical and Veterinary Science, based in Adelaide. This followed the announcement in May of a collaborative arrangement with CollaGenex Pharmaceutical (USA) and Thomas Sköld (Sweden) to use their Restoraderm™ technology.

Collectively these agreements will spearhead the development of a topical formulation for Melanotan.

FDA meeting

EpiTan is meeting with the US Food & Drug Administration next month to obtain approval to begin trials in the USA, via an Investigational New Drug, with Melanotan implants.

Expansion of clinical trial strategy in 2004

During 2004 the company will expand its clinical trial strategy to include therapeutic indications such as polymorphous light eruption (PMLE) which is a significant UV-induced skin allergy in northern latitudes. It is estimated that between 10-20% of the population of North America, Britain and Scandinavia suffer from PMLE in spring and early summer. EpiTan is becoming increasingly confident from its studies that Melanotan can be used to address these sun-induced skin disorders.

A genotype study will also commence in Australia to identify the skin cancer risk among Caucasians and the company will begin planning for the final Phase III trials for Melanotan, which are expected to take place in the USA, Europe and Australia.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan, which, like sunlight, stimulates the production of melanin in the skin – "Melanogenesis", a unique biochemical process. A resulting natural tan develops without exposure to harmful levels of UV light.

Melanotan is in the concluding stages of Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light. The last of the 80 volunteers are expected to complete their participation in the trial in mid September 2003.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product. EpiTan has obtained approval from the Queensland Institute of Medical Research (QIMR) to begin its first human implant trial which is expected to begin in November 2003 and is scheduled to take six months to complete.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions (PMLE or sun poisoning) and solar urticaria. Clinical trials for PMLE are being planned for Europe in early 2004.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

APPENDIX 4E

Preliminary final report

Name of entity:	**EPITAN LIMITED**
ABN:	**88 089 644 119**
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2003**
Previous *corresponding period:*	FINANCIAL YEAR ENDED 30 JUNE 2002

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of EpiTan Limited for the year ended 30 June 2003 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to 2002 %**		**2003 $**
Revenues from ordinary activities	Down	47%	to	136,404
Loss from ordinary activities after tax attributable to members	Loss has increased	27%	to	(3,976,770)
Net Loss for the period attributable to members	Loss has increased	27%	to	(3,976,770)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current report period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the year ended 30 June 2003 after provision for income tax of nil was $3,976,770 ($2002: $3,141,224). This result has been achieved after fully expensing all clinical development and drug delivery research costs totalling $2,642,767. Income for the period totalled $136,404 representing interest income. The company has no borrowing and at 30 June 2003 cash reserves of $2,611,853.

COMMENTARY ON RESULTS

The loss of the Company for the year ended 30 June 2003 after provision for income tax of nil was $3,976,770 (2002 - $3,141,224). This result has been achieved after fully expensing all clinical development and drug delivery research costs totalling $2,642,767. Income for the period totalled $136,404 representing interest income. The company has no borrowing and at 30 June 2003 cash reserves of $2,611,853. Subsequent to year end:

(a) The sum of $1,527,341 was received in July from the exercise of 5,485,909 listed options which were the subject of an underwriting agreement in place as at 30 June 2003.

(b) A placement of 14,500,000 ordinary shares was successfully completed on 25 August 2003 to institutional and sophisticated investors pursuant to s.708 of The Corporations Act. Total proceeds amounted to $7,395,000 before expenses.

PRINCIPAL ACTIVITY

The principal activity of the consolidated entity during the financial year was to further develop, 'Melanotan', the company's leading drug candidate in the field of melanogenesis, a unique biochemical process whereby melanin is produced in the body.

REVIEW OF OPERATIONS

Financial

At the beginning of the year the company's cash resources were $4,414,100. During the year the company spent $3,412,046 including $2,642,767on clinical trials and drug formulation research and development, earned $136,404 in bank interest and received $140,428 in GST refunds. During the year a total of $1,316,380 was raised in fresh capital from both the Share Purchase Plan in March and the exercise of listed options in June. At the end of the financial year, the company's financial resources amounted to $2,611,853; this figure excludes cash of $1,527,341 received in the first week of July from options exercised under an underwriting arrangement in place as at 30 June 2003.

Clinical trials

The Phase II clinical "sunburn" trial got underway at two sites – Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The trial involves eighty healthy volunteers being administered Melanotan. The trial's key objective is to measure the effectiveness of the drug to increase skin melanin density and reduce sunburn injury which results in DNA and skin damage The subjects, of varying skin types, receive controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar to spending 30 – 120 minutes in strong sun without sunscreen. A skin biopsy is taken to measure the level of resulting sunburn

injury. The volunteers then receive a regime of Melanotan, the same UV radiation exposure, and another skin biopsy. In May 2003 the company announced that the first group of subjects had completed the three month study and that the results were "excellent". The last group of volunteers are now nearing the completion of their regime and preliminary results are expected in early October.

Drug delivery formulations

Two major developments in drug delivery formulations were made during the year. These new formulations both have potential to increase the commercialisation of Melanotan compared to the current daily injection.

In February 2003, EpiTan announced the successful development of a sustained-release formulation for Melanotan. The new formulation was the product of a successful strategic collaborative agreement with Southern Research Institute (Alabama, USA) initiated in May 2002.

The new formulation is a small implant designed to be placed under the skin. It is made of the same material that has been used for many years in "self-dissolving" stitches and is therefore known to be safe and reliable. As the implant is totally biodegradable it does not have to be removed at the end of the treatment.

The formulation is a major improvement on the daily injections being used in the current Phase IIb clinical trial. Melanotan will be released into the body over a period of time so that the subjects participating in the next clinical trial will need only one injection.

Similar implants, such as Zoladex□ (AstraZeneca) for the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

In May 2003, EpiTan announced the signing of a strategic collaborative agreement with CollaGenex Pharmaceuticals Inc. of Newtown, Pennsylvania, USA and Mr Thomas Sköld of Norrtälje, Sweden to develop a topical formulation. CollaGenex acquired the rights to the novel drug delivery system, known as Restoraderm™ technology, from Mr Thomas Sköld, the inventor of the technology, in 2002. EpiTan has sub-licensed this technology from CollaGenex.

This technology improves the feasibility of developing a topical formulation for Melanotan, as previous technology was unable to achieve this objective. It is envisaged a new formulation may enable Melanotan to be released directly into the skin to the melanin producing cells. This will build on the successful development of a single dose slow-release implant.

In addition, it is important that EpiTan continues to investigate the development of additional delivery mechanisms including lotions and patches. It is expected that Melanotan will be first launched onto the market with the implant. In due course, the successful development of a topical lotion will offer patients and doctors the choice of an alternative user-friendly and convenient delivery for Melanotan.

Outlook

The company will continue to build on its unique melanogenesis platform technology through its leading drug candidate Melanotan. In September, the Phase IIb clinical trials using the daily injection delivery mechanism will be completed. EpiTan is confident that this trial will confirm its earlier, interim progress report of increasing the skin's melanin density and reducing sunburn injury.

In November 2003, the company will begin trials using the newly developed sustained release formulation. These Phase I and II trials will be conducted at the

Queensland Institute of Medical Research (QIMR) and will involve up to 24 healthy human volunteers. Aside form the usual safety and toxicity data, the trials will confirm the optimal dose of drug to be placed in the long acting implant. This trial is scheduled to take six months.

The company is meeting with the US Food and Drug Administration (FDA) in early October 2003 for the purpose of obtaining approval to begin trials in the USA, via an IND, with Melanotan implants.

During 2004 the company expects to expand and accelerate the company's clinical trial programme for its leading drug candidate Melanotan. This includes the addition of studies in the USA and Europe in 2004 and a genotype study in Australia to identify the skin cancer risk among Caucasians. Additional volumes of drug and implants will also be manufactured to support this acceleration and expansion of the company's clinical trial strategy. The company is currently actively seeking a partnership with a larger pharmaceutical company to assist with Phase III trials and commercialisation.

Iain Kirkwood
Company Secretary
8 September 2003

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY
FINANCIAL REPORT
YEAR ENDED
30 JUNE 2003

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

INDEX

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CORPORATE GOVERNANCE STATEMENT

The Board has the responsibility for ensuring the Company is properly managed so as to protect and enhance shareholders' interests in a manner which is consistent with the Company's responsibility to meet its obligations to all parties with which the Company interacts. The following is a summary of the Company's Corporate Governance policies.

THE BOARD OF DIRECTORS

The Board is comprised of a majority of non-executive directors to ensure that the Board remains independent of day-to-day management.

The terms and conditions relating to the appointment and retirement of non-executive directors are determined on a case-by-case basis and in conformity with the requirements of the ASX Listing Rules and the Corporations Act 2001.

For the purposes of the proper performance of their duties, directors are entitled to seek independent professional advice at the Company's expense.

AUDIT COMMITTEE

The current Board comprises the members of the audit committee. Dr W.A. Millen is a non-voting member. The principal functions of the Audit Committee include reviewing and making recommendations to the Board regarding:

- assisting the Board in the discharge of its responsibilities in respect of the preparation of the Company's financial statements and the Company's internal controls;
- recommending to the Board nominees for appointment as external auditors;
- providing a line of communications between the Board and the external auditors; and
- examining the external auditors evaluation of internal controls and management's response.

Two meeting of the Audit Committee were held during the financial year.

William Buck was appointed company auditor on 28 November 2000. The Audit Committee is responsible for the terms of the appointment. The external auditor is invited to attend all Audit Committee meetings during the year. Although the appointment of the external auditor is reviewed regularly by the Audit Committee, it is anticipated that the audit engagement partner will be rotated every 5 years.

The auditors do not prepare the primary accounting records nor are they involved in Company decision making. The technical expertise of the auditors is called upon from time to time to assist the directors in discharging various statutory responsibilities. The following is a summary of fees paid to William Buck and related entities for non-audit services for the financial year ended 30 June 2003.

- Financial accounting assistance - $18,352
- Income tax and compliance services including preparation and lodgement of various statutory requirements - $4,220
- Indirect tax and R&D concession advice $7,070

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CORPORATE GOVERNANCE STATEMENT

REMUNERATION AND NOMINATION COMMITTEE

The Remuneration and Nomination Committee constitutes the full Board and is responsible for determining the appropriate level of remunerations for directors, executives and senior managers details of which are outlined in the Directors' Report. This committee is also responsible for the nomination of directors and reviewing the balance, nature and experience required of directors to properly fulfil its duties.

ADOPTION OF A CONTINUOUS DISCLOSURE PROTOCOL

The Company has adopted a continue disclosure protocol. The Chief Executive Officer has been appointed the Disclosure Officer and is required to collate and, where appropriate, disclose share price sensitive information.

IDENTIFICATION AND MANAGEMENT OF SIGNIFICANT BUSINESS RISK

The Company has prepared a detailed plan for the Melanotan project. The Board receives regular reports in order to monitor the progress of the Company's major project.

ETHICAL STANDARDS

The Company recognises the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity.

The Company intends to maintain a reputation for integrity. The Board has adopted a Code of Ethics which sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions.

A key element of that Code is the requirement that officers and employees act in accordance with the law and with the highest standards of propriety. The Code and its implementation are to be reviewed each year.

DETAILS OF OPTIONS TERMS AND CONDITIONS

Details of the Employee Option Plan are included at note 23(b) of the financial statements.

The company engaged Deloitte Touche Tohmatsu ("Deloitte") to prepare a report providing the fair market value of the options issued to Directors, Employees and Consultants.

For the purposes of Deloitte's opinion, fair market value is defined as the amount at which the options would change hands between a knowledgeable willing buyer and a knowledgeable willing seller, neither being under a compulsion to buy or sell. The value derived represents a theoretical value as there is not and is not likely to be a market for these options.

The valuation has been undertaken to ensure the company's compliance with the newly published ASIC "Guidelines to Valuing Options in Annual Directors' Reports" ("ASIC guidelines") and IASB Exposure Draft "ED2/ED108 Share-Based Payment" ("ED2/ED108"). The methodology utilised incorporates the necessary parameters as specified by the ASIC guidelines and ED2/ED108.

The staff eligible to participate in the scheme may exercise 33.3% of their options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. The conditions for exercise require the closing sales price of the Company's shares on the ASX to equal or exceed a specified price for a period of not less than 5 consecutive trading days. In addition, the staff must satisfy some performance benchmarks specifically related to their area of expertise. The exercise price is determined at the time of the employee joining the company and the term is 5 years.

One of the consultants eligible for the scheme may exercise 33.3% of his options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. Another consultant may exercise 25,000 options for each month of the service agreement completed. The consultants may only exercise their options when the closing sales price of the Company's shares on the ASX equals or exceeds a specified price for a period of not less than 5 consecutive trading days. The exercise price is determined at the time of appointment and the term is 5 years.

One of the directors eligible to participate in the scheme may exercise 33.3% of his options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. The other directors may exercise 33.3% of their options immediately after issue, a further 33.3% after 9 months and the remaining options after 21 months of issue. If a director ceases to be a director or attends less than 80% of Board meetings then a proportion of the options will lapse. The exercise price is $0.30 and the term is 3.5 or 2.75 years.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entity for the financial year ended 30 June 2003.

DIRECTORS

The names of directors in office at any time during or since the end of the year are:

Dr W.A. Millen
Dr H.P.K. Agersborg
Dr T.E. Winters
Dr A.J. Cooper (resigned 30 April 2003)
Mr S.R. McLiesh (appointed 12 September 2002)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITY

The principal activity of the consolidated entity during the financial year was to further develop, 'Melanotan', the company's leading drug candidate in the field of melanogenesis, the process whereby melanin is produced in the body.

OPERATING RESULTS

The consolidated loss of the consolidated entity after providing for income tax amounted to $3,976,770 (2002 - $3,141,224).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during the financial year.

REVIEW OF OPERATIONS

Highlights for the year

- Phase II clinical trials progressing extremely well and scheduled to be completed in September 2003;
- Successful development of a long acting implant and now ready to go into human clinical trials in November 2003;
- Secured the rights through a collaborative agreement signed with CollaGenex and Thomas Sköld to develop a topical formulation;
- Collaborative research agreement signed with Monash University (Meboume) and the Institute of Medical and Veterinary Science (IMVS) based in Adelaide to fast track development of the topical formulation;
- Additional $1.3 million capital raised from existing and new shareholders;
- Market capitalisation increased to $24.6 million (2002 – $9.5 million).

Financial

At the beginning of the year the consolidated entity's cash resources were $4,414,100. During the year the consolidated entity spent $3,412,046 including $2,642,767 on clinical trials and drug formulation research and development, earned $136,404 in bank interest and received $140,428 in GST refunds. During the year

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

a total of $1,316,380 was raised in fresh capital from both the Share Purchase Plan in March ($271,005) and the exercise of listed options in June ($926,946). At the end of the financial year, the consolidated entity's financial resources amounted to $2,611,853; this figure excludes cash of $1,527,341 received in the first week of July from options exercised under an underwriting arrangement in place as at 30 June 2003.

Clinical trials

The Phase II clinical "sunburn" trial got underway at two sites – Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The trial involves eighty healthy volunteers being administered Melanotan. The trial's key objective is to measure the effectiveness of the drug to increase skin melanin density and reduce sunburn injury which results in DNA and skin damage The subjects, of varying skin types, receive controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar to spending 30 – 120 minutes in strong sun without sunscreen. A skin biopsy is taken to measure the level of resulting sunburn injury. The volunteers then receive a regime of Melanotan, the same UV radiation exposure, and another skin biopsy. In May 2003 the company announced that the first group of subjects had completed the three month study and that the results were "excellent". The last group of volunteers are now nearing the completion of their regime and preliminary results are expected in early October.

Drug delivery formulations

Two major developments in drug delivery formulations were made during the year. These new formulations both have potential to increase the commercialisation of Melanotan compared to the current daily injection.

In February 2003, EpiTan announced the successful development of a sustained-release formulation for Melanotan. The new formulation was the product of a successful strategic collaborative agreement with Southern Research Institute (Alabama, USA) initiated in May 2002.

The new formulation is a small implant designed to be placed under the skin. It is made of the same material that has been used for many years in "self-dissolving" stitches and is therefore known to be safe and reliable. As the implant is totally biodegradable it does not have to be removed at the end of the treatment.

The formulation is a major improvement on the daily injections being used in the current Phase IIb clinical trial. Melanotan will be released into the body over a period of time so that the subjects participating in the next clinical trial will need only one injection.

Similar implants, such as Zoladex (AstraZeneca) for the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

In May 2003, EpiTan announced the signing of a strategic collaborative agreement with CollaGenex Pharmaceuticals Inc. of Newtown, Pennsylvania, USA and Mr Thomas Sköld of Norrtälje, Sweden to develop a topical formulation. CollaGenex acquired the rights to the novel drug delivery system, known as Restoraderm™ technology, from Mr Thomas Sköld, the inventor of the technology, in 2002. EpiTan has sub-licensed this technology from CollaGenex.

This technology improves the feasibility of developing a topical formulation for Melanotan, as previous technology was unable to achieve this objective. It is envisaged a new formulation may enable Melanotan to be released directly into the skin to the melanin producing cells. This will build on the successful development of a single dose slow-release implant.

In addition, it is important that EpiTan continues to investigate the development of additional delivery mechanisms including lotions and patches. It is expected that Melanotan will be first launched onto the market with the implant. In due course, the successful development of a topical lotion will offer patients and doctors the choice of an alternative user-friendly and convenient delivery for Melanotan.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

Outlook

The company will continue to build on its unique melanogenesis platform technology through its leading drug candidate Melanotan. In September, volunteers participating in the Phase IIb clinical trials using the daily injection delivery mechanism will complete the regime. EpiTan is confident that this trial will confirm its earlier, interim progress report of increasing the skin's melanin density and reducing sunburn injury. In November 2003, the company will begin trials using the newly developed sustained release formulation. These Phase I/II trials will be conducted at the Queensland Institute of Medical Research (QIMR) and will involve up to 24 healthy human volunteers. Aside form the usual safety and toxicity data, the trials will confirm the optimal dose of drug to be placed in the long acting implant. This trial is scheduled to take six months.

The company is meeting with the US Food and Drug Administration (FDA) in early October 2003 for the purpose of obtaining approval to begin trials in the USA, via an IND, with Melanotan implants.

During 2004 the company will begin planning for the final Phase III trials for Melanotan which are expected to take place in the US, Europe and Australia.

The company is currently actively seeking a partnership with a larger pharmaceutical company with the view to securing funding for the Phase III trials and commercialisation stages.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Directors are not aware of any significant events that may have occurred subsequent to balance date, except that:

i. a further 5,485,909 ordinary shares were issued in July 2003 as a result of the exercise of listed options which were the subject of an underwriting agreement in place as at 30 June 2003. Total cash received after 30 June as a result of this issue was $1,527,341.

ii. a placement of 14,500,000 ordinary shares was completed on 25 August 2003 to institutional and sophisticated investors pursuant to s.708 of the Corporations Act. Total proceeds amounted to $7,395,000 before expenses.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The directors anticipate that the company will continue its clinical trial and drug development program.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

INFORMATION ON DIRECTORS

Dr Wayne A. Millen
Chairman and Managing Director

Age: 62

Qualifications: BSc(Hons) PhD FRACI C CHEM FAusIMM AFAIM

Experience: Dr Millen is the founding Managing Director of EpiTan Limited.
He has a PhD in chemistry and biochemistry from the University of Western Australia and is a Chartered Chemist with extensive experience over 30 years operating his own commercial enterprises.

Dr Millen has extensive experience in venture and development capital investment with an emphasis on companies involved in technological innovation and has been the lead investor and strategist in several private and public companies.

He has considerable experience in establishing and managing start-up enterprises and brings to the company operational skills embracing corporate, technological and marketing disciplines.

Interest in shares and options: 19,656,144 ordinary shares.

Dr Helmer P.K. Agersborg
Non-executive Deputy Chairman

Age: 74

Qualifications: BSc PhD

Experience: Dr Agersborg is Chairman and President of MelanoTan Corp, President of Afferon Corp and director of Virxsys Corporation, all pharmaceutical companies. He has been President of Wyeth-Ayerst Research.

During his distinguished forty years in the pharmaceutical industry, more than 50 new drug applications were approved in the United States, countless marketing applications were approved outside the United States and innumerable IND's were accepted around the world by companies under his direction.

Dr Agersborg contributes broad international pharmaceutical development experience at the highest level to the company.

Interest in shares and options: 750,000 options to acquire ordinary shares.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

INFORMATION ON DIRECTORS (Cont'd)

Dr Terry E. Winters
Non-Executive Director

Age: 61

Qualifications: BSc PhD

Experience: Dr Winters is a director of four private US based companies and a Special Limited Partner of Valley Ventures, a $50 million venture capital fund based in Scottsdale, Arizona.

In 1983, he co-founded, and is a General Partner of, Columbine Venture Fund which has invested over $125 million in life science and technology companies in the western USA.

From the Columbine investments, successful companies have been Orthologic Corp, CollaGenex Pharmaceuticals, Nanophase Technologies, Curis, Neogen (all NASDAQ quoted) and Microgenics.

Interest in shares and options: 15,315,415 ordinary shares and 750,000 options to acquire ordinary shares.

Mr Stanley Roy McLiesh
Non-Executive Director

Age: 66

Qualifications: BEd

Mr McLiesh has extensive experience in commercialising pharmaceutical products internationally. Formerly General Manager, Pharmaceuticals at CSL Limited, he was closely involved in the transition of CSL from government ownership to corporatisation to a highly successful listed company.

While at CSL, Mr McLiesh brokered numerous in-licensing arrangement with international companies which enabled CSL to expand into new markets profitably. Mr McLiesh has considerable experience in the international pharmaceutical industry.

Interest in shares and options: 750,000 options to acquire ordinary shares.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The emoluments of each director are as follows:

	Salary	Directors' Fees	Superannuation Contributions	Allowances	Options	Total
	$	$	$	$	$	$
Dr W.A. Millen	205,800	-	19,200	12,631	-	237,631
Dr H.P.K Agersborg	-	30,000	-	-	26,890	56,890
Dr T.E. Winters	-	30,000	-	-	26,890	56,890
Mr S.R. McLiesh	-	21,951	2,097	-	26,814	50,862
Mr A.J. Cooper	-	22,861	2,139	-	24,371	49,371

At the date of this financial report, there are no executive officers that are not directors of the company.

MEETING OF DIRECTORS

During the financial year, 9 meetings of directors were held. Attendances were:

Directors	Directors' Meetings No. eligible to attend	No. attended
Dr W.A. Millen	9	9
Dr H.P.K Agersborg	9	9
Dr T.E Winters	9	9
Dr A.J Cooper	8	8
Mr S.R. McLiesh	7	7

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICER

During or since the end of the financial year the company has given an indemnity or entered an agreement to indemnify, or paid or agreed to pay insurance premiums as follows.

The company has paid premiums to insure each of the directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising of their conducts while acting in the capacity of director of the company, other than conduct involving wilful breach of duty in relation to the company. The amount of the premium was $72,150.

EMPLOYEES

The consolidated entity employed 6 employees as at 30 June 2003 (2002: 5 employees).

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT (CONTINUED)

SHARE OPTIONS

At the date of this report, unissued ordinary shares of the company under option are:

Expiry Date	Exercise Price	Number of Options
30 September 2004	$0.30 / share	1,935,937
30 September 2005	$0.30 / share	428,958
31 March 2006	$0.30 / share	750,000
3 April 2006	$0.10 / share	1,250,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	300,000
2 February 2008	$0.16 / share	750,000
13 June 2008	$0.29 / share	500,000

During the year 3,089,825 shares were issued as a result of the exercise of the company's listed options ("EPTO"). A further 5,485,909 shares were issued after 30 June 2003 as a result of the exercise of listed option which were the subject of an underwriting arrangement.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors:

S.R. MCLIESH
DIRECTOR

W.A. MILLEN
DIRECTOR

Dated this 8th day of September, 2003.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2003

		Consolidated		EpiTan Limited	
	Note	2003 $	2002 $	2003 $	2002 $
Revenues from ordinary activities	2	136,404	257,507	136,404	257,507
Total expenses from ordinary activities	2	(4,113,174)	(3,398,731)	(4,113,174)	(4,269,171)
Profit(loss) from ordinary activities before related income tax expense		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Income tax expense (benefit) relating to ordinary activities	3	-	-	-	-
Profit(loss) from ordinary activities after related income tax expense		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Net profit(loss)		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Net profit(loss) attributable to members of EpiTan Limited		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Total changes in equity other than those resulting from transactions with owners as owners		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Basic earnings per share - cents per share	15	(4.6)	(3.6)		

The accompanying notes form part of these financial statements.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2003

		Consolidated		EpiTan Limited	
	Note	2003 $	2002 $	2003 $	2002 $
CURRENT ASSETS					
Cash assets	16(a)	2,611,853	4,414,100	2,611,859	4,414,092
Receivables	4	30,832	29,602	30,832	29,602
Other	5	105,643	39,391	105,643	39,391
TOTAL CURRENT ASSETS		2,748,328	4,483,093	2,748,334	4,483,085
NON CURRENT ASSETS					
Receivables	4	-	-	5,110,098	5,857,410
Property, plant and equipment	6	147,176	141,535	147,176	141,535
Intangible assets	7	5,170,662	5,895,734	60,560	38,334
Other financial assets	8	-	-	169	169
TOTAL NON CURRENT ASSETS		5,317,838	6,037,269	5,318,003	6,037,448
TOTAL ASSETS		8,066,166	10,520,362	8,066,337	10,520,533
CURRENT LIABILITIES					
Payables	10	465,826	156,874	465,826	156,874
Provisions	11	69,625	53,954	69,625	53,954
TOTAL CURRENT LIABILITIES		535,451	210,828	535,451	210,828
TOTAL LIABILITIES		535,451	210,828	535,451	210,828
NET ASSETS		7,530,715	10,309,534	7,530,886	10,309,705
EQUITY					
Contributed equity	12	16,580,441	15,382,490	16,580,441	15,382,490
Accumulated losses	13	(9,049,726)	(5,072,956)	(9,049,555)	(5,072,785)
TOTAL EQUITY		7,530,715	10,309,534	7,530,886	10,309,705

The accompanying notes form part of these financial statements.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Refund from ATO		140,428	106,207	140,428	106,207
Payments to suppliers and employees		(3,334,729)	(2,856,716)	(3,248,946)	(2,807,831)
Interest received		152,992	260,346	152,992	260,346
Net cash provided by (used in) operating activities	16(b)	(3,041,309)	(2,490,163)	(2,955,526)	(2,441,278)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(48,727)	(63,551)	(48,727)	(63,551)
Loans to related parties		-	-	(85,769)	(48,824)
Payments for trademarks		(17,012)	(9,468)	(17,012)	(9,468)
Payments for patents		(9,087)	(3,268)	(9,087)	(3,268)
Net cash provided by (used in) investing activities		(74,826)	(76,287)	(160,595)	(125,111)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		1,197,950	-	1,197,950	-
Proceeds from ordinary shares not yet issued		118,429	-	118,429	-
Payment of share issue costs		(2,491)	-	(2,491)	-
Net cash provided by (used in) financing activities		1,313,888	-	1,313,888	-
Net increase/(decrease) in cash held		(1,802,247)	(2,566,450)	(1,802,233)	(2,566,389)
Cash at beginning of the year		4,414,100	6,980,550	4,414,092	6,980,481
Cash at end of the year	16(a)	2,611,853	4,414,100	2,611,859	4,414,092

The accompanying notes form part of these financial statements.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accountancy Standards Board and the Corporations Act 2001. The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the economic entity in the preparation of the financial report.

(a) *Principles of Consolidation*

The consolidated accounts comprise the accounts of EpiTan Limited and its controlled entity. A controlled entity is any entity controlled by EpiTan Limited. Control exists where EpiTan Limited has the capacity to dominate the decision-making in relation to the financial and operating activities of another entity so that the other entity operates with EpiTan Limited to achieve the objectives of EpiTan Limited. A list of controlled entities is contained in Note 9 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

(b) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the company will derive sufficient future assessable income and comply with the conditions of deductibility imposed by the law.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets' employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over the assets' useful lives to the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Office equipment	20 – 40%
Furniture and fittings	20%

(e) Investments

Non-current investments are brought to account at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(f) Research and Development Expenditure

Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs. No research and development costs have been deferred during this financial year.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(g) Intellectual Property

(i) Sub-licence

The sub-licence to develop and commercialise Melanotan has been recorded at cost. Cost is based on the fair value of the consideration given in exchange for the assets.

The consideration given for the acquisition of the sub-licence was the issue of 11,167,000 ordinary shares and attaching options in the company. Hence the cost of the sub-licence has been determined by assessing the fair value of net assets of the economic entity immediately after the sub-licence was acquired. For the purpose of valuing the assets of the company, an independent valuation of the sub-licence was performed. The valuation was based on discounted future cash flows expected to flow from the right to the sub-licence. The valuation was adjusted for the probability of success.

The directors have determined that it is appropriate to record the sub-licence at cost rather than revalued to market value at this time.

(ii) Amortisation of Sub-licence

The sub-licence to develop and commercialise Melanotan is amortised on a straight-line basis over 10 years. The directors have assessed this to be the period over which the future economic benefits of the sub-licence are expected to be realised. The period approximates the remaining life and likely extensions of the patents subject to the sub-licence.

(iii) Amortisation of Trademarks

Trademarks are amortised on a straight line basis over their expected useful lives.

(h) Payables

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the economic entity.

(i) Employee Benefits

Provision is made for the economic entity's liability for employee benefits arising from services rendered by employees to balance date. Liabilities arising in respect of salaries and wages, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amount based on remuration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value future cash outflow to be made.

Employee benefits expenses and revenues arising in respect of the following categories; wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits are charged against profits on a net basis in their respective categories.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(i) Employee Benefits (con't)

The value of the employee option scheme described in note 23 is not being charged as an employee benefit expense.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(j) Directors' Remuneration

Directors' remuneration includes all remuneration in connection with the management of the company and means any money, consideration or benefit. Remuneration includes the value of share options granted. Options over shares have been valued at grant date using an option pricing model in accordance with current ASIC guidance, Australian Exposure Draft ED 108 and International Exposure Draft ED 2. The value of options issued to directors has been included in the determination of directors' remuneration during the period from grant date to vesting date. In accordance with Australian Accounting Standards, share options have not been expensed.

(k) Revenue

Interest revenue is recognised on a proportional basis.

(l) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the shares proceeds received.

(m) Earnings Pe r Share

(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(n) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense receivables and payables in the statement of financial position are shown inclusive of GST.

(o) Leases

Leases payments for operating leases, where substantially all the risks and benefits remain with the lessors, are charged as expenses in the periods in which they are incurred.

(p) Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	EpiTan Limited 2003 $	EpiTan Limited 2002 $
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES					
(a) Revenues from ordinary activities					
Interest revenue – other persons		136,404	257,507	136,404	257,507
Total revenues		136,404	257,507	136,404	257,507
(b) Expenses from ordinary activities					
Clinical development costs		1,693,328	1,871,867	946,030	1,124,569
Drug delivery research costs		949,439	372,758	949,439	372,758
Occupancy costs		75,080	81,252	75,080	81,252
Marketing costs		118,275	108,437	118,275	108,437
Finance & administration costs		1,277,052	964,417	2,024,350	2,582,155
Total expenses from ordinary activities		4,113,174	3,398,731	4,113,174	4,269,171
(c) Profit/(loss) from ordinary activities before income tax has been determined after:					
Depreciation		43,086	38,405	43,086	38,405
Amortisation of sub-licence		747,298	747,299	-	-
Amortisation of trademarks		3,873	319	3,873	319
Research & development costs		1,895,496	1,497,326	1,895,496	1,497,326
Doubtful debts – wholly owned subsidiary		-	-	833,082	1,666,625
Operating lease expense – minimum lease payments		83,964	78,205	83,964	78,205

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
3. INCOME TAX EXPENSE					
(a) The prima facie tax on profit(loss) from ordinary activities before income tax is reconciled to the income tax expense(benefit) as follows:					
Prima facie tax payable on profit(loss) from ordinary activities before income tax at 30%		(1,193,031)	(942,367)	(1,193,031)	(1,203,499)
Add:					
Tax effect of permanent differences					
- non deductible amortisation		1,162	96	1,162	96
- other non allowable items		-	1,455	-	1,455
Write off FITB due to lack of virtual certainty		1,191,869	940,816	1,191,869	1,201,948
		-	-	-	-
(b) Future income tax benefits arising from unconfirmed tax losses and net timing differences not brought to account at balance date as realisation of the benefit is not regarded as virtually certain. The benefits will only be obtained if the conditions set out in note 1(b) occur:					
Tax losses		2,086,038	1,411,312	1,928,464	1,000,694
Net timing differences		618,975	104,652	776,620	512,450
		2,705,013	1,515,964	2,705,104	1,513,144

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	EpiTan Limited 2003 $	EpiTan Limited 2002 $
4. RECEIVABLES					
Current					
Sundry debtors		30,832	13,014	30,832	13,014
Accrued income		-	16,588	-	16,588
		30,832	29,602	30,832	29,602
Non-Current					
Receivable from wholly owned entity	20	-	-	7,609,805	7,524,035
Provision for non-recovery		-	-	(2,499,707)	(1,666,625)
		-	-	5,110,098	5,857,410
5. OTHER ASSETS					
Current					
Prepayments		105,643	39,391	105,643	39,391
6. PROPERTY, PLANT AND EQUIPMENT					
Office equipment					
At cost		192,483	157,376	192,483	157,376
Less: Accumulated depreciation		(95,163)	(62,301)	(95,163)	(62,301)
		97,320	95,075	97,320	95,075
Furniture and fittings					
At cost		77,358	63,738	77,358	63,738
Less: Accumulated depreciation		(27,502)	(17,278)	(27,502)	(17,278)
		49,856	46,460	49,856	46,460
Total property, plant and equipment		147,176	141,535	147,176	141,535

Movements in Carrying Amounts
Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the financial year

	Office Equipment $	Furniture and Fittings $	Total $
Consolidated & EpiTan Limited - 2003			
Carrying amount at the beginning of year	95,075	46,460	141,535
Additions	35,107	13,620	48,727
Depreciation expense	(32,862)	(10,224)	(43,086)
Carrying amount at the end of year	97,320	49,856	147,176

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
7. INTANGIBLE ASSETS					
Sub-licence to develop and commercialise Melanotan – at cost		7,472,983	7,472,983	-	-
Less: Accumulated amortisation		(2,362,881)	(1,615,583)	-	-
		5,110,102	5,857,400		-
Trademarks		47,567	30,555	47,567	30,555
Less: Accumulated amortisation		(4,192)	(319)	(4,192)	(319)
		43,375	30,236	43,375	30,236
Patents		17,185	8,098	17,185	8,098
		5,170,662	5,895,734	60,560	38,334
8. OTHER FINANCIAL ASSETS					
Non-Current					
Investments at cost comprise:					
Shares in unlisted controlled entity	9	-	-	169	169

9. INTERESTS IN SUBSIDIARIES

Melanotan (Australia) Pty Ltd
Incorporated in Australia.
Percentage of equity interest held by the consolidated entity: 100% (2002: 100%)

	Consolidated 2003 $	Consolidated 2002 $	EpiTan Limited 2003 $	EpiTan Limited 2002 $
10. PAYABLES				
Current				
Trade creditors	235,929	69,458	235,929	69,458
Sundry creditors and accrued expenses	111,468	87,416	111,468	87,416
Ordinary shares yet to be issued	118,429	-	118,429	-
	465,826	156,874	465,826	156,874
(a) Aggregate amounts payable to:				
- directors and director-related entities	47,401	55,554	47,401	55,554
(b) Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:				
- Swedish krone	14,423	-	14,423	-
- US dollars	96,991	11,046	96,991	11,046

(c) Terms and conditions:
Trade and sundry creditors are non-interest bearing and normally settled on 30 day terms.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
11. PROVISIONS					
Current					
Employee benefits		69,625	53,954	69,625	53,954
12. CONTRIBUTED EQUITY					
(a) Issued and paid up capital fully paid ordinary shares		16,580,441	15,382,490	16,580,441	15,382,490

	2003		2002	
(b) Movements in shares on issue	No.	$	No.	$
At the beginning of the financial year	86,414,254	15,382,490	86,414,254	15,382,490
Issued during the year				
- share purchase plan	1,935,753	271,005	-	-
- options exercise	3,089,825	926,946	-	-
Less: transaction costs	-	-	-	-
	91,439,832	16,580,441	86,414,254	15,382,490

(c) Share Options

As at 30 June 2003 the following share options existed which if exercised, would result in the issue of fully paid ordinary shares.

Expiry Date	Exercise Price	Number of Options
30 September 2004	$0.30 / share	1,935,937
30 September 2005	$0.30 / share	428,958
31 March 2006	$0.30 / share	750,000
3 April 2006	$0.10 / share	1,250,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	300,000
2 February 2008	$0.16 / share	750,000
13 June 2008	$0.29 / share	500,000

During the year the following share options were issued which if exercised, would result in the issue of fully paid ordinary shares.

Expiry Date	Exercise Price	Number of Options
31 March 2006	$0.30 / share	750,000
30 May 2007	$0.12 / share	150,000
2 February 2008	$0.16 / share	750,000
13 June 2008	$0.29 / share	500,000

(d) Terms and conditions of contributed equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

A further 5,485,909 ordinary shares were issued in July 2003 as a result of the exercise of listed options which were the subject of an underwriting agreement in place as at 30 June 2003. Total cash received after 30 June as a result of this issue was $1,527,341.

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
13. ACCUMULATED LOSSES					
Accumulated losses at the beginning of the year		(5,072,956)	(1,931,732)	(5,072,785)	(1,061,121)
Net loss attributable to the members of EpiTan Limited		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Accumulated losses at the end of the financial year		(9,049,726)	(5,072,956)	(9,049,555)	(5,072,785)
14. LEASE COMMITMENTS					
Operating lease commitments					
Non-cancellable operating leases Contracted for but not capitalised in the accounts:					
Payable					
- not later than 1 year		90,354	48,951	90,354	48,951
- later than 1 year but not later than 5 years		150,590	-	150,590	-
		240,944	48,951	240,944	48,951

15. EARNINGS PER SHARE (EPS)

	Consolidated	
	2003	2002
(a) Basic earnings per share – cents per share	(4.6)	(3.6)
(b) The Weighted Average Number of Ordinary Shares (WANOS) used in the calculation of Basic Earnings Per Share	86,923,303	86,414,254
(c) The numerator used in the calculation of Basic Earnings Per Share.	(3,976,770)	(3,141,224)

(d) Since 30 June 2003 a further 5,485,909 ordinary shares were issued in July 2003 as a result of the exercise of listed options which were the subject of an underwriting agreement in place as at 30 June 2003.

(e) Potential Ordinary Shares not considered Dilutive
As at 30 June 2003 the company had on issue 6,714,895 options over unissued capital. The details of which are included in Notes 12(c) and 23(b). These options are not considered dilutive as they do not increase the net loss per share.

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
16. CASH FLOW INFORMATION					
(a) Reconciliation of Cash					
For the purposes of the Statement of Cash Flows, cash includes cash on hand and with banks.					
Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:					
Cash on hand		31	250	31	250
Cash at bank		2,611,822	4,413,850	2,611,828	4,413,842
		2,611,853	4,414,100	2,611,859	4,414,092
(b) Reconciliation of cash flows from operating activities with operating profit(loss)					
Operating profit(loss) after income tax		(3,976,770)	(3,141,224)	(3,976,770)	(4,011,664)
Non cash flows in operating (loss):					
Depreciation expense		43,086	38,405	43,086	38,405
Amortisation expense		751,171	747,619	3,873	319
Doubtful debt expense		-	-	833,082	1,666,625
Changes in assets and liabilities:					
(Increase)/decrease in receivables		(1,230)	5,316	(1,230)	5,316
(Increase)/decrease in prepayments		(66,252)	(26,502)	(66,252)	(26,502)
Increase/(decrease) in payables		193,015	(140,112)	193,014	(140,112)
Increase/(decrease) in provisions		15,671	26,335	15,671	26,335
Net cash used in operating activities		(3,041,309)	(2,490,163)	(2,955,526)	(2,441,278)

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

	Note	Consolidated		EpiTan Limited	
		2003 $	2002 $	2003 $	2002 $
17. REMUNERATION OF DIRECTORS					
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities of which they are directors or any related party:		451,644	355,382		
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of EpiTan Limited, directly or indirectly, from the entity or any related party:				451,644	355,382
The number of directors of EpiTan Limited whose income (including superannuation contributions) falls within the following bands is:				No.	No.
$0 - $9,999				-	1
$10,000 - $19,999				-	1
$30,000 - $39,999				-	3
$40,000 - 49,999				1	-
$50,000 - $59,999				3	-
$230,000 - $239,999				1	-
$240,000 - $249,999				-	1
18. REMUNERATION OF EXECUTIVES					
All executives are directors of EpiTan Limited.					
19. AUDITORS' REMUNERATION					
Amounts received or due and receivable by William Buck for:					
- audit services		20,000	12,500	20,000	12,500
- other services		29,642	57,875	29,642	57,875
		49,642	70,375	49,642	70,375

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

20. RELATED PARTY DISCLOSURES

Directors
The directors of EpiTan Limited during the financial year were:

W. A. Millen
H. P. K. Agersborg
T. E. Winters
A.J. Cooper (resigned 30 April 2003)
S.R. McLiesh (appointed 12 September 2002)

Wholly-owned group transactions

Loans
The loan receivable by EpiTan Limited from Melanotan (Australia) Pty Ltd is non-interest bearing. Repayment of the loan will commence upon commercialisation of the company's drug candidate. A provision for non-recovery has been raised in the accounts of EpiTan Limited to the extent that a deficiency in net assets exists in Melanotan (Australia) Pty Ltd.

Equity instruments of directors

Interests at balance date
Interests in equity instruments of EpiTan Limited held by directors of the reporting entity and their director-related entities:

	Ordinary Shares Fully Paid		Options over Ordinary Shares	
	2003 Number	2002 Number	2003 Number	2002 Number
W. A. Millen	19,675,908	19,591,144	-	11,979,638
H.P.K. Agersborg	-	-	750,000	750,000
T. E. Winters	15,315,415	15,288,154	750,000	9,982,185
S.R. McLiesh	-	-	750,000	-
A.J. Cooper	-	-	428,958	750,000

On 30 June 2003, the entity's listed options to acquire ordinary shares lapsed. As a consequence, options held by Dr W.A. Millen and Dr T.E. Winters and their respective director related entities amounting to 12,061,246 and 9,624,911 respectively lapsed.

During the year Mr S.R. McLiesh was issued 750,000 non-tradeable options to acquire ordinary shares. Due to the resignation of Professor A.J. Cooper 321,042 options to acquire ordinary shares were forfeited.

All equity dealings with directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arm's length.

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

21. SEGMENT INFORMATION

The economic entity operates solely in the biotechnology industry. The economic entity operates predominantly in Australia.

22. FINANCIAL INSTRUMENTS

(a) Interest rate risk
The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

	Weighted Average Effective Interest Rate		Non-Interest Bearing		Balances Subject to a Floating Interest Rate		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
	%	%	$	$	$	$	$	$
(i) *Financial Assets*								
Cash at bank	4.1	4.5	31	250	2,611,822	4,413,850	2,611,853	4,414,100
Receivables	N/A	N/A	30,832	29,602	-	-	30,832	29,602
Total			**30,863**	**29,852**	**2,611,822**	**4,413,850**	**2,642,685**	**4,443,702**
(ii) *Financial Liabilities*								
Payables	N/A	N/A	465,826	156,874	-	-	465,826	151,322
Total			**465,826**	**156,874**	**-**	**-**	**465,826**	**151,322**

(b) Net fair values
All financial assets and liabilities have been recognised at the balance date at their net fair values.

(c) Credit risk exposures
The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position.

23. EMPLOYEE BENEFITS

	Consolidated		EpiTan Limited	
	2003	2002	2003	2002
	$	$	$	$
(a) The aggregate employee benefit liability is comprised of:				
- Provisions	69,625	53,954	69,625	53,954
- Accrued wages, salaries and on costs	78,168	61,583	78,168	61,583
	147,793	115,537	147,793	115,537

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2003

23. EMPLOYEE BENEFITS (CON'T)

(b) Employee Option Plan

An employee option plan has been established where directors, staff and consultants are issued with options over the ordinary shares of EpiTan Limited. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the directors of EpiTan Limited. The options are issued for a term of 5 years, however this does vary for the various plan participants. The options cannot be transferred and will not be quoted on the ASX. There are currently three directors, five staff and three consultants eligible for this scheme.

Information with respect to the number of options granted under the employee option scheme is as follows :

	2003		2002	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance at beginning of year	5,385,937	$0.20	1,250,000	$0.10
- granted	1,650,000	$0.22	4,450,000	$0.24
- forfeited	(321,042)	$0.30	(314,063)	$0.30
- exercised	-	-	-	-
Balance at end of year	6,714,895	$0.20	5,385,937	$0.20
Exercisable at end of year	3,200,277	$0.19	1,136,873	$0.21

The following table summarises information about options outstanding and exercisable at 30 June 2003.

		Number of options :	
Exercise price	Expiry date	Outstanding	Exercisable
$0.10	3 April 2006	1,250,000	1,250,000
$0.10	22 October 2006	1,300,000	466,666
$0.12	30 May 2007	300,000	50,000
$0.30	30 September 2004	1,935,937	1,290,625
$0.30	30 September 2005	428,958	142,986
$0.30	31 March 2006	750,000	-
$$0.16	2 February 2008	750,000	-
		6,714,895	3,200,277

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' DECLARATION

In the opinion of the directors:

1. the financial statements and notes, of the company and of the consolidated entity, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date;

   (b) complying with Accounting Standards and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

S.R. MCLIESH	W.A.MILLEN
DIRECTOR	DIRECTOR

Dated this 8th day of September, 2003.


William Buck
Business Consultants
Chartered Accountants

Independent audit report to members of EpiTan Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both EpiTan Limited (the company) and EpiTan Limited and controlled entities (the consolidated entity), for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included;

- Examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- Assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.


William Buck
Business Consultants
Chartered Accountants

Independence

In conducting our audit, we followed applicable independence requirements of Australian accounting ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of EpiTan Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) gives a true and fair view of EpiTan Limited's and the consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001;and

(b) other mandatory financial reporting requirements in Australia.

William Buck
Chartered Accountants

K W Glynn
Partner

Dated this 8th day of September, 2003.
Melbourne, Australia.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

ADDITONAL INFORMATION REQUIRED BY THE AUSTRALIAN STOCK EXCHANGE

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. The information is current at 29 August 2003.

1. Shareholding

(a) Distribution of Shareholders Number

Category (size of Holding)	Ordinary Shares
1 – 1,000	118
1,001 – 5,000	779
5,001 – 10,000	604
10,001 – 100,000	327
100,001 – and over	83
	2,411

(b) The number of shareholdings held in less than marketable parcels is 1 for ordinary shares.

(c) The names of the substantial shareholders listed in the holding company's register as at 30 June 2002 are:

Weighton Pty Ltd
MelanoTan Corporation USA
Chartport Financial Services Pty Ltd

(d) Voting Rights

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(e) 20 Largest Shareholders – Ordinary Shares

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	Weighton Pty Ltd	19,531,380	21.10
2.	MelanoTan Corporation USA	15,165,415	15.61
3.	Merrill Lynch (Australia) Nominees Pty Ltd	2,902,123	2.99
4.	Chartport Financial Services Pty Ltd	2,256,188	2.32
5.	Citicorp Nominees Pty Limited	1,886,002	1.94
6.	National Nominees Limited	1,841,252	1.89
7.	ANZ Nominees Limited	1,299,716	1.34
8.	Mr Stephen Charles O'Halloran	961,950	0.99
9.	Grunwald Design International Pty Ltd	854,332	0.88
10.	Westpac Custodian Nominees Limited	852,404	0.88
11.	JFR Investments Pty Ltd	713,228	0.73

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

ADDITONAL INFORMATION REQUIRED BY THE AUSTRALIAN STOCK EXCHANGE

(e) 20 Largest Shareholders – Ordinary Shares (Cont)

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
12.	Mr Cheng Han	531,690	0.55
13.	Mr Doug McLachlan & Mrs Wendy McLachlan	530,000	0.55
14.	Lippo Securities Nominees Ltd	465,000	0.48
15.	Seawise Nominees Pty Ltd	434,503	0.45
16.	Mr Michisuke Asami	425,000	0.44
17.	Dynamic Press Investments Pty Ltd	400,000	0.41
18.	Mr Alan Douglas Parker & Mrs Jannette Rachel Parker	400,000	0.41
19.	Edward St Consulting Pty Ltd	392,382	0.40
20.	Mr David John Lewis	347,198	0.36
		52,189,763	53.72

2. Company Secretary

The name of the company secretary is Mr Iain Kirkwood.

3. Registered Office

The address of the principal registered office in Australia is Level 10, 52 Collins Street, Melbourne, Victoria, 3000, Telephone (03) 9662 4688.

4. Register of Securities

Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne Vic 3000

5. Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited (ASX code: EPT).

6. Restricted Securities

Restricted securities on issue at 30 June 2003: Nil

epitan

An emerging biotechnology company

Company Presentation

8 September 2003

Contents

EpiTan's business

- Skin cancer is the No.1 cancer in the world today
- "Skin cancer has reached epidemic proportions in Australia" *(www.sunsmart.com.au)*
- "The incidence of & mortality of skin cancer have increased exponentially during the past several decades and every year the figure mounts" *(The Skin Cancer Foundation, USA. www.skincancer.org)*
- PLME ("Polymorphous Light Eruption" or sunburn poisoning) is a condition which affects 10-20% of people in the US, Scandinavia and Britain
- Vitiligo – this condition affects 1-2% of the US population
- EpiTan has the exclusive worldwide development and commercialisation rights to Melanotan and holds patents covering the action of Melanotan in the major jurisdictions
- Melanotan is a more potent synthetic copy of a naturally occurring hormone (α-MSH). It stimulates specialised skin cells to produce melanin through a unique biochemical process called "melanogenesis". Melanin has the potential to reduce skin damage (caused by the sun) by stimulating the body's own protective mechanism (it gives you a "tan")
- The (inverse) relationship between the incidence of skin cancer and pigmentation of the skin is well documented

Melanotan's markets

There are two potential markets open to EpiTan's product

1. Dermatology

- The global dermatology market is estimated at >$2.5 billion p/a.

  Made up of:

  - Skin cancer treatment costs - USA $1.1 billion; AUS $0.25 billion
  - UV-associated skin disorders and diseases - $1.0 billion
    e.g.
    - PMLE ("Polymorphous Light Eruption" or sunburn poisoning) is a condition which affects 10-20% of people in the US, Scandinavia and Britain
    - Vitiligo – this condition affects 1-2% of the US population
  - Sun protection product sales - USA $0.44 billion; AUS $0.02 billion

(all figures quoted are in USD)

Polymorphous Light Eruption

- Rash that occurs as a result of photosensitivity
- 2 – 5 mm pink or red raised spots
- Arms, chest & lower legs



Melanotan's markets (cont)

2. Fashion/cosmetic

- The global fashion market is estimated at >$5 billion p/a.

  For example:-

  - **USA** > 1 million Americans are visiting tanning salons every day and there were approx. 28 million visits to approx. 25,000 solariums in 2001, and over $100 million was spent on self-tanning products.
  - **UK** this market is flooded with > 20,000 places to tan
  - **Europe** Germany has > 25,000 tanning salons with annual sales of >$1.5 billion; In Italy there are approx. 4000 tanning salons

(all figures quoted are in USD)

EpiTan's achievements to date

- ✓ Phase I/IIa clinical trial successfully completed at Royal Adelaide Hospital in March 2002.
- ✓ Phase IIb “sunburn” trial will finish mid September 2003 with preliminary results due early November. The company fully expects results will show that sunburn damage is markedly reduced following Melanotan treatment.
- ✓ Sustained release formulation developed in collaboration with SRI (Alabama, USA). This (new) formulation in the form of a small implant is designed to be placed under the skin.
- ✓ Phase I/II (human) clinical trials will begin at Q-Pharm, Brisbane in November.
- ✓ Collaborative agreement with CollaGenex and Thomas Sköld to develop a topical formulation using Restoraderm™ technology.

Alternative delivery mechanisms for Melanotan


2002
2003
2004
2005
2006
2007
Aqueous injection
Will not progress into Phase III; however drug may be sold for severe/orphan indications
Slow release implant
Will accelerate Phase I&II trials so that implant can be used in Phase III (extensive) trials. Expect this delivery mechanism to be first available to market
Topical formulation (CollaGenex/Sköld)
"Patch" technology (Monash Univ)
Oral (Monash Univ)
Work has started on these alternative delivery mechanisms; likely to be available 2006/08

2003/04 programme

- ✓ Phase IIb clinical trials – volunteer participation finishes mid September 2003 with preliminary results available early November
- ✓ Phase I/II clinical trials of a new sustained release formulation (implant) of Melanotan will commence in November.
- ✓ Topical delivery (lotion – CollaGenex/Sköld) work underway
- ✓ Pre-IND meeting with FDA scheduled for 7 October 2003
- ✓ Successful placement of 14.5 million shares in August 2003 raised additional funds to:
    - ✓ expand clinical trials to include PMLE studies in Europe/US in March 2004
    - ✓ Accelerate genotype study to identify those (caucasians) with high risk of skin cancer
    - ✓ Additional drug and implant manufacture to support acceleration and expansion of programmes

Regulatory position

- Pre-IND dossier prepared for FDA – Kendle Associates (USA) contracted as CRO specialist
- Meeting with FDA on 7 October 2003
- Ethics Committee approval obtained for all trials
- TGA notified (Clinical Trial Notification – "CTN")
- EpiTan has considerable experience with regulatory affairs through both in-house expertise and consultants:-
    - In-house
        - Dr Agersborg - US Director, ex President Wyeth-Ayerst Research)
        - Dr Humphrey – ex Omnicare Clinical Research & BMS
    - Consultants
        - Dr Dorr – Co-inventor & Professor at Arizona Cancer Centre
        - Kendle Associates (USA)
        - Southern Cross (Australia)

Patent position (schematic)



<2003
2006
2008
2013
2023
>>
Melanotan market launch
Automatic 5 yr patent extension under Waxman-Hatch (USA)
Original Arizona patents + 5 yr automatic extension
3.5% royalty payable to Melanotan USA
Additional IP on action of Melanotan in tanning
New IP (belonging to EPT) for sustained release (Melanotan implant) and topical delivery formulations (Base royalty rates to collaborators)

Partnership position & timing

- EpiTan plans to partner the Melanotan project
- Inquiries have been received from several large pharmaceutical companies
- Completion of Phase IIb trial and IND submission (for FDA) will allow EpiTan to engage more positively in discussions towards a partnership deal
- These (partnering) arrangements may involve more than one party depending on regions and use of Melanotan (e.g. preventative/therapeutic/cosmetic)

Key investment considerations

- ✓ Innovative technology – "Melanotan is a clever drug" admits Cancer Council, NSW (Channel 7 News, 6 May '03)
- ✓ No other comparable drug known to be in clinical trials
- ✓ Granted world patents, licence and trademarks
- ✓ Phase I/IIa clinical trial successfully completed in March 2002
- ✓ Phase IIb clinical trial will be completed in Q3 this year
- ✓ Will partner with a "big pharma" to fund Phase III and take product to market; EpiTan will earn royalty stream
- ✓ Major international market US$7.5 billion+ per annum
- ✓ Experienced board and management team

Current capital structure

- Ordinary shares ("EPT") 111.7m
- Incentive options 6.7m
  million
- Market capitalisation (close 5/9/03) $71.5m
- Shareholders at Aug '03 2,411
- 2 largest (Dr Millen & Melanotan, USA) 36.7%
- Top 40 shareholders 58.7%

Board of Directors

- Chairman & CEO
  - Dr. Wayne Millen BSc(Hons) PhD FRACI C.CHEM AFAIM

    Chartered Chemist; extensive experience in venture and development capital investment particularly involved in technological innovation; lead investor and strategist
- Deputy Chairman
  - Dr. Helmer Agersborg BS PhD

    40 years in pharma industry; formerly President of Wyeth-Ayerst Research
- Non Executive Directors:-
  - Dr. Terry Winters BSc PhD

    Co-founder & General Partner of Columbine Venture Fund which has invested over $125m in life science & technology companies in USA
  - Stanley McLiesh BEd

    Former GM Pharmaceuticals at CSL; extensive experience in commercialising pharmaceutical products internationally

Note: Board intends to review composition following ASX Corporate Governance Council Best Practice recommendations issued 31 March 2003

Senior Management

- Dr. Stuart Humphrey BSc PhD (Manager – Clinical Development)
  - 33 years experience in research & pharmaceutical project development
  - Omnicare Clinical Research, Bristol-Myers Squibb
- Michael Kleinig BAppSc (Chem/Bio) (Manager – Pharmaceutical & New Business Development)
  - Formerly Senior Research Scientist at CSL
  - Over 15 years of scientific experience particularly in drug delivery systems. Extensive R&D project management
- Iain Kirkwood FCPA FFTP CA MAICD (Chief Administrative Officer)
  - Former Faulding CFO, over 25 years financial experience in UK, Aus and USA

Consultants

- Professor Robert Dorr BS MS PhD RPh (Technical Consultant)
  - Co-inventor of Melanotan technology; currently Professor of Pharmacology and Director of the Pharmacology Research Program at the Arizona Cancer Center, USA
- Professor Terry Dwyer AM MB BS MPH MD (Technical Consultant)
  - Director of the Menzies Centre for Population Health Research which co-ordinates research projects including those on cancer; pioneered method of measuring melanin density in the skin
- Thomas Laughlin BA MBA (In-Licensing Consultant)
  - Formerly with Pfizer, Proctor & Gamble, Pharmacia & Upjohn and Bayer

α-MSH vs Melanotan



α-MSH
Skin Type
Melanotan
No Melanin Production
Increased Melanin Production
MC1R
Fitzpatrick Type I
(always burns, never tans)
Fitzpatrick Type II
(usually burns, rarely tan)
Fitzpatrick Type III
(mild burns, average tan)
Fitzpatrick Type IV
(rarely burns, good tan)
Increased Melanin Production

About the Company

EpiTan Limited (ASX ticker: “EPT”) is an emerging biotechnology company with a pre eminent position on the prevention of DNA and skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin through a unique biochemical process called “melanogenesis”. A resulting natural tan develops without exposure to harmful levels of UV light.

Melanotan is in the concluding stages of Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to UV light. The last of 80 volunteers are expected to complete their participation in the trial in mid September 2003.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism and psoriasis and UV induced skin allergies such as polymorphous light eruption (“PMLE”) and solar urticaria. PMLE is a significant UV induced skin allergy in northern latitudes.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$2.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

epitan

Friday 29 August 2003

For release to the market

Information notification

ASIC CO 02/1180 - Category 1

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel 03 9662 4688
Mr Iain Kirkwood, Company Secretary, EpiTan Limited, Tel: 03 9662 4688
mail@epitan.com.au
www.epitan.com.au

Name of Issuer: EpiTan Ltd ACN 089 644 119

The Issuer named above notifies ASX that there is no information to be disclosed to ASX of the kind that would be required to be disclosed under subsection 713(5) of the *Corporations Act 2001* (Cth) if a prospectus were to be issued in reliance on section 713 of the *Corporations Act 2001* (Cth) in relation to an offer of the securities described below.

Details of the issue or offer of securities

Class of securities: Fully paid ordinary shares

ASX Code of the securities: EPT

Date of the issue or expected issue of the securities: 29 August 2003

Total number of securities issued or expected to be issued: 14,500,000

Signed for and on behalf of the Issuer:

Iain Kirkwood
Company Secretary
29 August 2003

-End-

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,500,000 ordinary shares New allotment
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 14,500,000 ordinary shares at 51 cents each that rank equally with existing ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	51 cents per ordinary share. Total $7,395,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share placement to fund ongoing project development and working capital purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 August 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	111,675,746 EPT	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,964,895	EpiTan Incentive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 29 August 2003

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 250,000 employee incentive options at 10 cents each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10 cents per employee incentive option. Total $25,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 250,000 employee incentive options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
97,175,746 EPT	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,964,895	EpiTan Incentive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 27 August 2003

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

epitan

Monday, 25 August 2003

Company Announcement

EpiTan raises $7.4 million through placement of shares

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced that it has successfully completed a placement of 14,500,000 shares to institutional and sophisticated investors pursuant to s.708 of the Corporations Act. The share placement, which was managed by Intersuisse Corporate, was placed at $0.51 per share raising total proceeds of $7,395,000.

The funds raised will be used to expand and accelerate the company's clinical trial programme for its leading drug candidate Melanotan. This includes the addition of studies in the USA and Europe in 2004 and a genotype study in Australia to identify the skin cancer risk among Caucasians. Additional volumes of drug and implants will also be manufactured to support this acceleration and expansion of the company's clinical trial strategy.

Dr Wayne Millen, EpiTan's Managing Director said, "We are delighted to have successfully completed this placement which increases our cash resources to over $10 million. The company is now in a financially secure position to move on rapidly with its clinical trial programme for our leading drug candidate, Melanotan. In addition, the company can now expand its clinical trial strategy to include therapeutic indications such as polymorphous light eruption ("PMLE") which is a significant UV induced skin allergy in northern latitudes. It is estimated that between 10-20% of the population of North America, Britain and Scandinavia suffer from PMLE in spring and early summer. We are becoming increasingly confident from our studies that Melanotan can be used to address these sun induced skin disorders."

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan, which, like sunlight, stimulates the production of melanin in the skin resulting in a natural tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to

demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product. EpiTan has obtained approval from the Queensland Institute of Medical Research (QIMR) to begin its first human implant trial which is expected to begin in November 2003 and is scheduled to take six months to complete.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions (PMLE or sun poisoning) and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

epitan

15 August 2003

Rick Iversen
Companies Advisor
Australian Stock Exchange
Level 3, 530 Collins Street,
Melbourne, Victoria 3000

Dear Mr Iversen,

Re: Price Query

I refer to your facsimile of 15 August and respond to your questions as follows:

ITEM 1:

No. There is no information concerning EpiTan Limited (**EpiTan**) that has not been announced which, if known, would explain the recent trading in EpiTan's shares.

The Directors of EpiTan believe that the recent trading in its shares is primarily due to the increased awareness in the market place of EpiTan and of the progress of the clinical trials of its primary drug candidate, Melanotan.

In that context, EpiTan draws the attention of the Exchange to its announcement on 5 May 2003 reporting progress on its Phase IIb drug study. EpiTan reported that it was "extremely encouraged by the progress reports and fully expects the results to show that sunburn damage is markedly reduced following Melanotan treatment".

EpiTan also confirmed in that announcement that the last of the eighty volunteers are expected to complete their regime on 11 September 2003. The preliminary results of the Phase IIb trial are expected in early October 2003.

EpiTan also announced on 16 June 2003 that it had obtained approval to begin its first human implant trial for Melanotan and that it planned to meet with the US Food and Drug Administration on 8 October 2003 for the purpose of obtaining approval to begin trials in the US, via an IND, with Melanotan implants.

ITEM 2: Not applicable.

ITEM 3: Subject to the statement in item 1 above and the comment below, EpiTan has no other explanation for the price change and increase in volume in the trading of its shares.

EpiTan is actively seeking a partnership with a larger pharmaceutical company to assist with the commercialisation of Melanotan. It is also seeking to accelerate and expand its clinical trial programme. These matters have previously been announced. EpiTan will need to raise

additional capital to fully fund those ongoing initiatives. It is intended that the road shows for the further capital raising will take place in the immediate future. While EpiTan does not regard its intended capital raising as in any way explaining the recent price change and increase in volume in the trading of its shares, EpiTan believes that it is important that investors are aware of its intentions in that regard.

ITEM 4: Yes. EpiTan has complied and will continue to comply fully with the Listing Rules and, in particular, Listing Rule 3.1. EpiTan and its directors are fully aware of their continuous disclosure obligations under the Listing Rules.

Yours sincerely

Iain Kirkwood
Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

Quarter ended ("current quarter")

30 June 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(134)	(422)
		(b) advertising and marketing	-	-
		(c) research and development	(448)	(1,749)
		(d) leased assets	-	-
		(e) other working capital	(203)	(1,062)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		23	153
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material) GST Refund		41	118
	Net operating cash flows		(721)	(2,962)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(721)**	**(2,962)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(90)	(108)
	(d) physical non-current assets	(17)	(48)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(107)	(156)
1.14	**Total operating and investing cash flows**	(828)	(3,118)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,046	1,317
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	1,046	1,317
	Net increase (decrease) in cash held	(218)	(1,801)
1.21	Cash at beginning of quarter/year to date	2,395	4,414
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,613	2,613

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	54
1.25	Aggregate amount of loans to the parties included in item 1.11 (see note 1)	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,135	487
4.2 Deposits at call	1,478	1,908
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	2,613	2,395

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 25 July 2003

(Company secretary)

Print name: Iain Kirkwood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,575,734 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 8,575,734 EPTO options at 30 cents each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	30 cents per EPTO option. Total $2,572,720.20
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 8,575,734 options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 July 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	96,925,746 EPT	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,714,895	EpiTan Incentive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 9 July 2003

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Millen
Date of last notice	4 July 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect - 19,656,144 Direct - 10,000
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Weighton Pty Ltd (trustee of Millen Family Trust)
Date of change	17 December 2003
No. of securities held prior to change	19,666,144
Class	Ordinary Shares Fully Paid ("EPT")
Number acquired	Nil
Number disposed	1,398,269
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$435,000
No. of securities held after change	18,267,875

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade - 250,000 Off market trade - 1,148,269

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry Winters
Date of last notice	4 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Melanotan Corporation USA (director)
Date of change	1 July 2003
No. of securities held prior to change	9,624,911
Class	Options (EPTO)
Number acquired	Nil
Number disposed	9,624,911 (lapse)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	Nil

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse on expiry of EPTO options at 5pm 30 June 2003

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.



Monday, 30 June 2003

Company Announcement

EpiTan announces underwriting agreement for options

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced that it has entered into an agreement with Intersuisse Corporate Pty Ltd ("Intersuisse") to underwrite the exercise of 8,333,334 options having a value of $2,500,000.20 plus any options which are duly exercised in accordance with the options exercise terms and accepted by the company after the 30 June 2003. Intersuisse will be paid an underwriting fee of $0.055 cents for each shortfall share subscribed pursuant to its underwriting agreement out of which it will pay fees to participating brokers, institutions and other parties.

Dr Wayne Millen, EpiTan's Managing Director said, "We are delighted to receive this support from option holders and institutional investors. The additional funds received from the option exercise increases our cash on hand to over $4 million. We will continue to press on with the final clinical trials required to progress our leading drug candidate, Melanotan towards commercialisation. In particular EpiTan will now fast track the clinical trials of its newly developed slow release implant and seek FDA approval paving the way for Phase III clinical trials in the USA."

The Underwriting Agreement has standard termination clauses. All shares issued pursuant to the underwriting will rank equally with existing ordinary shares on issue.

Intersuisse Corporate has also been appointed as corporate adviser to EpiTan and pursuant to this agreement will be paid a management fee of 2.5% of the underwritten amount which will be offset against the corporate advisory retainer paid to date.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan, which, like sunlight, stimulates the production of melanin in the skin resulting in a natural tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product. EpiTan has obtained approval from the Queensland Institute of Medical Research (QIMR) to begin its first human implant trial which is expected to begin in November 2003 and is scheduled to take six months to complete.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions (PMLE or sun poisoning) and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

epitan

Monday, 16 June 2003

Company Announcement

EpiTan announces human implant trials to begin

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced that it had obtained approval from the Queensland Institute of Medical Research (QIMR) to begin its first human implant trial for its leading drug candidate Melanotan®. This trial is scheduled to take six months to complete.

In this trial up to twenty four healthy volunteers will receive only one injection of Melanotan contained in a long acting implant. This formulation is a much more commercially viable delivery mechanism and is a major advancement on the daily injections currently being used in the company's Phase IIb clinical trial shortly to be *completed in September 2003. Similar implants, such as Zoladex□ (AstraZeneca) for* the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

Dr Wayne Millen, EpiTan's Managing Director, said, "We are delighted to receive this approval from QIMR's Human Research Ethics Committee to begin these important human trials. The fact that this type of sustained-release formulation has already been proven to work with Melanotan in our preclinical studies is of great assistance. The implant will now be used in the remaining clinical program and Melanotan is likely to be commercialised first in this formulation."

"EpiTan plans to meet with the US Food & Drug Administration later this year in order to obtain an IND approval for the Melanotan implant."

The company also announced that it had engaged Southern Research Institute, USA, (Southern Research) to manufacture the implants, which are expected to be available in November 2003.

Mr Michael Kleinig, EpiTan's Pharmaceutical Development Manager, said, "The implant, which was developed in collaboration with Southern Research, is designed to be placed under the skin, enabling a uniform delivery of Melanotan."

"The implant is made from the same material as is used in self-dissolving stitches and is therefore known to be safe and reliable. The implant is totally biodegradable and therefore does not have to be removed at the end of the treatment."

EpiTan has already announced that it is also working on a topical delivery form to provide consumers with a choice of how they can take Melanotan – as an implant or topical formulation.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan, which, like sunlight, stimulates the production of melanin in the skin resulting in a natural tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions (PMLE or sun poisoning) and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

ABOUT SOUTHERN RESEARCH: Southern Research Institute, an affiliate of the University of Alabama, at Birmingham, USA, was established in 1941 and has a long reputation for leadership and excelence in drug discovery and development of delivery formulations. Their drug-delivery programs range from feasibility studies, pre-formulation studies, pre-clinical development, scale up and clinical trial material production.

-End-

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice (Amended)

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EpiTan Limited
ABN 88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry Winters
Date of appointment	22 August 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
150,000 Ordinary shares 750,000 Directors' Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Melanotan Corporation USA (director)	15,165,415 Ordinary Shares 9,624,911 Options

Part 3 – Director's interests in contracts

Detail of contract	-Nil-
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

epitan

3 June, 2003

Rick Iversen
Companies Advisor
Australian Stock Exchange
Level 3, 530 Collins Street,
Melbourne, Vic 3000

Dear Mr Iversen,

Re: Letter to option holders

EpiTan sent out Option Expiry Notices on Friday 30 May 2003 to all option holders in accordance with ASX Listing Rules (Appendix 6A – 6.1). The Notices were accompanied with a letter from the company's Chairman, lodged online with ASX the same day.

It has come to our attention that the Chairman's letter lodged online with ASX was not the same version that was sent to option holders. The company advises that the differences between the two (versions) are not material.

The company is submitting herewith the (correct) letter that was sent out to option holders. It is included in this electronic file.

We apologise for any inconvenience caused.

Yours sincerely,

Iain Kirkwood
Company Secretary



30 May 2003

Dear Optionholder,

OPTIONS EXPIRING 30 JUNE 2003

Under ASX listing rules EpiTan Limited is required to advise you that the Options to subscribe for fully paid ordinary shares in the capital of EpiTan Limited, registered in your name, expire at 5.00pm (Melbourne time) on Monday 30 June 2003.

The Options, which are listed on the ASX under the code EPTO, can only be exercised by the payment of 30 cents for each Option exercised on or before 5.00pm (Melbourne time) on Monday 30 June 2003. You may elect to exercise all or only some of your Options. Alternatively, you may decide not to exercise any Options in which case you may ignore this letter and the Option Exercise Notice.

Further details on the exercise of the Options are contained in the accompanying Option Expiry Notice, including all information required by the ASX Listing Rules. Your Directors encourage you to read this document carefully.

Over recent weeks there has been a significant increase in the sale price of the Company's shares on ASX. On 28 May 2003, EpiTan shares were traded at 28 cents, which is only 2 cents below the exercise price of the Options. Your Directors attribute this improvement in the market price in large part to two important recent announcements concerning EpiTan's leading drug candidate, Melanotan®.

- 5 May 2003 - a progress report on the Phase IIb human "sunburn" trial.
- 20 May 2003 - the signing of a collaboration agreement to develop a topical (lotion) formulation for Melanotan.

These announcements and the Company's ability to build on the successful development earlier this year of the development of a single dose slow-release implant provide further evidence of the Company's ability to complete the development and commercialisation of this drug. Copies of the recent announcements and a short video animation of how Melanotan works can be viewed on the Company's website at www.epitan.com.au.

Options not exercised by 5.00pm (Melbourne time) on Monday 30 June 2003 will lapse. Your Directors believe it is most important that, before making any investment decision, you are aware of the latest developments concerning the drug Melanotan and the recent movement in the market price of the Company's shares on ASX. If you are in doubt about any matter set out in this letter or about making any further investment in EpiTan, I strongly urge you to seek independent professional financial, legal or taxation advice.

If you have any questions about your security holding, please contact our share registry, Computershare Investor Services Pty Limited, on 1300 850 505 or visit their website at www.computershare.com.

Yours sincerely

Dr Wayne Millen
Chairman and Managing Director
EpiTan Limited

EpiTan Limited
ABN 88 089 644 119

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

A

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)



I 1234567890 IND

Use a black pen. Print in CAPITAL letters inside the grey areas.



A B C



1 2 3

Option Expiry Notice

Options exercisable at A$0.30 per option expiring on 5pm Melbourne time on 30th June 2003

Dear Optionholder(s)

You are reminded that the Options to subscribe for Fully Paid Ordinary Shares in the capital of EpiTan Limited registered in your name expire on 30th June 2003. These Options are exercisable wholly or in part by the payment of A$0.30 for each option exercised. Payment has to be received at either of the addresses overleaf, by 5pm Melbourne time on 30th June 2003. For every one option exercised, the optionholder will be allotted One Fully Paid Ordinary Share in the capital of EpiTan Limited.

Options not exercised by 5pm Melbourne time on 30th June 2003 will lapse.

D

Optionholder Entitlement details

Subregister	Issuer
ASX Code	XXXXXX
Number of Options registered in your name	XXX,XXX,XXX
Amount payable on full exercise of Options at A$0.30 per Option	X,XXX,XXX.XX
Number of Fully Paid Ordinary Shares to be issued	XXX,XXX,XXX

To be completed by Optionholder

B **Number of Options to be exercised**

C **Amount enclosed at A$0.30 per Option**

A$.

I/We enclose my/our payment for the amount shown above being payment of A$0.30 per Option.

To the Directors
EpiTan Limited
I/We the abovenamed being the registered holder(s) of the options, hereby exercise my/our option for Fully Paid Ordinary Shares in EpiTan Limited and I/we request you allot such Fully Paid Ordinary Shares to me/us and I/we agree to be bound by the Constitution of the Company.

Cheque details - Make your cheque or bank draft payable to EpiTan Limited and crossed "Not Negotiable"

D

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$
				A$

Sign Here - This section must be signed for your instructions to be executed

E

Individual or Optionholder 1	Optionholder 2	Optionholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

The directors reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.
This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 850 505 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

See back of form for completion guidelines

EPT OEN

003621 V_006BLA

How to complete this form

Exercise of your Options in full or part

A Registration Name(s)

The Fully Paid Ordinary Shares will be registered in the name(s) printed on the form.

B Options Exercised

Enter the number of Options you wish to exercise.

C Exercise Monies

Enter the amount of exercise monies. To calculate the amount payable, multiply the number of Options exercised by the exercise price.

D Payment

Make your cheque or bank draft payable to EpiTan Limited in Australian currency and cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the cheque details in the boxes provided. The total amount must agree with the amount shown in box C.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Expiry Notice being rejected. Pin (do not staple) your cheque(s) to the Options Expiry Notice where indicated. Cash will not be accepted. Receipt for payment will not be forwarded.

E Signature(s)

You must sign the form as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

Deceased Estate: all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

003621 V_006848

This is an important document and requires your immediate attention. If you are in any doubt as to how to deal with it, please consult your Financial or other Professional Advisor.

Lodgement of Notice

Option Expiry Notices must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5pm Melbourne time on 30th June 2003.
Return the Option Expiry Notice with cheque(s) attached to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

OR

Computershare Investor Services Pty Limited
Level 12
565 Bourke Street
MELBOURNE VIC 3000

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

Recent Ordinary Fully Paid Share Prices on Australian Stock Exchange
Latest available market sale price of the Ordinary Fully Paid Share was 23.5 cents on 28 May 2003.
Highest sale price during the 3 months proceeding Ordinary Fully Paid Share was 28.0 cents on 28 May 2003.
Lowest sale price during the 3 months proceeding Ordinary Fully Paid Share was 11.5 cents on 30 April 2003.

Last trading day of Options on the Australian Stock Exchange will be on 23rd June 2003.

If you have any enquiries concerning your Option holding, please contact Computershare Investor Services Pty Limited on 1300 850 505.

OEN

EPT

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 52
Melbourne Victoria 8060
Australia

epitan

Tuesday, 3 June 2003

Company Announcement

EpiTan expands group collaboration on topical formulation of Melanotan®

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced it has signed collaborative research agreements with Monash University, based in Melbourne, Australia, and the Institute of Medical and Veterinary Science ("IMVS") based in Adelaide, Australia. This follows the recent announcement of a collaborative arrangement with CollaGenex Pharmaceutical (USA) and Thomas Sköld (Sweden) to use their Restoraderm□ technology.

Collectively these agreements will spearhead the development of a topical formulation for Melanotan.

Dr Wayne Millen, EpiTan's Managing Director, said, "EpiTan's commitment is to ensure that Melanotan's commercial potential is fully exploited as quickly as possible. EpiTan already enjoys highly productive relationships with Monash University and IMVS, and we continue to work closely with these institutions".

Mr Michael Kleinig, EpiTan's Pharmaceutical & Business Development Manager said, "This collaboration cements a world class team to work on a lotion for the delivery of Melanotan. We now have the inventor of the Restoraderm□ technology, Thomas Sköld, working with first class scientists and laboratory facilities to fast track a Melanotan topical formulation. Both Monash University and IMVS are well regarded as centres of excellence in their respective fields of research".

He added: "We believe that many people will be eager to use Melanotan in a topical form and this collaboration should speed up its development. We would like to provide consumers with a choice of how they can take Melanotan – as an implant or topical formulation."

The work on the development of a Melanotan lotion will be performed within the Department of Biochemistry and Molecular Biology at Monash University and the Veterinary Services Division of IMVS, headed by Dr Tim Kuchel.

The terms of the agreements provide EpiTan with all intellectual property and commercialisation rights.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan, which, like sunlight, stimulates the production of melanin in the skin resulting in a natural tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

epitan

30 May 2003

Dear Optionholder,

OPTIONS EXPIRING 30 JUNE 2003

Under ASX listing rules EpiTan Limited is obligated to remind you that the Options to subscribe for fully paid ordinary shares in the capital of EpiTan Limited, registered in your name, expire on Monday 30 June 2003.

These options, which are listed as EPTO, are exercisable wholly or in part by the payment of A$0.30 (30 cents) for each Option exercised. Further details are contained in the accompanying Option Expiry Notice, including all information required by the ASX listing rules. Your directors encourage you to read this document carefully.

The latest available market price of EpiTan shares (ASX ticker: EPT) was [25] cents on 27 May 2003, which is 5 cents below the option exercise price.

Over the past few weeks there has been a significant increase in the company's share price. Your directors attribute this improvement in large part to increasing investor awareness of the excellent progress the company has been making in the development of its leading drug candidate, Melanotan®. More specifically, the company made two important announcements during May:

- Monday 5 May - a progress report on the Phase IIb human "sunburn" trial;
- Tuesday 20 May - the signing of a collaboration agreement to develop a topical (lotion) formulation for Melanotan.

These announcements continue to build on the successful development of a single dose slow-release implant announced earlier this year, and further confirms our confidence in our ability to complete the development and commercialisation of this drug. These announcements, including a short video animation of how Melanotan works, can be viewed on the company's website at www.epitan.com.au.

In view of the current market price for EpiTan shares, your directors consider it important that you should be in possession of the appropriate Option Expiry Notice. If the share price continues to increase to equal or exceed 30 cents before 30 June 2003, you may elect to pay the exercise price to convert your EPTO options. However, if the market price for EpiTan shares remains below 30 cents on or before 30 June 2003,the directors recommend that you do not pay the exercise price.

Options not exercised by 5pm Melbourne time on Monday 30 June 2003 will lapse. It is important therefore that, before making any investment decision, you seek your own independent and professional financial, legal and taxation advice.

EpiTan Limited ABN 88 089 644 119 Level 10,52 Collins Street Melbourne VIC 3000 Tel 03 9662 4688 Fax 03 9662 4788 www.epitan.com.au

If you have any questions about your security holding, please contact our share registry, Computershare Registry Services, on 1300 850 505 or visit their website at www.computershare.com.

Yours sincerely

ector

EpiTan Limited



The Sample Company
ABN 00 000 000 000

Computershare

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Options exercisable at <A$xx.xx> expiring on <Time> <Time Zone> on <Date>

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20 May 2003

Company Announcement

EpiTan Signs Collaboration Agreement to Develop Topical Formulation for Melanotan®

For more information contact:
Dr Wayne Millen, CEO, EpiTan Limited, Tel: 03 9662 4688
Mr Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Mr Robert Ashley, Senior Vice President, CollaGenex, Tel: +1 215 579 7388
Mr Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX: EPT) today announced the signing of a strategic collaborative agreement with CollaGenex Pharmaceuticals Inc. of Newtown, Pennsylvania, USA and Mr Thomas Sköld of Norrtälje, Sweden to develop a topical formulation for its lead drug candidate, Melanotan®.

CollaGenex acquired the rights to the novel drug delivery system, known as Restoraderm™ technology, from Mr Thomas Sköld, the inventor of the technology, in 2002. EpiTan has sub-licensed this technology from CollaGenex.

This technology improves the feasibility of developing a topical formulation for Melanotan, as previous technology was unable to achieve this objective. It is envisaged a new formulation may enable Melanotan to be released directly into the skin and hence be delivered directly to the melanin producing cells.

Mr Michael Kleinig, EpiTan's Pharmaceutical & Business Development Manager, said, "Working with the inventor should enable us to fast track this development as all of the background knowledge and know how will be directly available to us."

Dr Wayne Millen, EpiTan's Managing Director, said, "This will build on the successful development of a single dose slow-release implant announced earlier this year. However, it is important that we continue to investigate the development of additional delivery mechanisms including lotions and patches. We expect Melanotan to be first launched onto the market with the implant. In due course, the successful development of a topical lotion will offer patients and doctors the choice of an alternative user-friendly and convenient delivery for Melanotan".

"This collaboration with CollaGenex and Thomas Sköld to develop a lotion follows the excellent progress of our current Phase IIb clinical trials reported recently."

Melanotan is undergoing Phase IIb human trials in both Sydney and Adelaide

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The

company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin resulting in a natural tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

ABOUT COLLAGENEX: CollaGenex Pharmaceuticals, Inc. (Nasdaq: CGPI) is a specialty pharmaceutical company currently focused on providing innovative medical therapies to the dental and dermatology markets.

To receive additional information on CollaGenex, please visit their website at www.collagenex.com which does not form part of this press release.

-End-

epitan

14 May 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Re: Directors Interests

Please find attached:

1. Three initial Director's Interests Notices - Appendix 3X
2. Two Final Director's Interest Notices – Appendix 3Z (one of which is an amendment)

Iain Kirkwood
Company Secretary

EpiTan Limited ABN 88 089 644 119 Level 10, 52 Collins Street Melbourne VIC 3000 Tel: 03 9662 4688 Fax: 03 9662 4788 www.epitan.com.au

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EpiTan Limited
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stanley McLiesh
Date of appointment	12 September 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed inthis part.

Number & class of securities
750,000 Director Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by th e responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil – Not Applicable

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EpiTan Limited
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Cooper
Date of appointment	21 March 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
750,000 Director Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil – not applicable

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EpiTan Limited
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helmer Agersborg
Date of appointment	25 May 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
750,000 Directors Options

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil – Not applicable

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EpiTan Limited
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Alan Cooper
Date of last notice	14 May 2003
Date that director ceased to be director	30 April 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
428,958 Director Options retained 321,042 Director Options automatically lapsed on resignation

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this in cludes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities Nil - Not applicable

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
No. and class of securities to which interest relates	Not Applicable

14 May 2003

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EpiTan Limited
ABN 88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Malcolm McComas
Date of last notice	28 June, 2002
Date that director ceased to be director	26 June, 2002

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
435,937 Director Options retained 314,063 Director Options automatically lapsed on resignation

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest **Note: Provide details of the circumstances giving rise to the relevant interest**	**Number & class of securities**
Movilli Pty Ltd (As Trustee for the McComas Family Trust)	1,033,423 Options

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	Not Applicable
Name of registered holder (if issued securities)	Not Applicable
No. and class of securities to which interest relates	Not Applicable

28 June 2002

epitan

Monday, 5 May, 2003

Company Announcement

Sunburn injury drug study
First subjects successfully complete trial

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Iain Kirkwood, Chief Administration Officer, Tel: 03 9662 4688
Richard Allen, Monsoon Communications. Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited ("EpiTan") (ASX:EPT) today announced that the first group of subjects in its Phase IIb human "sunburn" trial have now completed the three month study. The trial's key objective is the measurement of the effectiveness of EpiTan's natural tanning drug Melanotan® on increasing skin melanin density and reducing the sunburn injury which results in DNA and skin damage. The trial is being performed at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital where more than half the projected 80 volunteers have now been recruited. Trial completion is expected in August this year.

The volunteers, of varying skin types, receive controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar to spending 30 – 120 minutes in strong sun without sunscreen. A skin biopsy is taken to measure the level of resulting sunburn injury. The volunteers then receive a regime of Melanotan, the same UV radiation exposure, and another skin biopsy.

Professor Ross Barnetson, Head of Dermatology at the Royal Prince Alfred Hospital and principal investigator in this clinical trial, said, "It has been relatively easy to recruit the volunteers so far as quite a lot of people do want to tan. The great advantage of obtaining a tan with Melanotan is that people don't get the sun damage in getting it."

Dr Stuart Humphrey, Clinical Development Manager of EpiTan, said, "We have been extremely encouraged by progress reports and fully expect results to show that sunburn skin damage is markedly reduced following Melanotan treatment."

Dr Wayne Millen, EpiTan's Managing Director, said, "We are excited by this further confirmation of our confidence in Melanotan. We expect to satisfactorily conclude the Phase IIb study in August and are extremely well positioned to be able to move into Phase III clinical trials in 2004. We plan to conduct those trials in Australia and a number of other countries including the USA, Great Britain and in Europe, using a recently developed single dose slow-release implant."

Dr Millen added, "EpiTan is now in a very select group of biotechnology companies with an advanced drug candidate on the road to commercialisation."

ABOUT THE COMPANY: EpiTan Limited (ASX ticker: "EPT") is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centred on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan® which, like sunlight, stimulates the production of melanin in the skin resulting in a natural tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure to ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialised product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

Media Release

First Tanning Drug Trial Volunteer Reports "Excellent Results" on Sunburn Protection

Monday 5 May, 2003

A Sydney-based surf lifesaver who has completed his participation in the Phase II human trial into the sunburn-prevention aspects of the natural tanning drug Melanotan® at Sydney's Royal Prince Alfred Hospital has reported "excellent results".

Adrian (whose surname cannot be divulged due to the strict trial protocol), a competitive surf lifesaver, says he believes the drug has given him a tan and that he has ceased to burn when going out in the sun.

"Since taking Melanotan I have developed a very good tan and am not burning at all when I go out in the sun," he said. "I used to have quite pale skin, especially on my face and my upper chest but now have developed a healthy tan. It's been excellent."

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a normal tan. Importantly, it allows a tan to develop without exposure to harmful levels of ultraviolet radiation typically received from exposure in the sun or in a solarium. The drug is being developed by Melbourne-based biotechnology company EpiTan Limited and will probably be administered by implant when available commercially.

The trial, being held at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital, is to measure the effectiveness of Melanotan in reducing sunburn among a group of 80 healthy volunteers. The trial is now at the halfway stage and is scheduled for completion in August.

The volunteers, of varying skin types, receive controlled levels of UVA and UVB radiation onto a small area of skin resulting in a level of burning similar to spending 30 – 120 minutes in strong sun without sunscreen. A skin biopsy is taken to measure the level of resulting sunburn injury. The volunteers then receive a regime of Melanotan, the same UV radiation exposure, and another skin biopsy.

Head of the trial, Professor Ross Barnetson from Royal Prince Alfred Hospital, says he is happy with the progress of the trial. "A number of the volunteers have developed a tan as expected," he said.

Professor Barnetson says he believes Melanotan could contribute to the reduction of skin cancer in Australia. "Australia has the highest incidence of skin cancer in the world and it is a very expensive problem. I think Melanotan will cut down the incidence of skin cancer in the long term," he says. "People will always want a tan and the benefit of Melanotan is that they don't get the sun damage before they tan. Melanotan stimulates the melanocytes to produce melanin, so it's a natural function that is being accelerated by this process,

that's the great advantage of this. The only way to get a tan at present is to get the damage first. The market for this drug will certainly stretch beyond Australia to places like the United States and Europe."

Professor Alan Cooper, Head of the Department of Dermatology at Sydney's Royal North Shore Hospital, says: "If people have natural protection that reduces their likelihood of burning, then they will significantly reduce their likelihood of getting skin cancer. This is a tan that is good. Where you can get a tan without UV radiation, then that tan is a safe tan, and it can have protective benefits."

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688, mail@epitan.com.au
Richard Allen, Monsoon Communications, Tel: 03 9620 3333

www.epitan.com.au

---

epitan

Wednesday 30 April 2003

Company Announcement

EpiTan Board Announces Resignation of Director

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Iain Kirkwood, Company Secretary, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Directors of Melbourne-based biotechnology company EpiTan Limited (ASX: EPT) today announced with regret the resignation of Clinical Associate Professor Alan Cooper OAM as a director, effective immediately.

Professor Cooper takes up in May the prestigious position of President of the Australasian College of Dermatologists. In his new role corporate governance issues prevent Professor Cooper from retaining any positions where there may be a perception of a conflict of interest.

Dr Wayne Millen, Managing Director of EpiTan, said, "EpiTan has been fortunate to have had Professor Cooper on its board, and understands the corporate governance issues facing him in his new position. As a leading dermatologist, Professor Cooper has made a significant contribution in helping establish EpiTan with a pre-eminent position in the prevention of DNA and skin damage from ultra-violet (sun) damage. EpiTan's leading drug candidate Melanotan® is now well established in Phase IIb clinical trials. The board would like to express its thanks to Professor Cooper for his contribution and wishes him well."

EpiTan will appoint a replacement director with additional independent skills as soon as possible.

ABOUT THE COMPANY: EpiTan Limited (ASX: EPT) is an emerging biotechnology company with a pre-eminent position on the prevention of DNA & skin damage from ultra-violet (UV) radiation exposure. Based in Melbourne, Australia, EpiTan holds a unique technology platform centered on its leading drug candidate Melanotan®. The company has the exclusive worldwide rights to develop Melanotan which, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of UV light.

Melanotan is currently in Phase IIb clinical trials at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from harmful exposure is ultra-violet light.

EpiTan has now successfully developed a more user-friendly drug delivery formulation of Melanotan in the form of a slow release implant. This will be used in the remaining clinical programme and the commercialized product.

EpiTan is also investigating Melanotan as a therapeutic agent for other indications such as vitiligo, albinism, psoriasis and various recognised sun allergies such as polymorphous light eruptions and solar urticaria.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion. An even greater market (more than US$5 billion) exists for Melanotan as a new safe (sunless) tanning drug.

-End-

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN	Quarter ended ("current quarter")
88 089 644 119	31 March 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(172)	(288)
		(b) advertising and marketing	-	-
		(c) research and development	(493)	(1,301)
		(d) leased assets	-	-
		(e) other working capital	(152)	(782)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		12	130
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(805)	(2,241)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(805)**	**(2,241)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(14)	(18)
	(d) physical non-current assets	(4)	(31)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(18)	(49)
1.14	**Total operating and investing cash flows**	(823)	(2,290)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	271	271
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	271	271
	Net increase (decrease) in cash held		
1.21	Cash at beginning of quarter/year to date	2,947	4,414
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,395	2,395

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	54
1.25	Aggregate amount of loans to the parties included in item 1.11 (see note 1)	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	487	179
4.2 Deposits at call	1,908	2,768
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	2,395	2,947

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 17 April 2003

(Company secretary)

Print name: Iain Kirkwood

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.


RECEIVED
2004 MAY -7 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

epitan

31 March 2003

Dear Shareholder,

On behalf of the board, I would like to thank you for your support of the Share Purchase Plan in subscribing for additional shares in EpiTan Limited ("EpiTan").

EpiTan continues to make solid progress as it works through its clinical trial programme for its main drug candidate Melanotan. Our confidence is supported by the fact that we are one of the few bio-technology companies in Australia with a drug candidate in such a mature stage of development and having achieved important milestones. Two of these milestones have already been announced this year:

- Phase IIb clinical trials for Melanotan are now well underway at two sites – the Royal Prince Alfred Hospital in Sydney and the Royal Adelaide Hospital. Approximately half the scheduled number of healthy volunteers have been administered the drug and we will make every effort to provide progress reports as soon as possible and practicable.

- The slow release implant to deliver Melanotan has been developed and is shortly to go into production for use in clinical trials later this year. This is a much more user-friendly drug delivery formulation.

Enclosed with this letter you will find:

- your CHESS allotment confirmation notice of your additional shares; and
- an issuer sponsored holding statement showing your updated balance.

If you have any questions about your security holding, please contact our share registry, Computershare Registry Services, on 1300 850 505 or visit their website at www.computershare.com

We look forward to a long and rewarding association and, once again, we sincerely appreciate your support of EpiTan.

Yours sincerely

Dr Wayne Millen
Chairman and Managing Director
EpiTan Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,935,753 New Allotment
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares that rank equally with existing ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: □ the date from which they do □ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment □ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share purchase plan for project development purposes
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 March 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	88,350,012	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ☐ the date from which they do ☐ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ☐ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ☐ The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ☐ There is no reason why those +securities should not be granted +quotation.

- ☐ An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ☐ Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ☐ We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ☐ If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 31 March 2003

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 300,000 employee incentive options at 12 cents each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12 cents per employee incentive option. Total $36,000.00
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 300,000 employee incentive options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 March 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	112,117,302 EPT	ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,648,339	EpiTan Incentive Option Plan

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares ranking equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 17 March 2004

(~~Director~~/Company secretary)

Print name: I.M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.

epitan

14 March 2003

Company Announcement

Company Secretary appointment

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited announced the appointment of Mr Iain Kirkwood as Company Secretary replacing Mr David McBain who resigned today.

Mr Kirkwood was appointed EpiTan's Chief Administrative Officer on 3rd February 2003. He has had a successful career over more than 25 years in Australia, Britain and the USA, holding a range of senior financial positions with major public companies including Faulding Limited, Santos Limited and Pilkington plc. He is a Chartered Accountant, CPA, former President of the Finance and Treasury Association of Australia and a member of the Institute of Company Directors.

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan. Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet (UV) light.

Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and UV radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African-American population. Melanotan is a synthetic analogue of the body's own tanning hormone □-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

epitan ABN 88 089 644 119 Level 10, 52 Collins Street Melbourne 3000 Tel: +61 3 9662 4688 Fax: + 61 3 9662 4788 www.epitan.com.au

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

EpiTan Ltd

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
88 089 644 119	✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

$A'000

Revenues from ordinary activities *(item 1.1)*	up/down (down circled)	43%	to	86
Profit (loss) from ordinary activities after tax attributable to members (*item 1.22*)	up/down (up circled)	25%	to	(1,871)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d)*)	gain (loss) of			N/A
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down (down circled)	25%	to	(1,871)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/A ¢	N/A ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/A ¢	N/A ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	86	151
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(1,957)	(1,652)
1.3	Borrowing costs		-
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)		-
1.5	**Profit (loss) from ordinary activities before tax**	(1,871)	(1,501)
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	(1,871)	(1,501)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	(1,871)	(1,501)
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	(1,871)	(1,501)
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	(1,871)	(1,501)

Earnings per security (EPS)

		Current period	Previous corresponding period
1.18	Basic EPS	(2.1 cents)	(1.7cents)
1.19	Diluted EPS	N/A	N/A

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(1,871)	(1,501)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	(1,871)	(1,501)

Revenue and expenses from ordinary activities *(see note 15)*

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	-	-
1.24	Interest revenue	86	151
1.25	Other relevant revenue	-	-
1.26	*Details of relevant expenses*		
	Clinical development costs	(710)	(1,011)
	Drug delivery research costs	(604)	(54)
	Occupancy costs	(33)	(36)
	Marketing costs	(118)	(56)
	Finance & administration costs	(470)	(477)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(22)	(18)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(5,073)	(1,932)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(1,871)	(1,501)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	(6,944)	(3,433)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	374	-	-	374
2.3	**Total amortisation of tangibles**	374	-	-	374
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	2,947	4,414	5,709
4.2	Receivables	18	30	46
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	162	39	66
4.7	**Total current assets**	3,127	4,483	5,821
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	177	141	127
4.15	Intangibles (net)	5,525	5,896	6,256
4.16	Tax assets			
4.17	Other (provide details if material)			
4.18	**Total non-current assets**	5,702	6,037	6,383
4.19	**Total assets**	8,829	10,520	12,204
	Current liabilities			
4.20	Payables	336	157	218
4.21	Interest bearing liabilities	-	-	-
4.22	Tax liabilities	-	-	
4.23	Provisions exc. tax liabilities	55	54	37
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	391	211	255
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	-	-	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	-	-	-
4.32	**Total liabilities**	391	211	255
4.33	**Net assets**	8,438	10,309	11,949

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position (con't)

	Equity			
4.34	Capital/contributed equity	15,382	15,382	15,382
4.35	Reserves		-	-
4.36	Retained profits (accumulated losses)	(6,944)	(5,073)	(3,433)
4.37	**Equity attributable to members of the parent entity**	8,438	10,309	11,949
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	8,438	10,309	11,949
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

+ See chapter 19 for defined terms.

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	GST Refund from ATO	25	52
7.2	Payments to suppliers and employees	(713)	(731)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	*Interest and other items of similar nature received*	102	133
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other – research & development	(820)	(691)
7.9	**Net operating cash flows**	(1,406)	(1,237)
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(58)	(29)
7.11	Proceeds from sale of property, plant and equipment		-
7.12	*Payment for purchases of equity investments*		
7.13	Proceeds from sale of equity investments		-
7.14	Loans to other entities		-
7.15	Loans repaid by other entities		-
7.16	Other (provide details if material)	(3)	(6)
7.17	**Net investing cash flows**	(61)	(35)
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	-
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	-	-
7.24	**Net increase (decrease) in cash held**	(1,467)	(1,272)
7.25	Cash at beginning of period *(see Reconciliation of cash)*	4,414	-
7.26	Exchange rate adjustments to item 7.25.	-	6,981
7.27	**Cash at end of period** *(see Reconciliation of cash)*	2,947	5,709

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	2,947	5,709
8.2 Deposits at call	-	-
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	2,947	5,709

Other notes to the condensed financial statements

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(4.70%)	(9.94%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(0.22%)	(0.13%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS (b) Diluted EPS (c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS.	(2.1 cents) N/A 86,414,254	(1.7 cents) N/A 86,414,254

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 *Net tangible asset backing per +ordinary security*	$0.04	$0.07

+ See chapter 19 for defined terms.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/A
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3 Date from which such profit has been calculated	N/A
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	N/A
14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/A
14.3 Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A	N/A	N/A
15.5	Previous year	N/A	N/A	N/A
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	N/A	N/A	N/A
15.7	Previous year	N/A	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	N/A	N/A
15.11	Preference +securities *(each class separately)*	N/A	N/A
15.12	Other equity instruments *(each class separately)*	N/A	N/A
15.13	**Total**		

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 Extraordinary items net of tax	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 - -	 - -	 - -	 - -
18.3	**+Ordinary securities**	86,414,254	86,414,254		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 - -	 - -	 - -	 - -
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Share Options	60,285,919	60,285,919	$0.30	30/6/03
	Employee Options	1,250,000	-	$0.10	3/4/06
	"	1,300,000	-	$0.10	22/10/06
	"	300,000	-	$0.12	30/5/07
	"	1,935,937	-	$0.30	30/9/04
	"	750,000	-	$0.30	30/9/05
	"	750,000	-	$0.30	31/3/06
18.8	Issued during current period	150,000	-	$0.12	30/5/07
		750,000	-	$0.30	31/3/06
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11 18.12	**Debentures** *(description)* Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		
18.13 18.14	**Unsecured notes** *(description)* Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -		

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting.* Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

EpiTan Ltd and its controlled entity operate solely in the biotechnology industry in Australia.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

N/A

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

N/A

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

N/A

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

N/A

+ See chapter 19 for defined terms.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

N/A

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: ☐ initial service charges ☐ management fees ☐ other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

+ See chapter 19 for defined terms.

Compliance statement

1. This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

   Identify other standards used: N/A

2. This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3. This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4. This report is based on +accounts to which one of the following applies.
   (Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5. The review report by the auditor is attached.

6. The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

Notes (con't)

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

+ See chapter 19 for defined terms.

Notes (con't)

15. **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

    The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

    Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

    Half yearly report

    All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

    Preliminary final report

    Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

    In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

    This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

epitan

20 November 2002

Company Announcement

EpiTan Announces Second Phase II Trial Site

Melbourne, Australia

Drug-development company EpiTan Limited (ASX:EPT) today announced it had received approval from a second site to undertake Phase IIb clinical trials on its melanin-producing drug, Melanotan. Part of the Phase IIb clinical trial will now be conducted at the Royal Adelaide Hospital.

This follows EpiTan's announcement on 24 October regarding approval by the Ethics Committee at Sydney's Royal Prince Alfred Hospital, who will also conduct part of the Phase IIb trial.

The Adelaide trial will be conducted by Dr Catherine Reid, Director of Dermatology at the Royal Adelaide Hospital, where EpiTan's successful Phase I/IIa clinical trial was completed earlier this year. This trial demonstrated safety and efficacy for Melanotan.

"We continue to expand our clinical program and the addition of this second site will significantly enhance the rate of recruitment of volunteers to meet our goal of completing the study in the shortest time," said Dr. Wayne Millen, EpiTan's Chief Executive Officer. "We are pleased to be working again with the Royal Adelaide Hospital as their experience and commitment in this area is well documented."

The Phase IIb study will commence this month and will take around eight months to complete.

The study will determine the ability of Melanotan to reduce the degree and toxicity of sunburn while enhancing tanning in approximately 80 healthy volunteers exposed to ultraviolet light both before and after a regime of Melanotan. The drug will be administered daily for 10 days in each of three consecutive months. Twenty volunteers will receive placebos.

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan.

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet (UV) light.

Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and UV radiation, essentially acting like an internal sunscreen. Epi Tan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African-American population.

Melanotan is a synthetic analogue of the body's own tanning hormone □-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au























epitan

An emerging biotechnology company

Company Overview

Presentation by
Dr Wayne Millen, CEO and
Iain Kirkwood, CAO
25 February, 2003

RECEIVED
2004 MAY -7 A 9:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Contents

EpiTan's business

- Skin cancer is the No.1 cancer in the world today
- "Skin cancer has reached epidemic proportions in Australia. Currently one in two Australians will develop the disease at some stage during their lives" (www.sunsmart.com.au)
- Global dermatology market >$3 billion p/a; $0.5 billion p/a in skin cancer treatment costs in Australia and rising
- The (inverse) relationship between the incidence of skin cancer and pigmentation of the skin is well documented
- EpiTan has the exclusive worldwide development and commercialisation rights to Melanotan

EpiTan's business (cont)

- Melanotan has the potential to reduce skin damage (caused by the sun) by stimulating the body's own protective mechanism (tanning)
- EpiTan holds patents covering the action of Melanotan in the major jurisdictions
- Melanotan is now in Phase IIb clinical trials – results scheduled to be released in Q3 this year
- Significant potential market for additional use of Melanotan as natural tanning agent & cosmetic pharmaceutical
- Cosmetic market ("fake" tanning stains/dyes & solariums) estimated at >US$5 billion p/a in USA alone
- Ongoing research and development, particularly in drug delivery, will lead to further intellectual property protection

Brief history

- EpiTan was incorporated in December 1999 to take up the option for the exclusive world wide rights to develop, commercialise & market Melanotan, a pharmaceutical which has the potential to reduce the incidence of skin cancer
- In December 1999 an Information Memorandum offered investors shares at 30 cents/share + 1 free attaching option
- This private placement of equity to “Mezzanine investors” was closed in March 2000 and raised $7.3m
- Consequently EpiTan became the sub-licencee of the Melanotan technology for which MelanoTan Corp (USA) was issued 11.2 million shares & options (no cash) and two board seats
- Cash from this initial capital raising was sufficient to enable Phase I & II clinic trials to be completed
- The Dec’99 Information Memorandum indicated that EpiTan intended to proceed with a further offer of shares by way of an IPO to raise additional capital and seek an ASX listing

Brief history (cont)

- Fundamental market dynamics for ‘technology start-ups’ changed in April 2000 with the “Tech. wreck”
- From April – August 2000 the company reviewed numerous alternatives for moving forward including identifying an underwriter. The Board came under increasing pressure from it’s Mezzanine investors to list EpiTan on the ASX as soon as possible
- In August 2000 EpiTan issued a Prospectus to raise a further minimum of $4 million (8 million shares at 50cents each) and list on the ASX
- The public offer was unsuccessful both in terms of raising the minimum subscription of $4 million and in achieving the spread of investors required to meet ASX admission rules
- In November 2000 a Supplementary Prospectus was issued in which the minimum subscription sought was reduced to $1 million (from $4m) and issue price lowered to 20 cents (from 50c)
- $1.6 million was raised and EpiTan listed on the ASX (Ticker “EPT”)

Current capital structure

Ordinary shares ("EPT")	86.4 million
Share options* ("EPTO")	60.2 million
Incentive options	6.35 million
Current market capitalisation (shares+options)	$16 million
Approx 1330 shareholders	
2 largest (Dr Millen & Melanotan, USA)	40%
Top 40 shareholders	66.6%

*** Exercise price 30cents, expiry 30 June '03**

epitan

Clinical trials - results

- Physician's Investigational New Drug (IND) Trials (FDA approved) on 100 human volunteers conducted in Arizona (USA) in the 1990's.
- US trials demonstrated safety and showed a small dose of Melanotan given daily over 10 days produces a 4-6 week tan.
- Phase I/IIa clinical trial successfully completed at Royal Adelaide Hospital in March 2002.
- Phase I/IIa trial showed Melanotan caused a statistically significant increase in skin melanin density.
- Minor (expected) side effects, including mild nausea, injection site irritation and transient facial flushing, related to the mode of administration and drug formulation, which are now able to be resolved by the Company.

Clinical trials - schedule

- Phase IIb clinical trial commenced in November 2002 (80 subjects).
- The key objective is to measure the effect of Melanotan on reducing the incidence of sunburn cells after controlled UV exposure.
- Clinical trials of the sustained release formulation of Melanotan anticipated to commence in Q2 2003.
- Sustained release formulation:
  - developed in collaboration with the Southern Research Institute (Alabama, USA);
  - will reduce levels of drug required (a single dose will provide protection of up to 6months); and
  - will eliminate side effects noted in Phase I/IIa clinical trials.

Melanotan timeline to market



2002
2003
2004
2005
2006
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Phase IIb clinical trials
Partnering discussions with "big pharma"
Slow release formulation clinical trials
Phase III clinical trial
Marketing application
Launch product

Market potential for Melanotan

- No other comparable drug known to be in clinical trials
- Global dermatology market well over US$1.5 billion per annum
- A$500 million per annum in skin cancer treatment costs in Australia and rising
- Significant potential market for additional use of Melanotan as natural tanning agent & cosmetic pharmaceutical
- Cosmetic market ("fake tanning" stains / dyes and solariums) estimated at >US$5 billion per annum in US alone
- Other potential therapeutic indications for Melanotan:
  - Vitiligo
  - Albinism
  - Xeroderma Pigmentosa
  - Polymorphous Light Eruptions
  - Porphyria

Prospectus valuation – August 2000

- Technical expert (Acuity) valued EPT's Intellectual Property in the August 2000 Prospectus in the range $24.4 - $32 million
- Transitional probabilities were applied to adjust the cash flow forecasts as follows:
  - Completion of toxicology 80% (Pre-clinical complete)
  - Completion Phase I/II 38% (Phase IIb started)
  - Completion Phase III 50%
  - Registration 90%
- Acuity's models predicted therefore a cumulative probability of 14%
- Acuity concentrated on the dermatology market segment only

Significant difference between the market's current valuation of EpiTan and the Melanotan project valuation

- August 2000 Prospectus valuation (Acuity) $0.25-0.34
- Feb 2003 market capitalisation (shares + options) $0.16
- Company's current (internal) valuation $1.05>
- Since August 2000 the cumulative probability (of 14%) has increased significantly because:
  - Phase I/IIa clinical trials have been successfully completed
  - Phase IIb trials have commenced – scheduled to be completed during Q4 2003
  - The slow release implant is now developed
  - Actively seeking partnership deals with 'big pharma'
- EpiTan has one of the lowest market capitalisations of (ASX) listed bio-tech companies with drugs in Phase II clinical trials
- EpiTan's trials are conducted at a lower cost than other clinical trials because Melanotan is a preventative rather than a therapeutic drug

EpiTan market capitalisation vs some comparable bio-technology companies

Company	Product	Medical Indication	Development Stage	Market size (A$million)	Market cap. (A$million*)
EpiTan Limited	**Melanotan**	**Skin cancer & Natural tan**	**Phase IIb**	**>3,000 & >10,000**	**15**
Meditech Research	Hyaluronan	Colon / Breast cancer / Skin cancer therapy	Phase II	>5,000	10
Metabolic Pharmaceuticals	hGH Peptide	Obesity	Phase IIa	>1,000	158
Peplin Biotech Limited	Macrocyclic diterpenes	Non-melanoma skin cancer	Phase II	>1,000	44
Prana Biotechnology	Clioquenol	Alzheimer's Disease	Phase II	>1,000	65

*** Includes all listed options and shares**

Key investment considerations

- Innovative technology
- No other comparable drug known to be in clinical trials
- Granted world patents, licence and trademarks
- Phase I/IIa clinical trial successfully completed in March 2002
- Phase IIb clinical trial should be completed in Q3 this year
- Major international market US$6.5 billion+ per annum
- Currently seeking "Big Pharma" partners
- Experienced board and management team
- EpiTan market cap significantly below the project value of Melanotan

Board of Directors

- **Chairman & CEO**
  - Dr. Wayne Millen BSc(Hons) PhD FRACI C.CHEM AFAIM

    Chartered Chemist; extensive experience in venture and development capital investment particularly involved in technological innovation; lead investor and strategist
- **Deputy Chairman**
  - Dr. Helmer Agersborg BS PhD

    40 years in pharma industry; formerly President of Wyeth-Ayerst Research
- **Non Executive Directors**
  - Dr. Terry Winters BSc PhD

    Co-founder & General Partner of Columbine Venture Fund which has invested over $125m in life science & technology companies in USA
  - Prof. Alan Cooper OAM BSc MBBS FACD Dip.Amer.Brd.Derm

    Dermatologist for over 25 years; has held offices at the highest level in his field
  - Stanley McLiesh BEd

    Former GM Pharmaceuticals at CSL; extensive experience in commercialising pharmaceutical products internationally

Senior Management

- **Dr. Stuart Humphrey** BSc PhD (Manager – Clinic Development)
  - 33 years experience in research & pharmaceutical project development
  - Omnicare Clinical Research, Bristol-Myers Squibb
- **Michael Kleinig** BAppSc (Chem/Bio) (Manager – Pharmaceutical & New Business Development)
  - Formerly Senior Research Scientist at CSL
  - Over 15 years of scientific experience particularly in drug delivery systems. Extensive R&D project management)
- **Iain Kirkwood** FCPA FFTP CA MAICD (Chief Administrative Officer)
  - Former Faulding CFO, over 25 years financial experience in UK, Aus and USA

Consultants

- **Professor Robert Dorr** BS MS PhD RPh (Technical Consultant)

  Co-inventor of Melanotan technology; currently Professor of Pharmacology and Director of the Pharmacology Research Program at the Arizona Cancer Center, USA

- **Professor Terry Dwyer** AM MB BS MPH MD (Technical Consultant)

  Director of the Menzies Centre for Population Health Research which co-ordinates research projects including those on cancer; pioneered method of measuring melanin density in the skin

- **Thomas Laughlin** BA MBA (In-Licensing Consultant)

  Formerly with Pfizer, Proctor & Gamble, Pharmacia & Upjohn and Bayer

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ☐ the date from which they do ☐ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ☐ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	37,957,228 Ordinary shares fully paid 23,148,669 Share options
39	Class of +securities for which quotation is sought	Ordinary shares fully paid Share options
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: ☐ the date from which they do ☐ the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment ☐ the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	86,414,254 60,285,919	Ordinary shares fully paid Share options

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- ☐ The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- ☐ There is no reason why those +securities should not be granted +quotation.

- ☐ An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- ☐ Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- ☐ We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- ☐ If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

== == == == ==

+ See chapter 19 for defined terms.

epitan

13 February 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Share Purchase Plan

Please find attached the following documents which are being sent to shareholders today:

- Chairman's letter
- Application Form including terms and conditions
- Company announcement of 10 February 2003 referred to in Chairman's letter (EpiTan Develops Sustained Release Formulation for Melanotan)

EpiTan will pay a 2% handling fee to facilitate acceptances under the Share Purchase Plan, the terms and conditions of which are detailed in the Application Form. The consideration will be payable to any Participating Organisation of the Australian Stock Exchange:

1. whose stamp appears on the Acceptance Form; or
2. where the acceptance for a broker sponsored client is initiated through CHESS by a broker participant, on behalf of their client.

EpiTan anticipates it will pay the handling fee to each Participating Organisation in late March 2003.

Iain Kirkwood
Chief Administrative Officer

EpiTan Limited ABN 88 089 644 119 Level 10, 52 Collins Street Melbourne VIC 3000 Tel: 03 9662 4688 Fax: 03 9662 4788 www.epitan.com.au

epitan

13th February 2003

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder,

Share Purchase Plan

I am pleased to advise you that the directors of EpiTan Limited (EpiTan) have established a share purchase plan (Plan) to give existing shareholders the opportunity to purchase additional shares in EpiTan.

Under the Plan your directors are offering shareholders the opportunity to purchase a maximum of $5,000 worth of EpiTan shares. Shares purchased under the Plan will not attract brokerage, stamp duty or any other transaction costs.

During the course of 2003 EpiTan expects to raise additional capital for its projects including by way of private placements to 'exempt' professional investors. This offer provides EpiTan's loyal investors with the opportunity to also participate in EpiTan's equity raising programs prior to any other placements occurring.

I was able to report at the AGM in November that ethics committee approval had been received from the Royal Prince Alfred Hospital in Sydney to conduct Phase IIb clinical trials on EpiTan's Melanotan drug candidate. Following the AGM, similar approval was received for conducting trials at a second site, the Royal Adelaide Hospital, enabling the trial to be completed in a shorter time. These trials are designed to demonstrate that Melanotan can reduce the incidence of skin damage resulting from exposure to ultra-violet light. The trials are now well underway at both sites. This is a major achievement, with only a handful of companies in Australia having drugs at the Phase IIb level.

At the same time as EpiTan has been working through its clinical program, considerable advances have been made in the development of a user-friendly drug delivery formulation. The company announced last May that it had commenced a development program with Southern Research Institute of Alabama to produce a new drug formulation. I am very pleased to report here that this program has been successful and a slow release implant to deliver Melanotan has now been developed. The enclosed company announcement to the ASX describes the importance of this in more detail.

It is the norm in the pharmaceutical industry that the development time for a drug from 'test tube to prescription pad' is approximately 15 years. Melanotan has been on a development path now for about 12 years and given continued successes with its clinical programs, is right on schedule for commercialisation in approximately 2006.

Potential markets worldwide for Melanotan for dermatology purposes are estimated at US$1.5 billion per annum. As a new safe (sunless) 'tanning' drug Melanotan will be positioned alongside solariums and skin stains in a market now greater than US$5 billion per annum in the US alone.

In the recent annual report and in my address to shareholders at the AGM I made reference to the fact that several enquiries had been received from major pharmaceutical companies exploring the possibility of partnership arrangements with EpiTan.

The progress to date with our Melanotan work will enhance prospects of developing a collaborative arrangement with a major group. This normally would involve repatriation of some funds spent already on test work as well as new financial support for ongoing Melanotan project activities prior to 2006.

As at January 31, 2002 EpiTan's cash position was $2.52 million and against the background of these successes with Melanotan, your company is now seeking further funds to accelerate its research and development and clinical trial programs. These programs will involve activities to further other drug delivery formulations and more advanced clinical trials leading to the registration and commercialisation of Melanotan.

An offer is being made under the Plan to all shareholders who at 5.00 pm Melbourne time on Friday 7th February 2003 are registered as holders of ordinary shares in EpiTan and whose registered address is in Australia. The offer is non-renounceable, which means that you cannot transfer your right to purchase shares under the offer to anyone else. Details of the Plan and offer are set out in the attached Offer and Acceptance Form.

Applications must be made for a minimum of $1,000 worth of shares, with multiples thereafter of $1,000, up to a maximum of $5,000 worth of shares set by ASIC 02/831 Class Order. The shares will be issued at 14 cents representing a 14.3% discount to the volume weighted average sale price of EpiTan's shares in the trading days between Friday 31st January and Thursday 6th February 2003. It is expected that shares issued under the Plan will be quoted on the Australian Stock Exchange on or about 28th March 2003 and you should receive your holding statement shortly after this date.

The offer under the Plan has been structured to comply with the Class Order. As such, the maximum application for $5,000 worth of shares applies to all eligible shareholders even if they receive more than one offer from EpiTan (for example, because they are a joint holder of shares or because they hold more than one shareholding under separate share accounts). EpiTan reserves the right to reject any application for shares where it believes this requirement has not been complied with.

The closing date for the offer is 5.00pm Melbourne time on 14th March 2003 (Closing Date). If you wish to participate in the offer, you will need to return your completed Offer and Acceptance Form together with your cheque in Australian dollars for the full amount to which your acceptance relates, in the enclosed reply paid envelope so that we receive it by no later than 5.00 pm Melbourne time on the Closing Date.

The directors may extend the Closing Date or bring the Closing Date forward. Accordingly, we encourage you to submit your applications as early as possible.

Given Melanotan's advanced stage of development and global market potential I commend this opportunity to you to participate in the acceleration of the company's Melanotan program.

In deciding whether to take up the enclosed offer of shares, you should of course seek your own independent financial, legal and taxation advice in respect of the offer.

If you have any questions in relation to the Plan, please contact:

Iain Kirkwood
Chief Administrative Officer
Tel: 03 9662 4688
Fax: 03 9662 4788
email: iain.kirkwood@epitan.com.au

Yours sincerely,

Dr Wayne Millen
Chairman and Managing Director
EpiTan Limited

epitan

ABN 88 089 644 119

SHARE PURCHASE PLAN ("PLAN") APPLICATION FORM

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 2529
web.queries@computershare.com.au
www.computershare.com

Record Date : 7 February 2003
Opening Date : 13 February 2003
Closing Date : 14 March 2003

Securityholder Reference Number (SRN)



I 1234567890 JNT

A APPLICATION

I/We, the above shareholder(s), being registered as ordinary shareholder(s) in the Company as at the Record Date for this offer do hereby apply for new shares as indicated below at an issue price calculated in accordance with the Terms and Conditions of the EpiTan Limited Share Purchase Plan, as attached and as otherwise set out in the accompanying letter dated 13 February 2003.

❖ **Applications must be made for a minimum of $1,000 worth of shares, with multiples of $1,000 thereafter, up to a maximum of $5,000 worth of shares.**

Indicate your choice below by marking **one** box only.

 $1,000 7,143 shares

 $2,000 14,286 shares

 $3,000 21,429 shares

 $4,000 28,572 shares

 $5,000 35,715 shares

B PAYMENT DETAILS

INSERT DETAILS OF YOUR CHEQUE OR BANK CHEQUE - PLEASE COMPLETE IN BLOCK LETTERS

Drawer	BSB Number	Amount of Cheque
	-	A$.
	-	A$.

C CERTIFICATION

For the purpose of the ASIC Class Order 02/831, you certify and confirm that the aggregate price for:

(a) shares you have applied for under this application; and

(b) any other shares you have applied for under this Plan or any other Company share purchase plan or similar arrangement in the 12 months prior to the date of your application,

(including through joint and/or beneficial holdings) does not exceed $5,000.

Individual or Securityholder 1	**Securityholder 2**	**Securityholder 3**
	Director/Company Secretary	**Sole Director and Sole Company Secretary**

Contact Name

Telephone Number - Business Hours / After Hours

( )

1. If you want to participate in this offer, please carefully read the Terms and Conditions of the offer attached.
2. Complete all the required details on the Application Form, noting that all amounts are expressed in Australian Dollars.
3. Write the cheque for the exact amount of the Shares you want to acquire. Please make the cheque payable to EpiTan Share Purchase Plan.
4. Please return the Application Form, together with the cheque, to EpiTan Limited in the enclosed reply paid envelope.
5. Ensure that your Application Form and cheque reach us by the closing date of the offer being no later than AEST 5 pm on 14 March 2003.
6. If signed under power of attorney, the attorney states that they have not received a notice of revocation of that power.

By accepting this offer you agree to be bound by the Terms and Conditions of the Offer and the Constitution of the Company.



EPITAN LIMITED
SHARE PURCHASE PLAN

Pursuant to the EpiTan Limited Share Purchase Plan (**"Plan"**), EpiTan Limited ACN 089 644 119 (**"EpiTan"**) offers eligible shareholders the ability to apply for a minimum of $1,000 and a maximum of $5,000 worth of fully paid ordinary shares ("Shares") in EpiTan ("Offer").

If you are eligible to apply for Shares, you may apply for a minimum of $1,000 worth of Shares and in multiples of $1,000 thereafter, up to a maximum of $5,000 worth of Shares.

Please carefully read the Terms and Conditions relating to the Offer as you will be bound by them. By lodging this form with your cheque, you confirm that you have read, understood and agreed to the terms and conditions of the Plan.

TERMS AND CONDITIONS

1. Participation

Participation in the share purchase plan ('**Plan**') is open to all persons who, as at the record date determined by the directors of EpiTan ('**Board**'), are registered as holders of ordinary shares in EpiTan, except those shareholders whose registered address is in a country where, in the reasonable opinion of the Board, it is unlawful or impractical for EpiTan to issue offers under the Plan.

Participation in the Plan is optional and is subject to these terms and conditions.

2. Offers

Offers under the Plan will be non-renounceable and shares may be issued only to the shareholder to whom they are offered.

Each offer will be made on the same terms and conditions. All eligible shareholders of EpiTan will receive the same offer, irrespective of the number of shares which they hold on the record date.

Offers to subscribe for shares under the Plan may be made once a year, or as otherwise determined by the Board.

In any consecutive 12 month period, the maximum value of shares for which each eligible shareholder may subscribe under the Plan is $5,000 (or such lesser amount as the Board may determine in its discretion). This limit applies to each shareholder even if that person holds shares in more than one capacity - for example, as a sole holder and as a first (or subsequent) named holder of two or more joint holders. However, a trustee or nominee expressly noted on a company register may receive an offer for each occasion they are separately recorded as a trustee or nominee for a different beneficiary named on that register.

Offers will be made subject to any terms and conditions that the Board thinks fit which are consistent with these terms and conditions, including any minimum subscription amount. The Board may also determine the multiple(s) of shares, or the fixed dollar amount(s), for which each eligible shareholder may subscribe under any given offer under the Plan.

3. Issue Price

Shares will be issued under the Plan at the issue price determined by the Board, which must be less than the market price during a specified period in the 30 days prior to either the date of the offer or the date of issue of shares under the offer.

4. Costs of Participation

No brokerage, commissions, stamp duty or other transaction costs will be payable by shareholders in respect of the application for, and issue of, shares under the Plan.

5. Issue of Shares

EpiTan will issue shares for the purposes of an offer as soon as reasonably practicable after the closing date of the relevant offer.

Shares issued under the Plan will rank equally with all other ordinary shares in EpiTan on issue as of the date of issue and will therefore carry the same voting rights, dividend rights and other entitlements as those shares.

EpiTan will apply for shares issued under the Plan to be quoted on Australian Stock Exchange Limited ('**ASX**').

EpiTan will, within the period required by the ASX Listing Rules, send participants a holding statement in respect of any shares issued to them under the Plan.

6. Acceptance of Offers

An offer to participate in the Plan may be accepted by an eligible shareholder only by completing and returning the acceptance form provided by EpiTan, together with the appropriate payment for the amount to which the acceptance relates, by no later than the closing date for the offer specified on the acceptance form.

Payment may be made only by cheque in Australian dollars drawn on an Australian bank.

An offer will be taken to have been accepted by an eligible shareholder only if the cheque which accompanies the shareholder's acceptance form is paid in full on first presentation.

If one or more acceptance forms are received by an eligible shareholder in relation to shares with a value greater than $5,000 in any consecutive 12 month period, the shareholder will be issued with the maximum number of shares permitted by the Plan and the excess subscription monies will be refunded (without interest).

If an eligible shareholder subscribes for an amount which is not exactly divisible by the issue price for the shares, in calculating the number of shares to be issued, all fractional entitlements will be rounded up to the nearest whole number.

7. Amendment, Suspension and Termination of the Plan

The Board may, in its discretion, amend, suspend or terminate the Plan at any time and adopt any administrative procedures it thinks appropriate in relation to the Plan. EpiTan may issue to any person fewer shares than subscribed for under the Plan (or none at all) if EpiTan believes that the issue and allotment of those shares would contravene any law or the rules of any stock exchange on which EpiTan shares are quoted.

8. Dispute Resolution

EpiTan may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, offer, application or shares, and the decision of EpiTan shall be conclusive and binding on all participants and other persons to whom the determination relates.

EpiTan reserves the right to waive compliance with any provision of these terms and conditions.

9. Notices

Notices and statements to participating shareholders may be given in any manner determined by the Board from time to time.

10. Privacy

Chapter 2C of the Corporations Act 2001 requires information about shareholders (including name, address and details of the shares held) to be included in EpiTan's public register. If a shareholder ceases to be a shareholder, Chapter 2C of the Corporations Act 2001 requires this information to be retained in EpiTan's public register. These statutory obligations are not altered by the Privacy Act 1988 (Cth) as amended. Information is collected to administer shareholders' security holdings

epitan

13th February 2003

Company Announcement

EpiTan Develops Sustained Release Formulation for Melanotan

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
Dr Tom Tice, Southern Research Institute, Tel: + 1 205 581 2383
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Drug-development company EpiTan Limited (ASX:EPT) today announced the development of its sustained-release formulation for the melanin inducing drug Melanotan. The new formulation is a result of the strategic collaborative agreement with Southern Research Institute of Birmingham, Alabama, USA, initiated in May 2002.

The new formulation is a small implant designed to be placed under the skin. It is made of the same material that has been used for many years in "self-dissolving" stitches and is therefore known to be safe and reliable. As the implant is totally biodegradable it does not have to be removed at the end of the treatment.

The formulation is a major advancement on the daily injections being used in the company's current Phase IIb clinical trial. Melanotan will be released into the body over a period of time so that the subjects participating in the next clinical trial will need only one injection.

Similar implants, such as Zoladex® (AstraZeneca) for the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

Southern Research Institute, an affiliate of the University of Alabama, was established in 1941 and has a long reputation for leadership and excellence in drug discovery and development of delivery formulations. Their drug-delivery programs range from feasibility studies, pre-formulation studies, pre-clinical development, scale up and clinical trial material production.

EpiTan recently announced that the first of the volunteers in its Phase IIb human "sunburn" trial had been administered Melanotan at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The trial is to measure the effectiveness of Melanotan in reducing sunburn among a group of eighty healthy volunteers.

"The successful development of the sustained release implant builds on EpiTan's successes of its completed Phase I/II trial and the recent commencement of the Phase IIb clinical trial," said Dr Wayne Millen, EpiTan's Managing Director. "The fact that this type of sustained-release formulation has already been proven to work with Melanotan in our preclinical studies will accelerate the development of this product towards the completion of our clinical trial program."

"Southern Research Institute's capabilities were extremely well suited to our drug-delivery development program," said Mr Michael Kleinig, *EpiTan's Pharmaceutical Development Manager. "The group's expertise and experience has enabled the development of the* implant on time and to budget."

ABOUT EPITAN: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan.

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet (UV) light.

Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and UV radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African-American population.

Melanotan is a synthetic analogue of the body's own tanning hormone a-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

epitan

10 February 2003

Company Announcement

EpiTan Develops Sustained Release Formulation for Melanotan

For more information contact:
Iain Kirkwood, Chief Administrative Officer, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
Dr Tom Tice, Southern Research Institute, Tel: + 1 205 581 2383
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Drug-development company EpiTan Limited (ASX:EPT) today announced the development of its sustained-release formulation for the melanin inducing drug Melanotan. The new formulation is a result of the strategic collaborative agreement with Southern Research Institute of Birmingham, Alabama, USA, initiated in May 2002.

The new formulation is a small implant designed to be placed under the skin. It is made of the same material that has been used for many years in "self-dissolving" stitches and is therefore known to be safe and reliable. As the implant is totally biodegradable it does not have to be removed at the end of the treatment.

The formulation is a major advancement on the daily injections being used in the company's current Phase IIb clinical trial. Melanotan will be released into the body over a period of time so that the subjects participating in the next clinical trial will need only one injection.

Similar implants, such as Zoladex□ (AstraZeneca) for the treatment of prostate cancer, have already been approved for use in Australian and worldwide markets.

Southern Research Institute, an affiliate of the University of Alabama, was established in 1941 and has a long reputation for leadership and excellence in drug discovery and development of delivery formulations. Their drug-delivery programs range from feasibility studies, pre-formulation studies, pre-clinical development, scale up and clinical trial material production.

EpiTan recently announced that the first of the volunteers in its Phase IIb human "sunburn" trial had been administered Melanotan at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The trial is to measure the effectiveness of Melanotan in reducing sunburn among a group of eighty healthy volunteers.

"The successful development of the sustained release implant builds on EpiTan's successes of its completed Phase I/II trial and the recent commencement of the Phase IIb clinical trial," said Dr Wayne Millen, EpiTan's Managing Director. "The fact that this type of sustained-release formulation has already been proven to work with Melanotan in our preclinical studies will accelerate the development of this product towards the completion of our clinical trial program."

"Southern Research Institute's capabilities were extremely well suited to our drug-delivery development program," said Mr Michael Kleinig, EpiTan's Pharmaceutical Development Manager. "The group's expertise and experience has enabled the development of the implant on time and to budget."

ABOUT EPITAN: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan.

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet (UV) light.

Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and UV radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African-American population.

Melanotan is a synthetic analogue of the body's own tanning hormone □-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

Your directors submit the Appendix 4B "Half-Yearly Report" of the economic entity for the half-year ended 31 December 2002.

DIRECTORS

The names of directors who held office during or since the end of the half-year:

Dr Alan Cooper
Dr HPK Agersborg
Dr WA Millen
Mr SR McLiesh (appointed 12 September 2002)
Dr TE Winters

REVIEW OF OPERATIONS

Phase IIb clinical trials for EpiTan's drug candidate Melanotan commenced at two sites, Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital, in November 2002.

Development of a sustained-delivery formulation for Melanotan under a collaborative research agreement with Southern Research Institute of Alabama, also progressed on schedule.

ROUNDING

The economic entity has applied the relief available to it in ASIC Class Order 98/100 and accordingly certain amounts in the half-yearly financial report have been rounded off to the nearest $1,000.

This report is signed in accordance with a resolution of the Board of Directors:

WA Millen
Director

7 February, 2003

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' DECLARATION

The directors of the company declare that:

1. The financial statements and notes as set out in Appendix 4B "Half Yearly Report":

    a. comply with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

    b. give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and its performance for the half-year ended on that date.

2. In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

WA Millen
Director

Dated this 7th day of February, 2003


William Buck
Business Consultants
Chartered Accountants

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF EPITAN LIMITED

Scope

We have reviewed the financial report of EpiTan Limited for the half-year ended 31 December 2002 in the form of Appendix 4B "Half Yearly Report" of the Australian Stock Exchange (ASX) Listing Rules, consisting of the Consolidated Statement of Financial Performance, Consolidated Statement of Financial Position, Consolidated Statement of Cash Flows, accompanying notes as set out in Appendix 4B "Half Yearly Report" and the Directors' Declaration..

The financial report includes the financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to meet its obligations to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section of EpiTan Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B "Half Yearly Report".

WILLIAM BUCK
Chartered Accountants

K W GLYNN
Partner

Dated this 6th day of February 2003.

Level 2, 215 Spring Street, Melbourne VIC 3000 Australia • GPO Box 4984WW, Melbourne VIC 3001 • DX39320 Port Melbourne
Telephone (61 3) 8663 6000 • Facsimile (61 3) 8663 6333 • Email info@williambuckvic.com.au • Web www.williambuck.com.au
William Buck, an Association of Independent Firms, each trading under the name of William Buck in Adelaide, Brisbane, Melbourne, Perth, Sydney • Affiliated with TAG International Inc.

epitan

6 February 2003

Company Announcement

Former Faulding CFO Joins EpiTan

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited today announced the appointment of Mr Iain Kirkwood as Chief Administrative Officer. The former Chief Financial Officer at F.H.Faulding & Co. Limited, Mr Kirkwood brings to EpiTan extensive financial, commercial and business/strategic experience.

Mr Kirkwood has had a successful career over more than 25 years in Australia, Britain and the USA, holding a range of senior financial positions with major public companies including Faulding Limited, Santos Limited and Pilkington plc. He is a Chartered Accountant, CPA, former President of the Finance and Treasury Association of Australia and a member of the Institute of Company Directors.

"The opportunity to join EpiTan at this stage of its commercial development of the Melanotan project is extremely appealing," said Mr Kirkwood. "I look forward to raising business and investor awareness of EpiTan in the domestic and international investment communities and assisting in progressing the commercialisation of the technology."

EpiTan's lead drug candidate Melanotan has commenced Phase IIb clinical trials at Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. Last week the company announced that the first of the volunteers in its human "sunburn" trial had been administered Melanotan.

"Iain joins us at an exciting time and will be integral to helping develop the company's financial and commercial position and profile as the Melanotan project moves towards maturity," said EpiTan's Managing Director, Dr Wayne Millen. "Iain's extensive financial background will complement those of the existing board and senior management, which includes broad international experience in pharmaceuticals, drug development, venture capital and dermatology."

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan. Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet (UV) light.

Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and UV radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

epitan Level 10, 52 Collins Street Melbourne Australia 3000 Tel: +61 3 9662 4688 Fax: + 61 3 9662 4788 mail@epitan.com.au www.epitan.com.au

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African-American population. Melanotan is a synthetic analogue of the body's own tanning hormone □-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

epitan Level 10, 52 Collins Street Melbourne Australia 3000 Tel: +61 3 9662 4688 Fax: + 61 3 9662 4788 mail@epitan.com.au www.epitan.com.au

epitan

Thursday, 30 January 2003

Company Announcement

Testing of Anti-sunburn Drug Underway
First Melanotan Doses Administered in Phase IIb trial

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited, Tel: 03 9662 4688
Richard Allen, Monsoon Communications, Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

Drug-development company EpiTan Limited (ASX:EPT) today announced that the first of the subjects in its Phase IIb human "sunburn" trial have been administered Melanotan. The trial is to measure the effectiveness of the company's tanning drug Melanotan in reducing sunburn among a group of eighty healthy volunteers.

The first group of volunteers have received the melanin-producing drug at the two trial sites – Sydney's Royal Prince Alfred Hospital and the Royal Adelaide Hospital. The remaining volunteers are scheduled to join the trial in the coming weeks. The trial is due for completion in July/August.

The trial involves volunteers being subjected to controlled levels of UVA and UVB light via a solar stimulator to a small area of skin (approximately the size of a 5 cent piece). A biopsy is taken to measure the level of resulting sunburn injury. A regime of Melanotan is then administered, and another biopsy taken after the volunteers receive the same UV light levels.

"Depending on their skin types, the level of burning from the simulator is the same as people would get by spending 30 minutes to 2 hours in a strong sun without sunscreen," said Dr Stuart Humphrey, EpiTan's clinical development manager. "The expectation is that, following Melanotan treatment, sunburn skin damage will be markedly reduced".

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan.

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet (UV) light.

Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and UV radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African-American population.

Melanotan is a synthetic analogue of the body's own tanning hormone □-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

epitan

30 January 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Release of Securities from Escrow

EpiTan Limited advises the following securities are due for release from escrow restriction on Thursday 13 Februrary 2003:

37,957,228 ordinary shares fully paid
23,148,669 options expiring 30 June 2003 exercisable at 30 cents.

Wayne Millen
Managing Director

epitan Level 10, 52 Collins Street Melbourne Australia 3000 Tel: +61 3 9662 4688 Fax: + 61 3 9662 4788 mail@epitan.com.au www.epitan.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EpiTan Limited

ABN	Quarter ended ("current quarter")
88 089 644 119	31 December 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(63)	(116)
	(b) advertising and marketing	-	-
	(c) research and development	(378)	(808)
	(d) leased assets	-	-
	(e) other working capital	(324)	(630)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	53	118
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(712)	(1,436)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(712)**	**(1,436)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(1)	(4)
	(d) physical non-current assets	(15)	(27)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(16)	(31)
1.14	**Total operating and investing cash flows**	(728)	(1,467)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(728)	(1,467)
1.21	Cash at beginning of quarter/year to date	3,675	4,414
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,947	2,947

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	51
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	179	222
4.2 Deposits at call	2,768	3,453
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	2,947	3,675

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	N/A	N/A
5.3 Consideration for acquisition or disposal	N/A	N/A
5.4 Total net assets	N/A	N/A
5.5 Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to

+ See chapter 19 for defined terms.

disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows*, apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



epitan

Annual General Meeting 2002
Chairman's Report

1 November 2002

Ladies and Gentlemen,

I am your Chairman – Wayne Millen and I am pleased to welcome you to the Annual General Meeting of EpiTan's first full financial year since listing on th e ASX.

I am particularly pleased today to be able to introduce to you the full board of directors. From the USA: Dr Hank Agersborg (Deputy Chairman) & Dr Terry Winters; from Sydney, Dr Alan Cooper and from Melbourne, Mr Stan McLiesh.

Mr David McBain is our Company Secretary.

Representing the Company's auditors – William Buck are Mr Kevin Glynn, Partner and Ms Karen Wells, Manager.

From the management team at EpiTan are Dr Stuart Humphrey, Manager Clinical Development and Mr Michael Kleinig, Manager Pharmaceutical Development.

When I stood here at last year's annual general meeting I was very upbeat about the coming year ahead, and I am pleased to say that developments of the past year have vindicated my enthusiasm.

Much has happened at your company during the past year, which has been a very successful one by any measure:

In summary EpiTan has:

- Progressed significantly with Melanotan's clinical trial program, completing a Phase I/II trial in Adelaide, and announced ethics committee approval to pursue a Phase IIb trial in Sydney.
- Acquired new personnel, at both an operational and board level, to improve our skills in commercialisation and drug development, and
- Announced an expansion into other dermatology areas.

Despite all this action, we have kept a tight rein on our finances.

Let me expand on each of these points:

Personnel

We have made several appointments which have strengthened the company.

In order of appointment they are:

In November last year we announced the appointment of Mr Michael Kleinig as Manag er Pharmaceutical Development. Michael was formerly a Senior Research Scientist at CSL Limited, where he worked for 15

epitan
EpiTan Limited
Level 10, 52 Collins Street
Melbourne 3000
Australia
tel +61 3 9662 4688
fax +61 3 9662 4788
www.epitan.com.au

years in research and development in both the pharmaceutical and bioplasma divisions. He graduated from Swinburne Institute of Technologywith a double major in Applied Science and Biochemistry.

Michael has experience in the fields of drug delivery and controlled release and his main responsibility at EpiTan is investigating the most suitable methods of delivery for Melanotan.

Michael joins Dr Stuart Humphrey, Manager - Clinical Development, on the management team responsible for moving melanotan towards market approval.

In March this year, we were delighted to announce that one of Australia's leading dermatologists, Clinical Associate Professor Alan Cooper OAM, had agreed to join our board as a non-executive director.

Professor Cooper is head of the Dermatology Department at Sydney's Royal North Shore Hospital. He is President-Elect of the Australasian College of Dermatologists and is Chairman of the Australian Dermatology Research and Education Foundation.

His medical background in skin cancer and wide-reaching professional affiliations in dermatology, the pharmaceutical industry and academia complement the Board's financial and entrepreneurial skill base.

In June this year Mr Malcolm McComas resigned as a director of the company to pursue other business commitments. He was a board member since the incorporation of EpiTan in 1999 and made a significant contribution to the company's development, especially during the listing process.

In September, the company announced the appointment of Mr Stanley McLiesh as a non-executive director. Mr McLiesh is a former General Manager, Pharmaceuticals, at CSL Limited, and was closely involved in the transition of the company from government ownership through corporatisation to a highly successful listed company.

During a career spanning 25 years at CSL, Mr McLiesh brokered numerous in-licensing agreements with international companies enabling CSL to expand into new markets profitably. He was closely involved in merger and acquisition negotiations and the establishment of successful partnerships and collaborative relationships.

Needless to say, he brings to EpiTan extensive experience in commercialising pharmaceutical products internationally.

Mr McLiesh joined Professor Cooper, Dr Hank Agersborg, Dr Terry Winters and myself on the board. We believe firmly that the board has all the skills required to pursue further drug development and commercialisation.

Dr Terry Winters will give a brief summation of overseas biotechnology and pharmaceutical industry trends later in the meeting.

Melanotan Project Progress

This is, of course, the raison d'etre of our business, and I am delighted to say that EpiTan has moved ahead significantly in this area. On the 18th of March we announced the successful completion of our Phase I/II clinical trial on Melanotan at the Royal Adelaide Hospital. The trial was conducted by clinical trial research group CMAX and involved 16 volunteers, 12 of whom were given Melanotan by sub-cutaneous injection while four were given placebos.

The primary objective of the trial was to reaffirm the favourable safety assessment and stimulation of melanin production in the skin from previous clinical trials undertaken in the USA.

The trial found that there were no serious adverse side effects from the drug, as well as confirming what the earlier pilot scale USA trials had already told us - that Melanotan caused a statistically significant elevation in calculated melanin density in the skin.

We were delighted to announce last week that we had received Ethics Committee approval from Sydney's Royal Prince Alfred Hospital to commence a Phase IIb trial on Melanotan. This will be carried out by Professor Ross Barnetson, a world authority in the field of photobiology, ultraviolet skin damage and the

immunology of skin tumours. Many of you may know that Royal Prince Alfred Hospital is a leading hospital in Australia for clinical research.

The trial will determine the ability of Melanotan to reduce the degree and toxicity of sunburn in approximately 80 healthy volunteers exposed to ultraviolet light both before and after a regime of Melanotan. The drug will be administered daily for 10 days in each of three consecutive months. Twenty volunteers will receive placebos. The study will commence in the next month and will take around eight months to complete.

We are aware that the announcement of the Sydney trial took longer than we had hoped for or expected. The reality is that ethics committees are more used to dealing with therapeutic drugs than preventative drugs.

To announce the go-ahead was to achieve another major milestone your company's development. In moving to Phase IIb trials EpiTan has joined a very select group of companies. In fact, of the 250-odd core biotech companies in Australia – both unlisted and listed – only 14 have drugs at this level of development.

We remain convinced that development of Melanotan will satisfy a major unmet medical need, presently estimated to be greater than A$3 billion per annum worldwide.

We have also made good progress with the Southern Research Institute, headquartered in Birmingham, Alabama. In June we announced the signing of a collaborative agreement with the institute, where Southern Research will develop a sustained release delivery formulation for Melanotan for use in the ongoing clinical trial program. The new formulation will enable Melanotan to be continuously released into the body over time, requiring only one injection for up to a six-month period. This will be more user-friendly than the daily injections being used in the current trials.

Finances

On the financial front I am pleased to say that we have managed your money very well. We spent less than was budgeted for, and we have kept a tight rein on spending, with only five employees without significant overheads.

While the cost of future trials will be substantial, these are of course necessary to bring our product to commercialisation.

Currently EpiTan retains more than 3.4 million dollars in reserves.

We are however, adopting the prudent approach of seeking shareholder support for the issue of 20 million shares to raise more funds when and if the need arises. This will give the board the entitlement to raise more money, and reflects, I believe, the forward thinking nature of your board.

I urge you to support the resolution.

In this approach to fundraising, we would wish to raise more money when the company's share price more accurately reflects the potential of your company. On this score, we are of course at the hands of the vagaries of the market and investor sentiment, both in Australia and internationally.

We have also addressed other ways to facilitate funding outside the share issue.

Funding could come, for example, by partnering. Following the success of our phase I/II trials in Adelaide, EpiTan has fielded several enquiries from major pharmaceutical companies exploring the possibility of partnership arrangements.

This demonstrates the interest frommajor parties in what we have achieved to date. It, of course, opens up a whole raft of possible funding alternatives – not only for further trials, but towards registering and commercialising the drug, and towards distribution.

An expanded capital base resulting from a partnership could free up EpiTan to pursue other projects. To this end, we have been routinely monitoring new projects in the dermatology/life sciences markets.

Expansion into Dermatology

In mid-September we announced plans to expand the company's operating base to include new leading-edge dermatology products, sourcing products from other countries to market in Australia, to create a positive cash flow. The plan is to complement our commitment to dermatology and skin care.

To advance this expansion, we appointed Mr Tom Laughlin as a US-based consultant to the company. Mr Laughlin has extensive experience in sourcing and marketing pharmaceutical products internationally, having held positions of increasing responsibility with Pfizer, Proctor & Gamble, Pharmacia & Upjohn and Bayer.

Together with the experience of Mr Stan McLiesh, this appointment will facilitate the move into a cashflow business.

In conclusion, let me say that your board is delighted with the company's progress in the past year. We have:

- Completed a major human trial and announced the imminent start of another, which puts us in a very select group.
- Made significant headway in drug delivery techniques, and are confident that the accepted mode of delivery for Melanotan will be via a once-a- season injection, delivered before summer, and
- Strengthened the company's human resource base, at both operational and board level.

EpiTan has now developed into a truly global company. Though small, we operate in several countries and many areas in Australia.

We have, for example:

- research and development operations at Monash University here in Victoria
- performed clinical trials in Adelaide and are about to start them in Sydney
- preparations in place for carrying out trials in Brisbane
- a drug being manufactured in the USA and Belgium
- a formulation of the drug being prepared in Holland
- a collaborative arrangement for drug formulation in Alabama, USA
- continued with pre-clinical trial programs in the UK ,New South Wales and South Australia, and
- programs of ongoing research and development of drug formulation in the pipeline in other European countries and Australia

In addition, we have attracted the interest of both international and local media, fielding calls from journalists as far afield as Chicago, Vancouver, London and Saigon. We have featured on programs on the BBC, CNBC and CNN and in the print media in Time Magazine, The Independent, The Times in London and in the New York Post.

As a result we see no reason why interest in your company and in our research and development will wane.

I wish to give special thanks to the overseas directors for joining us here today, and for the extensive time and wise input the full board gives to EpiTan's business. I also thank the management and staff at EpiTan for their achievements and devotion to their tasks. Most importantly, I thank you the shareholders for your continued support throughout the year. I have met with many of you over this time and have enjoyed our discussions together and hope to continue this collaboration.


RECEIVED
2004 MAY -7 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

epitan

1 November 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting
EPITAN LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

To elect Dr Cooper as a Director of the Company

Votes where the proxy directed to vote 'for' the motion 46,073,515

Votes where the proxy was directed to vote 'against' the motion 107,000

Votes where the proxy may exercise a discretion how to vote 1,601,992

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 14,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To elect Mr McLiesh as a Director of the Company

Votes where the proxy directed to vote 'for' the motion 46,093,515

Votes where the proxy was directed to vote 'against' the motion 87,000

Votes where the proxy may exercise a discretion how to vote 1,601,992

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 14,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

epitan
EpiTan Limited
Level 10, 52 Collins Street
Melbourne 3000
Australia
tel +61 3 9662 4688
fax +61 3 9662 4788
www.epitan.com.au

To re-elect Dr Winters as a Director of the Company

Votes where the proxy directed to vote 'for' the motion 46,084,515

Votes where the proxy was directed to vote 'against' the motion 87,000

Votes where the proxy may exercise a discretion how to vote 1,601,992

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 23,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To approve the placement of the 20 million shares

Votes where the proxy directed to vote 'for' the motion 44,580,736

Votes where the proxy was directed to vote 'against' the motion 1,539,609

Votes where the proxy may exercise a discretion how to vote 969,492

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 64,170

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

To re-appoint Dr Agersborg as a Director of the Company

Votes where the proxy directed to vote 'for' the motion 38,619,400

Votes where the proxy was directed to vote 'against' the motion 1,796,667

Votes where the proxy may exercise a discretion how to vote 7,362,440

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 18,000

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a special resolution.

1st November 2002
Mr David McBain
Company Secretary

---

epitan
EpiTan Limited
Level 10, 52 Collins Street
Melbourne 3000
Australia
tel +61 3 9662 4688
fax +61 3 9662 4788
www.epitan.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EPITAN LIMITED

ABN	Quarter ended ("current quarter")
88 089 644 119	30 SEPTEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(53)	(53)
	(b) advertising and marketing	-	-
	(c) research and development	(430)	(430)
	(d) leased assets	-	-
	(e) other working capital	(306)	(306)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	65	65
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	(724)	(724)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3months) $A'000
1.8	Net operating cash flows (carried forward)	(724)	(724)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(3)	(3)
	(d) physical non-current assets	(12)	(12)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b)equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)		
	Net investing cash flows	(15)	(15)
1.14	**Total operating and investing cash flows**	(739)	(739)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(739)	(739)
1.21	Cash at beginning of quarter/year to date	4,414	4,414
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	3,675	3,675

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	111
1.25	Aggregate amount of loans to the parties included in item 1.11	NIL

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	222	37
4.2 Deposits at call	3,453	4,377
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	3,675	4,414

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	N/A	N/A
5.3 Consideration for acquisition or disposal	N/A	N/A
5.4 Total net assets	N/A	N/A
5.5 Nature of business	N/A	N/A

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

epitan

ASX & Media Announcement
EpiTan Announces Start of Phase II Human Trials

Thursday 24 October 2002

Melbourne: EpiTan Limited (ASX:EPT) today announced it had received Ethics Committee approval from Sydney's Royal Prince Alfred Hospital to commence Phase IIb trials on its tanning drug, Melanotan.

The Phase IIb trial will be carried out by Professor Ross Barnetson, a world authority in the field of photobiology, ultraviolet skin damage and the immunology of skin tumours. Royal Prince Alfred Hospital is a leading hospital in Australia for clinical research.

The trial will determine the ability of Melanotan to reduce the degree and toxicity of sunburn in approximately 80 healthy volunteers exposed to ultraviolet light both before and after a regimeof Melanotan. The drug will be administered daily for 10 days in each of three consecutive months. Twenty volunteers will receive placebos.

It is planned that the study will commence in the next month and will take around eight months to complete.

"This Phase II trial represents a major milestone in our company's advancement towards commercialisation," said the company's Managing Director, Dr Wayne Millen. "We are convinced that the study will demonstrate that Melanotan will reduce the incidence of sunburn and therefore reduce skin damage. We believe that development of this drug will satisfy a major unmet medical need, presently estimated to be greater than A$3 billion per annum."

The trial follows the success of EpiTan's Phase I/II study in Adelaide, reported earlier this year.

Melanotan stimulates the production of melanin in the skin allowing development of a tan without exposure to harmful levels of ultraviolet light. "Most skin damage is caused by excessive ultraviolet light in the process of acquiring a tan. Melanin acts as a physical barrier or a filter to shield the vulnerable cells of epidermis against ultraviolet radiation," said EpiTan's Clinical Development Manager Dr Stuart Humphrey. "If you get a tan using Melanotan, then maintain the tan, evidence suggests you will suffer less skin damage."

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate, Melanotan.
Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. It allows a tan to develop without exposure to harmful levels of ultraviolet light.
Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight and ultraviolet (UV) radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.
Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. Skin cancer rates among white Americans for example, are 100 times higher than those among the African American population.
Melanotan is a synthetic analogue of the body's own tanning hormone alpha-MSH. Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.
Epitan is listed on the Australian Stock Exchange (ASX:EPT)

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited
Tel: 61 3 9662 4688
mail@epitan.com.au
Richard Allen, Monsoon Communications
Tel: 61 3 9620 3333


annual report to shareholders
epitan
2002

EpiTan Limited ABN 88 089 644 119
Level 10, 52 Collins Street Melbourne Victoria 3000 Australia
Telephone 613 9662 4688 Facsimile 613 9662 4788
www.epitan.com.au

company profile

EpiTan Limited is a drug development company with a focus on reducing skin damage and skin cancer. It has the exclusive worldwide rights to continue the development of and commercialise its drug candidate Melanotan® which has the ability to increase the concentration of melanin in the skin. In doing so, Melanotan has the potential to reduce the incidence of skin damage from sun exposure and thus skin cancer. To expand its emphasis on skin protection, EpiTan has made the strategic decision to move into dermatology product manufacture and distribution. This will involve in-licensing leading-edge products from North America and Europe for distribution in the Australasian region. This strategy is intended to generate positive cash flows for the company, and at the same time to prepare the ground for the distribution of Melanotan and other EpiTan-developed products. As a consequence of the advanced stage of development of Melanotan, EpiTan maintains an alert for identifying other drug candidates which would be compatible with its dermatology focus or with its peptide technology base.

Melanotan® is a registered trademark in Australia of the EpiTan group



hairman & managing director's report

Dear Shareholder

I am vey pleased to report that in EpiTan's first full year as a listed public company we:

- have made exciting clinical progress with our lead drug candidate Melanotan,
- are well on our way to developing a proprietary slow release dosage form,
- have restructured the Board to increase clinical dermatology and pharmaceutical expertise,
- have managed the company's funds prudently, and
- have benefited from worldwide publicity of the Melanotan class of drugs.

Taking these in turn:

These key appointments of Professor Cooper and Mr McLiesh markedly increase the expertise of the Board and its ability to accommodate Epitan's progress with its Melanotan project and in-licensing of dermatology products.

Clinical & pharmaceutical development

In March we reported on the first trial carried out at the Royal Adelaide Hospital under controlled conditions suitable for regulatory purposes. These results confirmed those from pilot studies conducted at the University of Arizona on about 100 volunteers. The study with 16 volunteers under conditions that rigorously excluded sunlight confirmed the safety of Melanotan and provided proof of principle that our lead drug causes the production of melanin pigment in skin throughout the body. To our knowledge, this is the first time this has been demonstrated by any drug.

Based on the knowledge that we have a drug that produces melanin, we immediately commenced the development of a more suitable dosage formulation and contracted an experienced US drug delivery group to produce a 30-day sustained-release form. This work is proceeding very well and the dose formulation will be available soon and will be used in subsequent clinical trials. It will be more user-friendly than daily injections, may be more efficacious and will be much less costly.

Board of directors

With EpiTan now one of the few Australian biotechnology companies involved in advanced stage clinical trials, we have restructured the board to bring on more specialist pharmaceutical talent. Having guided the company through its early fund raising and public listing, both Mr Graeme Salthouse and Mr Malcolm McComas have stepped down. We are grateful for their early contribution and wish them well in their new endeavors. Joining the Board are Professor Alan Cooper, OAM, one of Australia's leading dermatologists, and Mr Stanley McLiesh, formerly General Manager, Pharmaceuticals at CSL Limited. They bring strong clinical dermatology and pharmaceutical sales, marketing and partnering experience respectively, which will be crucial as EpiTan grows. Along with our two US directors, we now have an enviable concentration of pharmaceutical knowledge on our Board, something few Australian companies can match.

Financial position

I want to stress that the Company is developing Melanotan very cost effectively. EpiTan has only five employees and has not built a substantial overhead. We utilise outside services for most pharmaceutical development functions, minimising the expense of in-house employees and avoid establishing our own laboratories. Substantial clinical progress has been made by spending only a fraction of what many companies do to achieve clinical results. We intend to maintain this approach and thereby maximize shareholder funds.

EpiTan's cash resources at the beginning of the 2002 year were $6.98 million. Cash outlays during the year amounted to $2.93 million including $1.57 million on clinical trials and drug formulation research and development. $76,000 was expended on plant, equipment, patent and trade mark applications and $1.28 million on suppliers, employee and corporate costs. After interest and GST refund amounts of $367,000 net cash outflow amounted to $2.56 million.

This resulted in a loss of $3.14 million after writing off eligible research and development expenditure of $1.50 million and amortising of intellectual property of $748,000.

The 2002 budget forecast was for a total expenditure of $3.8 million with $2.5 million assigned to the Melanotan project. The under-budget figure of approximately $900,000 reflects the late start of the Phase II clinical trial program.

For the Melanotan project alone, cash budget estimates for the 2003 financial year are:

	$(million)
preclinical & clinical studies	1.8
drug formulation development	1.4
suppliers, employees, corporate	1.4
Subtotal	4.6
cash at bank 1 July 2002	4.4
interest, income, GST refund	0.5
Net surplus 30 June 2003	0.3

The challenge facing us over the next few years is access to capital in a very hostile market. Australian life science companies have followed US companies in a severe downward spiral and we cannot predict the upturn. While our unique clinical progress may allow us to access capital markets, your Board has deemed it prudent to also look elsewhere for capital. Fortunately, we now have two highly-rated potential sources:

Entering the dermatology products business in Australia.
In preparation for our own marketing of Melanotan to dermatologists, we can source products from other countries to market in Australia and thereby create a positive cash flow to support the Company. Our rights to Melanotan can be used as an asset to secure such products. We have retained an experienced US based executive to implement this process.

Corporate partnering with larger pharmaceutical companies.
We have had a number of approaches from multinational companies and are entering into discussions. Such a partnership could yield substantial upfront payments, financial support of clinical trials and royalty payments in return for licensing rights to selected worldwide markets.

Given the decision to expand operations to a cash flow position based on the in-licensing of dermatology products and the need to continue the momentum of the Melanotan project the Company will require new capital.

The Board recognises that EpiTan already has a strong focus in dermatology and on 17 September EpiTan announced plans to expand the Company's operating base to include new leading-edge dermatology products.

To accommodate working capital estimates of $1 million for the dermatology products operation, and $2 million capital for the Melanotan project, shareholders are asked to agree to the resolution to be put to them at the November 2002 Annual General Meeting of Shareholders to allow directors to issue up to 20 million shares in EpiTan over the ensuing three month period.

Investor relations - communications

I have been overwhelmed at times with enquiries from interested parties as a result of the worldwide media interest in the family of MSH analog drugs developed at the University of Arizona. These drugs, of which Melanotan is one, can cause a variety of effects in humans including tanning, erections and satiety (loss of appetite), causing them to be dubbed 'Barbie drugs' after the 'perfect' toy doll of the same name. While we are cautious of this kind of publicity, it serves as an indication of the strong interest in our drug and confirms our assessment of the large size of the potential market.

The Melanotan story has been covered widely by both the Australian and international media with over 100 news items appearing across various media including Time Magazine, the New York Post, The Independent (London), The Times (London), CNBC, CNN, Fox News Channel and the BBC.

EpiTan's website has provided information about the Company and the Melanotan project to thousands of visitors throughout the year. Traffic to the site has consistently increased, with the strongest international interest from North America. The site's subscriber base has nearly tripled to over 2000, enabling worldwide interest to be serviced by immediate access to company announcements.

Some 40 presentations on EpiTan's technical plans, corporate objectives and operational strategies have been given to the financial community by directors, managers and company consultants. These have been well received and there is clearly now a greater understanding of EpiTan's activities in the market place.

Communication programs will be on-going during the 2003 year to maintain a continuous flow of information on progress to all stakeholders.

The coming year

There has been a plethora of articles appearing in newspapers, scientific publications and websites relating to skin cancer issues. These have covered descriptions of skin cancers, their prevalence and what precautions can be taken to minimise the risk of developing them. Dermatologists are becoming more aggressive in their educational stance on skin cancers and health ministries of more countries are now embracing the precepts of the well known Australian awareness campaign 'Slip! Slop! Slap!' for protection of the skin.

Sales of safe 'sunless' tanning products have blossomed in this environment, while expansion of the tanning salon industry using UV radiation has also been explosive. Some 45,000 venues are now providing this form of tanning in the US and the market for tanning in the US alone is estimated at US$5 billion per annum.

Worldwide medical science and health agencies are stepping up educational advice to protect against skin cancer in parallel with the strong urge of many to still acquire a tan.

Given this background, and the fact that skin cancers are the most prolific of all cancers, the rationale for the development of Melanotan for reduction of sun exposure skin damage by a managed approach is substantial.

The clear objectives of the past year have been implemented, in the main, by your Company. It is envisaged that the clinical program will be on track shortly with further milestone targets in sight. The new venture into dermatology products for EpiTan brings with it the opportunity to produce cash flows from an ever increasing sales base in the Australasian region. With these strategies EpiTan is well placed to provide enhanced value to shareholders.

Once again, the contribution of your directors, management, staff and consultants to EpiTan 's advancement has been of paramount importance. The diverse backgrounds and experience of the EpiTan team is one not seen in many other companies of this nature in Australia. I personally thank them for working together, with me, and towards the success of EpiTan.

Again this year I have had significant contact with shareholders. The unifying theme has unquestionably been the deep interest shown in the Company 's project development and a confidence in the Company 's strategic direction. There has also been tacit understanding of how the Australian life science markets have been influenced by the global downturn in this sector and the impact this has had on small companies like EpiTan.

As EpiTan's largest shareholder, I am deeply committed to the Company's success and have my future at stake. I welcome the opportunity to speak with shareholders and particularly look forward to meeting with many of you at the November 1 Annual General Meeting when our full Board will be present.

Dr Wayne Millen
Chairman and
Managing Director

Dr Wayne Millen BSc (Hons) PhD FRACI C CHEM FAusIMM AFAIM - Chairman and Chief Executive Officer Dr Millen is the founding Managing Director of EpiTan Limited. He has a PhD in chemistry and biochemistry from the University of Western Australia and is a Chartered Chemist with extensive experience over 30 years operating his own commercial enterprises. In 1967, as a Fulbright scholar, Dr Millen undertook biochemical research in the Molecular Biology Institute at the University of California, Los Angeles, with Nobel Prize laureate Dr Paul Boyer. In 1970, he established his own consultancy business, the Pilbara Group, for the testing and assessment of biological, environmental and mineral materials, which grew to be the largest organisation of its kind in the Australasian region. In 1983, Dr Millen moved into the area of venture and development capital investment with an emphasis on companies involved in technological innovation. He has maintained this focus to the present time and has been the lead investor and strategist in several private and public companies. Dr Millen's scientific and business experience, along with his proven entrepreneurship has been instrumental in maximising corporate opportunities for EpiTan. **Dr Helmer Agersborg** BS PhD - Non-executive Deputy Chairman Dr Agersborg received a PhD in Physiology from the University of Tennessee in 1957 and shortly after was appointed to the position of Clinical Physiologist at Wyeth Laboratories in Pennsylvania, US. In 1975, he was promoted to Vice-President, Research and Development with responsibility for research, chemical, pharmaceutical and biological development, quality assurance and regulatory affairs. In 1985, he was given the additional responsibility for clinical research and made Senior Vice-President. In 1987, American Home Products began to merge its international, Ayerst and Ives and AH Robins research and development activities into one unit, Wyeth-Ayerst Research, an organisation of approximately 3000 people. Dr Agersborg was made President, Wyeth-Ayerst Research in 1987. During his distinguished forty years in the pharmaceutical industry companies under his direction had more than 50 new drug applications approved in the US, many marketing applications approved outside the US and innumerable IND's accepted around the world. Following his retirement from Wyeth-Ayerst in 1990, Dr Agersborg became involved in a series of start-up pharmaceutical development companies. Dr Agersborg is currently Chairman and President of MelanoTan Corp, President of Afferon Corp and director of Virxsys Corporation, all pharmaceutical companies. Dr Agersborg contributes broad international pharmaceutical development experience at the highest level to the Company.



directors

EpiTan has drawn together international expertise to develop and commercialise its leading drug candidate Melanotan.

The board comprises directors from Australia and the US with experience in dermatology, drug commercialisation, start-up and mature pharmaceutical company management, venture capital, partnering and licensing in the pharmaceutical industry and listing corporations both in Australia and the US.

The company's team of directors, managers, consultants and staff are committed at the highest level to the Company's success.

Dr Terry Winters BSc PhD - Non-executive Director Dr Winters is a director of four private US based companies: MelanoTan Corp, licensor of EpiTan's technology; Alliance Medical Corp, a medical device company and iPhysicianNet, which is pioneering electronic pharmaceutical detailing. He is CEO and a member of the board of Afferon Corp which is developing vanilloid drugs for incontinence, rhinitis and headache. Dr Winters is also a Special Limited Partner of Valley Ventures, a $90 million venture capital fund based in Scottsdale, Arizona. Dr Winters was formerly an experimental chemist and licensing manager with Goodyear Tyre & Rubber Co. in Ohio and then licensing manager with Diamond Shamrock and Vice-President of DS Ventures, investing in life science projects. In 1983, he co-founded, and is a General Partner of Columbine Venture Fund which has invested over $125 million in life science and technology companies in the western US. From the Columbine investments, successful companies have been Orthologic Corp, CollaGenex Pharmaceuticals, Nanophase Technologies, Curis, Neogen (all NASDAQ quoted) and Microgenics. Dr Winters' understanding of US financial markets, particularly capital raising and Nasdaq listing brings an international perspective to the Company's global corporate planning. **Professor Alan Cooper, OAM** BSc MBBS FACD, Professor of Dermatology - Non Executive Director Professor Cooper provides valuable specialist dermatology experience to the company. A dermatologist for over twenty-five years, Professor Cooper has held offices at the highest level in his field. He is currently Head of the Dermatology Department at Sydney's Royal North Shore Hospital, with a clinical academic appointment at the University of Sydney. He is also President-Elect of the Australasian College of Dermatologists. Professor Cooper completed his medical training at the University of Sydney and post-graduate training in dermatology at Royal North Shore Hospital and the Mayo Clinic in the US where he obtained his Dermatology Board qualifications. He is the founding director of the Australian Dermatology Research and Education Foundation and a Councillor on the Dermatology Research Foundation of the University of Sydney. A past secretary general of the World Congress of Dermatology, Professor Cooper has recently completed a ten-year term as a Director of the International Foundation of Dermatology along with a ten-year term as a member of the International Committee for Dermatology. Professor Cooper also operates a private practice as a consultant dermatologist and has been an adviser to pharmaceutical companies. His medical background in skin cancer and wide-reaching professional affiliations in dermatology, the pharmaceutical industry and academia complement the Board's financial and entrepreneurial skill base. **Mr Stanley McLiesh** BEd – Non Executive Director Mr McLiesh has extensive experience in commercialising pharmaceutical products internationally. Formerly General Manager, Pharmaceuticals at CSL Limited, he was closely involved in the transition of CSL from government ownership through corporatisation to a highly successful listed company. While at CSL, Mr McLiesh brokered numerous in-licensing agreements with international companies which enabled CSL to expand into new markets profitably. The rapid acceleration of growth in sales and marketing associated with this in-license activity resulted in the establishment by Mr McLiesh of new sales and marketing teams. He has also been closely involved in a number of merger and acquisition negotiations; the establishment of partnerships and collaborative relationships; quality control, manufacturing and the negotiation of supply agreements for CSL's export products to international markets. Mr McLiesh's considerable experience in the international pharmaceutical industry will facilitate EpiTan's expansion strategies.

• Dr Wayne Millen • Dr Helmer Agersborg • Dr Terry Winters
• Professor Alan Cooper, OAM • Mr Stanley McLiesh



Dr Stuart Humphrey BSc (Hons) PhD - Manager-Clinical Development Dr Humphrey brings to the Company extensive experience in the management of scientific and clinical development projects within multinational pharmaceutical environments. His clinical development and regulatory background in the field of oncology will be instrumental in progressing the company's clinical trial program. Dr Humphrey has an Honours degree in Biochemistry from the University of Liverpool and a Doctorate of Philosophy from the University of Auckland with 30 years experience in research and pharmaceutical project management. He has held the positions of Regional Operations Manager at Omnicare Clinical Research, a large international Clinical Research Organisation and Regulatory Affairs Manager and Manager Scientific Clinical Development with Bristol-Myers Squibb in Australia and New Zealand. This year, Dr Humphrey developed and successfully coordinated the company's first Australian Phase I/II clinical trial for Melanotan conducted by CMAX Pty Ltd at the Royal Adelaide Hospital. He also put in place arrangements for EpiTan's Phase II 'sunburn' trial which will investigate the effectiveness of Melanotan in protecting against sunburn. **Mr Michael Kleinig** BAppSc (Chem/Bio) - Manager-Pharmaceutical Development Mr Kleinig's broad knowledge in the fields of process development (from research scale through to commercial scale), project management, immunology and protein chemistry make him well suited to his role as Manager-Pharmaceutical Development. Mr Kleinig was formerly a Senior Research Scientist at CSL Limited where he was employed for 15 years, working in research and development in both the Pharmaceutical and Bioplasma divisions. He graduated from Swinburne Institute of Technology with a double major in Applied Chemistry and Biochemistry. His primary responsibilities at EpiTan are to investigate the best method(s) of delivery for Melanotan and secure a suitable commercial scale manufacturer of the synthetic peptide. This year he has established a collaborative relationship with Southern Research Institute, a world market leader in drug-delivery technology, to develop a sustained-release delivery formulation for Melanotan for use in the Company's ongoing clinical trial program. **Ms Nicole Burnard** Executive Assistant Having previously held positions in international marketing and corporate administration, Ms Burnard is well equipped to contribute to the Company in a broad range of areas from investor, media and public relations to office administration. She was responsible for the establishment of the EpiTan head office in 2000. At that time she developed a contemporary office infrastructure with the installation of secure computer and communications systems in keeping with the demands of a technically advanced organisation and a listed Company. In her current role, Ms Burnard liaises with stakeholders, the media and consultants to the company, coordinates the production of Company documents and website, supervises support staff and is involved in assisting company directors and technical management.



anagement, consultants and collaborative partners

EpiTan's management team has extensive experience in the commercial management of scientific and clinical development projects within multinational pharmaceutical environments and a broad knowledge of process development and project and corporate management.

Consultants to the Company provide specialist knowledge where required and include the inventors of Melanotan and eminent scientists in the field of skin cancer research and dermatology

Consultants

Professor Robert Dorr BS MS PhD RPh - Scientific Consultant Professor Robert Dorr is co-inventor of the Melanotan technology and was the principal investigator in Melanotan's preclinical and clinical studies performed to date in the US. He continues to have an active involvement in the Melanotan project as a consultant. Professor Dorr has a PhD from the College of Medicine at the University of Arizona, and is currently the Professor of Pharmacology and Director of the Pharmacology Research Program at the Arizona Cancer Center. He is a registered pharmacist in Arizona and California, holds twelve US patents for anti-cancer drugs and drug delivery devices, and has authored over 150 scientific articles. Professor Dorr addressed shareholders at the last Annual General Meeting. He advises on trial protocol issues with EpiTan's clinical trial investigators, new patent matters and gives presentations to the financial community, stakeholders, researchers and media groups. His expertise includes new drug formulation, animal models of cancer and toxicity assessment and clinical pharmacokinetics of new agents. He is a member of the American Association for Cancer Research, the Southwest Oncology Group and the International Society of Oncology Pharmacy Practice, in which he received the Outstanding Biotechnology Award in 1999. **Professor Terry Dwyer** AM, MB BS MPH MD - Scientific Consultant Professor Dwyer is Director of the Menzies Centre for Population Health Research managing a staff of 70 and coordinating research projects including those on cancer, heart disease, multiple sclerosis, childhood asthma and diabetes. He has studied at Yale and worked at Baylor College of Medicine, Houston and the CSIRO Division of Human Nutrition, Adelaide. Professor Dwyer has a particular interest in the role that melanin plays in protecting individuals against skin cancer. In carrying out his research, Professor Dwyer has pioneered a method of measuring melanin density in the skin using an instrument called a spectrophotometer. The spectrophotometer shines light on a small section of the skin and, by measuring the amount of light reflected, a very accurate measurement of the melanin density can be made. EpiTan has used this measurement system with success in its clinical trial program to date. As an integral part of his work with EpiTan Professor Dwyer's team is measuring the genotype of clinical trial subjects to obtain an estimate of the genetic risk of developing skin cancer. **Mr Thomas Laughlin** BA MBA - In-Licensing Consultant Mr Laughlin has had a distinguished career in the marketing sector of the pharmaceutical industry. He has held positions at the highest level in the world's largest pharmaceutical companies, successfully growing sales through identifying and building new business and revitalizing existing brands. Mr. Laughlin has had positions of increasing responsibility with Pfizer, Procter & Gamble, Pharmacia & Upjohn, and Bayer. As Senior Vice President & General Manager of Consumer Healthcare at Pharmacia & Upjohn, Mr. Laughlin directed the development and launch of several prescription to over-the-counter (OTC) switches including Rogaine®hair growth treatment. Mr. Laughlin has also directed the marketing of numerous other dermatology products including the Oil of Olay® line of skin care products for Procter & Gamble. In 1995 and 1996 he was Chairman of the Board of Directors of the Consumer Healthcare Products Association, the OTC industry's peak trade association. As part of its plans to expand its operation base, EpiTan has contracted Mr Laughlin to investigate in-licensing dermatology products for the Australasian region that will complement the Company's existing interests in skin care.

Collaborative partners

To complete the existing loop of expertise, EpiTan has further developed collaborative relationships with renowned Australian and American research organisations. In Australia, these include Monash University, Melbourne, the Institute of Medical and Veterinary Science, Adelaide and the Genetic Epidemiology Unit at the Menzies Centre for Population Health, Tasmania. The Company is also working with Southern Research Institute in Alabama, USA to develop a sustained-release delivery formulation for use in the Company's clinical trials. The innovative technologies being used in this collaborative work have significantly increased the body of information the Company has about Melanotan and ongoing studies may provide valuable insights into new therapeutic applications for Melanotan.

• Dr Stuart Humphrey • Mr Michael Kleinig • Ms Nicole Burnard





melanotan

Given that Melanotan has the potential to reduce skin damage by stimulating the body's own protective tanning mechanism, the global markets for Melanotan are substantial.



High-tech skin protection

EpiTan has the exclusive worldwide rights to develop and to commercialise Melanotan. Melanotan, like sunlight or ultraviolet (UV) light, triggers the production of melanin in the skin, causing a tan. Melanin acts as an internal sunscreen to protect the body from UV light. By increasing melanin production without exposing the skin to dangerous levels of UV light, a reduction in skin damage and a reduction in skin cancer is possible. With skin cancers the most common of all cancers, EpiTan is addressing a major unmet medical need.



EpiTan has elected to pursue the development of Melanotan in Australia, a country with the highest rate of skin cancer in the world. Being based in Australia allows the company access to internationally recognised research institutions and skin cancer experts at costs far less than those in the US or Europe. The widespread culture of skin cancer awareness in Australia also contributes significantly to EpiTan's corporate profile.

That Melanotan is a uniquely preventative drug candidate affords additional cost benefits for its development cycle. Costs to conduct clinical trials are considerably less than those for a therapeutic drug due to the shorter duration of trials and the fact that only healthy volunteers are required.

Given that Melanotan has the potential to reduce skin damage by stimulating the body's own protective tanning mechanism, the estimated markets for Melanotan are substantial. It addresses a major unmet medical need for a drug that has the potential to reduce the incidence of skin cancer, and indirectly an unmet need for safe, natural and long lasting sunless tanning.

Skin cancer is a major global health issue affecting millions of lives and costing economies billions of dollars in treatment and loss of production.

According to the World Health Organisation between 2 and 3 million non-melanoma skin cancers and over 130,000 malignant melanomas occur globally each year, and these numbers are rising.

Australia has the highest rate of skin cancer in the world. Two out of every three Australians are at risk of developing some form of skin cancer in their lifetime. More than 8,000 people are diagnosed with melanoma and nearly 300,000 develop a non-melanocytic skin cancer each year. Of all forms of cancer, it results in the highest costs to the nation's health system, costing the country in the vicinity of $500 million per year.

In the US, more than 1 million cases of common skin cancers occur annually and it is expected that approximately 53,000 new cases of melanoma will be diagnosed this year. In 1990 melanoma treatments in the Medicare program cost US$1.1 billion.

Increasing awareness that UV exposure is the primary cause of skin damage and skin cancer drives the global industry for sun care products. In the US alone sales of sun protection products are forecast to expand 5.9% per annum to US$440 million in 2005. In Australia, sales of sun protection products were approximately $46 million in 2000, an increase of almost 36% on 1996 in current value terms.

Like sunscreens, Melanotan is being developed as a preventative to reduce the incidence of skin damage. It differs in its approach from sunscreens in that for its effectiveness, it relies on the stimulation of the body's natural defence mechanism against UV light.

EpiTan's prime focus is on the unmet medical need for an ethical drug to reduce the incidence of skin damage. Estimates of this global market are in excess of US $1.5 billion per annum

Alongside increasing skin cancer awareness is the escalating popularity of tanning. Surveys show that while more people are aware of the dangers of unshielded exposure to UV radiation, the desire to be fashionable outweighs their health concerns. This is evidenced by the rapid growth of the global tanning salon industry.

The American Academy of Dermatology estimates that one million Americans are visiting tanning salons every day. In Australia, there are approximately 1200 solariums generating an estimated $80-150 million per annum, and in the UK, the industry is estimated at £100 million per annum.

Estimated global markets for a safe tanning drug can be made on the basis of the use of tanning salons. For the US alone that market is in excess of US$5 billion.

Given the sound science behind its genesis and its development to date, the Melanotan project has reached the stage of maturity for more detailed Phase II clinical programs. EpiTan's major objective is to accelerate these programs to deliver a commercial product into global markets in the shorter term.

Melanotan is a synthetic analogue of α-MSH (alpha-Melanocyte Stimulating Hormone), a hormone which occurs naturally in the body and is responsible for the production of melanin in the skin. Melanotan, however, is 1000 times more active and has a longer duration in the body than α-MSH.

The skin: damage and protection

The skin is the human body's largest organ and chief barrier against harmful environmental agents including the cancer-causing rays of the sun. EpiTan is developing a unique scientific approach to sun safety and skin management with its leading drug candidate Melanotan. Melanotan has the potential to offer protection against UV light (photoprotection) by triggering the body's own natural defence mechanism – melanin production.

Melanotan is a synthetic analogue of α-MSH (alpha-Melanocyte Stimulating Hormone), a hormone which occurs naturally in the body and is responsible for the production of melanin in the skin. Melanotan, however, is 1000 times more active and has a longer duration in the body than α-MSH. Due to these unique characteristics it offers fair-skinned individuals the prospect of a greater level of UV protection than they are able to achieve naturally.

Radiation from the sun takes various forms. Apart from visible light there is invisible radiation. One form of this is known as ultraviolet radiation (UV) and is made up of three components: UVA, UVB and UVC. Little UVC reaches the earth's surface as it is absorbed by the ozone layer around the earth. UVA and UVB, however, are ever present and can rise to extreme levels during the warmer months.

Exposure to UV radiation can give rise to a number of serious health problems. UV rays penetrate the skin and cause sunburn, skin ageing and discoloration and ultimately skin cancer, a major global health issue.

While exposure to sunlight or UV radiation is the primary cause of skin cancer, sunlight has also been shown to be beneficial to human health. Dr Marianne Berwick, an epidemiologist from the highly regarded Memorial Sloan-Kettering Cancer Center in New York says research indicates that limited exposure to UV light is essential to human health. Most importantly, it is necessary for the production of Vitamin D, which contributes to bone strength (fights against rickets and osteoporosis), protects against some cancers, counteracts depression, helps to reduce blood pressure and curbs the risk of diabetes.

For most people in sunny climates daily exposure to sunlight is enough to satisfy Vitamin D requirements. In some cooler climates with lower sunlight or UV levels deficiencies in Vitamin D levels are common. It is envisaged Melanotan will allow safer exposure to sunlight enabling adequate Vitamin D production to occur.

When UV light reaches the skin it penetrates both the top layer, the epidermis, and the second layer, the dermis. In the epidermis there are cells called melanocytes which, in response to UV light, produce melanin, the dark coloured pigment which gives rise to a tan. While a tanned skin is fashionable, it has a biological function. Tanning is a defence mechanism to shield the body from sun or UV light, acting like an internal sunscreen to absorb UV radiation before it damages the body's cell DNA.

Research shows that high levels of melanin correlate with low incidences of skin cancer. For example, skin cancer rates amongst white Americans are 100 times higher than those among the African American population, who have high levels of melanin.

In fair-skinned people, melanin takes several days to develop and during this time cells are unprotected and susceptible to UV damage. Without protection, UV light penetrates into the DNA of cells causing the growth of abnormal cells which can become cancerous.

Until Melanotan, there has been no hope for fair-skinned people of generating this protective tan without sustaining some skin damage.

There are three types of skin cancer related to sun exposure: malignant melanoma, basal cell carcinoma (BCC) and squamous cell carcinoma (SCC). Malignant melanoma is the most serious form but occurs less frequently than BCC or SCC. If not detected and treated, skin cancer can become a serious and potentially fatal disease.

Data shows that repeated sunburn in childhood and adolescence can be a big risk factor in developing skin cancer in later life. According to the American Academy of Dermatology, tanning during these years is a key factor in the development of skin cancer as about 80 percent of a person's lifetime sun damage occurs before age 18.

In adult life, intermittent sun over-exposure appears to be the strongest factor determining melanoma risk. Professor Bruce Armstrong of the University of Sydney has found that melanoma is more common in people who are exposed to sun irregularly – on weekends and holidays- with fairly unprotected skin. The disease is related to short bursts of high levels of sunlight. Just six episodes of sunburn bad enough to cause peeling is enough to double the risk.

While educational campaigns have reinforced the dangers of exposure to UV light and the need for individuals to maintain a skin protection regime, millions of people still get sunburnt every summer.

Compliance with protective measures can be difficult. Remembering to apply sunscreen before UV exposure and reapply it throughout the day or wearing a hat, sunglasses and protective clothing can be overlooked. By stimulating the production of melanin prior to UV exposure, it is believed Melanotan will create a

protective shield for the body against UV radiation which, when used in conjunction with other conventional protective measures, will significantly reduce the potential for the development of skin damage and thus skin cancer.

The cautionary messages broadcast by anti-cancer councils and dermatologists are heard and understood by a large percentage of the population but they are not necessarily heeded. Despite all health warnings, many people are still prepared to put fashion ahead of their health and expose themselves to dangerous levels of UV radiation to acquire a tan.

The rapid rise in popularity of tanning beds is evidence of this trend, with the market for tanning in salons now in excess of US$5 billion per annum in the US alone. The American Academy of Dermatology estimates that one million Amercians visit tanning salons each day.

Given this increasing trend, particularly among young people who are at higher risk, Melanotan has the potential to provide a managed skin safeguard.

Central to Melanotan's effectiveness will be its capacity to fortify the protective role of the skin, particularly among fair-skinned people. Used in conjunction with current sun-safety measures, it is envisaged Melanotan will provide another layer of protection, one that is convenient and effective.

Naturally occuring α-MSH

alpha-MSH $_{1-13}$

Acetyl - Ser - Tyr - Ser - Met - Glu - His - Phe - Arg - Trp - Gly - Lys - Pro - Val - NH_2

1 2 3 4 5 6 7 8 9 10 11 12 13

Melanotan

Acetyl - 1 - 2 - 3 - Nle - 5 - 6 - D-Phe - 8 - 9 - 10 - 11 - 12 - 13 - NH_2

$[Nle^4$ - D-$Phe^7]$ Alpha-MSH

Melanotan technology

Work on the development of Melanotan and the peptide family to which it belongs dates to the mid-1980's when a group of prominent scientists at the University of Arizona attempted to develop a more potent and stable form of the naturally occurring hormone, α-MSH. At the time, this hormone was known to be produced on exposure to sunlight and to be responsible for the development of melanin pigment in the skin. However, naturally occurring α-MSH was unstable in the body and would not have been suitable to use as a drug to induce tanning.

Dr. Victor Hruby, a noted peptide chemist, set out to create analogues of α-MSH to see if molecules could be found that duplicated its action, were more stable in the bloodstream and were more potent than the naturally occurring hormone.

After synthesizing hundreds of molecules the compound which is now known as Melanotan was selected for development in humans.

Melanotropins

Five natural compounds called melanotropins have pigmentary activity in certain animals. These are α, β and γ-MSH, β-Lipotropin and Adrenocorticotropic Hormone (ACTH).

These natural melanotropins are each composed of a single chain of amino acids in a specific sequence. These short chains are called peptides and are known to bind to specific receptors on the surface of melanocytes, the pigmentary cells in the skin.

The natural melanotropins have short life spans in the blood stream due to rapid inactivation by enzymes which break the 'peptide bonds' between individual amino acids leaving inactive fragments. Each of the natural melanotropins have pigmentary activity, but α-MSH is believed to mediate tanning of the skin. α-MSH is a 13 amino acid peptide related in structure to the corticotropic (stress) hormone ACTH.

Tanning by hormones

There are a few conditions which result in increased skin pigmentation due to melanotropic effects. These include Addison's disease, where high levels of ACTH are released from the pituitary and result in diffuse tanning. This increase in pigmentation carries no significant health risks and importantly, shows that there is a biological precedent for diffuse tanning from a systemic peptide hormone.

Other prior studies with crude preparations of natural α-MSH, or pituitary extracts, showed that tanning in humans was possible following peptide hormone injection. These studies were conducted in African Americans by Dr. Lerner in the 1960's and showed that different individuals responded in varying degrees to pituitary extracts containing MSH activity. Importantly, there were no adverse effects reported and the individuals' normal pigmentation patterns returned several weeks after injection. This presaged the current work with purified synthetic superpotent analogs of α-MSH.

Synthetic α-MSH (Melanotan)

Because of its instability, natural α-MSH is unsuitable as a drug. Melanotan, the synthetic analogue of α-MSH was chemically prepared at the University of Arizona and has two changes introduced into the α-MSH molecule to produce Melanotan. Norleucine (Nle) is substituted at the No. 4 position, and the No. 7 amino acid is D-Phenylalanine (D-Phe).

Both substitutions enhance potency considerably when studied in frog or lizard skin, with the latter more closely matching mammalian (i.e. human) skin pigmentary responses.

In these in-vitro skin pigmentation assays, Melanotan is 1,000 times more active than natural α-MSH. Melanotan is also highly resistant to enzymatic degradation, yielding a much longer plasma half-life in humans.

When these preclinical studies with Melanotan demonstrated that it had no obvious toxic effects clinical trials to demonstrate tanning of the skin in humans were carried out under an IND program in Arizona. The Arizona team was encouraged to find that Melanotan induced a tan in the volunteers which was slowly produced in the same way as a natural tan and persisted for a similar time. The results were published in the Journal of the American Association in 1991 and this was the first demonstration of a stable drug candidate that could induce a natural tan in human beings.

Because of the desirability of reducing the number of injections and consequent number of visits to the clinic, the Company has brought forward the development of a sustained-release delivery formulation to enhance the efficacy of Melanotan and make the clinical trials more attractive to participants and less costly to EpiTan.

During 2001/2002 EpiTan made sound progress towards key scientific goals that will advance the commercialisation of its leading drug candidate Melanotan for the reduction in skin damage from sun exposure and thus in the incidence of skin cancer.

technical report



clinical development



2001/2002 was one of marked scientific progress in the clinical trial program.
The Phase I/II study was implemented and completed on time and to budget providing positive efficacy results and with no unexpected adverse events. Phase II studies however, have been delayed due to lengthy discussions with investigators and ethics committees who are giving detailed consideration to the effects of sunburn and the difficulty of giving 30 injections to the trial volunteers.

Because of the desirability of reducing the number of injections and consequent number of visits to the clinic, the Company has brought forward the development of a sustained-release delivery formulation to enhance the efficacy of Melanotan and make the clinical trials more attractive to participants and less costly to EpiTan. The preclinical assessment of a sustained-release formulation has almost been completed at the time of writing, with a dose-finding clinical trial (Phase Ib) planned for recruitment of subjects in January 2003.

Details of the completed and planned studies are as follows:-

Completed phase I/II study

CMAX conducted this trial at the Royal Adelaide Hospital in November/December 2001 and results were available in March 2002. The trial involved 12 healthy volunteers being given subcutaneous (under the skin) injections of Melanotan for 10 consecutive days and 4 placebo-treated volunteers for comparison. This trial, designed primarily to demonstrate the blood level concentrations (pharmacokinetics) of Melanotan, confirmed results from previous studies carried out in the US that Melanotan had a very rapid absorption and a short half-life.

Of particular interest was the finding that at most bodily sites measured in the Melanotan-treated subjects there was a statistically significant increase in the melanin content of skin (Figure 1). This increase was observed at the end of the 10-day treatment and also 30 days after the start of treatment, whereas the placebo group tended to show decreased values. High levels of melanin (the component of tanning) in the skin are associated with lower incidences of skin cancer. Based on these very exciting results, EpiTan plans to move forward with larger scale Phase II studies to define the potential protective role that this increased melanin pigmentation in the skin may have against the damaging effects of UV radiation.



change in % melanin density
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
-0.10
-0.20
forehead
left cheek
right side of neck
left shoulder (scapula)
right inner upper arm
left medial forearm
right side of abdomen
left calf
melanotan day 9
melanotan day 30
placebo day 9
placebo day 30
95% confidence interval excludes zero

***Figure 1:* baseline corrected melanin density values on days 9 and 30**

Planned phase Ib study

The Company strategy is now to develop a sustained (or controlled) release delivery system which it believes will overcome the short term side effects associated with single large-dose daily injections. By delivering the drug at a very slow but continuous rate from a subcutaneous implant, the amount of Melanotan in the blood can be kept at the minimal level needed to produce skin pigmentation. A Phase Ib dose-escalation study of a single sustained-release injection of Melanotan to determine the most effective and best tolerated dose in healthy adult subjects is planned to commence in January 2003. This is intended to provide data to allow the Phase II (2) study described below to be performed in quarter two of 2003.

Phase II studies

(1) Sunburn study

The first Phase II study, designed to establish the safety of three 10-day courses of injections given at monthly intervals is now awaiting ethics committee approval. The same subcutaneous dose of 0.16mg/Kg/day given in the Phase I/II study will be given to subjects with skin types Fitzpatrick I to IV. This study of 80 subjects will compare the degree of tanning over the three-month period in the different skin types and also the incidence of sunburn cells (defined as apoptotic cells) elicited 24 hours after controlled solar irradiation to a small area of the skin. The amount of skin damage caused before and after Melanotan treatment will be compared.

It is anticipated the study will be run at multiple sites to significantly shorten the recruitment period and accelerate the trial process. Ethics committee approval is anticipated shortly, with preliminary results expected in June 2003

(2) Planned genotype study

Using the newly developed controlled-release formulation (Phase 1b study above), this second Phase II study is designed to establish the safety and degree of tanning in Caucasian subjects with genetic susceptibility to sunburn and skin cancer. This study will be carried out with approximately 100 subjects and will determine the individuals to whom Melanotan can be of most benefit. The study is planned to begin in the first half of 2003 and to be completed by the end of 2003.

Measuring Melanotan in blood

During the year, two new methods were developed for the low level measurement of Melanotan in the bloodstream. These methods were customized for Melanotan and provide far greater accuracy and sensitivity than those previously available.

There was good correlation between the methods providing EpiTan with two validated techniques to monitor future animal and human pharmacokinetic studies.

Preclinical studies

Studies on rats and mice evaluating the safety and efficacy of several concentrations of Melanotan delivered as a slow-release infusion over 20 to 28 days have been successfully conducted over the past year at Monash University's Department of Biochemistry and Molecular Biology, Melbourne and at ICP Firefly Pty Ltd, Sydney. These new preclinical results have allowed EpiTan to move forward rapidly in the design of implants for the Phase Ib and Phase II human clinical trials outlined in the clinical trials section of this report.

Dr Stuart Humphrey
Manager-Clinical Development

pharmaceutical development

The main focus of the year's pharmaceutical development has been to further the production of a sustained-release drug delivery formulation initiated earlier by the Arizona Cancer Center group in their Melanotan testing program.

As a prelude to this development a comprehensive database of drug delivery companies that offer potential formulations for the delivery of Melanotan was established. This database is continually updated and now contains relevant details of drug delivery technologies available from over 100 companies worldwide.

Utilising this information and with the aim of expediting the advancement of Melanotan to the market, the following strict selection criteria for potential delivery technologies were applied:

(i) the delivery technology has a proven track record and is already in use in other registered and marketed sustained-release drug formulations (either in Australia or overseas), and;

(ii) the drug(s) incorporated in these formulations are of a similar nature to Melanotan.

Drug delivery formulations – collaborative agreement

In June 2002, EpiTan announced the signing of a collaborative agreement with Southern Research Institute (Southern Research), a world market leader in drug-delivery technology headquartered at Birmingham, Alabama, USA. Southern Research met the two stringent criteria listed above.

Southern Research will develop a sustained-release delivery formulation for Melanotan for use in the ongoing clinical trial program. The new formulation will enable Melanotan to be continuously released into the body over a period of time, requiring only one injection for up to a six-month period.

Southern Research, an affiliate of the University of Alabama was established in 1941 and has a long-standing reputation for leadership and excellence in drug discovery and development of delivery formulations. Southern Research was chosen for the initial sustained-release formulation trials because of its expertise, experience, proprietary technology and approved facilities. The company is able to take a sustained-release formulation of Melanotan from feasibility studies, through all development phases to manufacture of clinical trial materials (Phase I, II, and III). As Southern Research have already developed and licensed very similar sustained-release formulations, the clinical risks associated with this type of product development are greatly reduced and the commercial potential enhanced.

Due to the sustained-release of drug in the new formulation, daily injections may no longer be required as the administration schedule is planned to change to one injection every six months.

parallel research is being conducted into the use of other delivery formulations for Melanotan.

To date, these studies have been performed successfully on time and to budget. It is anticipated that the method of manufacture for the optimal formulation will be ready to enable the preparation of clinical trial material by quarter four of 2002.

The introduction of the sustained-release Melanotan formulations into the coming clinical trial program will be a major step forward for the commercial development of Melanotan.

EpiTan is seeking a first generation product that will enable the drug to 'trickle out' over time following an injection under the skin. Several similar sustained-release drug formulations have already been approved for sale within Australia. These include drugs for the treatment of prostate cancer (eg Zoladex®, Lupron Depot®) and as long-term single dose contraceptive implant (Implanon®).

Due to the sustained-release of drug in the new formulation, daily injections will no longer be required as the administration schedule is planned to change to one injection every six months. It is expected that the new sustained-release formulation will require less drug than the daily injection to achieve the same efficacy. Since the drug is continuously released over an extended period, it would continue to exert its effect on the skin cells. The decreased amount of drug available to the skin cells at any time will eliminate the minor side effects seen in the initial clinical trials, greatly increasing the commercial potential of Melanotan.

Research studies

Although EpiTan is vigorously pursuing a delivery formulation that will be administered as a subcutaneous injection by a physician, parallel research is being conducted into the use of other delivery formulations for Melanotan. These formulations include, but are not restricted to those administered by transdermal (across the skin) and oral (tablet) delivery. They address flexibility of drug delivery together with convenience and cost. Once the long-term safety of Melanotan has been demonstrated, it is hoped that second generation products using these alternative delivery routes will allow over-the-counter purchase from a local pharmacy for self-administration of the product.

Throughout the year, EpiTan has maintained its close relationship with Australian researchers. Their innovative technologies are instrumental to increasing the Company's knowledge of Melanotan and its mechanisms of action. EpiTan's drug candidate can then be exploited to its full potential. These studies may also provide valuable insight into new therapeutic applications for Melanotan.

Under the guidance of Associate Professor Tracey Brown from the Hyaluronan Laboratories, Department of Biochemistry and Molecular Biology, Monash University, Melbourne, a Research Fellow and Research Assistant are working exclusively on the development of delivery formulations and biological assays for Melanotan. Associate Professor Brown is world-renowned for her research into transdermal delivery of molecules. Extensive trials conducted this year in her laboratory have clearly indicated the efficacy of Melanotan when delivered in a sustained-release manner. Further preclinical trials are now planned to demonstrate the protective role of melanin against harmful ultraviolet radiation and sunburn. This work will form the basis of the upcoming clinical trials to be conducted during 2002/2003.

It is envisaged that data obtained from these experiments will lead to new patents being sought, further strengthening EpiTan's intellectual property position.

In the past year, EpiTan has also developed a relationship with the Veterinary Services Division of the Institute of Medical and Veterinary Science (IMVS) in Adelaide. In the coming year, Head of the Division, Dr Tim Kuchel will establish a dermal (skin) model system to study the absorption and functionality of Melanotan when it has been delivered either by transdermal or oral delivery routes. The IMVS group will also be contracted to carry out the testing of various new Melanotan transdermal formulations which are being developed elsewhere for EpiTan.

Mr Michael Kleinig
Manager–Pharmaceutical Development

financials

index

corporate governance statement

The Board has the responsibility for ensuring the Company is properly managed so as to protect and enhance shareholders' interests in a manner which is consistent with the Company's responsibility to meet its obligations to all parties with which the Company interacts. The following is a summary of the Company's Corporate Governance policies.

The Board of Directors

The Board is comprised of a majority of non-executive directors to ensure that the Board remains independent of day-to-day management.

The terms and conditions relating to the appointment and retirement of non-executive directors are determined on a case-by-case basis and in conformity with the requirements of the ASX Listing Rules and the Corporations Act 2001.

For the purposes of the proper performance of their duties, directors are entitled to seek independent professional advice at the Company's expense.

Audit Committee

The current Board comprises the members of the audit committee. Dr W.A. Millen is a non-voting member. The principal functions of the audit committee include reviewing and making recommendations to the Board regarding:

- assisting the Board in the discharge of its responsibilities in respect of the preparation of the Company's financial statements and the Company's internal controls;
- recommending to the Board nominees for appointment as external auditors;
- providing a line of communications between the Board and the external auditors; and
- examining the external auditors evaluation of internal controls and management's response.

Two meetings of the audit committee were held during the financial year.

William Buck was appointed company auditor on 28 November 2000. The Audit Committee is responsible for the terms of the appointment. The external auditor is invited to attend 2 Audit Committee meetings each year. Although the appointment of the external auditor is reviewed regularly by the Audit Committee, it is anticipated that the audit engagement partner will be rotated every 5 years.

The company auditor does not prepare the primary accounting records nor is it involved in Company decision making. The technical expertise of William Buck is called upon from time to time to assist the directors in discharging various statutory responsibilities. The following is a summary of fees paid to William Buck and related entities for non-audit services for the financial year ended 30 June 2002.

- technical financial reporting assistance to ensure compliance with relevant Accounting Standards ($9,500)
- advice regarding appropriate corporate governance and risk management ($9,388)
- review of the financial report for the half year ended 31 December 2001 ($6,000)
- compliance services including preparation and lodgement of various statutory requirements including Annual Return ($212), Income Tax Return ($6,550), Business Activity Statements ($2,800), Appendix 4C Quarterly Cash Flow Statements ($8,755), Fringe Benefits Tax Return ($2,635)
- Assistance with application for R&D concession ($6,140)
- Advice regarding Superannuation Guarantee Charge liabilities ($2,460)
- Miscellaneous professional advice ($3,435)

Remuneration committee

The remuneration committee constitutes the full Board and has determined the appropriate level of remunerations for all executive directors details of which are outlined in the Directors' Report.

Adoption of a continuous disclosure protocol

The Company has adopted a continuous disclosure protocol. The Chief Executive Officer has been appointed the Disclosure Officer and is required to collate and, where appropriate, disclose share price sensitive information.

Identification and management of significant business risk

The Company has prepared a detailed plan for the Melanotan project. The Board receives regular reports in order to monitor the progress of the Company's major project.

Ethical standards

The Company recognises the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity.

The Company intends to maintain a reputation for integrity. The Board has adopted a Code of Ethics which sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions.

A key element of that Code is the requirement that officers and employees act in accordance with the law and with the highest standards of propriety. The Code and its implementation are to be reviewed each year.

Details of *Options terms and conditions*

Details of the Employee Option Plan are included at note 23(b) of the financial statements.

The staff eligible to participate in the scheme may exercise 33.3% of their options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. The conditions for exercise require the closing sales price of the Company's shares on the ASX to equal or exceed $0.12 for a period of not less than 5 consecutive trading days. In addition, the staff must satisfy some performance benchmarks specifically related to their area of expertise. The exercise price is $0.10 and the term is 5 years.

One of the consultants eligible for the scheme may exercise 33.3% of his options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. Another consultant may exercise 25,000 options for each month of the service agreement completed. The consultants may only exercise their options when the closing sales price of the Company's shares on the ASX to equal or exceed $0.12 or $0.14 for a period of not less than 5 consecutive trading days. The exercise price is $0.10 or $0.12 and the term is 5 years.

One of the directors eligible to participate in the scheme may exercise 33.3% of his options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. The other directors may exercise 33.3% of their options immediately after issue, a further 33.3% after 9 months and the remaining options after 21 months of issue. If a director ceases to be a director or attends less than 80% of Board meetings then a proportion of the options will lapse. The exercise price is $0.30 and the term is 3.5 or 2.75 years.

directors' report

Your directors present their report on the Company and its controlled entity for the financial year ended 30 June 2002.

Directors

The names of directors in office at any time during or since the end of the year are:

Dr W.A. Millen
Dr H.P.K. Agersborg
Dr T.E. Winters
Dr A.J. Cooper (appointed 21 March 2002)
Mr G.L. Salthouse (resigned 30 September 2001)
Mr M.J. McComas (resigned 26 June 2002)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal activity

The principal activity of the consolidated entity during the financial year was to further develop, 'Melanotan', the Company's drug candidate in the field of skin tanning.

Operating results

The consolidated loss of the consolidated entity after providing for income tax amounted to $3,141,224 (2001: $1,557,582).

Dividends paid or recommended

No dividends were paid or declared during the financial year.

Review of operations

In December 2001 the Company successfully completed its first Phase I/II clinical trial on Melanotan at the Royal Adelaide Hospital.

In March 2002 the Company signed an agreement with Southern Research Institute in Alabama, USA to develop a sustained release formulation for the delivery of Melanotan. Also in March, the Board of Directors appointed Dr Alan Cooper, OAM, an eminent dermatologist, as non-executive director.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs.

Significant events after the balance date

Directors are not aware of any significant events that may have occurred subsequent to balance date.

Likely developments and expected results

The directors anticipate that the Company will continue its clinical trial and drug development program as forecast in the supplementary prospectus and regular public announcements of the company.

Environmental regulation and performance

The consolidated entity's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

Information on directors

Dr Wayne A. Millen BSc(Hons) PhD FRACI C CHEM FAusIMM AFAIM
Chairman and Managing Director
Age: 61

Experience: Dr Millen is the founding Managing Director of EpiTan Limited. He has a PhD in chemistry and biochemistry from the University of Western Australia and is a Chartered Chemist with extensive experience over 30 years operating his own commercial enterprises.

Dr Millen has extensive experience in venture and development capital investment with an emphasis on companies involved in technological innovation and has been the lead investor and strategist in several private and public companies.

He has considerable experience in establishing and managing start-up enterprises and brings to the Company operational skills embracing corporate, technological and marketing disciplines.

Interest in shares and options: 19,551,144 ordinary shares and 11,939,638 options to acquire ordinary shares.

Dr Helmer P.K. Agesrsborg BSc PhD
Non-executive Deputy Chairman
Age: 73

Experience: Dr Agersborg is Chairman and President of MelanoTan Corp, President of Afferon Corp and director of Virxsys Corporation, all pharmaceutical companies. He was formerly President of Wyeth-Ayerst Research.

During his distinguished forty years in the pharmaceutical industry, more than 50 new drug applications were approved in the United States, countless marketing applications were approved outside the United States and innumerable IND's were accepted around the world by companies under his direction.

Dr Agersborg contributes broad international pharmaceutical development experience at the highest level to the Company.

Interest in shares and options: 750,000 options to acquire ordinary shares.

Dr Terry E. Winters BSc PhD
Non-Executive Director
Age: 60

Experience: Dr Winters is a director of four private US based companies and a Special Limited Partner of Valley Ventures, a $50 million venture capital fund based in Scottsdale, Arizona.

In 1983, he co-founded and is a General Partner of Columbine Venture Fund which has invested over $125 million in life science and technology companies in the western USA.

From the Columbine investments, successful companies have been Orthologic Corp, CollaGenex Pharmaceuticals, Nanophase Technologies, Curis, Neogen (all NASDAQ quoted) and Microgenics.

Interest in shares and options: 15,288,154 ordinary shares and 9,982,185 options to acquire ordinary shares.

Professor Alan J. Cooper, OAM BSc MBBS FACD
Non-Executive Director
Age: 51

Experience: Professor Cooper brings valuable specialist dermatology experience to the company. He is Clinical Associate Professor at the University of Sydney and Head of the Department of Dermatology at Sydney's Royal North Shore Hospital. Professor Cooper is President-Elect of the Australasian College of Dermatologists and founding director of the Australian Dermatology Research and Education Foundation.

He is a graduate of the University of Sydney and trained at the Mayo Clinic in the USA. Professor Cooper has served on numerous professional committees and advisory boards at national and international levels and continues these activities to the present time.

Professor Cooper also operates a private practice as a consultant dermatologist.

Interest in shares and options: 750,000 options to acquire ordinary shares.

Mr Graeme L. Salthouse CA (NZ) ASA CFTP
Non-executive Chairman
Age: 65

Experience: Mr Salthouse is a Chartered Accountant, initially working with Coopers & Lybrand in several overseas countries. He has also held many senior positions in substantial industrial organisations, including ICI Limited, Repco Limited and Hawker Richardson Limited, including a senior management position with Austrim Limited, following the acquisition of Hawker Richardson by that company.

He was responsible for the successful float of Hawker Richardson Limited and SecureNet Limited, now a highly successful company in the information technology industry.

In addition, he founded the Melbourne Office of Morgan Grenfell and was a director and the senior executive in Melbourne.

Mr Salthouse is Managing Director of ION Limited.

Mr Salthouse resigned as a director of EpiTan Limited on 30 September 2001.

Interest in shares and options: 1,854,521 ordinary shares and 1,140,092 options to acquire ordinary shares.

Mr Malcolm J. McComas Bcc LLB FSIA
Non-Executive Director
Age: 47

Experience: Mr McComas is a director of Grant Samuel, the Australian corporate advisory, property services and funds management group, and a director of ION Limited.

He has 17 years investment banking and 6 years legal experience in equity and debt finance, acquisitions and divestments and has undertaken advisory work for corporations, institutions and governments.

Mr McComas was previously a Managing Director and Co-Head of Investment Banking at Salomon Smith Barney Australia, Managing Director of Investment Banking at County NatWest and with Morgan Grenfell working in Melbourne, Sydney and London.

Mr McComas resigned as a director of EpiTan Limited on 26 June 2002.

Interest in shares and options:
1,694,521 ordinary shares and 1,469,360 options to acquire ordinary shares.

directors' report continued

Directors' and executive officers' emoluments

The emoluments of each director are as follows:

	Salary $	Directors' Fees $	Superannuation Contributions $	Allowances $	Non Cash Benefits $	Total $
Dr W.A. Millen	207,000	-	18,000	19,578	-	244,578
Dr H.P.K Agersborg	-	30,000	-	-	-	30,000
Dr T.E. Winters	-	30,000	-	-	-	30,000
Dr A.J. Cooper	-	8,384	670	-	-	9,054
Mr G.L. Salthouse	-	11,750	-	-	-	11,750
Mr M.J. McComas	-	30,000	-	-	-	30,000

At the date of this financial report, there are no executive officers that are not directors of the company.

Meeting of directors

During the financial year, 9 meetings of directors were held. Attendances were:

Directors	No. eligible to attend	Directors' Meetings No. attended
Dr W.A. Millen	9	9
Dr H.P.K Agersborg	9	9
Dr T.E Winters	9	9
Dr A.J Cooper	3	3
Mr G.L Salthouse	1	1
Mr M.J. McComas	9	9

Indemnification and insurance of directors and officers

During or since the end of the financial year the company has given an indemnity or entered an agreement to indemnify, or paid or agreed to pay insurance premiums as follows.

The company has paid premiums to insure each of the directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising of their conducts while acting in the capacity of director of the company, other than conduct involving wilful breach of duty in relation to the company. The amount of the premium was $50,000.

Employees

The consolidated entity employed 5 employees as at 30 June 2002 (2001: 3 employees).

Share options

At the date of this report, unissued ordinary shares of the company under option are:

Expiry Date	Exercise Price	Number of Options
30 June 2003	$0.30 / share	60,285,919
30 September 2004	$0.30 / share	1,935,937
30 September 2005	$0.30 / share	750,000
3 April 2006	$0.10 / share	1,250,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	150,000

No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors:

AJ Cooper Director

WA Millen Director

Dated this 23rd day of August, 2002.

statement of financial performance

The accompanying notes form part of these financial statements

		Consolidated		EpiTan Limited	
	Note	2002 $	2001 $	2002 $	2001 $
Revenues from ordinary activities	2	257,507	408,697	**257,507**	408,697
Total expenses from ordinary activities	2	**(3,398,731)**	(1,966,279)	**(4,269,171)**	(1,218,382)
Borrowing costs		-	-	-	-
Profit(loss) from ordinary activities before related income tax expense		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
Income tax expense (benefit) relating to ordinary activities	3	-	-	-	-
Profit(loss) from ordinary activities after related income tax expense		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
Net profit(loss)		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
Net profit(loss) attributable to members of the EpiTan Limited		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
Total changes in equity other than those resulting from transactions with owners as owners		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
Basic Earnings Per Share - cents per share	15	**(3.6)**	(2.3)		

statement of financial position

The accompanying notes form part of these financial statements

		Consolidated		EpiTan Limited	
	Note	2002 $	2001 $	2002 $	2001 $
Current Assets					
Cash Assets	16(a)	**4,414,100**	6,980,550	**4,414,092**	6,980,481
Receivables	4	**29,602**	34,918	**29,602**	34,918
Other	5	**39,391**	12,889	**39,391**	12,889
Total Current Assets		**4,483,093**	**7,028,357**	**4,483,085**	**7,028,288**
Non Current Assets					
Receivables	4	**-**	-	**5,857,410**	7,475,211
Property, Plant and Equipment	6	**141,535**	116,389	**141,535**	116,389
Intangible Assets	7	**5,895,734**	6,624,277	**38,334**	19,577
Other Financial Assets	8	**-**	-	**169**	169
Total Non Current Assets		**6,037,269**	6,740,666	**6,037,448**	7,611,346
Total Assets		**10,520,362**	13,769,023	**10,520,533**	14,639,634
Current Liabilities					
Payables	10	**156,874**	290,646	**156,874**	290,646
Provisions	11	**53,954**	27,619	**53,954**	27,619
Total Current Liabilities		**210,828**	318,265	**210,828**	318,265
Total Liabilities		**210,828**	318,265	**210,828**	318,265
Net Assets		**10,309,534**	13,450,758	**10,309,705**	14,321,369
Equity					
Contributed Equity	12	**15,382,490**	15,382,490	**15,382,490**	15,382,490
Accumulated Losses	13	**(5,072,956)**	(1,931,732)	**(5,072,785)**	(1,061,121)
Total Equity		**10,309,534**	13,450,758	**10,309,705**	14,321,369

statement of cash flows

The accompanying notes form part of these financial statements

	Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
Cash flows from operating activities					
Refund from ATO		**106,207**	-	**106,207**	-
Payments to suppliers and employees		**(1,281,979)**	(440,432)	**(1,233,094)**	(440,022)
Payments for research and development		**(1,574,737)**	(462,729)	**(1,574,737)**	(462,729)
Interest received		**260,346**	388,622	**260,346**	388,622
Net cash provided by (used in) operating activities	16(b)	**(2,490,163)**	(514,539)	**(2,441,278)**	(514,129)
Cash Flows from investing activities					
Payments for property, plant and equipment		**(63,551)**	(57,903)	**(63,551)**	(57,903)
Loans to related parties		**-**	-	**(48,824)**	(345)
Payments for trademarks		**(9,468)**	(19,577)	**(9,468)**	(19,577)
Payments for patents		**(3,268)**	-	**(3,268)**	-
Net cash provided by (used in) investing activities		**(76,287)**	(77,480)	**(125,111)**	(77,825)
Cash flows from financing activities					
Proceeds from issue of ordinary shares		**-**	1,605,816	**-**	1,605,816
Payment of share issue costs		**-**	(601,973)	**-**	(601,973)
Net cash provided by (used in) financing activities		**-**	1,003,843	**-**	1,003,843
Net increase/(decrease) in cash held		**(2,566,450)**	411,824	**(2,566,389)**	411,889
Cash at beginning of the year		**6,980,550**	6,568,726	**6,980,481**	6,568,592
Cash at end of the year	16(a)	**4,414,100**	6,980,550	**4,414,092**	6,980,481

notes to and forming part of the financial statements

1 Summary of significant accounting policies

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accountancy Standards Board and the Corporations Act 2001. The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the economic entity in the preparation of the financial report.

(a) Principles of Consolidation

The consolidated accounts comprise the accounts of EpiTan Limited and its controlled entity. A controlled entity is any entity controlled by EpiTan Limited. Control exists where EpiTan Limited has the capacity to dominate the decision-making in relation to the financial and operating activities of another entity so that the other entity operates with EpiTan Limited to achieve the objectives of EpiTan Limited. A list of controlled entities is contained in Note 9 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

(b) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the company will derive sufficient future assessable income and comply with the conditions of deductibility imposed by the law.

(c) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets' employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over the assets' useful lives to the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Office equipment	20 – 40%
Furniture and fittings	20%

1. Summary of significant accounting policies continued

(e) Investments

Non-current investments are brought to account at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(f) Research and Development Expenditure

Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs. No research and development costs have been deferred during this financial year.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

(g) Intellectual Property

(i) Sub-licence
The sub-licence to develop and commercialise Melanotan has been recorded at cost. Cost is based on the fair value of the consideration given in exchange for the assets.

The consideration given for the acquisition of the sub-licence was the issue of 11,167,000 ordinary shares and attaching options in the company. Hence the cost of the sub-licence has been determined by assessing the fair value of net assets of the economic entity immediately after the sub-licence was acquired. For the purpose of valuing the assets of the company, an independent valuation of the sub-licence was performed. The valuation was based on discounted future cash flows expected to flow from the right to the sub-licence. The valuation was adjusted for the probability of success.

The directors have determined that it is appropriate to record the sub-licence at cost rather than revalued to market value at this time.

(ii) Amortisation of Sub-licence
The sub-licence to develop and commercialise Melanotan is amortised on a straight-line basis over 10 years. The directors have assessed this to be the period over which the future economic benefits of the sub-licence are expected to be realised. The period approximates the remaining life and likely extensions of the patents subject to the sub-licence.

(iii) Amortisation of Trademarks
Trademarks are amortised on a straight line basis over their expected useful lives.

(h) Accounts Payable

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the economic entity.

notes to and forming part of the financial statements continued

1 Summary of significant accounting policies *continued*

(i) Employee Entitlements

Provision is made for the economic entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Employee entitlements expenses and revenues arising in respect of the following categories; wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements are charged against profits on a net basis in their respective categories.

The value of the employee option scheme described in note 23 is not being charged as an employee entitlement expense.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) Revenue

Interest revenue is recognised on a proportional basis.

(l) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the shares proceeds received.

(m) Earnings Per Share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(m) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense receivables and payables in the statement of financial position are shown inclusive of GST.

(n) Leases

Leases payments for operating leases, where substantially all the risks and benefits remain with the lessors, are charged as expenses in the periods in which they are incurred.

		Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
2	**Profit/(Loss) from ordinary activities**					
(a)	**Revenues from ordinary activities**					
	Interest revenue – other persons		**257,507**	408,697	**257,507**	408,697
	Total revenues		**257,507**	408,697	**257,507**	408,697
(b)	**Expenses from ordinary activities**					
	Clinical development costs		**1,871,867**	1,210,215	**1,124,569**	462,728
	Drug delivery research costs		**372,758**	-	**372,758**	-
	Occupancy costs		**81,252**	71,396	**81,252**	71,396
	Marketing costs		**108,437**	25,890	**108,437**	25,890
	Finance & administration costs		**964,417**	658,778	**2,582,155**	658,368
	Total expenses from ordinary activities		**3,398,731**	1,966,279	**4,269,171**	1,218,382
(c)	**Profit/(loss) from ordinary activities before income tax has been determined after:**					
	Depreciation of office equipment		**38,405**	35,718	**38,405**	35,718
	Amortisation of sub-licence		**747,299**	747,487	**-**	-
	Amortisation of trademarks		**319**	-	**319**	-
	Research & development costs		**1,497,326**	462,729	**1,497,326**	462,729
	Doubtful debts – wholly owned subsidiary		**-**	-	**1,666,625**	-
3	**Income tax expense**					
(a)	The prima facie tax on profit(loss) from ordinary activities before income tax is reconciled to the income tax expense(benefit) as follows:					
	Prima facie tax payable on profit(loss) from ordinary activities before income tax at 30% (2001: 34%)		**(942,367)**	(529,578)	**(1,203,499)**	(275,293)
	Add:					
	Tax effect of permanent differences					
-	non deductible amortisation		**96**	-	**96**	-
-	other non allowable items		**1,455**	3,910	**1,455**	3,910
	Adjustment to future income tax benefit for change in company tax rate to 30% (2001: 34%)		**-**	15,759	**-**	3,448
	Write off FITB due to lack of virtual certainty		**940,816**	511,437	**1,201,948**	269,463
	Less:					
	Tax effect of:					
	Adjustment to provision for deferred income tax for change in company tax rate to 30% (2001: 34%)		**-**	(1,528)	**-**	(1,528)
			-	-	-	-
(b)	Future income tax benefits arising from unconfirmed tax losses and net timing differences not brought to account at balance date as realisation of the benefit is not regarded as virtually certain. These balances have been restated by applying the income tax rate expected to be applicable when the benefits will be realised. The benefits will only be obtained if the conditions set out in note 1(b) occur:					
	Tax losses		1,411,312	407,435	1,000,694	275,403
	Net timing differences		104,652	6,454	512,450	6,454
			1,515,964	413,889	1,513,144	281,856

notes to and forming part of the financial statements continued

		Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
4	**Receivables**					
	Current					
	Sundry debtors		**13,014**	15,491	**13,014**	15,491
	Accrued income		**16,588**	19,427	**16,588**	19,427
			29,602	34,918	29,602	34,918
	Non-Current					
	Receivable from wholly owned entity	20	-	-	**7,524,035**	7,475,211
	Provision for non-recovery		-	-	**(1,666,625)**	-
			-	-	**5,857,410**	7,475,211
5	**Other Assets**					
	Current					
	Prepayments		**39,391**	12,889	**39,391**	12,889
6	**Property, Plant and Equipment**					
	Office equipment					
	At cost		**157,376**	115,546	**157,376**	115,546
	Less: Accumulated depreciation		**(62,301)**	(32,568)	**(62,301)**	(32,568)
			95,075	82,978	**95,075**	82,978
	Furniture and fittings					
	At cost		**63,738**	42,017	**63,738**	42,017
	Less: Accumulated depreciation		**(17,278)**	(8,606)	**(17,278)**	(8,606)
			46,460	33,411	**46,460**	33,411
	Total property, plant and equipment		**141,535**	116,389	**141,535**	116,389

Movements in Carrying Amounts

Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the financial year

	Office Equipment $	Furniture and Fittings $	Total $
Consolidated & EpiTan Limited - 2002			
Carrying amount at the beginning of year	82,978	33,411	116,389
Additions	41,830	21,721	63,551
Depreciation expense	(29,733)	(8,672)	(38,405)
Carrying amount at the end of year	95,075	46,460	141,535
Consolidated & EpiTan Limited - 2001			
Carrying amount at the beginning of year	70,353	23,851	94,204
Additions	40,260	17,643	57,903
Depreciation expense	(27,635)	(8,083)	(35,718)
Carrying amount at the end of year	82,978	33,411	116,389

Note			Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
7	**Intangible Assets**					
	Sub-licence to develop and commercialise Melanotan – at cost		**7,472,983**	7,472,983	**-**	-
	Less: Accumulated amortisation		**(1,615,583)**	(868,283)	**-**	-
			5,857,400	6,604,700		-
	Trademarks		**30,555**	19,577	**30,555**	19,577
	Less: Accumulated amortisation		**(319)**	–	**(319)**	-
			30,236	19,577	**30,236**	19,577
	Patents		**8,098**	–	**8,098**	-
			5,895,734	6,624,277	38,334	19,577
8	**Other Financial Assets**					
	Non-Current					
	Investments at cost comprise:					
	Shares in unlisted controlled entity	9	-	-	**169**	169
9	**Interests in subsidiaries**					
	Melanotan (Australia) Pty Ltd Incorporated in Australia. Percentage of equity interest held by the consolidated entity: 100% (2001: 100%) Investment: $169 (2001: $169)					
10	**Payables**					
	Current					
	Trade creditors		**69,458**	183,440	**69,458**	183,440
	Sundry creditors and accrued expenses		**87,416**	107,206	**87,416**	107,206
			156,874	290,646	**156,874**	290,646
(a)	Aggregate amounts payable to:					
-	directors and director-related entities		**55,554**	71,250	**55,554**	71,250
(b)	Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:					
-	Euro dollars		**-**	92,552	**-**	92,522
-	US dollars		**11,046**	-	**11,046**	-
(c)	Terms and conditions: Trade and sundry creditors are non-interest bearing and normally settled on 30 day terms.					
11	**Provisions**					
	Current					
	Employee entitlements		**53,954**	27,619	**53,954**	27,619
12	**Contributed Equity**					
(a)	Issued and paid up capital fully paid ordinary shares		**15,382,490**	15,382,490	**15,382,490**	15,382,490

notes to and forming part of the financial statements continued

		2002 No.	2002 $	2001 No.	2001 $
(b)	Movements in shares on issue				
	At the beginning of the financial year				
	Issued during the year	86,414,254	**15,382,490**	52,256,669	14,378,647
-	bonus share issue	-	-	26,128,335	-
-	public equity raising	-	-	8,029,250	1,605,816
	Less: transaction costs	-	-	-	(601,973)
		86,414,254	**15,382,490**	86,414,254	15,382,490

(c) Share Options

As at 30 June 2002 the following share options existed which if exercised, would result in the issue of fully paid ordinary shares.

Expiry Date	Exercise Price	Number of Options
30 June 2003	$0.30 / share	60,285,919
30 September 2004	$0.30 / share	1,935,937
30 September 2005	$0.30 / share	750,000
3 April 2006	$0.10 / share	1,250,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	150,000

During the year the following share options were issued which if exercised, would result in the issue of fully paid ordinary shares.

Expiry Date	Exercise Price	Number of Options
30 September 2004	$0.30 / share	2,250,000
30 September 2005	$0.30 / share	750,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	150,000

(d) Terms and conditions of contributed equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

		Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
13	**Accumulated Losses**					
	Accumulated losses at the beginning of the year		**(1,931,732)**	(374,150)	**(1,061,121)**	(251,436)
	Net loss attributable to the members of EpiTan Limited		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
	Accumulated losses at the end of the financial year		**(5,072,956)**	(1,931,732)	**(5,072,785)**	(1,061,121)
14	**Lease Commitment**					
	Operating lease commitments Non-cancellable operating leases Contracted for but not capitalised in the accounts:					
	Payable					
-	not later than 1 year		**48,951**	71,096	**48,951**	71,096
-	later than 1 year but not later than 5 years		**-**	48,951	**-**	48,951
-	later than 5 years		**-**	-	**-**	-
			48,951	120,047	**48,951**	120,047

15 Earnings per share (EPS)

		Consolidated 2002	Consolidated 2001
(a)	Basic earnings per share – cents per share	(3.6)	(2.3)
(b)	The Weighted Average Number of Ordinary Shares (WANOS) used in the calculation of Basic Earnings Per Share	86,414,254	68,607,099
(c)	The numerator used in the calculation of Basic Earnings Per Share.	(3,141,224)	(1,557,582)

(d) There have been no other conversions to, calls of or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

(e) Potential Ordinary Shares not considered Dilutive
As at 30 June 2002 the company had on issue options over unissued capital, details of which are included in Note 12(c). These options are not considered dilutive as they do not increase the net loss per share.

notes to and forming part of the financial statements continued

		Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
16	**Cash Flow information**					
(a)	Reconciliation of Cash					
	For the purposes of the Statement of Cash Flows, cash includes cash on hand and with banks.					
	Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:					
	Cash on hand		**250**	253	**250**	253
	Cash at bank		**4,413,850**	6,980,297	**4,413,842**	6,980,228
			4,414,100	6,980,550	**4,414,092**	6,980,481
(b)	Reconciliation of cash flows from operating activities with operating profit(loss)					
	Operating profit(loss) after income tax		**(3,141,224)**	(1,557,582)	**(4,011,664)**	(809,685)
	Non cash flows in operating (loss):					
	Depreciation expense		**38,405**	35,718	**38,405**	35,718
	Amortisation expense		**747,619**	747,487	**319**	-
	Doubtful debt expense		**-**	-	**1,666,625**	-
	Changes in assets and liabilities:					
	(Increase)/decrease in receivables		**5,316**	22,042	**5,316**	22,042
	(Increase)/decrease in prepayments		**(26,502)**	43,070	**(26,502)**	43,070
	Increase/(decrease) in payables		**(140,112)**	175,735	**(140,112)**	175,735
	Increase/(decrease) in provisions		**26,335**	18,991	**26,335**	18,991
	Net cash used in operating activities		(2,490,163)	(514,539)	(2,441,278)	(514,129)

	Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
17 Remuneration of directors					
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities of which they are directors or any related party:		**355,382**	351,698		
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of EpiTan Limited, directly or indirectly, from the entity or any related party:				**355,382**	51,698
The number of directors of EpiTan Limited whose income (including superannuation contributions) falls within the following bands is:				No.	No.
$0 - $9,999				1	-
$10,000 - $19,999				1	-
$20,000 - $29,999				-	2
$30,000 - $39,999				3	1
$40,000 - $49,999				-	1
$240,000 - $249,999				1	1

18 Remuneration of executives

All executives are directors of EpiTan Limited.

19 Auditors' remuneration

	Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
Amounts received or due and receivable by William Buck for:					
audit of the financial report		**12,500**	15,000	12,500	15,000
other services		**57,875**	38,008	57,875	38,008
		70,375	53,008	**70,375**	53,008

notes to and forming part of the financial statements continued

20 Related party disclosures

Directors

The directors of EpiTan Limited during the financial year were:

W. A. Millen
H. P. K. Agersborg
T. E. Winters
A.J. Cooper
G. L. Salthouse
M. J. McComas

Wholly-owned group transactions

Loans

The loan receivable by EpiTan Limited from Melanotan (Australia) Pty Ltd is non-interest bearing. Repayment of the loan will commence upon commercialisation of the company's drug candidate. A provision for non-recovery has been raised in the accounts of EpiTan Ltd to the extent that a deficiency in net assets exists in Melanotan (Australia) Pty Ltd.

Equity instruments of directors

Interests at balance date

Interests in equity instruments of EpiTan Limited held by directors of the reporting entity and their director-related entities:

	Ordinary Shares Fully Paid		**Options over Ordinary Shares**	
	2002 Number	2001 Number	**2002 Number**	2001 Number
W. A. Millen	**19,591,144**	19,546,699	**11,979,638**	11,966,305
H.P.K. Agersborg	**-**	-	**750,000**	-
T. E. Winters	**15,288,154**	15,288,154	**9,982,185**	9,232,185
A.J. Cooper	**-**	-	**750,000**	-
G. L. Salthouse	**1,875,632**	1,994,521	**1,153,426**	1,181,425
M. J. McComas	**1,694,521**	1,694,521	**1,469,360**	1,033,423

Dr W.A. Millen and his director related entities received a bonus issue of 44,445 ordinary shares and 13,333 options to acquire ordinary shares in August 2000.

During the year Dr H.P.K. Agersborg, Dr T.E. Winters, Mr M.McComas and Dr A.J. Cooper were all issued 750,000 non-tradeable options to acquire ordinary shares. Due to the resignation of Mr M.McComas 314,063 options to acquire ordinary shares were forfeited.

During the year Mr G.L. Salthouse and his director related entities disposed of 118,889 ordinary shares and 27,999 options to acquire ordinary shares.

All equity dealings with directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arm's length.

21 Segment information

The economic entity operates solely in the biotechnology industry. The economic entity operates predominantly in Australia.

22 Financial Instruments

(a) Interest rate risk

The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

	Weighted Average Effective Interest Rate		Non-Interest Bearing		Balances Subject to a Floating Interest Rate		Total	
	2002 %	2001 %	**2002 $**	2001 $	**2002 $**	2001 $	**2002 $**	2001 $
(i) Financial Assets								
Cash at bank	**4.5**	5.7	–	–	**4,414,101**	6,980,550	**4,414,101**	6,980,550
Total			–	–	**4,414,101**	6,980,550	**4,414,101**	6,980,550
(ii) Financial Liabilities								
Payables	**0.0**	0.0	156,874	290,646	–	–	151,322	290,646
Total			156,874	290,646	–	–	151,322	290,646

(b) Net fair values

All financial assets and liabilities have been recognised at the balance date at their net fair values.

(c) Credit risk exposures

The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position.

notes to and forming part of the financial statements continued

23 Employee entitlements

		Consolidated		EpiTan Limited	
		2002 $	2001 $	**2002 $**	2001 $
(a)	The aggregate employee entitlement liability is comprised of:				
-	Provisions	53,954	27,619	53,954	27,619
-	Accrued wages, salaries and on costs	27,568	9,908	27,568	9,908
		81,522	37,527	**81,522**	37,527

(a) Employee Option Plan

An employee option plan has been established where directors, staff and consultants are issued with options over the ordinary shares of EpiTan Limited. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the directors of EpiTan Limited. The options are issued for a term of five years, however this does vary for the various plan participants. The options cannot be transferred and will not be quoted on the ASX. There are currently four directors, three staff and three consultants eligible for this scheme.

Information with respect to the number of options granted under the employee option scheme is as follows :

		2002		2001	
		Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
	Balance at beginning of year				
-	granted	1,250,000	$0.10	-	-
-	forfeited	4,450,000	$0.24	1,250,000	$0.10
-	exercised	(314,063)	$0.30	-	-
	Balance at end of year	5,385,937	$0.20	1,250,000	$0.10
	Exercisable at end of year	1,136,873	$0.21	-	-

The following table summarises information about options outstanding and exercisable at 30 June 2002.

Exercise price	**Expiry date**	**Number of options: Outstanding**	**Exercisable**
$0.10	3 April 2006	1,250,000	416,625
$0.10	22 October 2006	1,300,000	50,000
$0.12	30 May 2007	150,000	25,000
$0.30	30 September 2004	1,935,937	645,248
$0.30	30 September 2005	750,000	-
		5,385,937	1,136,873

directors' declaration

The directors of the Company declare that:

1 the financial statements and notes, as set out on pages 9 to 26, are in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the company's and the economic entity's financial position as at 30 June 2002 and of their performance for the year ended on that date;

(b) complying with Accounting Standards and the *Corporations Regulations*; and

2. in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

A.J. Cooper Director

W.A. Millen Director

Dated this 23rd day of August 2002.

independent audit report


William Buck
Business Consultants
Chartered Accountants

Independent audit report

To the members, EpiTan Limited ABN 88 089 644 119

Scope

We have audited the financial report of EpiTan Limited and controlled entity for the financial year ended 30 June 2002, comprising the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, notes to the financial statements and the Directors' Declaration. The financial report includes the consolidated financial statements of EpiTan Limited, and the entity it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conduced in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements, in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of EpiTan Limited is in accordance with:

(a) the Corporations Act 2001 including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on the date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

William Buck Chartered Accountants

K. W. Glynn Partner

Dated this 27th day of August 2002.
Melbourne

Level 2, 215 Spring Street, Melbourne VIC 3000 Australia • GPO Box 4984WW, Melbourne VIC 3001 • DX39320 Port Melbourne
Telephone (61 3) 8663 6000 • Facsimile (61 3) 8663 6333 • Email info@williambuckvic.com.au • Web www.williambuck.com.au
William Buck, an Association of Independent Firms, each trading under the name of William Buck in: Adelaide, Brisbane, Melbourne, Perth, Sydney • Affiliated with TAG International Inc.

additional information required by the australian stock exchange

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. The information is current at 27 August, 2002.

1 Shareholding

(a) Distribution of Shareholders Number

Category (size of Holding)	Ordinary Shares	Options
1 - 1,000	8	2
1,001 - 5,000	263	12
5,001 - 10,000	341	127
10,001 - 100,000	637	303
100,001 - and over	61	69
	1328	515

(b) The number of shareholdings held in less than marketable parcels is 126 and 192 for ordinary shares and options, respectively.

(c) The names of the substantial shareholders listed in the holding Company's register as at 30 June 2002 are:

Weighton Pty Ltd
MelanoTan Corporation USA
Chartport Financial Services Pty Ltd

(d) Voting Rights

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(e) 20 Largest Shareholders - Ordinary Shares

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1	Weighton Pty Ltd	19,541,144	22.61
2	MelanoTan Corporation USA	15,138,154	17.52
3	Chartport Financial Services Pty Ltd	5,565,059	6.44
4	Sunzu Enterprises Pty Ltd	1,854,521	2.15
5	Movilli Pty Ltd	1,694,521	1.96
6	Carlina Nominees Pty Ltd	1,441,667	1.67
7	JFR Investments Pty Ltd	1,388,889	1.61
8	Gary B Branch Pty Limited	1,120,000	1.30
9	Barbagallo Consultants Pty Ltd	833,333	0.96
10	Manikato Financial Services	795,650	0.92
11	Mr Doug McLachlan & Mrs Wendy McLachlan	670,000	0.78
12	National Nominees Ltd	582,530	0.67
13	Merryl Lynch (Australia) Nominees Pty Ltd	527,813	0.61
14	Mr Cheng Han	520,000	0.60
15	Mr Charnjit Shergill	500,000	0.58
16	Mr Allan Parker & Mrs Janette Parker	480,000	0.56
17	ANZ Nominees Ltd	435,498	0.50
18	Dynamic Press Investments	400,000	0.46
19	Miss Karen Ramsland	400,000	0.46
20	Grunwald Design International Pty Ltd	378,820	0.44
		54,239,821	62.77

additional information required by the australian stock exchange

(f) 20 Largest Optionholders

	Name	Number of Options held	% Held of Issued Options
1	MelanoTan Corporation USA	9,232,185	15.31
2	Weighton Pty Ltd	7,929,638	13.15
3	Chartport Financial Services Pty Ltd	4,518,509	7.50
4	Mr Wayne Andrew Millen & Mrs Barbara Anne Millen	4,000,000	6.64
5	Lippo Services Nominees	1,300,000	2.16
6	Sunzu Enterprises Pty Ltd	1,140,092	1.89
7	Carlina Nominees Pty Ltd	1,050,000	1.74
8	Movilli Pty Ltd	1,033,423	1.71
9	Mr Stephen Charles O'Halloran	1,000,535	1.66
10	JFR Investments Pty Ltd	1,000,000	1.66
11	Gary B Branch Pty Limited	900,000	1.49
12	Equity Trustees Limited	700,000	1.16
13	Mr Doug McLachlan & Mrs Wendy McLachlan	660,000	1.09
14	Barbagallo Consultants Pty Ltd	600,000	1.00
15	Manikato Financial Services	572,868	0.95
16	Tagtown Pty Ltd	500,000	0.83
17	Montako Pty Ltd	496,000	0.82
18	Koch Corporation Pty Ltd	450,000	0.75
19	Mr Bradley John Larkin	450,000	0.75
20	Miss Karen Ramsland	409,996	0.68
		37,893,246	62.86

2 Company Secretary

The name of the Company secretary is Mr David McBain.

3 Registered Office

The address of the principal registered office in Australia is Level 10, 52 Collins Street, Melbourne, Victoria, 3000; Telephone (03) 9662 4688.

4 Register of Securities

Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne Vic 3000

5 Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited (ASX code: EPT).

6 Restricted Securities

Restricted securities on issue at 30 June 2002:

Security	No.
Ordinary shares	37,957,228
Options to acquire ordinary shares	23,148,669

These securities cease to be classified as restricted from 12 February 2003.

corporate directory

Directors
Dr Wayne Millen (Chairman)
Dr Helmer Agersborg (Deputy Chairman)
Dr Terry Winters
Professor Alan Cooper, OAM
Mr Stanley McLeish

Managing Director
Dr Wayne Millen

Secretary
Mr David McBain

Australian Stock Exchange
The Company's shares are quoted on the official list of the Australian Stock Exchange.

ASX Code: EPT

Registered Office
Level 10, 52 Collins Street
Melbourne Australia 3000
Telephone: +61 3 9662 4688
Facsimile: +61 3 9662 4788
Email: mail@epitan.com.au
Website: www.epitan.com.au

Auditor & Independent Accountants
William Buck
Level 2, 215 Spring Street
Melbourne Australia 3000

Lawyers
Minter Ellison
Rialto Towers, 525 Collins Street
Melbourne Australia 3000

Share Registry
Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne Australia 3000
or
GPO Box 2975EE
Melbourne Australia 3000

garry emery design


www.epitan.com.au

epitan

17 September 2002

Company Announcement

EpiTan Announces Plans for Expansion into Dermatology Products

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited
Tel: 03 9662 4688
Renate Krelle, Monsoon Communications
Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced plans to expand the company's operating base to include new leading-edge dermatology products. The company plans to acquire products that will provide positive cash flow for the company and complement its commitment to dermatology and skin care.

"We are already in the dermatology business by way of skin protection with our advanced drug candidate, Melanotan," said Dr Wayne Millen, EpiTan's Managing Director. "In a natural extension of what we are already doing and in synergy with our Melanotan project, we intend to both develop and source new products for distribution in the Australasian region."

The planned expansion is a strategic move for the company, whose leading drug candidate, Melanotan, is poised to begin Phase II trials. EpiTan is one of only approximately 14 companies in Australia to have a drug candidate either in, or preparing to enter Phase II clinical trials.

"With Melanotan at an exciting stage of development now is the time to broaden EpiTan's base", said Dr Millen.

To advance this expansion, EpiTan announced the appointment of Mr Tom Laughlin as a US-based consultant to the company. Mr Laughlin has extensive experience in sourcing and marketing pharmaceutical products internationally.

Mr Laughlin has held positions of increasing responsibility with Pfizer, Proctor & Gamble, Pharmacia & Upjohn and Bayer. As Senior Vice President and General Manager of Consumer Health Care at Pharmacia & Upjohn Mr Laughlin directed the development and launch of several prescription to over-the-counter (OTC) switches including Rogaine® hair growth treatment. Mr. Laughlin has also directed the marketing of numerous other dermatology products including the Oil of Olay® line of skin care products for Procter & Gamble.

In 1995 and 1996 he was Chairman of the Board of Directors of the Consumer Healthcare Products Association, the OTC industry's peak trade association.

"This appointment consolidates our plan to expand into new operations," said Dr Millen. "Along with the recent appointment of Mr Stan McLiesh, CSL's former General Manager, Pharmaceuticals, Tom Laughlin will investigate the in-licensing of strategic dermatology products that will complement the company's existing interest in skin care. With his comprehensive international view of the market, and particularly North America and Europe, we are optimistic that exciting new products can be secured for Australasian markets."

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan.

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight or ultraviolet (UV) radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. Skin cancer rates among white Americans for example, are 100 times higher than those among the African American population.

Melanotan is a synthetic analogue of the body's own tanning hormone α-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

epitan

12 September 2002

Company Announcement

Former CSL General Manager-Pharmaceuticals Joins EpiTan Board

For more information contact:
Dr Wayne Millen, Managing Director, EpiTan Limited
Tel: 03 9662 4688
Renate Krelle, Monsoon Communications
Tel: 03 9620 3333
mail@epitan.com.au
www.epitan.com.au

Melbourne, Australia

EpiTan Limited (ASX:EPT) today announced the appointment of Mr Stanley McLiesh as a non-executive director. Former General Manager, Pharmaceuticals at CSL Limited, Mr McLiesh brings to EpiTan extensive experience in commercialising pharmaceutical products internationally.

At CSL, he was closely involved in the transition of the company from government ownership through corporatisation to a highly successful listed company.

During a career spanning 25 years at CSL, Mr McLiesh brokered numerous in-licensing agreements with international companies enabling CSL to expand into new markets profitably. He was closely involved in merger and acquisition negotiations and the establishment of successful partnerships and collaborative relationships.

Mr McLiesh has recently acted as a consultant to EpiTan.

"The opportunity to now work alongside EpiTan's board on the Melanotan project is of great personal interest," said Mr McLiesh. "I am very keen to progress the commercialisation of this technology and contribute to the development of an emerging biotechnology company with great potential."

EpiTan's lead drug candidate Melanotan is poised to enter Phase II clinical trials following successful Phase I/II trial results announced in March.

"Mr McLiesh comes on board at an exciting time and will be integral to the company's strategic development," said Dr Wayne Millen, EpiTan's Managing Director. "His extensive experience will complement that of EpiTan's current board and will be instrumental in taking EpiTan forward to its next stages of development as our Melanotan project moves towards maturity."

Mr McLiesh joins Drs Wayne Millen, Helmer Agersborg and Terry Winters and Clinical Associate Professor Alan Cooper, OAM, on the board of EpiTan. The company now has a broad international experience base in pharmaceuticals, drug development, venture capital and dermatology.

ABOUT THE COMPANY: EpiTan Limited is an emerging biotechnology company with a focus on skin protection, headquartered in Melbourne, Australia. The company has the exclusive worldwide rights to develop its unique leading drug candidate Melanotan.

Melanotan, like sunlight, stimulates the production of melanin in the skin resulting in a tan. Melanin is the body's natural defence mechanism against skin damage resulting from exposure to sunlight or ultraviolet (UV) radiation, essentially acting like an internal sunscreen. EpiTan believes Melanotan may assist in reducing skin damage from sun exposure and thus the incidence of skin cancer.

Research shows that people with high levels of melanin have a far lower incidence of skin cancer than those with fair skin. For example, skin cancer rates among white Americans are 100 times higher than those among the African American population.

Melanotan is a synthetic analogue of the body's own tanning hormone α-MSH (alpha-MSH). Melanotan however is 1000 times more active and has a longer duration in the body than the natural hormone.

EpiTan is listed on the Australian Stock Exchange.

-End-

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY
FINANCIAL REPORT
YEAR ENDED
30 JUNE 2002

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

INDEX

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CORPORATE GOVERNANCE STATEMENT

The Board has the responsibility for ensuring the Company is properly managed so as to protect and enhance shareholders' interests in a manner which is consistent with the Company's responsibility to meet its obligations to all parties with which the Company interacts. The following is a summary of the Company's Corporate Governance policies.

THE BOARD OF DIRECTORS

The Board is comprised of a majority of non-executive directors to ensure that the Board remains independent of day-to-day management.

The terms and conditions relating to the appointment and retirement of non-executive directors are determined on a case-by-case basis and in conformity with the requirements of the ASX Listing Rules and the Corporations Act 2001.

For the purposes of the proper performance of their duties, directors are entitled to seek independent professional advice at the Company's expense.

AUDIT COMMITTEE

The current Board comprises the members of the audit committee. Dr W.A. Millen is a non-voting member. The principal functions of the audit committee include reviewing and making recommendations to the Board regarding:

- assisting the Board in the discharge of its responsibilities in respect of the preparation of the Company's financial statements and the Company's internal controls;
- recommending to the Board nominees for appointment as external auditors;
- providing a line of communications between the Board and the external auditors; and
- examining the external auditors evaluation of internal controls and management's response.

Two meeting of the audit committee were held during the financial year.

William Buck was appointed company auditor on 28 November 2000. The Audit Committee is responsible for the terms of the appointment. The external auditor is invited to attend 2 Audit Committee meetings each year. Although the appointment of the external auditor is reviewed regularly by the Audit Committee, it is anticipated that the audit engagement partner will be rotated every 5 years.

The company auditor does not prepare the primary accounting records nor is it involved in Company decision making. The technical expertise of William Buck is called upon from time to time to assist the directors in discharging various statutory responsibilities. The following is a summary of fees paid to William Buck and related entities for non-audit services for the financial year ended 30 June 2002.

- technical financial reporting assistance to ensure compliance with relevant Accounting Standards ($9,500)
- advice regarding appropriate corporate governance and risk management ($9,388)
- review of the financial report for the half year ended 31 December 2001 ($6,000)
- compliance services including preparation and lodgement of various statutory requirements including Annual Return ($212), Income Tax Return ($6,550), Business Activity Statements ($2,800), Appendix 4C Quarterly Cash Flow Statements ($8,755), Fringe Benefits Tax Return ($2,635)
- Assistance with application for R&D concession ($6,140)
- Advice regarding Superannuation Guarantee Charge liabilities ($2,460)
- Miscellaneous professional advice ($3,435)

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

CORPORATE GOVERNANCE STATEMENT

REMUNERATION COMMITTEE

The remuneration committee constitutes the full Board and has determined the appropriate level of remunerations for all executive directors details of which are outlined in the Directors' Report.

ADOPTION OF A CONTINUOUS DISCLOSURE PROTOCOL

The Company has adopted a continue disclosure protocol. The Chief Executive Officer has been appointed the Disclosure Officer and is required to collate and, where appropriate, disclose share price sensitive information.

IDENTIFICATION AND MANAGEMENT OF SIGNIFICANT BUSINESS RISK

The Company has prepared a detailed plan for the Melanotan project. The Board receives regular reports in order to monitor the progress of the Company's major project.

ETHICAL STANDARDS

The Company recognises the need for directors and employees to observe the highest standards of behaviour and business ethics when engaging in corporate activity.

The Company intends to maintain a reputation for integrity. The Board has adopted a Code of Ethics which sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions.

A key element of that Code is the requirement that officers and employees act in accordance with the law and with the highest standards of propriety. The Code and its implementation are to be reviewed each year.

DETAILS OF OPTIONS TERMS AND CONDITIONS

Details of the Employee Option Plan are included at note 23(b) of the financial statements.

The staff eligible to participate in the scheme may exercise 33.3% of their options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. The conditions for exercise require the closing sales price of the Company's shares on the ASX to equal or exceed $0.12 for a period of not less than 5 consecutive trading days. In addition, the staff must satisfy some performance benchmarks specifically related to their area of expertise. The exercise price is $0.10 and the term is 5 years.

One of the consultants eligible for the scheme may exercise 33.3% of his options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. Another consultant may exercise 25,000 options for each month of the service agreement completed. The consultants may only exercise their options when the closing sales price of the Company's shares on the ASX to equal or exceed $0.12 or $0.14 for a period of not less than 5 consecutive trading days. The exercise price is $0.10 or $0.12 and the term is 5 years.

One of the directors eligible to participate in the scheme may exercise 33.3% of his options after 12 months of being issued, a further 33.3% after 24 months and the remaining options 36 months after issue. The other directors may exercise 33.3% of their options immediately after issue, a further 33.3% after 9 months and the remaining options after 21 months of issue. If a director ceases to be a director or attends less than 80% of Board meetings then a proportion of the options will lapse. The exercise price is $0.30 and the term is 3.5 or 2.75 years.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

Your directors present their report on the company and its controlled entity for the financial year ended 30 June 2002.

DIRECTORS

The names of directors in office at any time during or since the end of the year are:

Dr W.A. Millen
Dr H.P.K. Agersborg
Dr T.E. Winters
Dr A.J. Cooper (appointed 21 March 2002)
Mr G.L. Salthouse (resigned 30 September 2001)
Mr M.J. McComas (resigned 26 June 2002)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

PRINCIPAL ACTIVITY

The principal activity of the consolidated entity during the financial year was to further develop, 'Melanotan', the company's drug candidate in the field of skin tanning.

OPERATING RESULTS

The consolidated loss of the consolidated entity after providing for income tax amounted to $3,141,224 (2001: $1,557,582).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during the financial year.

REVIEW OF OPERATIONS

In December 2001 the company successfully completed its first Phase I/II clinical trial on Melanotan at the Royal Adelaide Hospital.

In March 2002 the company signed an agreement with Southern Research Institute in Alabama, USA to develop a sustained release formulation for the delivery of Melanotan. Also in March, the Board of Directors appointed Dr Alan Cooper, OAM, an eminent dermatologist, as non-executive director.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Directors are not aware of any significant events that may have occurred subsequent to balance date.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The directors anticipate that the company will continue its clinical trial and drug development program as forecast in the supplementary prospectus and regular public announcements of the company.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The consolidated entity's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

INFORMATION ON DIRECTORS

Dr Wayne A. Millen
Chairman and Managing Director

Age: 61

Qualifications: BSc(Hons) PhD FRACI C CHEM FAusIMM AFAIM

Experience: Dr Millen is the founding Managing Director of EpiTan Limited.
He has a PhD in chemistry and biochemistry from the University of Western Australia and is a Chartered Chemist with extensive experience over 30 years operating his own commercial enterprises.

Dr Millen has extensive experience in venture and development capital investment with an emphasis on companies involved in technological innovation and has been the lead investor and strategist in several private and public companies.

He has considerable experience in establishing and managing start-up enterprises and brings to the company operational skills embracing corporate, technological and marketing disciplines.

Interest in shares and options: 19,551,144 ordinary shares and 11,939,638 options to acquire ordinary shares.

Dr Helmer P.K. Agersborg
Non-executive Deputy Chairman

Age: 73

Qualifications: BSc PhD

Experience: Dr Agersborg is Chairman and President of MelanoTan Corp, President of Afferon Corp and director of Virxsys Corporation, all pharmaceutical companies. He has been President of Wyeth-Ayerst Research.

During his distinguished forty years in the pharmaceutical industry, more than 50 new drug applications were approved in the United States, countless marketing applications were approved outside the United States and innumerable IND's were accepted around the world by companies under his direction.

Dr Agersborg contributes broad international pharmaceutical development experience at the highest level to the company.

Interest in shares and options: 750,000 options to acquire ordinary shares.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

INFORMATION ON DIRECTORS (Cont'd)

Dr Terry E. Winters
Non-Executive Director

Age: 60

Qualifications: BSc PhD

Experience: Dr Winters is a director of four private US based companies and a Special Limited Partner of Valley Ventures, a $50 million venture capital fund based in Scottsdale, Arizona.

In 1983, he co-founded, and is a General Partner of, Columbine Venture Fund which has invested over $125 million in life science and technology companies in the western USA.

From the Columbine investments, successful companies have been Orthologic Corp, CollaGenex Pharmaceuticals, Nanophase Technologies, Curis, Neogen (all NASDAQ quoted) and Microgenics.

Interest in shares and options: 15,288,154 ordinary shares and 9,982,185 options to acquire ordinary shares.

Professor Alan J. Cooper, OAM
Non-Executive Director

Age: 51

Qualifications: BSc MBBS FACD

Experience: Professor Cooper brings valuable specialist dermatology experience to the company. He is Clinical Associate Professor at the University of Sydney and Head of the Department of Dermatology at Sydney's Royal North Shore Hospital. Professor Cooper is President-Elect of the Australasian College of Dermatologists and founding director of the Australian Dermatology Research and Education Foundation.

He is a graduate of the University of Sydney and trained at the Mayo Clinic in the USA. Professor Cooper has served on numerous professional committees and advisory boards at national and international levels and continues these activities to the present time.

Professor Cooper also operates a private practice as a consultant dermatologist.

Interest in shares and options: 750,000 options to acquire ordinary shares.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

INFORMATION ON DIRECTORS (Cont'd)

Mr Graeme L. Salthouse
Non-executive Chairman

Age: 65

Qualifications: CA (NZ) ASA CFTP

Experience: Mr Salthouse is a Chartered Accountant, initially working with Coopers& Lybrand in several overseas countries. He has also held many senior positions in substantial industrial organisations, including ICI, Repco Limited and Hawker Richardson Limited, including a senior management position with Austrim Limited, following the acquisition of Hawker Richardson by that company.

He was responsible for the successful float of Hawker Richardson Limited and SecureNet Limited, now a highly successful company in the information technology industry.

In addition, he founded the Melbourne Office of Morgan Grenfell and was a director and the senior executive in Melbourne.

Mr Salthouse is Managing Director of ION Limited.

Mr Salthouse resigned as a director of EpiTan Limited on 30 September 2001.

Interest in shares and options: 1,854,521 ordinary shares and 1,140,092 options to acquire ordinary shares.

Mr Malcolm J. McComas
Non-Executive Director

Age: 47

Qualifications: Bcc LLB FSIA

Experience: Mr McComas is a director of Grant Samuel, the Australian corporate advisory, property services and funds management group, and a director of ION Limited.

He has 17 years investment banking and 6 years legal experience in equity and debt finance, acquisitions and divestments and has undertaken advisory work for corporations, institutions and governments.

Mr McComas was previously a Managing Director and Co Head of Investment Banking at Salomon Smith Barney Australia, Managing Director of Investment Banking at County NatWest and with Morgan Grenfell working in Melbourne, Sydney and London.

Mr McComas resigned as a director of EpiTan Limited on 26 June 2002.

Interest in shares and options: 1,694,521 ordinary shares and 1,469,360 options to acquire ordinary shares.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

DIRECTORS' AND EXECUTIVE OFFICERS' EMOLUMENTS

The emoluments of each director are as follows:

	Salary	Directors' Fees	Superannuation Contributions	Allowances	Non Cash Benefits	Total
	$	$	$	$	$	$
Dr W.A. Millen	207,000	-	18,000	19,578	-	244,578
Dr H.P.K Agersborg	-	30,000	-	-	-	30,000
Dr T.E. Winters	-	30,000	-	-	-	30,000
Dr A.J. Cooper	-	8,384	670	-	-	9,054
Mr G.L. Salthouse	-	11,750	-	-	-	11,750
Mr M.J. McComas	-	30,000	-	-	-	30,000

At the date of this financial report, there are no executive officers that are not directors of the company.

MEETING OF DIRECTORS

During the financial year, 9 meetings of directors were held. Attendances were:

Directors	Directors' Meetings No. eligible to attend	No. attended
Dr W.A. Millen	9	9
Dr H.P.K Agersborg	9	9
Dr T.E Winters	9	9
Dr A.J Cooper	3	3
Mr G.L Salthouse	1	1
Mr M.J. McComas	9	9

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICER

During or since the end of the financial year the company has given an indemnity or entered an agreement to indemnify, or paid or agreed to pay insurance premiums as follows.

The company has paid premiums to insure each of the directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising of their conducts while acting in the capacity of director of the company, other than conduct involving wilful breach of duty in relation to the company. The amount of the premium was $50,000.

EMPLOYEES

The consolidated entity employed 5 employees as at 30 June 2002 (2001: 3 employees).

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' REPORT

SHARE OPTIONS

At the date of this report, unissued ordinary shares of the company under option are:

Expiry Date	Exercise Price	Number of Options
30 June 2003	$0.30 / share	60,285,919
30 September 2004	$0.30 / share	1,935,937
30 September 2005	$0.30 / share	750,000
3 April 2006	$0.10 / share	1,250,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	150,000

No shares have been issued by virtue of the exercise of an option during the year or to the date of this report.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not party to any such proceedings during the year.

Signed in accordance with a resolution of the Board of Directors:

A.J. COOPER
DIRECTOR

W.A. MILLEN
DIRECTOR

Dated this 23rd day of August, 2002.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 JUNE 2002

		Consolidated		EpiTan Limited	
	Note	2002 $	2001 $	2002 $	2001 $
Revenues from ordinary activities	2	257,507	408,697	257,507	408,697
Total expenses from ordinary activities	2	(3,398,731)	(1,966,279)	(4,269,171)	(1,218,382)
Borrowing costs		-	-	-	-
Profit(loss) from ordinary activities before related income tax expense		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Income tax expense (benefit) relating to ordinary activities	3	-	-	-	-
Profit(loss) from ordinary activities after related income tax expense		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Net profit(loss)		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Net profit(loss) attributable to members of the EpiTan Limited		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Total changes in equity other than those resulting from transactions with owners as owners		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Basic Earnings Per Share - cents per share	15	(3.6)	(2.3)		

The accompanying notes form part of these financial statements.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2002

		Consolidated		EpiTan Limited	
	Note	2002 $	2001 $	2002 $	2001 $
CURRENT ASSETS					
Cash Assets	16(a)	4,414,100	6,980,550	4,414,092	6,980,481
Receivables	4	29,602	34,918	29,602	34,918
Other	5	39,391	12,889	39,391	12,889
TOTAL CURRENT ASSETS		4,483,093	7,028,357	4,483,085	7,028,288
NON CURRENT ASSETS					
Receivables	4	-	-	5,857,410	7,475,211
Property, Plant and Equipment	6	141,535	116,389	141,535	116,389
Intangible Assets	7	5,895,734	6,624,277	38,334	19,577
Other Financial Assets	8	-	-	169	169
TOTAL NON CURRENT ASSETS		6,037,269	6,740,666	6,037,448	7,611,346
TOTAL ASSETS		10,520,362	13,769,023	10,520,533	14,639,634
CURRENT LIABILITIES					
Payables	10	156,874	290,646	156,874	290,646
Provisions	11	53,954	27,619	53,954	27,619
TOTAL CURRENT LIABILITIES		210,828	318,265	210,828	318,265
TOTAL LIABILITIES		210,828	318,265	210,828	318,265
NET ASSETS		10,309,534	13,450,758	10,309,705	14,321,369
EQUITY					
Contributed Equity	12	15,382,490	15,382,490	15,382,490	15,382,490
Accumulated Losses	13	(5,072,956)	(1,931,732)	(5,072,785)	(1,061,121)
TOTAL EQUITY		10,309,534	13,450,758	10,309,705	14,321,369

The accompanying notes form part of these financial statements.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Refund from ATO		106,207	-	106,207	-
Payments to suppliers and employees		(1,281,979)	(440,432)	(1,233,094)	(440,022)
Payments for research and development		(1,574,737)	(462,729)	(1,574,737)	(462,729)
Interest received		260,346	388,622	260,346	388,622
Net cash provided by (used in) operating activities	16(b)	(2,490,163)	(514,539)	(2,441,278)	(514,129)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for property, plant and equipment		(63,551)	(57,903)	(63,551)	(57,903)
Loans to related parties		-	-	(48,824)	(345)
Payments for trademarks		(9,468)	(19,577)	(9,468)	(19,577)
Payments for patents		(3,268)	-	(3,268)	-
Net cash provided by (used in) investing activities		(76,287)	(77,480)	(125,111)	(77,825)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		-	1,605,816	-	1,605,816
Payment of share issue costs		-	(601,973)	-	(601,973)
Net cash provided by (used in) financing activities		-	1,003,843	-	1,003,843
Net increase/(decrease) in cash held		(2,566,450)	411,824	(2,566,389)	411,889
Cash at beginning of the year		6,980,550	6,568,726	6,980,481	6,568,592
Cash at end of the year	16(a)	4,414,100	6,980,550	4,414,092	6,980,481

The accompanying notes form part of these financial statements.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accountancy Standards Board and the Corporations Act 2001. The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the economic entity in the preparation of the financial report.

(a) Principles of Consolidation

The consolidated accounts comprise the accounts of EpiTan Limited and its controlled entity. A controlled entity is any entity controlled by EpiTan Limited. Control exists where EpiTan Limited has the capacity to dominate the decision-making in relation to the financial and operating activities of another entity so that the other entity operates with EpiTan Limited to achieve the objectives of EpiTan Limited. A list of controlled entities is contained in Note 9 to the financial statements.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included from the date control was obtained or until the date control ceased.

(b) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as either a provision for deferred income tax or as a future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond any reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the company will derive sufficient future assessable income and comply with the conditions of deductibility imposed by the law.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(c) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost or at independent or directors' valuation, less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets' employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated over the assets' useful lives to the economic entity commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Office equipment	20 – 40%
Furniture and fittings	20%

(e) Investments

Non-current investments are brought to account at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets in the particular entities. The expected net cash flows from investments have not been discounted to their present value in determining the recoverable amounts.

(f) Research and Development Expenditure

Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs. No research and development costs have been deferred during this financial year.

Deferred research and development expenditure is amortised on a straight line basis over the period during which the related benefits are expected to be realised, once commercial production has commenced.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(g) Intellectual Property

(i) Sub-licence

The sub-licence to develop and commercialise Melanotan has been recorded at cost. Cost is based on the fair value of the consideration given in exchange for the assets.

The consideration given for the acquisition of the sub-licence was the issue of 11,167,000 ordinary shares and attaching options in the company. Hence the cost of the sub-licence has been determined by assessing the fair value of net assets of the economic entity immediately after the sub-licence was acquired. For the purpose of valuing the assets of the company, an independent valuation of the sub-licence was performed. The valuation was based on discounted future cash flows expected to flow from the right to the sub-licence. The valuation was adjusted for the probability of success.

The directors have determined that it is appropriate to record the sub-licence at cost rather than revalued to market value at this time.

(ii) Amortisation of Sub-licence

The sub-licence to develop and commercialise Melanotan is amortised on a straight-line basis over 10 years. The directors have assessed this to be the period over which the future economic benefits of the sub-licence are expected to be realised. The period approximates the remaining life and likely extensions of the patents subject to the sub-licence.

(iii) Amortisation of Trademarks

Trademarks are amortised on a straight line basis over their expected useful lives.

(h) Accounts Payable

Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the economic entity.

(i) Employee Entitlements

Provision is made for the economic entity's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries and annual leave which will be settled after one year, have been measured at their nominal amount. Other employee entitlements payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those entitlements.

Employee entitlements expenses and revenues arising in respect of the following categories; wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements are charged against profits on a net basis in their respective categories.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(j) Employee Entitlements (con't)

The value of the employee option scheme described in note 23 is not being charged as an employee entitlement expense.

Contributions are made by the economic entity to employee superannuation funds and are charged as expenses when incurred.

(k) Revenue

Interest revenue is recognised on a proportional basis.

(l) Share Capital

Ordinary share capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the shares proceeds received.

(m) Earnings Per Share

(i) Basic earnings per share
Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(m) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense receivables and payables in the statement of financial position are shown inclusive of GST.

(n) Leases

Leases payments for operating leases, where substantially all the risks and benefits remain with the lessors, are charged as expenses in the periods in which they are incurred.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES					
(a) Revenues from ordinary activities					
Interest revenue – other persons		257,507	408,697	257,507	408,697
Total revenues		257,507	408,697	257,507	408,697
(b) Expenses from ordinary activities					
Clinical development costs		1,871,867	1,210,215	1,124,569	462,728
Drug delivery research costs		372,758	-	372,758	-
Occupancy costs		81,252	71,396	81,252	71,396
Marketing costs		108,437	25,890	108,437	25,890
Finance & administration costs		964,417	658,778	2,582,155	658,368
Total expenses from ordinary activities		3,398,731	1,966,279	4,269,171	1,218,382
(c) Profit/(loss) from ordinary activities before income tax has been determined after:					
Depreciation of office equipment		38,405	35,718	38,405	35,718
Amortisation of sub-licence		747,299	747,487	-	-
Amortisation of trademarks		319	-	319	-
Research & development costs		1,497,326	462,729	1,497,326	462,729
Doubtful debts – wholly owned subsidiary		-	-	1,666,625	-

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
3. INCOME TAX EXPENSE					
(a) The prima facie tax on profit(loss) from ordinary activities before income tax is reconciled to the income tax expense(benefit) as follows:					
Prima facie tax payable on profit(loss) from ordinary activities before income tax at 30% (2001: 34%)		(942,367)	(529,578)	(1,203,499)	(275,293)
Add:					
Tax effect of permanent differences					
- non deductible amortisation		96	-	96	-
- other non allowable items		1,455	3,910	1,455	3,910
Adjustment to future income tax benefit for change in company tax rate to 30% (2001: 34%)		-	15,759	-	3,448
Write off FITB due to lack of virtual certainty		940,816	511,437	1,201,948	269,463
Less:					
Tax effect of:					
Adjustment to provision for deferred income tax for change in company tax rate to 30% (2001: 34%)		-	(1,528)	-	(1,528)
		-	-	-	-
(b) Future income tax benefits arising from unconfirmed tax losses and net timing differences not brought to account at balance date as realisation of the benefit is not regarded as virtually certain. These balances have been restated by applying the income tax rate expected to be applicable when the benefits will be realised. The benefits will only be obtained if the conditions set out in note 1(b) occur:					
Tax losses		1,411,312	407,435	1,000,694	275,403
Net timing differences		104,652	6,454	512,450	6,454
		1,515,964	413,889	1,513,144	281,856

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
4. RECEIVABLES					
Current					
Sundry debtors		13,014	15,491	13,014	15,491
Accrued income		16,588	19,427	16,588	19,427
		29,602	34,918	29,602	34,918
Non-Current					
Receivable from wholly owned entity	20	-	-	7,524,035	7,475,211
Provision for non-recovery		-	-	(1,666,625)	-
		-	-	5,857,410	7,475,211
5. OTHER ASSETS					
Current					
Prepayments		39,391	12,889	39,391	12,889
6. PROPERTY, PLANT AND EQUIPMENT					
Office equipment					
At cost		157,376	115,546	157,376	115,546
Less: Accumulated depreciation		(62,301)	(32,568)	(62,301)	(32,568)
		95,075	82,978	95,075	82,978
Furniture and fittings					
At cost		63,738	42,017	63,738	42,017
Less: Accumulated depreciation		(17,278)	(8,606)	(17,278)	(8,606)
		46,460	33,411	46,460	33,411
Total property, plant and equipment		141,535	116,389	141,535	116,389

Movements in Carrying Amounts
Movements in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the financial year

	Office Equipment $	Furniture and Fittings $	Total $
Consolidated & EpiTan Limited - 2002			
Carrying amount at the beginning of year	82,978	33,411	116,389
Additions	41,830	21,721	63,551
Depreciation expense	(29,733)	(8,672)	(38,405)
Carrying amount at the end of year	95,075	46,460	141,535
Consolidated & EpiTan Limited - 2001			
Carrying amount at the beginning of year	70,353	23,851	94,204
Additions	40,260	17,643	57,903
Depreciation expense	(27,635)	(8,083)	(35,718)
Carrying amount at the end of year	82,978	33,411	116,389

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
7. INTANGIBLE ASSETS					
Sub-licence to develop and commercialise Melanotan – at cost		7,472,983	7,472,983	-	-
Less: Accumulated amortisation		(1,615,583)	(868,283)	-	-
		5,857,400	6,604,700		-
Trademarks		30,555	19,577	30,555	19,577
Less: Accumulated amortisation		(319)	-	(319)	-
		30,236	19,577	30,236	19,577
Patents		8,098	-	8,098	-
		5,895,734	6,624,277	38,334	19,577
8. OTHER FINANCIAL ASSETS					
Non-Current					
Investments at cost comprise:					
Shares in unlisted controlled entity	9	-	-	169	169

9. INTERESTS IN SUBSIDIARIES

Melanotan (Australia) Pty Ltd
Incorporated in Australia.
Percentage of equity interest held by the consolidated entity: 100% (2001: 100%)
Investment: $169 (2001: $169)

	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
10. PAYABLES				
Current				
Trade creditors	69,458	183,440	69,458	183,440
Sundry creditors and accrued expenses	87,416	107,206	87,416	107,206
	156,874	290,646	156,874	290,646
(a) Aggregate amounts payable to:				
- directors and director-related entities	55,554	71,250	55,554	71,250
(b) Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:				
- Euro dollars	-	92,552	-	92,522
- US dollars	11,046	-	11,046	-

(c) Terms and conditions:
Trade and sundry creditors are non-interest bearing and normally settled on 30 day terms.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
11. PROVISIONS					
Current					
Employee entitlements		53,954	27,619	53,954	27,619
12. CONTRIBUTED EQUITY					
(a) Issued and paid up capital fully paid ordinary shares		15,382,490	15,382,490	15,382,490	15,382,490

	2002		2001	
(b) Movements in shares on issue	No.	$	No.	$
At the beginning of the financial year				
Issued during the year	86,414,254	15,382,490	52,256,669	14,378,647
- bonus share issue	-	-	26,128,335	-
- public equity raising	-	-	8,029,250	1,605,816
Less: transaction costs	-	-	-	(601,973)
	86,414,254	15,382,490	86,414,254	15,382,490

(c) Share Options

As at 30 June 2002 the following share options existed which if exercised, would result in the issue of fully paid ordinary shares.

Expiry Date	Exercise Price	Number of Options
30 June 2003	$0.30 / share	60,285,919
30 September 2004	$0.30 / share	1,935,937
30 September 2005	$0.30 / share	750,000
3 April 2006	$0.10 / share	1,250,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	150,000

During the year the following share options were issued which if exercised, would result in the issue of fully paid ordinary shares.

Expiry Date	Exercise Price	Number of Options
30 September 2004	$0.30 / share	2,250,000
30 September 2005	$0.30 / share	750,000
22 October 2006	$0.10 / share	1,300,000
30 May 2007	$0.12 / share	150,000

(d) Terms and conditions of contributed equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
13. ACCUMULATED LOSSES					
Accumulated losses at the beginning of the year		(1,931,732)	(374,150)	(1,061,121)	(251,436)
Net loss attributable to the members of EpiTan Limited		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Accumulated losses at the end of the financial year		(5,072,956)	(1,931,732)	(5,072,785)	(1,061,121)
14. LEASE COMMITMENTS					
Operating lease commitments					
Non-cancellable operating leases Contracted for but not capitalised in the accounts:					
Payable					
- not later than 1 year		48,951	71,096	48,951	71,096
- later than 1 year but not later than 5 years		-	48,951	-	48,951
- later than 5 years		-	-	-	-
		48,951	120,047	48,951	120,047

15. EARNINGS PER SHARE (EPS)

	Consolidated 2002	Consolidated 2001
(a) Basic earnings per share – cents per share	(3.6)	(2.3)
(b) The Weighted Average Number of Ordinary Shares (WANOS) used in the calculation of Basic Earnings Per Share	86,414,254	68,607,099
(c) The numerator used in the calculation of Basic Earnings Per Share.	(3,141,224)	(1,557,582)

(d) There have been no other conversions to, calls of or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

(e) Potential Ordinary Shares not considered Dilutive
As at 30 June 2002 the company had on issue options over unissued capital. The details of which are included in Note 12(c). These options are not considered dilutive as they do not increase the net loss per share.

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated 2002 $	Consolidated 2001 $	EpiTan Limited 2002 $	EpiTan Limited 2001 $
16. CASH FLOW INFORMATION					
(a) Reconciliation of Cash					
For the purposes of the Statement of Cash Flows, cash includes cash on hand and with banks.					
Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:					
Cash on hand		250	253	250	253
Cash at bank		4,413,850	6,980,297	4,413,842	6,980,228
		4,414,100	6,980,550	4,414,092	6,980,481
(b) Reconciliation of cash flows from operating activities with operating profit(loss)					
Operating profit(loss) after income tax		(3,141,224)	(1,557,582)	(4,011,664)	(809,685)
Non cash flows in operating (loss):					
Depreciation expense		38,405	35,718	38,405	35,718
Amortisation expense		747,619	747,487	319	-
Doubtful debt expense		-	-	1,666,625	-
Changes in assets and liabilities:					
(Increase)/decrease in receivables		5,316	22,042	5,316	22,042
(Increase)/decrease in prepayments		(26,502)	43,070	(26,502)	43,070
Increase/(decrease) in payables		(140,112)	175,735	(140,112)	175,735
Increase/(decrease) in provisions		26,335	18,991	26,335	18,991
Net cash used in operating activities		(2,490,163)	(514,539)	(2,441,278)	(514,129)

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

	Note	Consolidated		EpiTan Limited	
		2002 $	2001 $	2002 $	2001 $
17. REMUNERATION OF DIRECTORS					
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of each entity in the consolidated entity, directly or indirectly, by the entities of which they are directors or any related party:		355,382	351,698		
Income paid or payable, or otherwise made available, in respect of the financial year, to all directors of EpiTan Limited, directly or indirectly, from the entity or any related party:				355,382	351,698
The number of directors of EpiTan Limited whose income (including superannuation contributions) falls within the following bands is:				No.	No.
$0 - $9,999				1	-
$10,000 - $19,999				1	-
$20,000 - $29,999				-	2
$30,000 - $39,999				3	1
$40,000 - $49,999				-	1
$240,000 - $249,999				1	1
18. REMUNERATION OF EXECUTIVES					
All executives are directors of EpiTan Limited.					
19. AUDITORS' REMUNERATION					
Amounts received or due and receivable by William Buck for:					
- audit of the financial report		12,500	15,000	12,500	15,000
- other services		57,875	38,008	57,875	38,008
		70,375	53,008	70,375	53,008

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

20. RELATED PARTY DISCLOSURES

Directors
The directors of EpiTan Limited during the financial year were:

W. A. Millen	A.J. Cooper
H. P. K. Agersborg	G. L. Salthouse
T. E. Winters	M. J. McComas

Wholly-owned group transactions

Loans
The loan receivable by EpiTan Limited from Melanotan (Australia) Pty Ltd is non-interest bearing. Repayment of the loan will commence upon commercialisation of the company's drug candidate. A provision for non-recovery has been raised in the accounts of EpiTan Limited to the extent that a deficiency in net assets exists in Melanotan (Australia) Pty Ltd.

Equity instruments of directors

Interests at balance date
Interests in equity instruments of EpiTan Limited held by directors of the reporting entity and their director-related entities:

	Ordinary Shares Fully Paid		Options over Ordinary Shares	
	2002 Number	2001 Number	2002 Number	2001 Number
W. A. Millen	19,591,144	19,546,699	11,979,638	11,966,305
H.P.K. Agersborg	-	-	750,000	-
T. E. Winters	15,288,154	15,288,154	9,982,185	9,232,185
A.J. Cooper	-	-	750,000	-
G. L. Salthouse	1,875,632	1,994,521	1,153,426	1,181,425
M. J. McComas	1,694,521	1,694,521	1,469,360	1,033,423

Dr W.A. Millen and his director related entities received a bonus issue of 44,445 ordinary shares and 13,333 options to acquire ordinary shares in August 2000.

During the year Dr H.P.K. Agersborg, Dr T.E. Winters, Mr M.McComas and Dr A.J. Cooper were all issued 750,000 non-tradeable options to acquire ordinary shares. Due to the resignation of Mr M.McComas 314,063 options to acquire ordinary shares were forfeited.

During the year Mr G.L. Salthouse and his director related entities disposed of 118,889 ordinary shares and 27,999 options to acquire ordinary shares.

All equity dealings with directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arm's length.

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

21. SEGMENT INFORMATION

The economic entity operates solely in the biotechnology industry. The economic entity operates predominantly in Australia.

22. FINANCIAL INSTRUMENTS

(a) Interest rate risk
The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

	Weighted Average Effective Interest Rate		Non-Interest Bearing		Balances Subject to a Floating Interest Rate		Total	
	2002 %	2001 %	2002 $	2001 $	2002 $	2001 $	2002 $	2001 $
(i) Financial Assets								
Cash at bank	4.5	5.7	-	-	4,414,101	6,980,550	4,414,101	6,980,550
Total			**-**	**-**	**4,414,101**	**6,980,550**	**4,414,101**	**6,980,550**
(ii) Financial Liabilities								
Payables	0.0	0.0	156,874	290,646	-	-	151,322	290,646
Total			**156,874**	**290,646**	**-**	**-**	**151,322**	**290,646**

(b) Net fair values
All financial assets and liabilities have been recognised at the balance date at their net fair values.

(c) Credit risk exposures
The economic entity's maximum exposure to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position.

23. EMPLOYEE ENTITLEMENTS

	Consolidated		EpiTan Limited	
	2002 $	2001 $	2002 $	2001 $
(a) The aggregate employee entitlement liability is comprised of:				
- Provisions	53,954	27,619	53,954	27,619
- Accrued wages, salaries and on costs	27,568	9,908	27,568	9,908
	81,522	37,527	81,522	37,527

EPITAN LIMITED
A.B.N. 88 089 644 119
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2002

23. EMPLOYEE ENTITLEMENTS (CON'T)

(b) Employee Option Plan

An employee option plan has been established where directors, staff and consultants are issued with options over the ordinary shares of EpiTan Limited. The options, issued for nil consideration, are issued in accordance with performance guidelines established by the directors of EpiTan Limited. The options are issued for a term of 5 years, however this does vary for the various plan participants. The options cannot be transferred and will not be quoted on the ASX. There are currently four directors, three staff and three consultants eligible for this scheme.

Information with respect to the number of options granted under the employee option scheme is as follows :

	2002		2001	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance at beginning of year	1,250,000	$0.10	-	-
- granted	4,450,000	$0.24	1,250,000	$0.10
- forfeited	(314,063)	$0.30	-	-
- exercised	-	-	-	-
Balance at end of year	5,385,937	$0.20	1,250,000	$0.10
Exercisable at end of year	1,136,873	$0.21	-	-

The following table summarises information about options outstanding and exercisable at 30 June 2002.

		Number of options :	
Exercise price	Expiry date	Outstanding	Exercisable
$0.10	3 April 2006	1,250,000	416,625
$0.10	22 October 2006	1,300,000	50,000
$0.12	30 May 2007	150,000	25,000
$0.30	30 September 2004	1,935,937	645,248
$0.30	30 September 2005	750,000	-
		5,385,937	1,136,873

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

DIRECTORS' DECLARATION

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 9 to 26, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the company's and the economic entity's financial position as at 30 June 2002 and of their performance for the year ended on that date;
   (b) complying with Accounting Standards and the Corporations Regulations; and

2. in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

A.J. COOPER DIRECTOR	W.A.MILLEN DIRECTOR

Dated this 23rd day of August, 2002.

INDEPENDENT AUDIT REPORT

To the members

EPITAN LIMITED
A.B.N. 88 089 644 119

Scope

We have audited the financial report of EpiTan Limited and controlled entity for the financial year ended 30 June 2002, comprising the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, notes to the financial statements and the Directors' Declaration. The financial report includes the consolidated financial statements of EpiTan Limited, and the entity it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conduced in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of EpiTan Limited is in accordance with:

(a) the Corporations Act 2001 including:

  (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2002 and of their performance for the year ended on the date; and

  (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

William Buck
Chartered Accountants

K. W. Glynn
Partner

Dated this 27th day of August, 2002.
Melbourne

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

ADDITONAL INFORMATION REQUIRED BY THE AUSTRALIAN STOCK EXCHANGE

Additional information required by the Australian Stock Exchange and not shown elsewhere in this report is as follows. The information is current at 27 August, 2002.

1. Shareholding

(a) Distribution of Shareholders Number

Category (size of Holding)	Ordinary Shares	Options
1 – 1,000	8	2
1,001 – 5,000	263	12
5,001 – 10,000	341	127
10,001 – 100,000	637	303
100,001 – and over	61	69
	1328	515

(b) The number of shareholdings held in less than marketable parcels is 126 and 192 for ordinary shares and options, respectively.

(c) The names of the substantial shareholders listed in the holding company's register as at 30 June 2002 are:

Weighton Pty Ltd
MelanoTan Corporation USA
Chartport Financial Services Pty Ltd

(d) Voting Rights

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(e) 20 Largest Shareholders – Ordinary Shares

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	Weighton Pty Ltd	19,541,144	22.61
2.	MelanoTan Corporation USA	15,138,154	17.52
3.	Chartport Financial Services Pty Ltd	5,565,059	6.44
4.	Sunzu Enterprises Pty Ltd	1,854,521	2.15
5.	Movilli Pty Ltd	1,694,521	1.96
6.	Carlina Nominees Pty Ltd	1,441,667	1.67
7.	JFR Investments Pty Ltd	1,388,889	1.61
8.	Gary B Branch Pty Limited	1,120,000	1.30
9.	Barbagallo Consultants Pty Ltd	833,333	0.96
10.	Manikato Financial Services	795,650	0.92
11.	Mr Doug McLachlan & Mrs Wendy McLachlan	670,000	0.78

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

ADDITONAL INFORMATION REQUIRED BY THE AUSTRALIAN STOCK EXCHANGE

(e) 20 Largest Shareholders – Ordinary Shares (Cont)

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
12.	National Nominees Ltd	582,530	0.67
13.	Merryl Lynch (Australia) Nominees Pty Ltd	527,813	0.61
14.	Mr Cheng Han	520,000	0.60
15.	Mr Charnjit Shergill	500,000	0.58
16.	Mr Allan Parker & Mrs Janette Parker	480,000	0.56
17.	ANZ Nominees Ltd	435,498	0.50
18.	Dynamic Press Investments	400,000	0.46
19.	Miss Karen Ramsland	400,000	0.46
20.	Grunwald Design International Pty Ltd	378,820	0.44
		54,239,821	62.77

(f) 20 Largest Optionholders

	Name	Number of Options Held	% Held of Issued Options
1.	MelanoTan Corporation USA	9,232,185	15.31
2.	Weighton Pty Ltd	7,929,638	13.15
3.	Chartport Financial Services Pty Ltd	4,518,509	7.50
4.	Mr Wayne Andrew Millen & Mrs Barbara Anne Millen	4,000,000	6.64
5.	Lippo Services Nominees	1,300,000	2.16
6.	Sunzu Enterprises Pty Ltd	1,140,092	1.89
7.	Carlina Nominees Pty Ltd	1,050,000	1.74
8.	Movilli Pty Ltd	1,033,423	1.71
9.	Mr Stephen Charles O'Halloran	1,000,535	1.66
10.	JFR Investments Pty Ltd	1,000,000	1.66
11.	Gary B Branch Pty Limited	900,000	1.49
12.	Equity Trustees Limited	700,000	1.16
13.	Mr Doug McLachlan & Mrs Wendy McLachlan	660,000	1.09
14.	Barbagallo Consultants Pty Ltd	600,000	1.00
15.	Manikato Financial Services	572,868	0.95
16.	Tagtown Pty Ltd	500,000	0.83
17.	Montako Pty Ltd	496,000	0.82
18.	Koch Corporation Pty Ltd	450,000	0.75
19.	Mr Bradley John Larkin	450,000	0.75
20.	Miss Karen Ramsland	409,996	0.68
		37,893,246	62.86

2. Company Secretary

The name of the company secretary is Mr David McBain.

EPITAN LIMITED
A.B.N. 88 089 644 119
AND CONTROLLED ENTITY

ADDITIONAL INFORMATION REQUIRED BY THE AUSTRALIAN STOCK EXCHANGE

3. Registered Office

The address of the principal registered office in Australia is Level 10, 52 Collins Street, Melbourne, Victoria, 3000, Telephone (03) 9662 4688.

4. Register of Securities

Computershare Investor Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne Vic 3000

5. Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited (ASX code: EPT).

6. Restricted Securities

Restricted securities on issue at 30 June 2002:

Security	No.
Ordinary shares	37,957,228
Options to acquire ordinary shares	23,148,669

These securities cease to be classified as restricted from 12 February 2003.

RECEIVED
2004 MAY -7 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

Epitan Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
88 089 644 119		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	37%	to	258
(Loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	102%	to	(3,141)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net **(Loss)** for the period attributable to members *(item 1.11)*	up	102%	to	(3,141)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	258	408
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(3,399)	(1,966)
1.3	Borrowing costs	-	-
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(3,141)**	**(1,558)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(3,141)**	**(1,558)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(3,141)**	**(1,558)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(3,141)**	**(1,558)**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(3,141)**	**(1,558)**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(3.6)	(2.3)
1.19	Diluted EPS	N/A	N/A

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,141)	(1,558)
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(3,141)**	**(1,558)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	-	-
1.24	Interest revenue	258	408
1.25	Other relevant revenue	-	-
1.26	Details of relevant expenses by function		
	- clinical development costs	1,872	1,210
	- drug delivery research costs	373	-
	- occupancy costs	81	71
	- marketing costs	108	26
	- finance & administration costs	927	623
1.27	Depreciation and amortisation excluding amortisation of intangi bles *(see item 2.3)*	38	36
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(1,932)	(374)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(3,141)	(1,558)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(5,073)**	**(1,932)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	748	-	-	-
2.3	**Total amortisation of intangibles**	**748**	-	-	-
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	4,414	6,981	5,709
4.2	Receivables	30	35	46
4.3	Investments	-	-	-
4.4	Inventories	-	-	-
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	39	13	66
4.7	**Total current assets**	**4,483**	**7,028**	**5,821**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	141	116	127
4.15	Intangibles (net)	5,896	6,624	6,256
4.16	Tax assets	-	-	
4.17	Other (provide details if material)	-	-	
4.18	**Total non-current assets**	**6,037**	**6,741**	**6,383**
4.19	**Total assets**	**10,520**	**13,769**	**12,204**
	Current liabilities			
4.20	Payables	157	291	218
4.21	Interest bearing liabilities	-	-	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	54	28	37
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**211**	**318**	**255**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	-	-	-
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**-**	**-**	**-**
4.32	**Total liabilities**	**211**	**318**	**255**
4.33	**Net assets**	**10,309**	**13,450**	**11,949**

Condensed consolidated statement of financial position continued

	Equity			
4.34	Capital/contributed equity	15,382	15,382	15,382
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(5,073)	(1,932)	(3,433)
4.37	**Equity attributable to members of the parent entity**	**10,309**	**13,450**	**11,949**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**10,309**	**13,450**	**11,949**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	**N/A**	**N/A**

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(2,856)	(903)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	260	389
7.6	Interest and other costs of finance paid	-	-
7.7	Income taxes paid	-	-
7.8	Other – refund of GST from ATO	106	-
7.9	**Net operating cash flows**	**(2,490)**	**(514)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(63)	(57,903)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other – payment for patents & trademarks	(13)	(20)
7.17	**Net investing cash flows**	**(76)**	**(77)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	-	1,003
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	-	-
7.23	**Net financing cash flows**	**-**	**1,003**
7.24	**Net increase (decrease) in cash held**	**(2,566)**	**412**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	6,980	6,568
7.26	Exchange rate adjustments to item 7.25.		
7.27	**Cash at end of period** *(see Reconciliation of cash)*	4,414	6,980

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	4,414	6,980
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**4,414**	**6,980**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(1217)%	(381)%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(30)%	(12)%

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Basic EPS – cents per share	(3.6)
WANOS used in the calculation of Basic EPS	86,414,254
The numerator used in the calculation of Basic EPS	(3,141,224)
Potential ordinary shares are not considered dilutive hence diluted EPS has not been disclosed.	

NTA backing *(see note 7)*	Current period	Previous corresponding Period

11.1	Net tangible asset backing per +ordinary security	$0.05	$0.08

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$-

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary fin al report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	-¢	- ¢	-¢
15.5	Previous year	-¢	-¢	-¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	-¢	- ¢	-¢
15.7	Previous year	-¢	-¢	-¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	-¢	-¢
15.9 Preference +securities	-¢	-¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all secuirities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*	N/A	N/A
15.11 Preference +securities *(each class separately)*	N/A	N/A
15.12 Other equity instruments *(each class separately)*	**N/A**	**N/A**
15.13 Total	**N/A**	**N/A**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	N/A	N/A
16.2 Income tax on ordinary activities	N/A	N/A
16.3 Profit (loss) from ordinary activities after tax	N/A	N/A
16.4 Extraordinary items net of tax	N/A	N/A
16.5 Net profit (loss)	N/A	N/A
16.6 Adjustments	N/A	N/A
16.7 Share of net profit (loss) of associates and joint venture entities	N/A	N/A

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**+Ordinary securities**	86,414,254	86,414,254	N/A	N/A
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	N/A	N/A	N/A	N/A
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
	Share Options	60,285,919	60,285,919	$0.30	30/6/03
	Employee Options	1,250,000	-	$0.10	3/4/06
	"	1,300,000	-	$0.10	22/10/06
	"	150,000	-	$0.12	30/5/07
	"	1,935,937	-	$0.30	30/9/04
	"	750,000	-	$0.30	30/9/05
18.8	Issued during current period	1,300,000	-	$0.10	22/10/06
		150,000	-	$0.12	30/5/07
		2,250,000	-	$0.30	30/9/04
		750,000	-	$0.30	30/9/05
18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	314,063	-	$0.30	30/9/04

18.11	**Debentures** *(description)*	N/A	N/A
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		
18.13	**Unsecured notes** *(description)*	N/A	N/A
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted		

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The consolidated entity operates solely in the biotechnology industry and predominately in Australia.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

NIL

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

NIL

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

NIL

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

NIL

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

NIL

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

NIL

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: ☐ initial service charges ☐ management fees ☐ other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Minter Ellison, 525 Collins St, Melbourne
Date	1/11/02
Time	10.30am
Approximate date the +annual report will be available	1/10/02

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The audit report is attached.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....
(Director/Company Secretary)

Print name: ....

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidatedstatement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures Comparative figures are to be presented in accordance with *AASB 1018*** or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities The issue price and amount paid up is not required in items** 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. Discontinuing operations

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

COMPANY ANNOUNCEMENT

Epitan 2002 Results Show Healthy R&D Spend As Tanning Drug Trials Continue

Tuesday 27 August 2002

Melbourne-based biotechnology company EpiTan Limited [ASX: EPT] today announced that the 2002 financial year would see significant progress in clinical trials of its Melanotan skin cancer prevention technology.

The company announced its annual results for the year to the end of June 2001. A loss of $1.56 million was recorded after writing off research and development expenditure of $463,000 and amortisation of intellectual property of $747,000. Cash reserves at year-end were $7.0 million, the equivalent of 8 cents a share.

Melanotan is a synthetic hormone based on the naturally occurring hormone, α-MSH, which is produced in the body when sunburn occurs. Melanotan stimulates the production of melanin by melanocytes in the epidermis, which produces normal tanning and protects against UV radiation. Melanotan is more potent, more stable and 1000 times more active than its naturally occurring equivalent.

"The year proceeded in accordance with the budget and project business plan and the company looks forward to commencing its clinical trials program in the coming quarter," said EpiTan CEO Dr Wayne Millen. "Clinical trials represent a critical milestone for EpiTan. The past year has seen planning of clinical trials with the appointment of Dr Stuart Humphrey as Manager - Clinical Development to develop trial protocols and supervise the trials."

"In the current financial year we are planning to spend approximately $2.5 million on the Melanotan project, mainly on the clinical trial program and developing drug delivery technology. It is considered there are sufficient cash resources to develop Melanotan through Phase II clinical trials."

The first clinical trial, a Phase I/II trial, to address the way Melanotan distributes itself in the body and to quantitatively measure the tanning of the skin, is expected to commence in the final quarter of this calendar year and is planned to be carried out in the Royal Adelaide Hospital.

The first Phase II trial - to determine how Melanotan can reduce the degree and toxicity of sunburn – is scheduled to commence early next year and be completed by mid-year. A further Phase II study is also planned to commence early 2002 to determine the value of Melanotan to people with genetic susceptibility to skin cancer.

For more information:
Dr Wayne Millen, CEO EpiTan Limited
Ph: 03 9662 4688


RECEIVED
2004 MAY -7 A 9:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

EpiTan Ltd

ABN	Quarter ended ("current quarter")
88 089 644 119	30 June 2002

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (......months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(48)	(169)
		(b) advertising and marketing	-	(29)
		(c) research and development	(332)	(1628)
		(d) leased assets	-	-
		(e) other working capital	(263)	(969)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		72	260
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	GST input tax receipts		85	85
	Net operating cash flows		**(486)**	**(2450)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (......months) $A'000
1.8	Net operating cash flows (carried forward)	(486)	(2,450)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(1)	(3)
	(d) physical non-current assets	(34)	(64)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	(49)
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(35)	(116)
1.14	**Total operating and investing cash flows**	(521)	(2566)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(521)	(2566)
1.21	Cash at beginning of quarter/year to date	4935	6980
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	4414	4414

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	31
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

–

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

--

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

--

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	37	8
4.2 Deposits at call	4377	4927
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	4414	4935

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

+ See chapter 19 for defined terms.

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.